Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199298

PROSPECTUS

CEC Entertainment, Inc.

Exchange Offer for $255,000,000

8.000% Senior Notes due 2022

The Notes and the Guarantees

•	We are offering to exchange $255,000,000 of registered 8.000% Senior Notes due 2022 and certain related guarantees, which we refer to collectively as the “exchange notes,” for a like aggregate amount of our outstanding 8.000% Senior Notes due 2022 and certain related guarantees, which were issued on February 19, 2014 and which we refer to collectively as the “initial notes.” The exchange notes will be issued under an indenture dated as of February 19, 2014, which we refer to as the “indenture.” We refer to the initial notes and the exchange notes collectively as the “notes.”

•	The exchange notes will mature on February 15, 2022. We will pay interest on the exchange notes semi-annually on February 15 and August 15 of each year at a rate of 8.000% per annum, to holders of record at the close of business on the February 1 or August 1 immediately preceding the interest payment date.

•	The exchange notes will be fully and unconditionally guaranteed by each of our domestic restricted subsidiaries that guarantees our senior secured credit facilities (the “Senior Facilities”).

•	The exchanges notes and the related guarantees will be our senior unsecured obligations and will rank (i) equally in right of payment with all of our existing and future senior indebtedness, (ii) senior to all of our future subordinated indebtedness, (iii) effectively subordinated to all of our existing and future secured indebtedness, including indebtedness under the Senior Facilities, to the extent of the value of the collateral securing such indebtedness and (iv) structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the notes.

Terms of the Exchange Offer

•	The exchange offer will expire at 5:00 p.m., New York City time, on December 2, 2014, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of our initial notes that are validly tendered and not withdrawn for the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “Risk Factors ” commencing on page 20.

Neither the Securities and Exchange Commission (the “SEC”), nor any state securities commission nor any other regulatory authority has approved or disapproved of these securities nor have any of the foregoing authorities passed upon or endorsed the merits of this exchange offer or the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We have not applied, and do not intend to apply, for listing or quotation of the notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is October 27, 2014.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules and regulations of the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Until January 25, 2015 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Each prospective purchaser of the exchange notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the additional exchange notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and we shall not have any responsibility therefor.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus contains financial statements of CEC Entertainment, Inc. On January 15, 2014, CEC Entertainment, Inc. entered into an agreement and plan of merger (the “Merger Agreement”) with Queso Holdings Inc., a Delaware corporation (“Holdings”), and Q Merger Sub Inc., a Kansas corporation (“Merger Sub”). Holdings and Merger Sub were, and Holdings continues to be, controlled by Apollo Global Management, LLC and its subsidiaries. On February 14, 2014, pursuant to the Merger Agreement, Merger Sub merged with and into CEC Entertainment, Inc., with CEC Entertainment, Inc. surviving the merger (the “Merger”) and becoming a wholly owned subsidiary of Holdings. The merger and certain associated transactions, which we refer to as the “Transactions,” are further described in the “Prospectus Summary—The Transactions” section of this prospectus.

The Successor period ended June 29, 2014 refers to the period from February 15, 2014 to June 29, 2014, and the Predecessor period ended February 14, 2014 refers to the period from December 30, 2013, the first day of fiscal 2014, to February 14, 2014. The term “Successor” refers to CEC Entertainment, Inc. and its subsidiaries following the Merger, and the term “Predecessor” refers to CEC Entertainment, Inc. and its subsidiaries prior to the Merger.

USE OF NON-GAAP FINANCIAL INFORMATION

EBITDA, a measure used by management to assess operating performance, is defined as net income plus interest expense, income taxes and depreciation and amortization.

Adjusted EBITDA, another measure used by management to assess operating performance, is defined as EBITDA adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under the indenture and/or the Senior Facilities.

We have provided EBITDA and Adjusted EBITDA in this prospectus because we believe they provide investors with additional information to measure our performance. We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future, as well as other items. Further, we believe Adjusted EBITDA provides a meaningful measure of operating profitability because we use it for evaluating our business performance and understanding certain significant items.

EBITDA and Adjusted EBITDA are not presentations made in accordance with generally accepted accounting principles in the United States (“GAAP”), and our use of the terms EBITDA and Adjusted EBITDA varies from others in our industry. EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or cash flows as measures of liquidity. EBITDA and Adjusted EBITDA have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example, EBITDA:

•	excludes certain tax payments that may represent a reduction in cash available to us;

•	does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	does not reflect changes in, or cash requirements for, our working capital needs; and

•	does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness.

In addition, Adjusted EBITDA:

•	does not include one-time expenditures;

•	excludes the impairment of Company-owned stores or impairments of long-lived assets and gains or losses upon disposal of property or equipment;

•	excludes non-cash equity based compensation expense;

•	reflects the removal of the non-cash portion of rent expense relating to the impact of straight-line rent and the amortization of cash incentives and allowances received from landlords, plus the actual cash received from landlords incentives and allowances in the period;

•	excludes start-up and marketing costs incurred prior to the opening of new Company-owned stores;

•	excludes non-recurring income and expenses primarily related to (i) non-recurring franchise fee income; (ii) severance costs; (iii) employee and other legal claims and settlements; (iv) sales and use tax refunds; and (v) certain insurance recoveries relating to prior year expense;

•	includes estimated cost savings, including some adjustments not permitted under Article 11 of Regulation S-X; and

•	does not reflect the impact of earnings or charges resulting from matters that we, the initial purchasers of the notes, the current holders of the notes or the lenders under the Senior Facilities may consider not to be indicative of our ongoing operations.

Our definition of Adjusted EBITDA allows us to add back certain non-cash and non-recurring charges or costs that are deducted in calculating Net income. However, these are expenses that may recur, vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes. Because of these limitations, we rely primarily on our GAAP results and use EBITDA and Adjusted EBITDA only supplementally.

MARKET AND INDUSTRY DATA

We include in this prospectus statements regarding factors that have impacted our and our customers’ industries. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from industry publications and surveys, including those published by IBISWorld and Technomic, as well as internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Neither we nor the initial purchasers have independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

TRADEMARKS

This prospectus contains references to our trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and historical financial statements included elsewhere herein. Because this is a summary, it is not complete and may not contain all of the information that may be important to you in making an investment decision. Before making an investment decision, you should carefully read the entire prospectus, including the information presented under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “Chuck E. Cheese’s” and the “Company” refer to CEC Entertainment, Inc. and each of its consolidated subsidiaries. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Issuer” refer to CEC Entertainment, Inc. and not to any of its subsidiaries. References in this prospectus to our “Sponsor” and the “Apollo Funds” refer to certain investment funds directly or indirectly managed by Apollo Global Management, LLC and its subsidiaries (“Apollo”) as described under “—Our Sponsor.” Unless otherwise indicated or the context otherwise requires, references to “pro forma” information gives pro forma effect to the Transactions described under “—the Transactions,” as if they had occurred on December 31, 2012 for income statement purposes. We operate on a 52 or 53 week fiscal year that ends on the Sunday nearest to December 31. Each quarterly period has 13 weeks, except for a 53 week year, when the fourth quarter has 14 weeks. References to 2013, 2012, 2011 and 2010 are to the fiscal years ended December 29, 2013, December 30, 2012, January 1, 2012 and January 2, 2011, respectively, which each consisted of 52 weeks. References to 2014 are to the fiscal year ending December 28, 2014, which will consist of 52 weeks.

Our Company

Chuck E. Cheese’s is a unique, family-oriented entertainment company that provides its guests with a variety of family entertainment and dining alternatives. Our highly differentiated family leisure offerings include video games, skill games, rides, musical and comical shows and other attractions along with tokens, tickets, and prizes for kids and a wholesome family dining experience. We target families with children aged two through 12 and are known as a destination where “a kid can be a kid.” All of our properties operate under the Chuck E. Cheese’s brand, which is considered one of the most iconic and popular children’s brands. Our commitment to establishing an affordable, fun and safe environment for families is evidenced by our long history and track record of stable revenues, our strong operating margins and our attractive free cash flow profile. We are headquartered in Irving, Texas and have approximately 17,500 employees. For the twelve months ended June 29, 2014, we generated total revenues of $816.9 million and Adjusted EBITDA of $187.4 million. See “Summary Historical Consolidated Financial Data” for additional information about Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

As of June 29, 2014, our portfolio includes 578 stores, of which 524 were Company-operated and the remaining 54 were franchised. Approximately 543 (or 94%) of our stores are located across 47 states in the U.S., and the remaining 35 (or 6%) are located in ten foreign countries. For the twelve months ended June 29, 2014, 55% of our total revenues were derived from entertainment and merchandise, 44% were derived from food and beverage and the remaining 1% were derived from franchise fees and royalties. The charts below show our revenue by source and our geographic and owned-store mix.

Chuck E. Cheese’s Revenue Mix	Geographic Store Mix	Franchised Store Mix

We benefit from an attractive store portfolio that enables us to consistently deliver a high-quality family entertainment experience for our guests. On average, our stores are approximately 12,600 square feet and include approximately 70 games, rides and attractions. Our stores are typically located in densely populated locations, within a 20-minute drive of our guests, and are predominantly situated in shopping centers or free-standing buildings near shopping centers. We recently completed a comprehensive facilities renovation cycle through which we have remodeled or expanded over 90% of our stores since 2005. This process has enabled us to continue to offer a contemporary, safe and clean environment to our guests and has provided us with the square footage necessary to add our newest and most popular games, rides and attractions to our stores. Our comparable stores generate, on average, approximately $1.6 million of revenue per year and store-level EBITDA margins (defined as Company store sales less Company store expenses, excluding depreciation, amortization and allocated advertising, divided by Company store sales) of approximately 35%. Additionally, approximately 99% of our comparable store base has positive store-level EBITDA, further demonstrating the strength of our concept.

Our stores offer customers a broad variety of high-quality entertainment and family dining alternatives. Each of our stores has a showroom and playroom area, which includes an extensive array of amusement and entertainment options. These options range from classic skill games, such as air hockey, skee ball and basketball, to rides, such as mini trains, motorcycles and various driving games. At Chuck E. Cheese’s, kids are able to physically interact with games in order to win tickets that can later be redeemed for prizes, which is an experience that cannot be replicated inside the home or by technology. In an effort to further engage our guests, we also offer musical and comical entertainment that features our iconic Chuck E. Cheese character who “captures the imagination” of kids with live performances and frequent appearances on our showroom and playroom floor. Our wholesome family dining offerings are centered on made-to-order pizzas that are always fresh and never frozen. We also offer a fully stocked salad bar, as well as a variety of sandwiches, wings, appetizers, beverages, desserts and certain gluten-free options. We believe that this unique and highly differentiated combination of high-quality entertainment, food and beverages, as well as attentive and friendly service, provides us with a competitive advantage relative to other family leisure alternatives.

Overview of Family Leisure Alternatives

Our Competitive Strengths

We attribute our success in large part to the following competitive strengths:

Leading Iconic Brand with High Customer Loyalty. We benefit from significant brand strength. Over our 37-year history, we have continued to refine and improve our approach to providing guests with a highly differentiated family leisure experience. We have invested significant resources into building our brand and expanding and optimizing our customer experience. Despite significant advances in technology and consumer taste, our long-standing and iconic brand has continued to resonate amongst our target audience of families with young children. Today, Chuck E. Cheese’s is considered the #1 brand for family fun and entertainment according to a study conducted by a third-party consulting firm. The study indicated that our brand has 99% awareness amongst moms and children, demonstrating its near universal recognition. Additionally, nearly 60% of moms have children who ask to go to Chuck E. Cheese’s at least once every other month, with the average user visiting around four times per year, further demonstrating the strength and loyalty of our brand.

Unique and Differentiated Experience. We provide a highly differentiated leisure and entertainment experience for families within convenient driving distance of their homes. Our business model is unique in that it combines a wholesome family dining offering with distinctive family-oriented games, rides, activities, shows and other entertainment alternatives, all under one roof. In addition to our broad variety of family entertainment and dining offerings, we are differentiated by our well established and highly regarded brand, our proprietary and branded attractions, amenities and characters and our long track record of providing a safe, engaging and family-friendly environment for our guests. We believe that we are the only business of scale to provide such a multi-faceted, convenient and differentiated family leisure experience.

Highly Compelling, Value-Oriented Family Experience. Our unique product offering and differentiated experience offers an attractive value proposition to families. Many of our high quality entertainment offerings, including all of our live and interactive shows and some of our activities, can be experienced by our guests free of charge. We also generate significant revenue from packaged deals through which our guests receive a combination of food, drinks and tokens at discounted prices. Our breadth of product offerings and our dedication to providing families with a safe and engaging environment at a compelling value provide us with a significant competitive advantage. For a family of four, a visit to Chuck E. Cheese’s costs approximately $30 for food, drinks and entertainment, which is a fraction of the cost of comparable food, drink and entertainment for a family of four at other family leisure alternatives, including movie theaters, bowling alleys and regional amusement parks.

Diversified Business Model. We believe that the distinctive nature of our product offerings and the diverse locations of our stores provide us with significant benefits. Unlike a traditional dining company, we generate significant revenue from our entertainment and merchandise. For the twelve months ended June 29, 2014, we generated approximately 55% of our revenue from entertainment and merchandise and approximately 44% from food and beverage and the remaining 1% from franchised stores. In addition, our portfolio of 578 stores is spread across 47 states and 11 total countries, with relatively consistent revenue contribution across regions. This significant geographic diversity fosters a much more resilient business model as it limits the potential impact of weather or economic conditions in any particular region. Additionally, our broad geographic exposure provides us with a high degree of visibility and allows us to leverage a national advertising platform that fosters brand strength, loyalty and awareness.

Resilient Business Model. We believe that we benefit from strong and consistent demand for our entertainment offerings from families who desire high quality, safe, clean, convenient and affordable ways to spend time with their children outside of the home. Additionally, unlike many other family leisure alternatives, such as regional amusement parks, our stores are open year round and operate indoors which limits exposure to weather and seasonality. Our differentiated and diversified business model has enabled us to demonstrate strong and resilient financial performance regardless of the macro economic backdrop. For example, during 2009, when GDP declined by 2.8% and unemployment peaked at a year-end high of 9.9%, our comparable store sales declined by only 2.8%, which compares favorably to comparable store sales for casual dining, amusement park and cruise businesses, which declined by an average of 5.6%, 7.5% and 7.7%, respectively.

Strong Operating Margins with Attractive Free Cash Flow. Our unique business model, which combines high-quality entertainment with wholesome family dining, provides for an attractive free cash flow profile. We have been able to consistently generate high operating margins while offering a compelling value proposition to our guests and maintaining strict discipline with respect to our highly scalable operating expense base. We also benefit from modest maintenance capital expenditure requirements (i.e., total capital expenditures excluding capital expenditures on new units, remodels, expansions and major attractions). For the twelve months ended June 29, 2014, our Adjusted EBITDA margin was 23% and our Free Cash Flow conversion (measured as Adjusted EBITDA less maintenance capital expenditures divided by Adjusted EBITDA) was approximately 87%.

Proven and Experienced Management Team. Our executive management team has significant experience in the leisure, hospitality, entertainment and family dining industries and has significant expertise operating complex, themed family entertainment businesses. Our executive management team has a long history and successful track record of driving comparable store sales growth, maintaining attractive Adjusted EBITDA margins and growing our footprint, both domestically and internationally. We also benefit from a strong team of highly skilled, loyal and committed managers and employees at each of our stores. We believe that our executive management team, as well as our other employees, are well positioned to continue to drive strong financial performance while providing our guests with a superior and highly memorable experience.

Our Strategies

Our strategy focuses on increasing comparable store sales, improving profitability and margins and expanding our stores domestically and internationally. We have developed and implemented a long-term strategy which includes the following elements:

Increase Comparable Store Sales. We have multiple drivers to increase our comparable store sales. We believe that entertainment is a key driver of our sales, and have remained focused on refreshing and optimizing our offerings in order to continue to provide our guests with a highly engaging and entertaining environment. During 2013, we developed a strategy to provide our stores with new games and rides on a more regular basis and at a lower cost per store, which we believe will benefit our comparable store sales. We have also begun to test the introduction of new major attractions in our stores. Some of these attractions, which include bumper cars, a laser maze and a fun house, have demonstrated early success and are expected to be introduced to a number of our stores in the near-term. In addition to our refined games and attractions strategy, we also expect to drive comparable store sales performance through improved marketing efficiency and effectiveness. As a part of our enhanced strategy, we are reallocating our advertising spend towards national television and are refocusing our marketing message towards kids, who are the biggest catalysts for our demand. We expect to experience success going forward as we realize the impact of the full implementation of these strategies. Finally, we believe that the compelling value proposition we provide is not only a strength but also a significant area of opportunity. We believe that we can modify pricing and packaging in select markets across the U.S. while still continuing to provide our guests with a strong value proposition.

Improve Profitability and Margins. We continuously focus on driving financial performance through expense rationalization across all our stores and corporate functions. We believe that continued focus on operating margins and the deployment of best practices across our brand and corporate functions will yield continued margin improvement. Our general managers at our properties and our corporate staff are all incentivized on both revenue and profitability, which fosters a strict focus on both expense control and providing a high-quality experience for our guests. Additionally, we are implementing a number of cost savings initiatives across our business. We expect these initiatives to generate cost savings in a number of key areas, including labor, utilities, cost of sales and other operating expenses, as well as general and administrative expenses. Our business model benefits from substantial operating leverage and will enable us to continue to drive margin improvement as we realize our strategic plan to grow our comparable store sales and our domestic and international store base.

Expand Our Stores Domestically and Internationally. We maintain a proven and highly successful business model and have developed a long history and successful track record of opening new Chuck E. Cheese’s stores at attractive rates of return. We strategically locate our stores within convenient driving distance to large metropolitan areas with favorable demographic conditions, including but not limited to large numbers of families with children aged two through 12. We believe that there are a significant number of locations, both domestically and internationally, with these characteristics in which a Chuck E. Cheese’s can be successful. For domestic new store openings, we undergo a rigorous due diligence and site selection process prior to opening a new store. This disciplined process has enabled us to achieve highly attractive returns, generating unlevered returns on our investment in new company-operated stores in excess of 20% on average (excluding allocated advertising). Internationally, we have focused on our franchise model, through which we have developed partnerships with strong and reputable counterparties in order to grow our concept globally. Over the last few years, we have experienced growth in our international franchise store count and expect this to be a key area of growth going forward. Our franchise model is highly attractive in that it enables us to earn predictable and high-margin cash flow without any upfront capital requirements. We also benefit from a highly scalable existing platform that enables us to manage additional domestic and international stores without any material incremental costs.

Our Industry

We operate in a unique niche and benefit from the attractive attributes of both the entertainment industry and the family dining sector.

Entertainment Industry Overview

The entertainment industry is comprised of a large number of venues ranging from a small group of high-attendance, heavily themed destination theme parks to a large group of lower attendance local theme parks and family entertainment centers. According to IBISWorld report, sales for amusement parks, movie theatres and arcades and food and entertainment complexes in the U.S. grew by 2.4% to almost $30 billion in 2012, significantly outperforming industry sales growth of 0.5% in 2011. IBISWorld’s one-year forecast for total U.S. revenue growth for the aforementioned industries is projected to increase 3.8% in aggregate for 2013 due to an overall improvement in economic conditions that should drive disposable income and willingness to spend time pursuing entertainment-related activities.

Restaurant Industry Overview

The restaurant business and, in particular, the family dining industry is intensely competitive. Key elements of competition in this industry include: the price, quality and value of food products offered; service; advertising effectiveness; brand name awareness; restaurant convenience; and attractiveness of facilities. According to Technomic, sales for the U.S. restaurant industry grew 3.2% to approximately $449 billion in 2013, compared to industry sales growth of 5.2% in 2012. Total industry units had a second consecutive year of growth since the recession, growing at a rate of 0.7% in 2013. Technomic’s one-year forecast for total U.S. restaurant growth shows that overall forecasted restaurant sales are projected to increase 2.1% in the aggregate for 2014 due to slight price increases and a continued consumer preference for value based dining options as the economy improves.

The Transactions

On January 15, 2014, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Queso Holdings, Inc., a Delaware corporation (“Holdings”), and Q Merger Sub Inc., a Kansas corporation and a wholly owned subsidiary of Holdings (“Merger Sub”). Holdings and Merger Sub are controlled by Apollo. Pursuant to the Merger Agreement, on January 16, 2014, Merger Sub commenced a tender offer to purchase all of the issued and outstanding shares of common stock of the Issuer (the “Tender Offer”). Following the successful completion of the Tender Offer, on February 14, 2014, Merger Sub merged with and into the Issuer, with the Issuer surviving the merger (the “Merger”) and becoming a wholly owned subsidiary of Holdings. We refer to the Merger and the Tender Offer together as the “Acquisition.” The consideration paid in the Acquisition, including the repayment of our previously existing revolving credit facility (the “Existing Facility”), was approximately $1.4 billion. Upon the completion of the Acquisition, the Apollo Funds directly and indirectly owned all of the equity interests of Holdings.

Prior to the closing of the Acquisition, the Apollo Funds directly and indirectly contributed approximately $350 million in cash in the form of common equity to Holdings, which amounts were contributed to Merger Sub and used to fund a portion of the Acquisition consideration and to pay fees and expenses in connection with the Transactions.

Concurrently with the closing of the Acquisition, we entered into (i) our $910 million Senior Facilities, which include a five-year $150 million senior secured revolving credit facility (the “revolving credit facility”), which was undrawn at the closing of the Acquisition, and a seven-year $760 million senior secured term loan credit facility (the “term loan facility”) and (ii) a bridge loan facility (the “bridge facility”), pursuant to which we borrowed approximately $248.5 million of bridge loans. We used the proceeds from the borrowings under the term loan facility and the bridge facility to fund a portion of the Acquisition and to pay fees and expenses in connection with the Transactions (as defined below). A portion of the Acquisition consideration was used to repay the outstanding borrowings under the Existing Facility, and the commitments thereunder were terminated.

On February 19, 2014, we issued the initial notes and used the proceeds therefrom to repay our borrowings under the bridge facility in full.

Throughout this prospectus, we collectively refer to the Acquisition, the investment in Holdings’ equity described above, the entry into the Senior Facilities and the bridge facility, the repayment of borrowings under the Existing Facility and termination of commitments thereunder, the issuance of the initial notes and the repayment of the borrowings under the bridge facility as the “Transactions.”

Recent Events

On August 21, 2014, Holdings granted options to purchase approximately 194,000 shares of its common stock to certain directors, officers and employees of the Issuer. The options are subject to certain service- and performance-based vesting criteria and also to accelerated vesting in the event of certain terminations of employment upon or within 12 months following a change in control of Holdings.

On August 25, 2014, we closed a sale leaseback transaction (the “Sale Leaseback”) with National Retail Properties, Inc. (“NNN”). Pursuant to the Sale Leaseback, we sold 49 properties located throughout the United States to NNN, and we leased each of the 49 properties back from NNN pursuant to two separate master leases on a triple-net basis for their continued use as Chuck-E-Cheese’s family dining and entertainment centers. The leases have an initial term of 20 years, with four five-year options to renew. The aggregate purchase price for the properties in connection with the Sale Leaseback was approximately $185 million in cash, and the net proceeds realized by the Company were approximately $140 million. We expect to use the net proceeds from the Sale Leaseback for capital expenditures, future liquidity needs and other general corporate purposes.

Corporate Structure

The diagram below sets forth a simplified version of our organizational structure and our principal indebtedness as of the date of this prospectus. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with, or all obligations of, the Issuer.

(1)	Holdings guarantees the Senior Facilities on a non-recourse basis but does not guarantee the notes. In addition, Holdings has pledged all of the equity of the Issuer to secure the Senior Facilities.
(2)	The Issuer has pledged a significant portion of its assets, including 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, as collateral under the Senior Facilities. See “Description of Other Indebtedness—Senior Facilities.”
(3)	As of June 29, 2014, no borrowings were drawn and outstanding under the revolving credit facility and $10.9 million of letters of credit were outstanding thereunder.
(4)	All wholly owned material domestic subsidiaries of the Issuer, other than any domestic subsidiary that is a subsidiary of a foreign subsidiary and certain other exceptions, guarantee the Senior Facilities and the notes. In addition, all such subsidiary guarantors guarantee and pledge certain assets under the Senior Facilities.
(5)	Consists of non-wholly owned subsidiaries and foreign subsidiaries. As of June 29, 2014, on a historical basis, our foreign non-guarantor subsidiaries held less than 3% of our consolidated assets and had no outstanding indebtedness, excluding intercompany obligations. During the twelve months ended June 29, 2014, the foreign non-guarantor subsidiaries generated less than 3% of our total revenues and approximately 1% of our EBITDA. Our non-wholly owned, non-guarantor subsidiaries represented less than 1% of our historical consolidated assets as of June 29, 2014 and less than 1% of total revenues and of EBITDA during the twelve months ended June 29, 2014.

Our Sponsor

Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, Toronto, London, Frankfurt, Luxembourg, Singapore, Mumbai and Hong Kong. Apollo had assets under management of approximately $168 billion as of June 30, 2014 in private equity, credit and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, please visit www.agm.com.

Corporate Information

Our principal executive offices are located at 4441 West Airport Freeway, Irving, Texas 75062.

SUMMARY OF THE EXCHANGE OFFER

Exchange Offer	We are offering to exchange up to $255,000,000 aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes. In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn. Initial notes may be exchanged only for a minimum principal denomination of $2,000 and in integral multiples of $1,000 in excess thereof.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on December 2, 2014, unless we decide to extend it.

Exchange Notes	The exchange notes will be material in all respects to the initial notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliates of ours or subject to restrictions due to being broker-dealers;

•	the exchange notes are not entitled to the registration rights applicable to the initial notes under the registration rights agreement dated February 19, 2014 (the “Registration Rights Agreement”); and

•	our obligation to pay additional interest on the initial notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes.

Conditions to the Exchange Offer	We will complete this exchange offer only if subject to customary conditions, some of which we may waive, that include the following conditions:

•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer;

•	there is no change in the current interpretation of the staff of the SEC permitting resales of the exchange notes;

•	there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939 (the “TIA”);

•	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer; and

•	we obtain all the governmental approvals we deem necessary to complete this exchange offer.

Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to Wilmington Trust, National Association, as exchange agent, at its address indicated under “The Exchange Offer—Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your initial notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial notes that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes will not be a taxable event to you for U.S. federal income tax purposes. Please refer to the section of this prospectus entitled “U.S. Federal Income Tax Considerations.”

Exchange Agent	Wilmington Trust, National Association is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of its obligations under the Registration Rights Agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act;

•	you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act; and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless:

•	the initial purchasers request us to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer; or

•	you are not eligible to participate in the exchange offer; or

•	you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

•	you are a broker-dealer and hold initial notes that are part of an unsold allotment from the original sale of the initial notes.

In these cases, the Registration Rights Agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act, any initial notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to The Exchange Offer.”

Resales	It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “—Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that the Issuer will acquire good and unencumbered title thereto;

•	the exchange notes acquired by you are being acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes;

•	you are not an affiliate, (as defined in Rule 405) under the Securities Act, of the Issuer, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and

•	if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedures for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risks Related to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer (1) that receives exchange notes, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from us in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

SUMMARY OF TERMS OF THE EXCHANGE NOTES

Issuer	CEC Entertainment, Inc.

Exchange Notes	Up to $255,000,000 aggregate principal amount of 8.000% Senior Notes due 2022. The form and terms of the exchange notes are the same as the forms and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, the exchange notes will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under our Registration Rights Agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.

Maturity Date	The notes will mature on February 15, 2022.

Interest Payment Date	February 15 and August 15 of each year.

Interest Rate	Interest on the notes has accrued from February 19, 2014 at a rate of 8.000% per annum and is payable in cash.

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof; provided that notes may be issued in denominations of less than $2,000 solely to accommodate book-entry positions that have been created by a DTC participant in denominations of less than $2,000.

Guarantees	Our obligations under the notes are fully and unconditionally guaranteed, jointly and severally, by the Issuer’s present and future direct or indirect wholly owned material domestic subsidiaries that guarantee the Senior Facilities.

Ranking	The notes and the related guarantees will be our senior unsecured obligations and will:

•	rank equally in right of payment with all of our existing and future senior indebtedness;

•	rank senior in right of payment to all of our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes;

•	be effectively subordinated to all of our existing and future secured indebtedness, including indebtedness under the Senior Facilities, to the extent of the value of the collateral securing such indebtedness; and

•	be structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the notes.

As of June 29, 2014, the notes were effectively subordinated to $760.0 million face value of indebtedness drawn (with a further $150.0 million available for borrowing, without giving effect to letters of credit) under the Senior Facilities.

As of June 29, 2014, on a historical basis, foreign subsidiaries of the Issuer that would not have guaranteed the notes held less than 3% of our consolidated assets and had no outstanding indebtedness, excluding intercompany obligations. During the twelve months ended June 29, 2014, the foreign non-guarantor subsidiaries generated less than 3% of our total revenues and approximately 1% of our EBITDA. The non-wholly owned subsidiaries that would not have guaranteed the notes represent less than 1% of our consolidated total assets on a historical basis as of June 29, 2014 as well as less than 1% of revenue and of EBITDA during the twelve months ended June 29, 2014.

Optional Redemption	Prior to February 15, 2017, the Issuer may redeem some or all of the notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and additional interest, if any, to (but not including) the applicable redemption date plus the applicable “make-whole” premium.

On or after February 15, 2017, the Issuer may redeem some or all of the notes at the redemption prices set forth in this prospectus.

Additionally, on or prior to February 15, 2017, the Issuer may redeem up to 40% of the aggregate principal amount of the notes with the net proceeds of specified equity offerings at the redemption price set forth in this prospectus. See “Description of Notes—Optional Redemption.”

Change of Control	If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any. We might not be able to pay you the required price for notes you present us at the time of a change of control because the Senior Facilities or other indebtedness may prohibit payment or we might not have enough funds at that time. See “Description of Notes—Change of Control.”

Certain Covenants	•	The indenture, among other things, limits our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness;

•	pay dividends or distributions on, or redeem or repurchase, capital stock and make other restricted payments;

•	make investments;

•	consummate certain asset sales;

•	engage in transactions with affiliates;

•	grant or assume liens; and

•	consolidate, merge or transfer all or substantially all of our assets.

These limitations are subject to a number of important qualifications and exceptions as described under “Description of Notes—Certain Covenants.”

Most of the restrictive covenants set forth above will cease to apply for so long as the notes are rated investment grade by both rating agencies.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the Registration Rights Agreement entered into in connection with the offering of the initial notes. See “Use of Proceeds.”

Risk Factors	You should consider all of the information contained in this prospectus before making an investment decision. In particular, you should consider the risks described under “Risk Factors.”

Absence of a Public Market for the Exchange Notes	The exchange notes are new securities for which there is no established market. We cannot assure you that a market for these exchange notes will develop, be maintained or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors—Risks Related to Our Indebtedness and the Notes.” Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop, or if developed be maintained, for the notes.”

Form of the Exchange Notes	The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company (“DTC”) with Wilmington Trust, National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Book-Entry; Delivery and Form of Securities” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents the summary historical consolidated financial data of the Company. We have derived the consolidated statement of earnings data for the fiscal years ended January 1, 2012, December 30, 2012 and December 29, 2013, and the consolidated balance sheet data as of December 30, 2012 and December 29, 2013, from the audited consolidated financial statements of our Predecessor included elsewhere in this prospectus.

We have derived the consolidated statement of earnings data for the six months ended June 30, 2013 and the Predecessor period from December 30, 2013 to February 14, 2014 from the unaudited consolidated financial statements of our Predecessor included elsewhere in this prospectus. We have derived the consolidated statement of earnings data for the Successor period from February 15, 2014 to June 29, 2014, and the consolidated balance sheet data as of June 29, 2014, from the unaudited consolidated financial statements of our Successor included elsewhere in this prospectus. Our unaudited consolidated financial data were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the six months ended June 29, 2014 are not necessarily indicative of the results that can be expected for the full year or any future period.

The summary historical consolidated financial data should be read in conjunction with “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

	Successor	Predecessor
	135 Day Period Ended June 29, 2014	47 Day Period Ended February 14, 2014	Six Month Period Ended June 30, 2013	Fiscal Year Ended
				December 29, 2013	December 30, 2012	January 1, 2012
		(unaudited)
	(dollars in thousands)
Consolidated Statement of Earnings Data:
Revenues
Food and beverage sales	$141,926	$50,897	$202,318	$368,584	$372,948	$388,908
Entertainment and merchandise sales	184,264	62,659	242,328	448,155	425,989	426,986

Total Company store sales	326,190	113,556	444,646	816,739	798,937	815,894
Franchise fees and royalties	1,960	687	2,601	4,982	4,543	5,284

Total revenues	328,150	114,243	447,247	821,721	803,480	821,178

Operating Costs and Expenses
Company store operating costs
Cost of food and beverage (exclusive of items shown separately below)	36,083	12,285	48,965	90,363	93,417	95,989
Cost of entertainment and merchandise (exclusive of items shown separately below)	10,757	3,729	16,280	29,775	30,855	32,362

Total cost of food, beverage, entertainment and merchandise	46,840	16,014	65,245	120,138	124,272	128,351
Labor expenses	86,695	31,998	117,940	229,172	223,605	222,596
Depreciation and amortization	52,519	9,733	39,063	78,167	78,769	80,826
Rent expense	30,425	12,365	38,976	78,463	75,312	74,992
Other store operating expenses	48,978	15,760	64,374	131,035	126,855	126,847

Total Company store operating costs	265,457	85,870	325,598	636,975	628,813	633,612

	Successor	Predecessor
	135 Day Period Ended June 29, 2014	47 Day Period Ended February 14, 2014	Six Month Period Ended June 30, 2013	Fiscal Year Ended
				December 29, 2013	December 30, 2012	January 1, 2012
		(unaudited)
	(dollars in thousands)
Other costs and expenses
Advertising expense	14,688	5,903	22,316	41,217	35,407	34,989
General and administrative expenses	18,756	7,963	29,421	57,007	53,437	51,859
Transaction and Severance Costs	37,521	11,634	—
Asset impairment	—	—	226	3,051	6,752	2,739

Total operating costs and expenses	336,422	111,370	377,561	738,250	724,409	723,199

Operating income (loss)	(8,272)	2,873	69,686	83,471	79,071	97,979
Interest expense	27,282	1,151	4,231	7,453	9,401	8,875

Income (loss) before income taxes	(35,554)	1,722	65,455	76,018	69,670	89,104
Income tax expense (benefit)	(8,898)	1,018	24,959	28,194	26,080	34,142

Net income (loss)	$(26,656)	$704	$40,496	$47,824	$43,590	$54,962

Other Financial Data:
EBITDA(1)	$44,968	$12,756	$109,115	$162,499	$158,581	$179,539
Adjusted EBITDA(1)	94,151	24,967	117,893	186,131	184,024	198,412
Balance Sheet Data (at end of period):
Cash and cash equivalents	$55,171		$20,195	$20,686	$19,636
Total assets	1,712,285		783,065	791,611	801,806
Total liabilities	1,383,397		624,907	630,843	658,532
Total stockholders’ equity	328,888		158,158	160,768	143,274

(1)	EBITDA, a measure used by management to assess operating performance, is defined as net income plus interest expense, income taxes and depreciation and amortization.

Adjusted EBITDA, another measure used by management to assess operating performance, is defined as EBITDA adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under the indenture and/or the Senior Facilities.

Each of the above described EBITDA-based measures is not a recognized term under U.S. GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operations as a measure of liquidity. Additionally, each such measure is not intended to be a measure of free cash flows available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Such measures have limitations as analytical tools, and you should not consider any of such measures in isolation or as substitutes for our results as reported under U.S. GAAP. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, these EBITDA-based measures may not be comparable to other similarly titled measures of other companies. See “Use of Non-GAAP Financial Information.”

Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments.

Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors in our debt about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future as well as others. Such supplementary adjustments to EBITDA may not be in accordance with current SEC practice or with regulations adopted by the SEC that apply to registration statements filed under the Securities Act and periodic reports presented under the Exchange Act. Accordingly, the SEC may require that Adjusted EBITDA be presented differently in filings made with the SEC than as presented in this offering circular or not be presented at all. The indenture, the credit agreement governing the Senior Facilities and other debt agreements may permit us to exclude other charges and expenses and make other or different adjustments in calculating Adjusted EBITDA (which is defined as “EBITDA” in the indenture and the credit agreement governing the Senior Facilities). See “Securities and Exchange Commission Review.”

EBITDA and Adjusted EBITDA are calculated as follows:

	For the 135 Day Period Ended	For the 47 Day Period Ended	Six Months Ended	Six Months Ended	Fiscal Year Ended
	June 29, 2014	February 14, 2014	June 29, 2014	June 30, 2013	December 29, 2013	December 30, 2012	January 1, 2012
	Successor	Predecessor	Combined(9)	Predecessor
		(in thousands)
Net income (loss) as Reported	$(26,656)	$704	$(25,952)	$40,496	$47,824	$43,590	$54,962
Interest expense	27,282	1,151	28,433	4,231	7,453	9,401	8,875
Income tax expense (benefit)	(8,898)	1,018	(7,880)	24,959	28,194	26,080	34,142
Depreciation and amortization	53,240	9,883	63,123	39,429	79,028	79,510	81,560

EBITDA	44,968	12,756	57,724	109,115	162,499	158,581	179,539
Non-cash impairments, gain or loss on disposal(1)	2,551	294	2,845	(99)	6,360	10,314	5,774
Non-cash stock-based compensation(2)	—	12,639	12,639	4,225	8,481	7,468	7,185
Rent expense book to cash(3)	6,460	(1,190)	5,270	871	714	(313)	1,675
Store pre-opening costs(4)	506	131	637	549	2,057	1,525	391
Purchase accounting adjustments(5)	413	—	413	—	—	—	—
Franchise fee revenue(6)	100	—	100	—	—	—	—
One-time items(7)	37,986	(165)	37,821	351	(40)	99	372
Cost savings initiatives(8)	1,167	502	1,669	2,881	6,060	6,350	3,476

Adjusted EBITDA	$94,151	$24,967	$119,118	$117,893	$186,131	$184,024	$198,412

(1)	Relates primarily to (i) the impairment of Company-owned stores or impairments of long lived assets and (ii) gains or losses upon disposal of property or equipment.
(2)	Represents non-cash equity-based compensation expense.
(3)	Represents (i) the removal of the non-cash portion of rent expense relating to the impact of straight-line rent and the amortization of cash incentives and allowances received from landlords, plus (ii) the actual cash received from landlords incentives and allowances in the period in which it was received.
(4)	Relates to start-up and marketing costs incurred prior to the opening of new Company-owned stores and generally consists of payroll, recruiting, training, supplies and rent incurred prior to store opening.
(5)	Represents revenue related to unearned gift cards and unearned franchise fees that were removed in purchase accounting, and therefore were not recorded as revenue.
(6)	Represents the actual cash received for franchise fees received in the period for post-acquisition franchise development agreements, which are not recorded as revenue until the franchise store is opened.
(7)	Represents non-recurring income and expenses primarily related to (i) transaction costs associated with the Merger; (ii) severance expense and executive termination benefits; (iii) employee and other legal claims and settlements; (iv) sales and use tax refunds; and (v) certain insurance recoveries relating to prior year expense.
(8)	Relates to estimated net cost savings primarily from (i) the change from public to private ownership upon the closing of the Acquisition and elimination of public equity securities, with reductions in investor relations activities, directors fees and certain legal and other securities and filing costs; (ii) the full-year effect of cost savings initiatives implemented by the Company in 2013; (iii) the estimated effect of cost savings following the Acquisition from participation in Sponsor-leveraged purchasing programs including various supplies, travel and communications purchasing categories; (iv) the net impact of labor savings associated with changes in management; and net of (v) the estimated incremental costs associated with our new IT systems and post-closing insurance arrangements. Does not include the proforma impact of new and closed stores.
(9)	In order to present our Summary Historical Consolidated Financial Data in a way that offers a meaningful period to period comparison, we have combined the Predecessor and Successor periods to arrive at the six month period ended June 29, 2014; however, these combined results are considered non-GAAP financial measures.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus, before participating in the exchange offer. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In any such case, you may lose all or a part of your investment in the notes.

Risks Related to Our Business

If we are unable to successfully open new stores or appropriately update and evolve our current store base, our business and our consolidated financial results could be adversely affected.

Our ability to increase revenues and improve financial results depends, to a significant degree, on our ability to successfully implement and refine our long-term growth strategy. As part of our long-term growth strategy, we plan to upgrade the games, rides and entertainment in some of our existing stores, remodel and expand certain of our existing stores and open additional new stores in selected markets. The opening and success of new Chuck E. Cheese’s stores is dependent on various factors, including but not limited to the availability of suitable sites, the negotiation of acceptable lease terms for such locations, our ability to meet construction schedules, our ability to manage such expansion and hire and train personnel to manage the new stores, the potential cannibalization of sales at our adjacent stores located in the market, as well as general economic and business conditions. Our ability to successfully open new stores or remodel, expand or upgrade the entertainment at existing stores will also depend upon the availability of sufficient capital for such purposes, including operating cash flow, the Senior Facilities, future debt financings, future equity offerings or a combination thereof. There can also be no assurance that we will be successful in opening and operating the number of anticipated new stores on a timely or profitable basis. There can be no assurance that we can continue to successfully remodel or expand our existing facilities or upgrade the games and entertainment or obtain a reasonable return on such investments.

Our growth is also dependent on our ability to continually evolve and update our business model to anticipate and respond to changing customer preferences and competitive conditions. There can be no assurance that we will be able to successfully anticipate changes in competitive conditions or customer preferences or that the market will accept our business model. In recent years, we have reduced capital expenditures allocated to our existing stores and increased capital expenditures related to new store development. This reduction in capital expenditures allocated to our existing stores may have an adverse effect on our comparable store sales, revenues and operating results. If revenues and/or operating results are lower than our current estimates, we may incur additional charges for asset impairments in the future, which could adversely impact our consolidated financial results. Additionally, we incur significant costs each time we open a new store and other expenses when we relocate or remodel existing stores. The expenses of opening, relocating or remodeling any of our stores may be higher than anticipated. If we are unable to open or are delayed in opening new or relocated stores, we may incur significant costs, which could adversely affect our consolidated financial results. If we are unable to remodel or are delayed in remodeling stores, we may incur significant costs, which could adversely affect our business and our consolidated financial results.

We may not be successful in the implementation of our marketing strategy, which could adversely affect our business and our consolidated financial results.

Our long-term growth is dependent on the success of strategic initiatives to effectively market and advertise our concept to our target audience. In recent years, we have made significant changes to our marketing and advertising strategy, including (a) the introduction of an updated Chuck E. Cheese character; (b) reallocations of our media expenditures; and (c) promoting our value proposition and national menu pricing through free-standing inserts in newspapers, on television and online. There can be no assurance that these changes to our traditional media strategy, which was heavily weighted towards kids television advertising, free-standing inserts in newspapers and significant couponing, will be effective at reaching customers or be accepted by customers. If we are not effective in reaching our target audience with our new marketing and advertising strategy or if these changes are not accepted by guests, our business and our consolidated financial results could be adversely affected. Additionally, these changes to our strategy increased our total advertising costs. We may incur additional advertising costs in the future, as there can be no assurance that our current strategy will be effective in reaching our targeted customer base.

The restaurant and entertainment industries are highly competitive, and that competition could harm our business and our consolidated financial results.

We believe that our combined restaurant and entertainment center concept puts us in a niche, which combines elements of both the restaurant and entertainment industries. As a result, we compete with entities in both industries. The family dining industry and the entertainment industry are highly competitive, with a number of major national and regional chains operating in each of these spaces. Although other restaurant chains presently utilize the concept of combined family dining-entertainment operations, we believe these competitors operate primarily on a local, regional or market-by-market basis. Within the traditional restaurant sector, we compete with other casual dining restaurants on a nationwide basis with respect to price, quality and speed of service, type and quality of food, personnel, the number and location of restaurants, attractiveness of facilities, effectiveness of advertising and marketing programs and new product development. To a lesser extent, our competition also includes quick service restaurants with respect to pricing, service, experience and perceived value. Within the entertainment sector, we compete with movie theaters, bowling alleys, theme parks and other family-oriented concepts on a nationwide basis with respect to perceived value and overall experience. Additionally, children’s interests and opportunities for entertainment continue to expand. If we are unable to successfully evolve our concept, including new food and entertainment offerings, we may lose market share to our competition. These competitive market conditions, including the emergence of significant new competition, could adversely affect our business and our consolidated financial results.

Changes in consumer discretionary spending could reduce sales at our stores and have an adverse effect on our business and our consolidated financial results.

Purchases at our stores are discretionary for consumers and, therefore, our consolidated results of operations are susceptible to economic slowdowns and recessions. We are dependent in particular upon discretionary spending by consumers living in the communities in which our stores are located. A significant portion of our stores are clustered in certain geographic areas. Currently, a total of 177 Chuck E. Cheese’s stores are located in California, Texas and Florida (174 are Company-owned and three are franchised locations). A significant weakening in the local economies of these geographic areas, or any of the areas in which our stores are located, may cause consumers to curtail discretionary spending, which in turn could reduce our Company store sales and have an adverse effect on our business and our consolidated financial results.

The future performance of the United States and global economies are uncertain and are directly affected by numerous national and global financial, political and other factors that are beyond our control. Increases in credit card debt, home mortgage and other borrowing costs and declines in housing values could further weaken the U.S. economy, leading to a further decrease in discretionary consumer spending. We believe that consumers generally are more willing to make discretionary purchases, including at our stores, during periods in which favorable economic conditions prevail. Further, fluctuations in the retail price of gasoline and the potential for future increases in gasoline and other energy costs may affect consumers’ disposable incomes available for entertainment and dining. Changes in consumer spending habits as a result of a recession or a reduction in consumer confidence are likely to reduce our sales performance, which could have an adverse effect on our business and our consolidated financial results. In addition, these economic factors could affect our level of spending on planned capital initiatives at our stores, and thereby impact our future sales.

Economic uncertainty in the U.S. and Canada could adversely impact our business and our consolidated financial results, and a renewed recession could adversely affect our business and our consolidated financial results.

Our target market of families with young children can be highly sensitive to adverse economic conditions, which may impact their desire to spend discretionary dollars resulting in lower customer traffic levels in our stores. Reduced consumer confidence as a result of a renewed recession, job losses, home foreclosures, investment losses in the financial markets, personal bankruptcies and reduced access to credit may also result in lower levels of traffic to our stores. Moreover, our customer traffic may be impacted by major changes in U.S. fiscal policy. If conditions worsen, we could experience a deterioration in customer traffic and/or a reduction in the average amount spent in our stores, which would negatively impact our sales. This could result in a reduction in staffing at our stores, deferring or curtailing our capital expenditures and potential store closures. Additionally, if revenues and/or operating results are lower than our current estimates, we may incur additional charges for asset impairments in the future, which could adversely impact our consolidated financial results. Future recessionary effects are unknown at this time and could have an adverse impact on our business and our consolidated financial results.

Negative publicity concerning food quality, health, general safety or other issues could negatively affect our brand image and adversely affect our consolidated financial results.

Food service businesses can be adversely affected by litigation and complaints from guests, consumer groups or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one store or a limited number of stores. Publicity concerning food-borne illnesses, injuries caused by food tampering and general safety issues could negatively affect our operations, reputation and brand. Families with young children may be highly sensitive to adverse publicity that may arise from an actual or perceived negative event within one or more of our stores. We have, from time to time, received negative publicity related to altercations and other incidents in certain of our stores. There can be no assurance that in the future we will not experience negative publicity regarding one or more of our stores, and the existence of negative publicity could adversely affect our brand image with our customers and our consolidated financial results.

The speed at which negative publicity can be disseminated has increased dramatically with electronic communication, including social media. Many social media platforms allow for users to immediately publish content without checking the accuracy of the content posted. If we are unable to quickly and effectively respond to such information, we may suffer declines in guest traffic, which could adversely impact our consolidated financial results.

Our strategy to open international franchise-owned stores may not be successful and may subject us to unanticipated conditions in foreign markets, which could adversely impact our business and our ability to operate effectively in those markets.

Part of our growth strategy depends on our ability to attract new international franchisees and the ability of these franchisees to open and operate new stores on a profitable basis. As we do not have a history of significant international growth experience, there can be no assurance that we will be able to successfully execute this strategy in the future. Delays or failures in identifying desirable franchise partners and opening new franchised stores could adversely affect our planned growth. Our franchisees depend on the availability of financing to construct and open new stores. If these franchisees experience difficulty in obtaining adequate financing, our growth strategy and franchise revenues could be adversely affected. Additionally, our growth strategy depends on the ability of our international franchisees to learn and implement our business strategy, while adapting to the local culture. There can be no assurance that the Chuck E. Cheese’s concept will be accepted in targeted international markets. Currently, our international franchisees operate stores in Chile, Guam, Guatemala, Mexico, Panama, Peru, Puerto Rico, Saudi Arabia and the United Arab Emirates. We and our franchisees are subject to the regulatory, economic and political conditions of any foreign market in which our franchisees operate stores. Any change in the laws, regulations and economic and political stability of these foreign markets could adversely affect our consolidated financial results. Changes in foreign markets that could affect our consolidated financial results include, but are not limited to, taxation, inflation, currency fluctuations, political instability, economic instability, war or conflicts, increased regulations and quotas, tariffs and other protectionist measures. Additionally, our long-term growth strategy includes adding franchisees in additional foreign markets in the future.

To the extent unfavorable conditions exist in the foreign markets we plan to expand into or we are unable to secure intellectual property rights sufficient to operate in such foreign markets, we and our international franchise partners may not be successful in opening the number of anticipated new stores on a timely and profitable basis. Delays or failures in opening new foreign market store locations could adversely affect our planned growth.

Increases in food, labor and other operating costs could adversely affect our consolidated financial results.

The performance of our stores is affected by changes in the costs for food products we purchase, including but not limited to cheese, dough, produce, chicken and beef. The commodity prices for these food products vary throughout the year and may be affected by changes in supply, demand and other factors beyond our control. We have not entered into any hedging arrangements to reduce our exposure to commodity price volatility associated with commodity prices; however, we typically enter into short-term purchasing arrangements, which may contain pricing designed to minimize the impact of commodity price fluctuations. An increase in our food costs could negatively affect our profit margins and adversely affect our consolidated financial results.

A significant number of our store-level employees are subject to various minimum wage requirements. Several states and cities in which we operate stores have established a minimum wage higher than the federally mandated minimum wage. There may be similar increases implemented in other jurisdictions in which we operate or seek to operate. Changes in the minimum wage could increase our labor costs and could have an adverse effect on our profit margins and our consolidated financial results.

The performance of our stores is also adversely affected by increases in the price of utilities on which the stores depend, such as electricity and natural gas, whether as a result of inflation, shortages or interruptions in supply, or otherwise. Our business also incurs significant costs for and including, among other things, insurance, marketing, taxes, real estate, borrowing and litigation, all of which could increase due to inflation, rising interest rates, changes in laws, competition or other events beyond our control, which could have an adverse effect on our consolidated financial results.

If we are unable to maintain and protect our information technology systems and technologies, we could suffer disruptions in our business, damage our reputation with customers and incur substantial costs.

The operation of our business is heavily dependent upon the implementation, integrity, security and successful functioning of our computer networks and information systems, including the point-of-sales systems in our stores, data centers that process transactions, enterprise resource planning system and various software applications used in our operations. In the ordinary course of our business, we also collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners and personally identifiable information of our customers and employees, on our computer networks and information systems. A failure of our systems to operate effectively as a result of a cyber-attack, damage to, interruption or failure of any of these systems could result in a failure to meet our reporting obligations, material misstatements in our consolidated financial statements or losses due to disruption of our business operations. These adverse situations could also lead to loss of sales or profits or cause us to incur additional development costs. We purchase insurance coverage related to network security and privacy to limit the cost of any such failure or cyber-attack. Despite our efforts to secure our computer networks and information systems, security could be compromised or confidential information could be misappropriated, resulting in a loss of customers’ or employees’ personal information, negative publicity or harm to our business and reputation that could cause us to incur costs to reimburse third parties for damages or cause a potential decrease in guest traffic.

Changes in consumers’ health, nutrition and dietary preferences could adversely affect demand for our menu offerings and adversely affect our consolidated financial results.

Our industry is affected by consumer preferences and perceptions. Changes in prevailing health or dietary preferences and perceptions may cause consumers to avoid certain products we offer in favor of alternative or healthier foods. If consumer eating habits change significantly and we are unable to respond with appropriate menu offerings, it could adversely affect our consolidated financial results.

Any disruption of our commodity distribution system could adversely affect our business and our consolidated financial results.

We are currently transitioning to a new major food distributor, which may cause a disruption to the availability of the products and supplies used in our stores. Any failure by this distributor to adequately distribute products or supplies to our stores could increase our costs and have an adverse effect on our business and our consolidated financial results. We believe that alternative third-party distributors are available for our products and supplies, but we may incur additional costs if we are required to replace our distributor or obtain the necessary products and supplies from other suppliers.

Our procurement of games, rides, entertainment-related equipment, redemption prizes and merchandise is dependent upon a few global providers, the loss of any of whom could adversely affect our business and our consolidated financial results.

Our ability to continue to procure new games, rides, entertainment-related equipment, redemption prizes and merchandise is important to our business strategy. The number of suppliers from which we can purchase these items is limited due to industry consolidation over the past several years. To the extent that the number of suppliers continues to decline, we could be subject to the risk of distribution delays, pricing pressure, lack of innovation and other associated risks. Furthermore, some of our suppliers are located in China, and continuing and increasing tension between the U.S. and Chinese governments could also result in interruptions in our ability to procure these products, which could adversely affect our business and our consolidated financial results.

We face risks with respect to product liability claims and product recalls, which could adversely affect our reputation, business and consolidated financial results.

We purchase merchandise from third parties and offer this merchandise to customers in exchange for prize tickets or for sale. This merchandise could be subject to recalls and other actions by regulatory authorities. Changes in laws and regulations could also impact the type of merchandise we offer to our customers. We have experienced, and may in the future experience, issues that result in recalls of merchandise. In addition, individuals have asserted claims, and may in the future assert claims, that they have sustained injuries from third-party merchandise offered by us, and we may be subject to future lawsuits relating to these claims. There is a risk that these claims or liabilities may exceed, or fall outside of the scope of, our insurance coverage. Any of the issues mentioned above could result in damage to our reputation, diversion of development and management resources, or reduced sales and increased costs, any of which could adversely affect our business and our consolidated financial results.

We are subject to various government regulations, including health care reform, which could adversely affect our business and our consolidated financial results.

The development and operation of our stores are subject to various federal, state and local laws and regulations in many areas of our business, including, but not limited to, those that impose restrictions, levy a fee or tax, or require a permit, license or other regulatory approval, and those that relate to the operation of video and arcade games and rides, the preparation of food and beverages, the sale and service of alcoholic beverages, and building and zoning requirements. Difficulties or failure in obtaining required permits, licenses or other regulatory approvals could delay or prevent the opening of a new store, remodel or expansion, and the suspension of, or inability to renew, a license or permit could interrupt operations at an existing store.

We continue to review the health care reform law enacted by Congress in March of 2010 and regulations issued related to the law to evaluate the potential impact of this new law on our business, and to accommodate various parts of the law as they take effect. The costs and other effects of the new legal requirements cannot be determined with certainty. For example, health care reform law may result in increased costs directly for our compliance or indirectly through increased prices charged by our vendors because of their increased compliance costs. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, other health insurance mandates, working and safety conditions, immigration status requirements and child labor laws. Additionally, potential changes in federal labor laws, including card verification regulations, could result in portions of our workforce being subjected to greater organized labor influence. This could result in an increase to our labor costs. A significant portion of our store personnel are paid at rates related to the minimum wage established by federal, state and municipal law. Increases in such minimum wage result in higher labor costs, which may be only partially offset by price increases and operational efficiencies. Furthermore, we are also subject to certain laws and regulations that govern our handling of customers’ personal information. A failure to protect the integrity and security of our customers’ personal information could expose us to litigation, as well as materially damage our reputation.

We are also subject to the rules and regulations of the Federal Trade Commission and various state laws regulating the offer and sale of franchises. The Federal Trade Commission and various state laws require that we furnish a franchise disclosure document containing certain information to prospective franchisees, and a number of states require registration of the franchise disclosure document with state authorities. Substantive state laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply. We believe that our franchise disclosure document, together with any applicable state versions or supplements, and franchising procedures comply in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises.

While we endeavor to comply with all applicable laws and regulations, governmental and regulatory bodies may change such laws and regulations in the future, which may require us to incur substantial cost increases. If we fail to comply with applicable laws and regulations, we may be subject to various sanctions and/or penalties and fines or may be required to cease operations until we achieve compliance, which could have an adverse effect on our business and our consolidated financial results.

We face litigation risks from customers, employees, franchisees and other third parties in the ordinary course of business, which could adversely affect our business and our consolidated financial results.

Our business is subject to the risk of litigation by customers, current and former employees, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our food or entertainment offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. From time to time we are also involved in lawsuits with respect to alleged infringement of third party intellectual property rights, as well as challenges to our intellectual property.

We are continuously subject to risks from litigation and regulatory action regarding advertising to our market of children between the ages of two and 12 years old. In addition, since certain of our stores serve alcoholic beverages, we are subject to “dram shop” statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Although we believe we are adequately covered by insurance, a judgment against us under a “dram shop” statute in excess of the liability covered by insurance could have an adverse effect on our business and our consolidated financial results.

Our stores may be adversely affected by local conditions, natural disasters and other events.

Certain regions in which our stores are located may be subject to adverse local conditions, natural disasters and other events. Severe weather, such as heavy snowfall or extreme temperatures, may discourage or restrict customers in a particular region from traveling to our stores, which could adversely affect our sales. If severe weather conditions occur during the first quarter of the year, the adverse impact to our sales and profitability could be even greater than at other times during the year because we generate our highest sales and profits during the first quarter. Natural disasters including tornadoes, hurricanes, floods and earthquakes may damage our stores or other operations, which may adversely affect our business and our consolidated financial results.

Public health issues could adversely affect our consolidated financial results.

Our business may be impacted by certain public health issues including epidemics, pandemics and the rapid spread of certain illnesses and contagious diseases. To the extent that our customers feel uncomfortable visiting public locations, particularly locations with a large number of children, due to a perceived risk of exposure to a public health issue, we could experience a reduction in customer traffic, which could adversely affect our consolidated financial results.

Our business is seasonal, and quarterly results may fluctuate significantly as a result of this seasonality.

We have experienced, and in the future could experience, quarterly variations in our consolidated revenues and profitability as a result of a variety of factors, many of which are outside our control, including the timing of school vacations, holidays and changing weather conditions. We typically generate our highest sales volumes and profitability in the first quarter of each fiscal year. If there is a material decrease in the customer traffic in our stores during the first quarter of the year due to unusually cold or inclement weather or other circumstances outside of our control, our operating results could be materially adversely affected for that quarter and further, may have an adverse effect on our consolidated financial results for the fiscal year.

Our current insurance policies may not provide adequate levels of coverage against all claims, and we could incur losses that are not covered by our insurance, which could adversely affect our business and our consolidated financial results.

We have procured and maintain insurance coverage, which we believe is typical for a business of our type and size. However, we could experience a loss that either cannot be insured against or is not commercially reasonable to insure. For example, insurance covering liability for violations of wage and hour laws is generally not available. Under certain circumstances, plaintiffs may file certain types of claims, which may not be covered by insurance. In some cases, plaintiffs may seek punitive damages, which may also not be covered by insurance. Losses such as these, if they occur, could adversely affect our business and our consolidated financial results.

We are dependent on the service of certain key personnel, and the loss of any of these personnel could harm our business.

Our success significantly depends on the continued employment and performance of our senior management team. We have employment agreements with certain members of our senior management team. However, we cannot prevent the members of our senior management team from terminating their employment with us. Losing the services of senior management could harm our business until a suitable replacement is hired, and such replacement may not have equal experience or capabilities.

We may not be able to adequately protect our trademarks or other proprietary rights, which could have an adverse effect on our business and our consolidated financial results.

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, Internet domain name registrations and other proprietary rights relating to our operations. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. However, the protective actions that we take may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, we may incur significant legal fees.

There can be no assurance that third parties will not claim that our trademarks or menu offerings infringe upon their proprietary rights. Any such claim, whether or not it has merit, may result in costly litigation, cause delays in introducing new menu items in the future, interfere with our international development agreements or require us to enter into royalty or licensing agreements. As a result, any such claim could have an adverse effect on our business and our consolidated financial results.

We are subject to risks in connection with owning and leasing real estate, which could adversely affect our consolidated financial results.

As an owner or lessee of the land and/or building for our Company-owned stores, we are subject to all of the risks generally associated with owning and leasing real estate, including changes in the supply and demand for real estate in general and the supply and demand for the use of the stores. We may be compelled to continue to operate a non-profitable store due to our obligations under lease agreements, or we may close a non-profitable store and continue making rental payments with respect to the lease, which could adversely affect our consolidated financial results. Furthermore, economic instability may inhibit our landlords from securing financing and maintaining good standing in their existing financing arrangements, which could result in their inability to keep, or attract new, tenants thereby reducing customer traffic to our stores. The lease term for each of our leased facilities vary and some have only a short term remaining. Most but not all of our leased facilities have renewal terms. When a lease term expires, the Company may not be able to renew such lease on reasonable economic and commercial terms or at all. As a result, failure to renew leases on reasonable economic and commercial terms, could adversely affect our business and consolidated financial results.

We are involved in litigation relating to the Merger Agreement that could divert management’s attention and harm our business.

As described under “Business—Legal Proceedings—Litigation Related to the Merger,” we are defendants in a number of lawsuits related to the Merger Agreement and the Merger. These suits generally allege, among other things, that the pre-merger directors breached their fiduciary duties owed to the Issuer’s stockholders by, among other things, agreeing to an inadequate tender price, the adoption on January 15, 2014 of Rights Agreement with Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”), and certain provisions in the Merger Agreement that allegedly make it less likely that the pre-Merger Board will be able to consider alternative acquisition proposals. These suits also allege that Apollo aided and abetted the directors’ alleged breaches of fiduciary duty in connection with our entry into the Merger Agreement. Although we believe these suits are without merit, the defense of these suits may be expensive and may divert management’s attention and resources, which could adversely affect our business.

Risks Related to Our Indebtedness and the Notes

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments on the notes.

We are a highly leveraged company. As of June 29, 2014, we had $1,015 million face value of outstanding indebtedness (excluding capital leases), in addition to $150 million of undrawn commitments under our revolving credit facility (without giving effect to letters of credit), and for the six months ended June 29, 2014, we had total debt service payment obligations of $25.2 million.

Our substantial indebtedness could have important consequences for you as a holder of the notes. For example, it could:

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture and the agreements governing other indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing funds available to us for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	impact our rent expense on leased space, which could be significant;

•	make us more vulnerable to downturns in our business or the economy;

•	restrict us from making strategic acquisitions, engaging in development activities, introducing new technologies or exploiting business opportunities;

•	cause us to make non-strategic divestitures;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets;

•	prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of certain changes of control, which failure to repurchase would constitute a default under the indenture; or

•	expose us to the risk of increased interest rates, as certain of our borrowings, including borrowings under the Senior Facilities, are at variable rates of interest.

In addition, the credit agreement governing the Senior Facilities and the indenture will contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.

Despite our substantial indebtedness, we may still be able to incur significantly more debt, which could intensify the risks described above.

We and our subsidiaries may be able to incur substantial indebtedness in the future. Although the terms of the indenture and the credit agreement governing the Senior Facilities will contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. As of June 29, 2014, we had approximately $150 million available for additional borrowing under the revolving credit facility portion of our Senior Facilities (without giving effect to letters of credit), all of which would be secured. In addition to the notes and our borrowings under the Senior Facilities, the covenants under any other existing or future debt instruments could allow us to incur a significant amount of additional indebtedness. The more leveraged we become, the more we, and in turn our security holders, will be exposed to certain risks described above under “—Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments on the notes.”

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to pay principal and interest on the notes and to satisfy our other debt obligations will depend upon, among other things:

•	our future financial and operating performance (including the realization of any cost savings described herein), which will be affected by prevailing economic, industry and competitive conditions and financial, business, legislative, regulatory and other factors, many of which are beyond our control; and

•	our future ability to borrow under our revolving credit facility, the availability of which depends on, among other things, our complying with the covenants in the credit agreement governing such facility.

We cannot assure you that our business will generate cash flow from operations, or that we will be able to draw under our revolving credit facility or otherwise, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on the notes.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, including the Senior Facilities and the indenture, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Our Sponsor and its affiliates have no continuing obligation to provide us with debt or equity financing. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could result in a material adverse effect on our business, results of operations and financial condition and could negatively impact our ability to satisfy our obligations under the notes.

If we cannot make scheduled payments on our indebtedness, we will be in default, and holders of the notes could declare all outstanding principal and interest to be due and payable, the lenders under the Senior Facilities could terminate their commitments to loan money, our secured lenders (including the lenders under the Senior Facilities) could foreclose against the assets securing their loans and we could be forced into bankruptcy or liquidation. All of these events could cause you to lose all or part of your investment in the notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including defaults under the Senior Facilities that are not waived by the required lenders, and the remedies sought by the holders of such indebtedness could leave us unable to pay principal, premium, if any, or interest on the notes and could substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including the Senior Facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to (i) declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, (ii) terminate their commitments and cease making further loans and (iii) institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to seek waivers from the required lenders under the Senior Facilities to avoid being in default. If we breach our covenants under the Senior Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. In such a case, we would be in default under these facilities, the lenders could exercise their rights as described above and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of Notes.”

Upon any such bankruptcy filing, we would be stayed from making any ongoing payments on the notes, and the holders of the notes would not be entitled to receive post-petition interest or applicable fees, costs or charges, or any “adequate protection” under Title 11 of the United States Code, as amended (the “Bankruptcy Code”).

The notes are unsecured and effectively subordinated to our existing and future secured debt.

The notes are unsecured and effectively subordinated to our existing and future secured debt (including the obligations under the Senior Facilities), to the extent of the value of the assets securing such debt. We have $760 million of secured debt, consisting of $760 million of borrowings under the term loan facility and no borrowings under the revolving credit facility. We also have $150 million of additional secured debt borrowing capacity under the revolving credit facility (without giving effect to outstanding letters of credit). The indenture permits us to incur additional secured debt in the future. Upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of our bankruptcy, insolvency, liquidation, dissolution or reorganization, any indebtedness that is secured and therefore effectively senior to the notes and will be entitled to be paid in full from our assets securing such indebtedness before any payment may be made with respect to the notes. As a result, the holders of the notes may receive less, ratably, than the holders of secured debt in the event of our bankruptcy, insolvency, liquidation, dissolution or reorganization. Further, holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets.

The lenders under the Senior Facilities have the discretion to release any guarantors under the Senior Facilities in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes.

While any obligations under the Senior Facilities remain outstanding, any guarantee of the notes may be released without action by, or consent of, any holder of the notes or the trustee under the indenture that will govern the notes, if the related guarantor is no longer a guarantor of obligations under the Senior Facilities or any other indebtedness. See “Description of the Notes—Subsidiary Guarantees.” The lenders under the Senior Facilities have the discretion to release the guarantees under the Senior Facilities in a variety of circumstances. You will not have a claim as a creditor against any entity that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Our debt agreements contain restrictions that will limit our flexibility in operating our business.

The Senior Facilities and the indenture will contain, and any other existing or future indebtedness of ours would likely contain, a number of covenants that will impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries ability to, among other things:

•	incur additional debt, guarantee indebtedness or issue certain preferred shares;

•	pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock or make other restricted payments;

•	prepay, redeem or repurchase certain debt;

•	make loans or certain investments;

•	sell certain assets;

•	create liens on certain assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, the revolving facility will require us to comply with a first lien net senior secured leverage ratio. See “Description of Other Indebtedness—The Senior Facilities—Restrictive Covenants and Other Matters.”

As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with the covenants under the Senior Facilities or any of our other future indebtedness could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of any such default, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit;

•	could require us to apply all of our available cash to repay these borrowings; or

•	could effectively prevent us from making debt service payments on the notes (due to a cash sweep feature);

any of which could result in an event of default under the notes.

Such actions by the lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the Senior Facilities could proceed against the collateral granted to them to secure the Senior Facilities. We will pledge a significant portion of our assets as collateral under the Senior Facilities.

If any of our outstanding indebtedness under the Senior Facilities or our other indebtedness, including the notes, were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. See “Description of Other Indebtedness” and “Description of Notes.”

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus, without duplication, accrued and unpaid interest and additional interest, if any, to the date of repurchase. Additionally, under the Senior Facilities, a change of control constitutes an event of default that permits the lenders to accelerate the maturity of borrowings and terminate their commitments to lend. The source of funds for any repurchase of the notes and repayment of borrowings under the Senior Facilities would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. It is possible that we will not have sufficient funds at the time of a change of control to make the required repurchase of notes or that restrictions in the Senior Facilities will not allow such repurchases. We may require additional financing from third parties to fund any such repurchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indenture. See “Description of Notes—Change of Control.”

Courts interpreting change of control provisions under New York law (which will be the governing law of the indenture) have not provided clear and consistent meanings of such change of control provisions which leads to subjective judicial interpretation. In addition, a court case in Delaware has questioned whether a change of control provision contained in an indenture could be unenforceable on public policy grounds.

We may enter into transactions that would not constitute a change of control that could affect our ability to satisfy our obligations under the notes.

Legal uncertainty regarding what constitutes a change of control and the provisions of the indenture may allow us to enter into transactions, such as acquisitions, refinancings or recapitalizations, that would not constitute a change of control but may increase our outstanding indebtedness or otherwise affect our ability to satisfy our obligations under the notes. The definition of change of control for purposes of the notes includes a phrase relating to the transfer of “all or substantially all” of our assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require us to repurchase notes as a result of a transfer of less than all of our assets to another person may be uncertain.

Federal and state statutes allow courts, under specific circumstances, to void notes and guarantees and require noteholders to return payments received.

If we or any guarantor becomes a debtor in a case under the Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer law a court may void or otherwise decline to enforce the notes or the guarantees. A court might do so if it found that when we issued the notes or a guarantor entered into its guarantee, or in some states when payments became due under the notes or the guarantees, we or such guarantor received less than reasonably equivalent value or fair consideration and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was left with inadequate capital to conduct its business;

•	believed or reasonably should have believed that it would incur debts beyond its ability to pay; or

•	was a defendant in an action for money damages or had a judgment for money damages docketed against us or the guarantor if, in either case, the judgment is unsatisfied after final judgment.

The court might also void an issuance of notes or a guarantee, without regard to the above factors, if the court found that we issued the notes or the applicable guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or its guarantee if we or a guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void the issuance of the notes or any guarantee, you would no longer have any claim against us or the applicable guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining obligors, if any. In addition, the court might direct you to repay any amounts that you already received from us or a guarantor. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt, which could result in acceleration of that debt.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot assure you, however, as to what standard a court would apply in making these determinations.

Although each guarantee entered into by a guarantor will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination if the court determines that (i) the holder of notes engaged in some type of inequitable conduct, (ii) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of notes and (iii) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Facilities are at variable rates of interest and expose us to interest rate risk. Assuming the revolving credit facility is fully drawn, each 0.125% change in assumed interest rates would result in an approximately $5.6 million change in annual interest expense on indebtedness under the Senior Facilities. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks. Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop, or if developed be maintained, for the notes.

The notes are new issues of securities for which there is no established public market. We do not intend to have the notes listed on a national securities exchange or included in any automated quotation system. Affiliates of the initial purchasers have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, they are not obligated to make a market in any of the notes, and they may discontinue their market making activities at any time without notice. Therefore, an active market for any of the notes may not develop or, if developed, it may not continue. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes or any series of notes. If an active market does not develop or is not maintained, the price and liquidity of the notes may be adversely affected. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for any of the notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes. In addition, the notes may trade at a discount from their value on the date you acquired the notes, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Risks Related to the Exchange Offer

If you do not properly tender your initial notes, you will continue to hold unregistered initial notes and be subject to the same limitations on your ability to transfer initial notes.

We will only issue exchange notes in exchange for initial notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the initial notes and you should carefully follow the instructions on how to tender your initial notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the initial notes. If you are eligible to participate in the exchange offer and do not tender your initial notes or if we do not accept your initial notes because you did not tender your initial notes properly, then, after we consummate the exchange offer, you will continue to hold initial notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the initial notes. In general, you may only offer or sell the initial notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the Registration Rights Agreement, we do not currently anticipate that we will register under the Securities Act, any initial notes that remain outstanding after the Exchange Offer. In addition:

•	if you tender your initial notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for initial notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of those exchange notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make additional copies of this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes. After the exchange offer is consummated, if you continue to hold any initial notes, you may have difficulty selling them because there will be fewer initial notes outstanding.

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer—Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the Commission contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, other than historical information, may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and are subject to various risks, uncertainties and assumptions. Statements that are not historical in nature, and which may be identified by the use of words such as “may,” “should,” “could,” “believe,” “predict,” “potential,” “continue,” “plan,” “intend,” “expect,” “anticipate,” “future,” “project,” “estimate” and similar expressions (or the negative of such expressions) are forward-looking statements. Forward-looking statements are made based on management’s current expectations and beliefs concerning future events and, therefore, involve a number of assumptions, risks and uncertainties, including those described under “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ from those anticipated, estimated or expected. Factors that could cause actual results to differ materially from those contemplated by forward-looking statements include, but are not limited to:

•	the success of our capital initiatives, including new store development and existing store evolution;

•	our ability to successfully implement our marketing strategy;

•	competition in both the restaurant and entertainment industries;

•	changes in consumer discretionary spending;

•	impacts on our business and financial results from economic uncertainty in the United States and Canada;

•	negative publicity concerning food quality, health, general safety and other issues;

•	expansion in international markets;

•	increases in our leverage;

•	increases in food, labor and other operating costs;

•	disruptions of our information technology systems and technologies;

•	changes in consumers’ health, nutrition and dietary preferences;

•	any disruption of our commodity distribution system;

•	our dependence on a limited number of suppliers for our games, rides, entertainment-related equipment, redemption prizes and merchandise;

•	product liability claims and product recalls;

•	government regulations, including health care reform;

•	litigation risks;

•	adverse effects of local conditions, natural disasters and other events;

•	existence or occurrence of certain public health issues;

•	fluctuations in our quarterly results of operations due to seasonality;

•	inadequate insurance coverage;

•	loss of certain key personnel;

•	our ability to adequately protect our trademarks or other proprietary rights;

•	risks in connection with owning and leasing real estate; and

•	litigation risks associated with the Merger.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made in this prospectus. Except as may be required by law, we undertake no obligation to update our forward-looking statements to reflect events and circumstances after the date on which the statements are made in this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the Registration Rights Agreement entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 29, 2014. The information in this table should be read in conjunction with “Risk Factors,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our historical consolidated financial statements included elsewhere in this prospectus.

As of June 29, 2014
(in thousands)
Cash and cash equivalents	$55,171

Debt:
Revolving credit facility(1)	$—
Term loan facility(1)	756,402
The notes	255,000
Capital lease obligations	15,422

Total long-term debt, including current portion	1,026,824
Total stockholders’ equity	328,888

Total capitalization	$1,355,712

(1)	The Senior Facilities are comprised of a $150 million revolving credit facility and a $760 million term loan facility. As of June 29, 2014, there were no borrowings outstanding, $10.9 million of letters of credit outstanding and $139.1 million available for future borrowings under the revolving credit facility. The term loan facility was issued at a discount totaling $3.8 million. Holdings and all of the material wholly owned domestic subsidiaries of the Issuer, other than any domestic subsidiary of a foreign subsidiary, guarantee the Senior Facilities. Holdings has pledged the equity interests of the Issuer and all of the material wholly owned domestic subsidiaries of the Issuer have pledged their assets to secure the Senior Facilities. See “Description of Other Indebtedness—Senior Facilities” for a description of the Senior Facilities.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

We derived the following unaudited pro forma combined statement of earnings for the year ended December 29, 2013 by applying pro forma adjustments to the audited consolidated statement of earnings of our Predecessor for the year ended December 29, 2013 included elsewhere in this prospectus. We derived the following unaudited pro forma combined consolidated statement of earnings for the six months ended June 29, 2014 by applying pro forma adjustments to the unaudited consolidated statement of earnings of our Predecessor for the 47 day period ended February 14, 2014 and the unaudited consolidated statement of earnings of our Successor for 135 day the period ended June 29, 2014, each of which is included elsewhere in this prospectus. The pro forma adjustments give effect to the Transactions as if they occurred on December 31, 2012, the first day of fiscal 2013. A pro forma balance sheet has not been presented due to the fact that the Transactions are reflected in our historical June 29, 2014 balance sheet. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial data.

Pro forma adjustments for the Transactions were made primarily to reflect:

•	the Acquisition;

•	borrowings under the Senior Facilities and the bridge facility used to fund a portion of the Acquisition, to repay the Existing Facility, and to pay related fees and expenses, including changes in interest expense resulting therefrom and amortization of estimated debt issuance costs;

•	the use of the proceeds from this offering were used to repay our borrowings under the bridge facility in full upon the consummation of this offering;

•	transaction costs and fees incurred as a result of the Transactions; and

•	changes in depreciation and amortization expense resulting from fair value adjustments to net tangible assets and amortizable intangible assets.

The unaudited pro forma condensed consolidated statements of operations have been prepared to give effect to the Transactions, including the accounting for the acquisition of our business as a purchase in accordance with Accounting Standards Codification 805 (“ASC 805”), Business Combinations. The total purchase price for the Acquisition was allocated to our net assets based upon estimates of fair value. The pro forma adjustments were based an assessment of the value of our tangible and intangible assets by management based on information obtained to date and are subject to revision as additional information becomes available. The actual purchase accounting adjustments described in the accompanying notes may differ from those reflected in these unaudited pro forma condensed consolidated statements of operations. The purchase price allocation could change in subsequent periods, up to one year from the Merger Date. Differences between the preliminary and final purchase price allocations may have a material impact on the pro forma amounts of cost of revenue, selling, general and administrative expense, depreciation and amortization and interest expense.

The unaudited pro forma condensed consolidated statements of operations include only factually supportable adjustments directly attributable to the Transactions that are going to have a continuing impact on us. The unaudited pro forma condensed consolidated financial information does not give effect to any cost-saving initiatives we may pursue.

The unaudited pro forma condensed consolidated financial data should be read in conjunction with the information contained in “Summary—The Transactions,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

CEC Entertainment, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings

For the fiscal year ended December 29, 2013

(in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues:
Food and beverage sales	$368,584	$—		$368,584
Entertainment and merchandise sales	448,155	—		448,155

Total Company store sales	816,739	—		816,739
Franchised fees and royalties	4,982	—		4,982

Total revenues	821,721	—		821,721

Operating costs and expenses:
Company store operating costs:
Costs of food and beverage (exclusive of items shown separately below)	90,363	—		90,363
Cost of entertainment and merchandise (exclusive of items shown separately below	29,775	—		29,775

Total cost of food, beverage, entertainment and merchandise	120,138	—		120,138
Labor expenses	229,172	—		229,172
Depreciation and amortization	78,167	47,738	(1)	125,905
Rent expense	78,463	8,672	(2)	87,135
Other store operating expenses	131,035	(1,108	)(2)	129,927

Total Company store operating costs	636,975	55,302		692,277
Other costs and expenses:
Advertising expense	41,217	—		41,217
General and administrative	57,007	401	(1)	57,128
		(280	)(3)
Asset impairments	3,051	—		3,051

Total operating costs and expenses	738,250	55,423		793,673

Operating income	83,471	(55,423)		28,048
Interest expense, net	7,453	1,136	(2)	59,985
		51,396	(4)

Income (loss) before income taxes	76,018	(107,955)		(31,937)
Income tax provision (benefit)	28,194	(41,023	)(5)	(12,829)

Net income (loss)	$47,824	$(66,932)		$(19,108)

See the accompanying notes to the unaudited pro forma condensed consolidated statement of earnings.

(1)	Reflects the estimated adjustments to depreciation and amortization resulting from the preliminary fair value adjustments to the acquired property and equipment and franchise rights using remaining estimated useful lives as follows (in thousands):

		Fiscal Year Ended
	Estimated Useful Life	December 29, 2013
	(years)	Increase to depreciation/amortization
Depreciation and Amortization
Depreciation	2 – 23	$46,805
Amortization	15	933

Total Depreciation and amortization expense adjustment		47,738
General administrative	2 – 23	401

Net adjustment to depreciation and amortization expense		$47,337

(2)	Represents the effect of the following items (in thousands):

		Fiscal Year Ended
		December 29, 2013
Rent expense	(a)	$8,250
Rent expense	(b)	422

Total Rent expense adjustment		8,672

Other store operating expenses	(c)	(1,108)
Interest expense	(d)	1,136

(a)	Represents the adjustment to straight-line rent expense based on a reassessment of remaining lease terms for those leases in place on the first day of fiscal year 2013.
(b)	Represents the adjustment to record net favorable lease amortization over an average estimated remaining life of approximately nine years for both favorable lease assets and unfavorable lease liabilities.
(c)	Represents the adjustment for rent expense related to unopened stores, which is recorded in other store operating expenses until the store opens.
(d)	Represents the adjustment to interest expense relating to capital lease obligations based on a reassessment of the capital leases based on preliminary valuations by our independent valuation firm.

(3)	Represents the removal of $0.3 million of transaction expenses incurred for in fiscal year 2013.
(4)	Reflects interest expense related to the borrowings under the notes offered hereby as well as under the term loan facilities, based on stated interest rates, less the removal of interest expense, non-cash amortization of debt issuance costs and other associated finance costs related to the repayment of our Existing Facility. The interest rates for pro forma purposes are based on stated interest rates effective upon the closing of the Transactions. Our new revolving credit facility was undrawn at the closing of the Transactions. If the revolving credit facility had been fully drawn, each 0.125% change in assumed interest rates for our new term loan facility and revolving credit facility would change pro forma interest expense by approximately $5.6 million for the year ended December 29, 2013.
(5)	Reflects the estimated tax effects resulting from the Transactions at the estimated statutory rates.

CEC Entertainment, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings

For the Six Months Ended June 29, 2014

(in thousands)

	Predecessor For the 47 Day Period Ended February 14, 2014	Successor For the 135 Day Period Ended June 29, 2014	Pro forma Adjustments		Pro forma
Revenues:
Food and beverage sales	$50,897	$141,926	$—		$192,823
Entertainment and merchandise sales	62,659	184,264	—		246,923

Total Company store sales	113,556	326,190	—		439,746
Franchise fees and royalties	687	1,960	—		2,647

Total revenues	$114,243	$328,150	$—		$442,393

Operating costs and expenses:
Company store operating costs:
Cost of food and beverage (exclusive of items shown separately below)	12,285	36,083	—		48,368
Cost of entertainment and merchandise (exclusive of items shown separately below)	3,729	10,757	—		14,486

Total cost of food, beverage, entertainment and merchandise	16,014	46,840	—		62,854
Labor expenses	31,998	86,695	—		118,693
Depreciation and amortization	9,733	52,519	701	(1)	62,953
Rent expense	12,365	30,425	2,183	(2)	44,973
Other store operating expenses	15,760	48,978	(178	)(2)	64,560

Total Company store operating costs	85,870	265,457	2,706		354,033
Other costs and expenses:
Advertising expense	5,903	14,688	—		20,591
General and administrative expenses	7,963	18,756	(240	)(1)	26,479
Transaction and Severance Costs	11,634	37,521	(49,155	)(3)	—
Asset impairments	—	—	—		—

Total operating costs and expenses	111,370	336,422	(46,689)		401,103

Operating income (loss)	2,873	(8,272)	46,689		41,290
Interest expense	1,151	27,282	428	(2)	51,297
			22,436	(4)

Income (loss) before income taxes	1,722	(35,554)	23,825		(10,007)
Income tax expense (benefit)	1,018	(8,898)	9,054	(5)	1,174

Net income (loss)	$704	$(26,656)	$14,771		$(11,181)

See the accompanying notes to the unaudited pro forma condensed consolidated statements of earnings.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Earnings

(1)	Reflects the estimated adjustments to depreciation and amortization resulting from the preliminary fair value adjustments to the acquired property and equipment and franchise rights using remaining estimated useful lives as follows (in thousands):

		Six Months Ended
	Estimated Useful Life	June 29, 2014
	(years)	Increase (Decrease) to depreciation/amortization
Depreciation and Amortization
Depreciation	2 – 23	$234
Amortization	15	467

Total Depreciation and amortization expense adjustment		701
General administrative	2 – 23	(240)

Net adjustment to depreciation and amortization expense		$461

(2)	Represents the effect of the following items (in thousands):

		Six Months Ended
		June 29, 2014
Rent expense	(a)	$1,972
Rent expense	(b)	211

Total Rent expense adjustment		$2,183

Other store operating expenses	(c)	(178)
Interest expense	(d)	428

(a)	Represents the adjustment to straight-line rent expense based on a reassessment of remaining lease terms for those leases in place on the first day of fiscal year 2013.
(b)	Represents the adjustment to record net favorable lease amortization over an average estimated remaining life of approximately nine years for both favorable lease assets and unfavorable lease liabilities.
(c)	Represents the adjustment for rent expense related to unopened stores, which is recorded in other store operating expenses until the store opens.
(d)	Represents the adjustment to interest expense relating to capital lease obligations based on a reassessment of the capital leases based on preliminary valuations by our independent valuations firm.

(3)	Represents the removal of $32 million of transaction expenses and $17 million of accelerated stock compensations costs and severance costs incurred in the six months ended June 29, 2014.
(4)	Reflects interest expense related to the borrowings under the notes as well as under the term loan facility, based on stated interest rates, less the removal of interest expense, non-cash amortization of debt issuance costs and other associated finance costs related to the repayment of our Existing Facility. The interest rates for pro forma purposes are based on stated interest rates effective upon the closing of the Transactions. Our new revolving credit facility was undrawn at the closing of the Transactions. If the revolving credit facility had been fully drawn, each 0.125% change in assumed interest rates for our new term loan facility and revolving credit facility would change pro forma interest expense by approximately $2.8 million for the six months ended June 29, 2014.
(5)	Reflects the estimated tax effects resulting from the Transactions at the estimated statutory rates.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents the selected historical consolidated financial data of the Company. We have derived the consolidated statement of earnings data for the fiscal years ended January 1, 2012, December 30, 2012 and December 29, 2013, and the consolidated balance sheet data as of December 30, 2012 and December 29, 2013, from the audited consolidated financial statements of our Predecessor included elsewhere in this prospectus. We have derived the consolidated statement of earnings data for the fiscal years ended January 3, 2010 and January 2, 2011, and the consolidated balance sheet data as of January 3, 2010, January 2, 2011 and January 1, 2012, from the audited consolidated financial statements of our Predecessor not included elsewhere in this prospectus. The following selected historical consolidated financial data as of June 29, 2014 and June 30, 2013 and for 135 day period ended June 29, 2014, the 47 day period ended February 14, 2014 and the six month period ended June 30, 2013 is derived from our unaudited interim financial statements.

The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

	Successor		Predecessor
	135 Day Period Ended June 29, 2014		47 Day Period Ended February 14, 2014		Six Month Period Ended June 30, 2013		Fiscal Year Ended(1)
							December 29, 2013		December 30, 2012		January 1, 2012		January 2, 2011		January 3, 2010(2)
			(in thousands, except percentages and store number amounts)
Statement of Earnings Data:
Company store sales	$326,190		$113,556		$444,646		$816,739		$798,937		$815,894		$813,133		$814,563
Sales percent increase (decrease):
Total company store sales	3.1	%(5)			4.2	%(5)	2.2%		(2.1)%		0.3%		(0.2)%		0.5%
Comparable store sales(3)	(3.2	)%(5)			3.3	%(5)	0.4%		(2.9)%		(2.0)%		1.5%		(2.8)%
Total revenues	$328,150		$114,243		$447,247		$821,721		$803,480		$821,178		$817,248		$818,346
Revenues percent increase (decrease)	3.1	%(5)			4.2	%(5)	2.3%		(2.2)%		0.5%		(0.1)%		0.5%
Operating Income	$(8,272)		$2,873		$69,686		$83,471		$79,071		$97,979		$104,902		$110,965
Net income	$(26,656)		$704		$40,496		$47,824		$43,590		$54,962		$54,034		$61,194
Balance Sheet Data (at end of period):
Total assets	$1,712,285				$783,065		$791,611		$801,806		$772,471		$778,029		$744,266
Total debt(4)	$1,026,824				$373,896		$382,879		$412,216		$400,509		$388,262		$365,810
Stockholders’ equity	$328,888				$158,158		$160,768		$143,274		$124,177		$158,062		$167,913
Number of Stores (end of year):
Company-owned	524				514		522		514		507		507		497
Franchised	54				53		55		51		49		47		48

	578				567		577		565		556		554		545

Other Financial Data:
Ratio of earnings to fixed charges(6)	NM		1.33	x	4.80	x	3.26	x	3.02	x	3.63	x	3.60	x	3.86	x

(1)	We operate on a 52 or 53 week fiscal year ending on the Sunday nearest December 31. Fiscal year 2009 was 53 weeks in length and all other fiscal years presented were 52 weeks.
(2)	We estimate that the additional 53rd operating week in our fiscal year ended January 3, 2010 benefited total revenues by $19.5 million and comparable store sales by 0.5%.
(3)	We define comparable store sales as the percentage change in sales for our domestic Company-owned stores that have been open for at least 18 months as of the beginning of each respective fiscal year or operated by us for 12 months for acquired stores. We believe comparable store sales to be a key performance indicator used within our industry and is a critical factor when evaluating our performance, as it is indicative of acceptance of our strategic initiatives and local economic and consumer trends.
(4)	Total debt includes the notes, our outstanding borrowings under the term loan facility, the revolving credit facility and the Existing Facility and capital lease obligations.
(5)	Sales percent increase (decrease) was calculated based on comparable data from 2013 and 2012, respectively. To compute the predecessor/successor values for 2013 and 2012, we used February data from each year and allocated total sales based on the number of days in the predecessor and successor periods (i.e., 19 days and 9 days).
(6)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, fixed charges and amortization of capitalized interest. Fixed charges consist of interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and one-third of rent expense, which represents an appropriate interest factor on operating leases. The ratio of earnings to fixed charges was calculated as shown in the chart below (amounts in thousands).

	Successor		Predecessor
	135 Day Period Ended June 29, 2014		47 Day Period Ended February 14, 2014		Six Month Period Ended June 30, 2013		Fiscal Year Ended
							December 29, 2013		December 30, 2012		January 1, 2012		January 2, 2011		January 3, 2010
							(dollars in thousands)
Income (loss) before income taxes	$(35,554)		$1,722		$65,455		$76,018		$69,670		$89,104		$92,760		$98,948
Fixed charges
Interest expense and amortization of debt issuance cost	27,282		1,151		4,231		7,453		9,401		8,875		12,142		12,017
Portion of rent estimated to represent interest factor	10,142		4,122		12,992		26,154		25,104		24,997		23,475		22,565

Total fixed charges	$37,424		$5,273		$17,223		$33,607		$35,505		$33,872		$35,617		$34,582

Income before income taxes plus fixed charges	$1,870		$6,995		$82,678		$109,625		$104,175		$122,976		$128,377		$133,530

Ratio of earnings to fixed charges	NM	(1)	1.33	x	4.80	x	3.26	x	3.02	x	3.63	x	3.60	x	3.86	x

(1)	Due to the registrant’s loss in the 135 day period ended June 29, 2014, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $35,554 to achieve a coverage of 1:1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the impact that the Transactions will have on us. You should read the following discussion of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this prospectus and the information presented under the heading “Unaudited Pro Forma Condensed Consolidated Financial Data” elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. We operate on a 52 or 53 week fiscal year that ends on the Sunday nearest to December 31. Each quarterly period has 13 weeks, except for a 53 week year, when the fourth quarter has 14 weeks. References to 2013, 2012 and 2011 are for the fiscal years ended December 29, 2013, December 30, 2012 and January 1, 2012, respectively, which each consisted of 52 weeks. References to 2014 are for the fiscal year ending December 28, 2014, which will consist of 52 weeks.

Executive Summary

The Merger

On January 15, 2014, the Issuer entered into the Merger Agreement with Holdings and Merger Sub. Holdings and Merger Sub were controlled by Apollo. Pursuant to the Merger Agreement, on January 16, 2014, Merger Sub commenced the tender offer at a price of $54.00 per share payable net to the seller in cash, without interest (the “Offer Price”). Approximately 68% of the outstanding shares were tendered in the Tender Offer, and Merger Sub accepted all such tendered shares for payment. Following the expiration of the Tender Offer on February 14, 2014, Merger Sub exercised its option under the Merger Agreement to purchase a number of shares of common stock necessary for Merger Sub to own one share more than 90% of the outstanding shares of common stock (the “Top-Up Shares”) at the Offer Price. Following Merger Sub’s purchase of the Top-Up Shares, on February 14, 2014, Merger Sub merged with and into CEC Entertainment with CEC Entertainment surviving the Merger and becoming a wholly owned subsidiary of Holdings. At the effective time of the Merger, each share of common stock issued and outstanding immediately prior thereto, other than common stock owned or held (a) in treasury by the Company or any wholly-owned subsidiary of the Company; (b) by Holdings or any of its subsidiaries; or (c) by stockholders who validly exercised their appraisal rights, was cancelled and converted into the right to receive the Offer Price in cash, without interest and subject to applicable withholding tax. As a result of the Merger, the shares of CEC Entertainment common stock ceased to be traded on the New York Stock Exchange after close of market on February 14, 2014.

The aggregate consideration paid to acquire the Company was $1.4 billion, including the payoff of net debt of approximately $362 million and transaction costs of approximately $63 million. The Acquisition was funded by (a) $350.0 million of equity contributions from the Apollo Funds; (b) $248.5 million of borrowings under a bridge loan facility, which were later repaid using the proceeds from our issuance of $255.0 million of notes; and (c) $760.0 million of borrowings under a term loan facility. In addition, we also entered into a $150.0 million revolving credit facility in connection with the Acquisition, but it was undrawn at closing. See discussion of the bridge facility, notes, term loan facility and revolving credit facility under “Financial Condition, Liquidity and Capital Resources-Debt Financing.”

Stock Options in Parent

On August 21, 2014, Holdings granted options to purchase approximately 194,000 shares of its common stock to certain directors, officers and employees of the Issuer. The options are subject to certain service- and performance-based vesting criteria and also to accelerated vesting in the event of certain terminations of employment upon or within 12 months following a change in control of Holdings. Compensation costs related to options in the Parent will be recorded by the Company.

Sale Leaseback Transaction

On August 25, 2014, we closed the Sale Leaseback with NNN. Pursuant to the Sale Leaseback, we sold 49 properties located throughout the United States to NNN, and we leased each of the 49 properties back from NNN pursuant to two separate master leases on a triple-net basis for their continued use as Chuck-E-Cheese’s family dining and entertainment centers. The leases have an initial term of 20 years, with four five-year options to renew. The aggregate purchase price for the properties in connection with the Sale Leaseback was approximately $185 million in cash, and the net proceeds realized by the Company were approximately $140 million. We expect to use the net proceeds from the Sale Leaseback for capital expenditures, future liquidity needs and other general corporate purposes.

Overview of Operations

We currently operate and franchise family dining and entertainment centers under the name “Chuck E. Cheese’s” in 47 states and ten foreign countries and territories. Our stores provide our guests with a variety of family entertainment and dining alternatives. Our family leisure offerings include video games, skill games, rides, musical and comical shows and other attractions along with tokens, tickets and prizes for kids. Our wholesome family dining offerings are centered on made-to-order pizzas and a salad bar, as well as a variety of sandwiches, wings, appetizers, beverages and desserts. We target families with children that are two through 12 years of age.

In order to present Management’s Discussion and Analysis of Financial Condition and Results of Operations in a way that offers a meaningful period to period comparison, we have combined the Predecessor and Successor periods to arrive at the six months ended June 29, 2014 and compared to the Predecessor six months ended June 30, 2013; however, these combined results are considered non-GAAP financial measures.

The following table summarizes information regarding the number of Company-owned and franchised stores for the periods presented:

	Six Months Ended		Fiscal Year Ended
	June 29, 2014	June 30, 2013	2013	2012	2011
Number of Company-owned stores:
Beginning of period	522	514	514	507	507
New(1)	6	3	13	12	4
Acquired from franchisee	1	—	—	1	—
Closed(1)	(5)	(3)	(5)	(6)	(4)

End of period	524	514	522	514	507

Number of franchised stores:
Beginning of period	55	51	51	49	47
New	—	3	6	3	3
Acquired by the Company	(1)	—	—	(1)	—
Closed	—	(1)	(2)	—	(1)

End of period	54	53	55	51	49

(1)	During the six months ended June 29, 2014, the number of new and closed Company-owned stores included two stores that were relocated.

We continue to focus on growing our concept both domestically and internationally. We currently expect to open a total of 11 to 13 new domestic Company-owned stores, including two relocated stores and one acquisition from a franchisee, in 2014. We currently expect to close seven Company-owned stores, including two relocated stores, in 2014. We are also targeting franchising our concept internationally in certain countries located in Asia, Latin America, the Middle East and Eastern Europe. We currently expect our franchisees to open a total of eight to 10 international franchise stores during 2014.

Comparable store sales. We define “comparable store sales” as the percentage change in sales for our domestic Company-owned stores that have been open for more than 18 months as of the beginning of each respective fiscal year or acquired stores we have operated for at least 12 months. Comparable store sales is a key performance indicator used within our industry and is a critical factor when evaluating our performance, as it is indicative of acceptance of our strategic initiatives and local economic and consumer trends.

The following table summarizes information regarding our average annual comparable store sales and comparable store base:

	Fiscal Year
	2013	2012	2011
	(in thousands, except store number amounts)
Average annual sales per comparable store(1)	$1,573	$1,553	$1,596
Number of stores included in our comparable store base	485	480	475

(1)	Average annual sales per comparable store is calculated based on the average weekly sales of our comparable store base. The amount of average annual sales per comparable store cannot be used to compute year-over-year comparable store sales increases or decreases due to the change in comparable store base.

Revenues. Our primary source of revenues is sales at our Company-owned stores (“Company store sales”), which consist of the sale of food, beverages, game-play tokens and merchandise. A portion of our Company store sales are from sales of value-priced combination packages generally comprised of food, beverage and game tokens (“Package Deals”), which we promote through in-store menu pricing, our website and coupon offerings. We allocate the revenues recognized from the sale of our Package Deals and coupons between “Food and beverage sales” and “Entertainment and merchandise sales” based upon the price charged for each component when it is sold separately, or in limited circumstances, our best estimate of selling price if a component is not sold on a stand-alone basis, which we believe approximates each component’s fair value.

Food and beverage sales include all revenues recognized with respect to stand-alone food and beverage sales, as well as the portion of revenues allocated from Package Deals and coupons that relate to food and beverage sales. Entertainment and merchandise sales include all revenues recognized with respect to stand-alone game token sales, as well as a portion of revenues allocated from Package Deals and coupons that relate to entertainment and merchandise.

Franchise fees and royalties are another source of revenues. We earn monthly royalties from our franchisees based on a percentage of each franchise store’s sales. We also receive development and initial franchise fees to establish new franchised stores, as well as earn revenues from the sale of equipment and other items or services to franchisees. We recognize development and franchise fees as revenues when the franchise store has opened and we have substantially completed our obligations to the franchisee relating to the opening of a store.

Company store operating costs. Certain of our costs and expenses relate only to the operation of our Company-owned stores. These costs and expenses are listed and described below:

•	Cost of food and beverage includes all direct costs of food, beverages and costs of related paper and birthday supplies, less rebates from suppliers;

•	Cost of entertainment and merchandise includes all direct costs of prizes provided and merchandise sold to our customers, as well as the cost of tickets dispensed to customers;

•	Labor expenses consist of salaries and wages, bonuses, related payroll taxes and benefits for store personnel;

•	Depreciation and amortization includes expenses that are directly related to our Company-owned stores’ property and equipment, including leasehold improvements, game and ride equipment, furniture, fixtures and other equipment;

•	Rent expense includes lease costs for Company-owned stores, excluding common occupancy costs (e.g., common area maintenance (“CAM”) charges and property taxes); and

•	Other store operating expenses primarily include utilities, repair and maintenance costs, liability and property insurance, CAM charges, property taxes, credit card processing fees, licenses, preopening expenses, store asset disposal gains and losses and all other costs directly related to the operation of a store.

The “Cost of food and beverage” and “Cost of entertainment and merchandise” mentioned above exclude any allocation of (a) store employee payroll, related payroll taxes and benefit costs; (b) depreciation and amortization expense; (c) rent expense; and (d) other direct store operating expenses associated with the operation of our Company-owned stores. We believe that presenting store-level labor costs, depreciation and amortization expense, rent expense and other store operating expenses in the aggregate provides the most informative financial reporting presentation. Our rationale for excluding such costs is as follows:

•	our store employees are trained to sell and attend to both our dining and entertainment operations. We believe it would be difficult and potentially misleading to allocate labor costs between “Food and beverage sales” and “Entertainment and merchandise sales”; and

•	while certain assets are individually dedicated to either our food service operations or game activities, we also have significant capital investments in shared depreciating assets, such as leasehold improvements, point-of-sale systems and showroom fixtures. Therefore, we believe it would be difficult and potentially misleading to allocate depreciation and amortization expense or rent expense between “Food and beverage sales” and “Entertainment and merchandise sales.”

“Cost of food and beverage” and “Cost of entertainment and merchandise”, as a percentage of Company store sales, are influenced by both the cost of products, as well as the overall mix of our Package Deals and coupon offerings. “Entertainment and merchandise sales” have higher margins than “Food and beverage sales.”

Advertising expense. Advertising expense includes production costs for television commercials, newspaper inserts, internet advertising, coupons, media expenses for national and local advertising and consulting fees, partially offset by contributions from our franchisees.

General and administrative expenses. General and administrative expenses represent all costs associated with operating our corporate office, including regional and district management and corporate personnel payroll and benefits, depreciation and amortization of corporate assets, back-office support systems and other administrative costs not directly related to the operation of our Company-owned stores.

Adjusted EBITDA. We define Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under the indenture and/or our Senior Facilities. Adjusted EBITDA is a measure used by management to evaluate our performance. Adjusted EBITDA provides additional information about certain trends, material non-cash items and unusual items that we do not expect to continue at the same level in the future, as well as other items.

Seasonality and Variation in Quarterly Results. Our operating results fluctuate seasonally due to the timing of school vacations, holidays and changing weather conditions. As a result, we typically generate higher sales volumes during the first quarter of each fiscal year. School operating schedules, holidays and weather conditions may affect sales volumes in some operating regions differently than others. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Results of Operations

The following tables summarize our principal sources of Total Company store sales expressed in dollars and as a percentage of Total Company store sales for the periods presented:

	Six Months Ended				Fiscal Year
	June 29, 2014		June 30, 2013		2013		2012		2011
	Combined		Predecessor
	(in thousands, except percentages)
Food and beverage sales	$192,823	43.8%	$202,318	45.5%	$368,584	45.1%	$372,948	46.7%	$388,908	47.7%
Entertainment and merchandise sales	246,923	56.2%	242,328	54.5%	448,155	54.9%	425,989	53.3%	426,986	52.3%

Total Company store sales	$439,746	100.0%	$444,646	100.0%	$816,739	100.0%	$798,937	100.0%	$815,894	100.0%

	For the 135 Day Period Ended		For the 47 Day Period Ended
	June 29, 2014		February 14, 2014
	Successor		Predecessor
	(in thousands, except percentages)
Food and beverage sales	$141,926	43.5%	$50,897	44.8%
Entertainment and merchandise sales	184,264	56.5%	62,659	55.2%

Total Company store sales	$326,190	100.0%	$113,556	100.0%

The following table summarizes our revenues and expenses expressed in dollars and as a percentage of Total revenues (except as otherwise noted) for the periods presented:

	Six Months Ended					Fiscal Year
	June 29, 2014		June 30, 2013		2013		2012		2011
	Combined		Predecessor
	(in thousands, except percentages)
Total Company store sales	$439,746	99.4%	$444,646	99.4%	$816,739	99.4%	$798,937	99.4%	$815,894	99.4%
Franchising fees and royalties	2,647	0.6%	2,601	0.6%	4,982	0.6%	4,543	0.6%	5,284	0.6%

Total revenues	442,393	100.0%	447,247	100.0%	821,721	100.0%	803,480	100.0%	821,178	100.0%

Company store operating costs:
Cost of food and beverage(1)	48,368	25.1%	48,965	24.2%	90,363	24.5%	93,417	25.0%	95,989	24.7%
Cost of entertainment and merchandise(2)	14,486	5.9%	16,280	6.7%	29,775	6.6%	30,855	7.2%	32,362	7.6%

Total cost of food, beverage, entertainment and merchandise(3)	62,854	14.3%	65,245	14.7%	120,138	14.7%	124,272	15.6%	128,351	15.7%
Labor expenses(3)	118,693	27.0%	117,940	26.5%	229,172	28.1%	223,605	28.0%	222,596	27.3%
Depreciation and amortization(3)	62,252	14.2%	39,063	8.8%	78,167	9.6%	78,769	9.9%	80,826	9.9%
Rent expense(3)	42,790	9.7%	38,976	8.8%	78,463	9.6%	75,312	9.4%	74,992	9.2%
Other store operating expenses(3)	64,738	14.7%	64,374	14.5%	131,035	16.0%	126,855	15.9%	126,847	15.5%

Total Company store operating costs(3)	351,327	79.9%	325,598	73.2%	636,975	78.0%	628,813	78.7%	633,612	77.7%
Other costs and expenses:
Advertising expense	20,591	4.7%	22,316	5.0%	41,217	5.0%	35,407	4.4%	34,989	4.3%
General and administrative expenses	26,719	6.0%	29,421	6.6%	57,007	6.9%	53,437	6.7%	51,859	6.3%
Transaction and Severance Costs	49,155	11.1%	—	—%	—	—%	—	—%	—	—%
Asset impairments	—	—%	226	0.1%	3,051	0.4%	6,752	0.8%	2,739	0.3%

Total operating costs and expenses	447,792	101.2%	377,561	84.4%	738,250	89.8%	724,409	90.2%	723,199	88.1%

Operating income (loss)	(5,399)	(1.2)%	69,686	15.6%	83,471	10.2%	79,071	9.8%	97,979	11.9%
Interest expense	28,433	6.4%	4,231	0.9%	7,453	0.9%	9,401	1.2%	8,875	1.1%

Income before income taxes	$(33,832)	(7.6)%	$65,455	14.6%	$76,018	9.3%	$69,670	8.7%	$89,104	10.9%

(1)	Percent amount expressed as a percentage of Food and beverage sales.
(2)	Percent amount expressed as a percentage of Entertainment and merchandise sales.
(3)	Percent amount expressed as a percentage of Company store sales.

Due to rounding, percentages presented in the table above may not sum to total. The percentage amounts for the components of Cost of food and beverage and the Cost of entertainment and merchandise may not sum to total due to the fact that Cost of food and beverage and Cost of entertainment and merchandise are expressed as a percentage of related Food and beverage and Entertainment and merchandise sales, as opposed to Total Company store sales.

The following table summarizes our revenues and expenses expressed in dollars and as a percentage of Total revenues (except as otherwise noted) for the periods presented:

	For the 135 Day Period Ended		For the 47 Day Period Ended
	June 29, 2014		February 14, 2014
	Successor		Predecessor
	(in thousands, except percentages)
Total Company store sales	$326,190	99.4%	$113,556	99.4%
Franchising fees and royalties	1,960	0.6%	687	0.6%

Total revenues	328,150	100.0%	114,243	100.0%

Company store operating costs:
Cost of food and beverage(1)	36,083	25.4%	12,285	24.1%
Cost of entertainment and merchandise(2)	10,757	5.8%	3,729	6.0%

Total cost of food, beverage, entertainment and merchandise(3)	46,840	14.4%	16,014	14.1%
Labor expenses(3)	86,695	26.6%	31,998	28.2%
Depreciation and amortization(3)	52,519	16.1%	9,733	8.6%
Rent expense(3)	30,425	9.3%	12,365	10.9%
Other store operating expenses(3)	48,978	15.0%	15,760	13.9%

Total Company store operating costs(3)	265,457	81.4%	85,870	75.6%
Other costs and expenses:
Advertising expense	14,688	4.5%	5,903	5.2%
General and administrative expenses	18,756	5.7%	7,963	7.0%
Transaction and Severance Costs	37,521	11.4%	11,634	10.2%
Asset impairments	—	—%	—	—%

Total operating costs and expenses	336,422	102.5%	111,370	97.5%

Operating income (loss)	(8,272)	(2.5)%	2,873	2.5%
Interest expense	27,282	8.3%	1,151	1.0%

Income before income taxes	$(35,554)	(10.8)%	$1,722	1.5%

(1)	Percent amount expressed as a percentage of Food and beverage sales.
(2)	Percent amount expressed as a percentage of Entertainment and merchandise sales.
(3)	Percent amount expressed as a percentage of Company store sales.

Due to rounding, percentages presented in the table above may not sum to total. The percentage amounts for the components of Cost of food and beverage and the Cost of entertainment and merchandise may not sum to total due to the fact that Cost of food and beverage and Cost of entertainment and merchandise are expressed as a percentage of related Food and beverage and Entertainment and merchandise sales, as opposed to Total Company store sales.

Six Months Ended June 29, 2014 (combined) Compared to Six Months Ended June 30, 2013

Revenues

Company store sales decreased $4.9 million, or 1.1%, to $439.7 million in the first six months of 2014 compared to $444.6 million in the first six months of 2013. The decrease in Company store sales is primarily due to a 3.3% decrease in comparable store sales, offset by revenues generated from ten net new stores (including the acquisition of one franchisee) opened since the end of the second quarter of 2013.

Company Store Operating Costs

Overall, the Cost of food, beverage, entertainment and merchandise, as a percentage of Total Company store sales, decreased 40 basis points to 14.3% in the first six months of 2014 compared to 14.7% in the first six months of 2013. We believe this decrease was attributable to our cost savings initiatives that were fully implemented in the second quarter of 2013, partially offset by commodity cost inflation.

Labor expenses increased $0.8 million to $118.7 million in the first six months of 2014 compared to $117.9 million in the first six months of 2013. The increase was primarily related to an increase in health insurance costs during the second quarter of 2014, partially offset by a decrease in sales bonuses as a result of current sales performance.

Depreciation and amortization increased $23.2 million to $62.3 million in the first six months of 2014 compared to $39.1 million in the first six months of 2013 primarily due to an increase in the basis of our property, plant and equipment to fair value in accordance with the acquisition method of accounting as a result of the Merger.

Rent expense increased $3.8 million to $42.8 million in the first six months of 2014 compared to $39.0 million in the first six months of 2013. As a result of the acquisition method of accounting related to the Merger, non-cash rent expense net of landlord contributions increased $2.2 million when compared to same period of the prior year. The increase in rent expense also was due to a $1.6 million increase in cash rent from new store development and expansions of existing stores.

Advertising Expense

Advertising expense decreased $1.7 million to $20.6 million in the first six months of 2014 from $22.3 million in the first six months of 2013. The decrease is primarily related to a reduction in digital brand advertising spend, partially offset by an increase in national television advertising.

General and Administrative Expenses

General and administrative expenses decreased $2.7 million to $26.7 million in the first six months of 2014 from $29.4 million in the first six months of 2013, primarily due to a decrease in management bonuses as a result of lower sales and profit performance.

Transaction and Severance Costs

Transaction and severance costs increased $49.1 million in the first six months of 2014 due to transaction costs of $32.0 million, accelerated stock-based compensation costs of $11.1 million and employee termination benefits of $6.0 million related to the departure of our Chairman and Chief Executive Officer, all of which were as a result of the Merger.

Interest Expense

Interest expense increased $24.2 million to $28.4 million in the first six months of 2014 from $4.2 million in the first six months of 2013. Interest expense for the first six months includes debt issuance costs related to the bridge facility, amortization of debt issuance costs related to our Senor Facilities and senior notes, amortization of our term loan facility original issue discount and commitment and other fees related to our Senor Facilities. The increase in our interest expense for the period was caused by an increase in our level of debt which increased in 2014 as a result of debt issued to fund a portion of the Acquisition as well as an increase in our weighted average effective interest rate. The weighted average effective interest rate for the first six months of 2014 was further impacted by $4.7 million of debt issuance costs related to borrowings under the bridge facility which we used to fund a portion of the Acquisition and expensed in the first quarter. Excluding the bridge facility issuance costs, our weighted average effective rate would have been 5.6% for the 135 day period ended June 29, 2014. Our weighted average effective interest rate increased to 6.3% for the first six months of 2014 from 1.7% for the first six months of 2013. The total debt (excluding capital leases and original issue discount) as of the quarter ended June 29, 2014, was $1,015 million as compared to $352 million as of the quarter ended June 30, 2013.

Income Taxes

We recorded an effective income tax rate of 23.3% for the six months ended June 29, 2014 compared to an effective income tax rate of 38.1% for the six months ended June 30, 2013. The change in our effective income tax rate was primarily caused by nondeductible transaction costs related to the Merger.

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenues

Company store sales increased $17.8 million, or 2.2%, to $816.7 million in 2013 compared to $798.9 million in 2012. The increase in Company store sales is primarily due to a 0.4% increase in comparable store sales and additional revenues from 13 new stores opened, net of five closed stores, since the end of 2012.

Our Company store sales mix consisted of food and beverage sales totaling 45.1% and entertainment and merchandise sales totaling 54.9% in 2013 compared to 46.7% and 53.3%, respectively, in 2012. We believe that this shift in our sales mix is primarily due to the following: (a) repricing of certain components of our offerings; (b) changing the mix of items included in Packaged Deals and coupons; and (c) modification of our various token offers. These changes were part of our continued effort to rebalance our menu pricing between food and games. We believe that the rebalancing of our menu pricing and our ongoing investment in our games has resulted in more of our guests’ average check being allocated to games.

Company Store Operating Costs

Overall, the Cost of food, beverage, entertainment and merchandise, as a percentage of Total Company store sales, decreased 90 basis points to 14.7% in 2013 from 15.6% in 2012. We believe the decrease was primarily attributable to the changes in our pricing strategy that were fully implemented in the fourth quarter of 2012 and our cost savings initiatives that were fully implemented in the second quarter of 2013, partially offset by commodity cost inflation.

Labor expenses increased $5.6 million to $229.2 million in 2013 compared to $223.6 million in 2012, primarily related to higher sales and performance bonuses, partially offset by a decrease in workers’ compensation and health insurance costs during 2013.

Advertising Expenses

Advertising expenses increased $5.8 million to $41.2 million in 2013 from $35.4 million in 2012. In accordance with our updated strategic plan, we increased our expenditures for television advertising and our digital advertising campaign in 2013.

General and Administrative Expenses

General and administrative expenses increased $3.6 million to $57.0 million in 2013 from $53.4 million in 2012, primarily due to higher corporate compensation costs, including operational management bonuses, and increases in certain professional fees related to the modernization of various information technology platforms.

Asset Impairments

In 2013, we recognized an asset impairment charge of $3.1 million primarily related to seven stores, of which three stores were previously impaired. In 2012, we recognized an asset impairment charge of $6.8 million for 18 stores, of which seven were previously impaired. We continue to operate all but two of these impaired stores. The impairment charge was based on the determination that these stores were adversely impacted by various economic factors in the markets in which they are located. Management determined that the estimated fair value of certain long-lived assets at these stores (determined from discounted future projected operating cash flows of the stores over their remaining lease term) had declined below their carrying amount. As a result, we recorded an impairment charge to write down the carrying amount of certain property and equipment at these stores to the estimated fair value. For additional information about these impairment charges, refer to Note 4 “Property and Equipment—Asset Impairments” in our Consolidated Financial Statements included in Part II, Item 8. “Financial Statements and Supplementary Data.”

Interest Expense

Interest expense decreased $1.9 million to $7.5 million in 2013 from $9.4 million in 2012, primarily as a result of favorable settlements and the expiration of statutes of limitations relating to uncertain tax positions and a decrease in the average outstanding debt balance on our revolving credit facility.

Income Taxes

Our effective income tax rate decreased to 37.1% in 2013 as compared to 37.4% in 2012. The decrease primarily related to an increase in federal Work Opportunity Tax Credits related to our 2012 fiscal year, which was accounted for in the first quarter of 2013 due to the retroactive reinstatement of the credit program enacted January 2, 2013. In addition, the 2013, and to a greater extent 2012, effective tax rates were favorably impacted by the recognition of uncertain tax positions resulting from audit settlements and the expirations of statutes of limitations, net of increases related to uncertain tax positions taken in the current and prior years.

Diluted Earnings Per Share

Diluted earnings per share increased $0.31, or 12.6%, to $2.78 per share in 2013 compared to $2.47 per share in 2012. The increase was primarily due to the increase in net income and a decrease in the number of weighted average diluted shares outstanding in 2013 as compared to 2012. The decrease in the weighted average diluted shares outstanding was impacted by our repurchase of 0.9 million shares of our common stock since the beginning of the 2012 fiscal year. We estimate stock repurchases benefited our earnings per share in 2013 by approximately $0.07. Our estimate is based on the weighted average number of shares repurchased since the beginning of the 2012 fiscal year and includes consideration of the estimated additional interest expense attributable to increased borrowings under our revolving credit facility to finance any repurchases. Our computation does not include the effect of share repurchases prior to the 2012 fiscal year, or the effect of the issuance of restricted stock subsequent to the beginning of the 2012 fiscal year.

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenues

Company store sales decreased $17.0 million, or 2.1%, to $798.9 million in 2012 compared to $815.9 million in 2011. The decrease in Company store sales is primarily due to a 2.9% decrease in comparable store sales. This decrease was partially offset by additional revenues from 13 new stores opened or acquired, net of six closed stores, since the end of 2011.

Our Company store sales mix consisted of food and beverage sales totaling 46.7% and entertainment and merchandise sales totaling 53.3% in 2012 compared to 47.7% and 52.3%, respectively, in 2011. We believe that this shift in our sales mix is primarily due to the following: (a) repricing of certain components of our offerings; (b) changing the mix of items included in Packaged Deals and coupons; and (c) modification of our various token offers. These changes were part of our continued effort to rebalance our menu pricing between food and games. We believe that the rebalancing of our menu pricing and our ongoing investment in our games has resulted in more of our guests’ average check being allocated to games.

Company Store Operating Costs

Overall, the cost of food, beverage, entertainment and merchandise, as a percentage of Company store sales, decreased 10 basis points to 15.6% in 2012 from 15.7% in 2011. The decrease primarily related to a decrease in certain commodity costs and price changes, as well as a shift in sales mix from food and beverage sales to entertainment and merchandise sales.

Labor expenses increased $1.0 million to $223.6 million in 2012 compared to $222.6 million in 2011. The increase primarily related to a 1.2% increase in labor hours and a 0.6% increase in average hourly wage rate, partially offset by a reduction in store incentive compensation attributable to our sales decline.

Depreciation and amortization expense for Company-owned stores decreased $2.0 million to $78.8 million in 2012 from $80.8 million in 2011. The decrease primarily related to a reduction in depreciation and amortization expense of approximately $3.0 million associated with our change in the estimated useful lives of certain games, leasehold improvements and various pieces of equipment utilized in our stores implemented at the beginning of the third quarter of 2011. The change in accounting estimate is discussed further in Note 1 “Description of Business and Summary of Significant Accounting Policies” to our Consolidated Financial Statements included in Part II, Item 8. “Financial Statements and Supplementary Data” of the 2012 Annual Report.

Advertising Expenses

Advertising expenses increased $0.4 million to $35.4 million in 2012 compared to $35.0 million in 2011. The increase is due to increases in production costs for new commercials, costs associated with our new advertising agency and new digital advertising costs, partially offset by a reduction in the frequency of national television advertising to children and frequency of free standing inserts.

General and Administrative Expenses

General and administrative expenses increased $1.5 million to $53.4 million in 2012 from $51.9 million in 2011. The increase primarily related to investments to modernize our various information technology platforms and infrastructure.

Asset Impairments

In 2012, we recognized an asset impairment charge of $6.8 million for 18 stores, of which seven stores were previously impaired. In 2011, we recognized an asset impairment charge of $2.7 million for six stores, none of which were previously impaired. We continue to operate all but two of these impaired stores. The impairment charge was based on the determination that these stores were adversely impacted by various economic factors in the markets in which they are located. Management determined that the estimated fair value of certain long-lived assets at these stores (determined from discounted future projected operating cash flows of the stores over their remaining lease term) had declined below their carrying amount. As a result, we recorded an impairment charge to write down the carrying amount of certain property and equipment at these stores to the estimated fair value. For additional information about these impairment charges, refer to Note 4 “Property and Equipment—Asset Impairments” in our Consolidated Financial Statements included in Part II, Item 8. “Financial Statements and Supplementary Data” of the 2012 Annual Report.

Interest Expense

Interest expense increased $0.5 million to $9.4 million in 2012 from $8.9 million in 2011. The increase is primarily due to interest related to new capital leases and an increase in the average outstanding debt balance on our revolving credit facility to $373.9 million in 2012 from $358.9 million in 2011, partially offset by the reduction in our weighted average effective interest rate. Our weighted average interest rate was 1.7% in 2012 compared to 2.0% in 2011, which decreased as a result of the expiration of our interest rate swap contract in May 2011.

Income Taxes

Our 2012 effective income tax rate decreased to 37.4% in 2012 as compared to 38.3% in 2011. The decrease primarily related to the recognition of uncertain tax positions resulting from favorable settlements and the expirations of statutes of limitations, refund claims filed in connection with prior year federal and state income tax returns, as well as the true-up of prior year’s estimated tax provision. The favorable impact of these adjustments was partially offset by an increase in other uncertain tax positions and a decrease in employment related federal income tax credits, as a result of the expiration of certain credits in 2012.

Financial Condition, Liquidity and Capital Resources

Overview of Liquidity

We finance our business activities through cash flows provided by our operations.

The primary components of working capital are as follows:

•	our store customers pay for their purchases in cash or credit cards at the time of the sale and the cash from these sales is typically received before our related accounts payable to suppliers and employee payroll becomes due;

•	frequent inventory turnover results in a limited investment required in inventories; and

•	our accounts payable are generally due within five to 30 days.

Funds generated by our operating activities and available cash and cash equivalents continue to be our primary sources of liquidity. We believe funds generated from our expected results of operations and available cash and cash equivalents will be sufficient to finance our strategic plan and capital initiatives for the next twelve months. Our revolving credit facility is also available for additional working capital needs and investment opportunities. However, in the event of a material decline in our sales trends or operating margins, there can be no assurance that we will generate sufficient cash flows at or above our current levels. Our ability to access our revolving credit facility is subject to our compliance with the terms and conditions of the credit agreement governing such facility, including our compliance with certain prescribed covenants, as more fully described below. Our primary uses for cash provided by operating activities relate to funding our ongoing business activities, planned capital expenditures and servicing our debt.

Total cash requirements of the Merger of approximately $1.4 billion were used to (a) purchase common stock and unvested restricted shares issued to our employees and non-employee directors; (b) repay and terminate the Existing Facility; and (c) pay certain fees, transaction costs and expenses related to the Merger. These financing requirements were funded by (a) $350.0 million of equity contributions from the Apollo Funds; (b) $248.5 million of borrowings under the bridge facility, which were later repaid using the proceeds from our issuance of $255.0 million of senior notes; and (c) $760.0 million of borrowings under a term loan facility. In addition, we also entered into a $150.0 million revolving credit facility in connection with the Acquisition, but it was undrawn at closing.

Debt Financing

Existing Facility

In connection with the Merger on February 14, 2014, we repaid the total outstanding borrowings of $348.0 million under the Existing Facility, as well as all incurred and unpaid interest on our Existing Facility. The debt issuance costs related to the Existing Facility were removed from our Consolidated Balance Sheet through acquisition accounting.

Senior Facilities

In connection with the Merger, on February 14, 2014, we entered into the Senior Facilities, which include the term loan facility and the revolving credit facility, which includes a letter of credit sub-facility and a $30.0 million swingline loan sub-facility. Upon the consummation of the Acquisition, we had no borrowings outstanding under the revolving credit facility and $11.1 million of letters of credit issued but undrawn under the facility. As of June 29, 2014, we had no borrowings outstanding under the revolving credit facility and $10.9 million of letters of credit issued but undrawn under the facility.

In addition, we may request one or more incremental term loan facilities and/or increase commitments under our revolving credit facility in an aggregate amount of up to the sum of (x) $200.0 million plus (y) such additional amount as long as, (i) in the case of loans under additional credit facilities that rank equally and without preference with the liens on the collateral securing the Senior Facilities, our consolidated net first lien senior secured leverage ratio would be no greater than 4.25 to 1.00 and (ii) in the case of loans under additional credit facilities that rank junior to the liens on the collateral securing the Senior Facilities, our consolidated total net secured leverage ratio would be no greater than 5.25 to 1.00, subject to certain conditions and receipt of commitments by existing or additional lenders.

All borrowings under our revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

We received proceeds on the term loan facility of $756.2 million, net of original issue discount of $3.8 million, which were used to fund a portion of the Acquisition. We paid $17.8 million and $3.4 million in debt issuance costs related to the term loan facility and revolving credit facility, respectively, which we capitalized in “Deferred financing costs, net” on our Consolidated Balance Sheets. The original issue discount and deferred financing costs are amortized over the lives of the facilities and are included in “Interest expense” on our Consolidated Statements of Earnings.

Borrowings under the Senior Facilities bear interest at a rate equal to, at our option, either (a) a London Interbank Offered Rate (“LIBOR”) determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowings, adjusted for certain additional costs, subject to a 1.00% floor in the case of term loans or (b) a base rate determined by reference to the highest of (i) the federal funds effective rate plus 0.50%.; (ii) the prime rate of Deutsche Bank AG New York Branch; and (iii) the one-month adjusted LIBOR plus 1.00%; in each case plus an applicable margin. The initial applicable margin for borrowings is 3.25% with respect to LIBOR borrowings and 2.25% with respect to base rate borrowings under the term loan facility and base rate borrowings and swingline borrowings under the revolving credit facility. The applicable margin for borrowings under the term loan facility is subject to one step down based on our first lien senior secured leverage ratio, and the applicable margin for borrowings under the revolving credit facility is subject to two step-downs based on our first lien senior secured leverage ratio. During the 135 day period ended June 29, 2014, the federal funds rate ranged from 0.06% to 0.10%, the prime rate was 3.25% and the one-month LIBOR ranged from 0.15% to 0.16%.

In addition to paying interest on outstanding principal under the Senior Facilities, we are required to pay a commitment fee equal to 0.50% per annum to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The applicable commitment fee under the revolving credit facility is subject to one step-down based on our first lien senior secured leverage ratio. We are also required to pay customary agency fees, as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for LIBOR rate borrowings on the dollar equivalent of the daily stated amount of outstanding letters of credit, plus such letter of credit issuer’s customary documentary and processing fees and charges and a fronting fee computed at a rate equal to 0.125% per annum on the daily stated amount of each letter of credit.

The weighted average effective interest rate incurred on our borrowings under our Senior Facilities was 4.8% for the 135 day period ended June 29, 2014, which includes amortization of debt issuance costs related to our Senior Facilities, amortization of our term loan facility original issue discount and commitment and other fees related to our Senior Facilities. The weighted average effective interest rate incurred on our borrowings under our Existing Facility for the 47 day period ended February 14, 2014, the three and six months ended June 30, 2013 were 1.6%, 1.7%, and 1.7%, respectively.

The Senior Facilities require scheduled quarterly payments on the term loan equal to 0.25% of the original principal amount of the term loan from July 2014 to November 2021, with the balance paid at maturity. In addition, the Senior Facilities include customary mandatory prepayment requirements based on certain events, such as asset sales, debt issuances and defined levels of excess cash flow.

We may voluntarily repay outstanding loans under the Senior Facilities at any time, without prepayment premium or penalty, except in connection with a repricing event as described below, subject to customary “breakage” costs with respect to LIBOR rate loans. Any refinancing through the issuance or repricing amendment of any debt that results in a repricing event applicable to the term loan facility borrowings resulting in a lower yield occurring at any time during the first six months after the closing date will be accompanied by a 1.00% prepayment premium or fee, as applicable.

Our revolving credit facility includes a springing financial maintenance covenant that requires our net first lien senior secured leverage ratio not to exceed 6.25 to 1.00 (the ratio of consolidated net debt secured by first-priority liens on the collateral to EBITDA, as defined in the Senior Credit Facilities). The covenant will be tested quarterly when the revolving credit facility is more than 30% drawn (excluding outstanding letters of credit), beginning with the fiscal quarter ended June 30, 2014, and will be a condition to drawings under the revolving credit facility that would result in more than 30% drawn thereunder. As of June 30, 2014, the borrowings under the revolving credit facility were less than 30% of the outstanding, therefore the covenant was not in effect.

The Senior Facilities also contain customary affirmative covenants and events of default, and the negative covenants limit our ability to, among other things: incur additional debt or issue certain preferred shares; create liens on certain assets; make certain loans or investments (including acquisitions); pay dividends on or make distributions in respect of our capital stock or make other restricted payments; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; sell assets; enter into certain transactions with our affiliates; enter into sale-leaseback transactions; change our lines of business; restrict dividends from our subsidiaries or restrict liens; change our fiscal year; and modify the terms of certain debt or organizational agreements.

All obligations under the Senior Facilities are unconditionally guaranteed by Holdings on a limited-recourse basis and each of our existing and future direct and indirect material, wholly-owned domestic subsidiaries, subject to certain exceptions. The obligations are secured by a pledge of our capital stock and substantially all of our assets and those of each subsidiary guarantor, including capital stock of the subsidiary guarantors and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions. Such security interests will consist of a first-priority lien with respect to the collateral.

Senior Unsecured Debt

Also in connection with the Merger on February 14, 2014, we borrowed $248.5 million under the bridge facility and used the proceeds to fund a portion of the Acquisition. We incurred $4.7 million of financing costs and $0.2 million of interest related to the bridge facility, which are included in “Interest expense” in our Consolidated Statements of Earnings for the 135 day period ended June 29, 2014.

On February 19, 2014, we issued $255.0 million aggregate principal amount of 8.000% Senior Notes due 2022 in a private offering. The notes bear interest at a rate of 8.000% per year and mature on February 15, 2022. On or after February 15, 2017, we may redeem some or all of the notes at certain redemption prices set forth in the indenture. Prior to February 15, 2017, we may redeem (i) up to 40.0% of the original aggregate principal amount of the notes with the net cash proceeds of one or more equity offerings at a price equal to 108.0% of the principal amount thereof, plus accrued and unpaid interest, or (ii) some or all of the notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, plus the applicable “make-whole” premium set forth in the indenture.

We paid $6.4 million in debt issuance costs related to the notes, which we capitalized in “Deferred financing costs, net” on our Consolidated Balance Sheets. The deferred financing costs are amortized over the life of the notes and are included in “Interest expense” on our Consolidated Statements of Earnings.

Our obligations under the notes are fully and unconditionally guaranteed, jointly and severally, by our present and future direct and indirect wholly-owned material domestic subsidiaries that guarantee our Senior Facilities.

The indenture contains restrictive covenants that limit our ability to, among other things: incur additional debtor issue certain preferred shares; create liens on certain assets; make certain loans or investments (including acquisitions); pay dividends on or make distributions in respect of our capital stock or make other restricted payments; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; sell assets; enter into certain transactions with our affiliates; and restrict dividends from our subsidiaries.

Sources and Uses of Cash

The following table presents summarized consolidated cash flow information for the periods presented:

	For the 135 Day Period Ended June 29, 2014	For the 47 Day Period Ended February 14, 2014	Six Months Ended		Fiscal Year Ended
			June 29, 2014	June 29, 2013	December 29, 2013	December 30, 2012	January 1, 2012
	Successor	Predecessor	Combined	Predecessor
	(in thousands)
Net cash provided by operating activities	$16,831	$22,314	$39,145	$92,692	$138,664	$137,092	$177,233
Net cash used in investing activities	(970,744)	(9,659)	(980,403)	(29,350)	(70,942)	(98,903)	(94,652)
Net cash provided by (used in) financing activities	989,667	(13,844)	975,823	(62,422)	(66,031)	(37,285)	(82,973)
Effect of foreign exchange rate changes on cash	233	(313)	(80)	(361)	(641)	59	(204)

Change in cash and cash equivalents	$35,987	$(1,502)	$34,485	$559	$1,050	$963	$(596)

Interest paid	16,800	938	17,738	3,842	7,798	9,419	9,081
Income taxes paid (refunded), net	794	(79)	715	20,559	31,614	27,598	6,592

The following table presents summarized consolidated financial information that we believe is helpful in evaluating our liquidity and capital resources:

	June 29, 2014	December 29, 2013
	Successor	Predecessor
	(in thousands)
Cash and cash equivalents	$55,171	$20,686
Term loan facility, net of unamortized original issue discount	$756,402	$—
Senior notes	$255,000	$—
Existing Facility	$—	$361,500
Available unused commitments under revolving credit facility	$139,100	$127,600

Our cash and cash equivalents totaled $55.2 million and $20.7 million as of June 29, 2014 and December 29, 2013, respectively. Cash and cash equivalents as of June 29, 2014 and December 29, 2013 includes $8.7 million and $8.2 million, respectively, of undistributed income from our Canadian subsidiary that we consider to be permanently invested.

Our strategic plan does not require that we enter into any material development or contractual purchase obligations. Therefore, we have the flexibility necessary to manage our liquidity by promptly deferring or curtailing any planned capital spending. In 2014, our planned capital spending includes new store development, existing store improvements, improvements to our various information technologies platforms and other capital initiatives.

In addition, see discussion of the Sale Leaseback transaction above under “—Executive Summary—Sale Leaseback Transaction.”

Sources and Uses of Cash—Six Months Ended June 29, 2014 Compared to Six Months Ended June 30, 2013

Net cash provided by operating activities decreased by $53.6 million to $39.1 million in the first six months of 2014 from $92.7 million in the first six months of 2013. The decrease was primarily driven by transaction costs incurred in connection with the Merger.

Net cash used in investing activities increased to $980.4 million in the first six months of 2014 from $29.4 million in the first six months of 2013, primarily due to the $946.9 million paid as part of the Acquisition.

Net cash provided by (used in) financing activities increased to $975.8 million in the first six months of 2014 from $(62.4) million in the first six months of 2013. The increase primarily related to proceeds from the issuance of debt in connection with Parent’s acquisition of the Company and the Apollo Funds’ equity contribution of $350 million, partially offset by the repayment of the Predecessor Facility.

Sources and Uses of Cash—Fiscal Year 2013 Compared to Fiscal Year 2012

Net cash provided by operating activities was relatively flat at $138.7 million in 2013 compared to $137.1 million in 2012. During 2013 and 2012, we benefitted from federal bonus tax depreciation for qualifying capital additions and the federal Work Opportunity Tax Credit, which both expired at the end of 2013. As a result, our cash payments for income taxes will increase in future years barring a retroactive extension of these provisions.

Net cash used in investing activities decreased $28.0 million to $70.9 million in 2013 from $98.9 million in 2012. The decrease primarily related to a reduction in the number of store expansions and other capital initiatives completed, as well as recognizing cash proceeds from the sale of a property.

Net cash used in financing activities increased $28.7 million to $66.0 million in 2013 from $37.3 million in 2012. The increase primarily related to net repayments of $28.0 million on our revolving credit facility in 2013 compared to net repayments of $0.1 million on our revolving credit facility in 2012 and a $3.7 million increase in repurchases of our common stock, partially offset by a $2.7 million decrease in dividend payments.

Sources and Uses of Cash—Fiscal Year 2012 Compared to Fiscal Year 2011

Net cash provided by operating activities decreased $40.1 million to $137.1 million in 2012 from $177.2 million in 2011. The decrease was primarily attributable to a $9.0 million refund of federal income tax reported on our 2010 income tax return received in the first quarter of 2011 and an increase in the amount of estimated tax payments required for 2012 income taxes. The remaining decrease in cash provided by operating activities related to a decrease in net income and changes in our working capital.

Our cash interest payments increased $0.3 million to $9.4 million in 2012 from $9.1 million in 2011. The increase primarily related to higher average outstanding debt balances on our revolving credit facility of $373.9 million in fiscal 2012 as compared to $358.9 in fiscal 2011, partially offset by a decrease in the weighted average interest rate incurred from 2.0% to 1.7% on our borrowings under our revolving credit facility. The decrease in the weighted average interest rate was associated with the expiration of the interest rate swap agreement in May 2011.

Our cash payments for income taxes, net of refunds received, increased $21.0 million to $27.6 million in 2012 from $6.6 million in 2011. The increase primarily related to the receipt in 2011 of refunds of $9.0 million in federal income taxes related to our 2010 tax year and a $15.0 million increase of estimated tax payments required for 2012 federal income taxes, partially offset by a $3.0 million reduction in the amount of other income tax payments. The reduced amount of tax payments and the increase in refunds related to our 2010 and 2011 tax years largely resulted from more favorable bonus tax depreciation rules in effect from September 2010 through December 2011. Bonus depreciation for qualifying capital additions placed in service in 2012 was less favorable and was scheduled to expire at the end of 2012. However in January 2013, bonus depreciation for qualifying capital additions placed in service in 2013 was extended, and thus, we will continue to benefit from bonus depreciation through 2013.

Net cash used in investing activities increased $4.2 million to $98.9 million in 2012 from $94.7 million in 2011. The increase primarily related to an increase in the number of new or relocated stores opened or acquired in 2012 compared to 2011, partially offset by a reduction of $24.7 million in spending on existing stores in 2012. Capital spending for our existing stores affected 125 stores during 2012 compared to 181 stores during 2011. Additionally, during 2012 we opened 13 new stores, including three relocated stores and one acquired from a franchisee, while in 2011 we opened four new stores, including two relocations.

Net cash used in financing activities decreased $45.7 million to $37.3 million in 2012 from $83.0 million in 2011. The decrease primarily related to a $65.4 million decrease in repurchases of our common stock, partially offset by an $8.4 million increase in dividend payments and net repayments of $0.1 million on our revolving credit facility in 2012 compared to net proceeds of $12.6 million on our revolving credit facility in 2011.

Capital Expenditures

We intend to continue to focus our future capital expenditures on reinvestment into our existing Company-owned stores through various planned capital initiatives and the development or acquisition of additional Company-owned stores. During 2014, we currently expect to complete 250 game enhancements, eight major remodels and four store expansions, and we currently expect to open a total of 11 to 13 new domestic Company-owned stores, including two relocated stores and one acquisition from a franchisee, in 2014. We have funded and expect to continue to fund our capital expenditures through existing cash flows from operations. We currently estimate capital expenditures in 2014 will total approximately $75 million to $80 million, including (a) approximately $50 million related to growth capital spend and (b) approximately $30 million related to maintenance capital spend.

The following table reconciles the approximate total capital spend by initiative to our Consolidated Statements of Cash Flows for the periods presented:

	Six Months Ended		Fiscal Year Ended
	June 29, 2014	June 30, 2013	December 29, 2013	December 30, 2012	January 1, 2012
Growth capital spend(1)	19,334	16,407	48,175	66,980	53,432
Maintenance capital spend(2)	$14,015	$15,673	$25,910	$32,509	$41,237
Total capital spend(3)	$33,349	$32,080	$74,085	$99,489	$94,669

(1)	Growth capital spend includes major remodels, store expansions, major attractions and new store development, including relocations.
(2)	Maintenance capital spend includes game enhancements, general store capital expenditures and corporate capital expenditures.
(3)	Total capital spend does not include $0.4 million of goodwill and intangible assets associated with the franchise acquisition during the second quarter of 2014, which is included in Purchases of property and equipment on the Consolidated Statement of Cash Flows.

Off-Balance Sheet Arrangements and Contractual Obligations

As of June 29, 2014, we had no off-balance sheet financing arrangements as described in Regulation S-K Item 303(a)(4)(ii).

The following table summarizes our contractual obligations as of June 29, 2014:

	Less than 1 Year	1-3 Years	3-5 Years	Greater than 5 Years	Total
	(in thousands)
Operating lease(1)	$79,632	$159,177	$154,933	$670,043	$1,063,785
Capital leases	2,183	4,286	4,463	23,415	34,347
Purchase obligations(2)	62,924	8,121	2,950	—	73,995
Secured Credit Facilities	7,600	17,100	15,200	720,100	760,000
Senior Notes(1)	—	—	—	255,000	255,000
Interest Obligations	47,819	116,429	106,218	112,754	383,220
Uncertain tax positions(3)	880	—	—	—	880

Total	$201,037	$305,113	$283,764	$1,781,311	$2,571,226

(1)	Includes the initial non-cancelable term plus renewal option periods provided for in the lease that can be reasonably assured but excluded contingent rent obligations and obligations to pay property taxes, insurance and maintenance on the leased assets.
(2)	A “purchase obligation” is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including (a) fixed or minimum quantities to be purchased; (b) fixed, minimum or variable price provisions, and (c) the approximate timing of the transaction. Our purchase obligations primarily consist of obligations for the purchase of merchandise and entertainment inventory and obligations associated with the modernization of various information technology platforms, as well as advertising spend in local and national markets. The above purchase obligations exclude agreements that are cancelable without significant penalty.
(3)	Due to the uncertainty related to the settlement of uncertain tax positions, only the current portion of the liability for unrecognized tax benefits has been provided in the table above. The noncurrent portion of $1.9 million is excluded from the table above.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amount of our assets and liabilities at the date of our Consolidated Financial Statements, the reported amount of revenues and expenses during the reporting period and the related disclosures of contingent assets and liabilities. The use of estimates is pervasive throughout our Consolidated Financial Statements and is affected by management judgment and uncertainties. Our estimates, assumptions and judgments are based on historical experience, current market trends and other factors that we believe to be relevant and reasonable at the time our Consolidated Financial Statements were prepared. We continually evaluate the information used to make these estimates as our business and the economic environment change. Actual results could differ materially from these estimates under different assumptions or conditions.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are described in Note 1 “Description of Business and Summary of Significant Accounting Policies” to our Consolidated Financial Statements included elsewhere in this prospectus. We consider an accounting policy or estimate to be critical if it requires difficult, subjective or complex judgments and is material to the portrayal of our consolidated financial condition, changes in financial condition or results of operations. The selection, application and disclosure of the critical accounting policies and estimates have been reviewed by the Audit Committee of our Board of Directors. Our accounting policies and estimates that our management considers most critical are as follows:

Acquisition Accounting in connection with the Merger

We have accounted for the Merger as a business combination using the acquisition method of accounting, whereby the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair market values. Fair value measurements have been applied based on assumptions that market participants would use in the pricing of the asset or liability. The Acquisition and the allocation of the purchase price have been recorded as of February 14, 2014. In connection with the purchase price allocation, we have made estimates of the fair values of the long-lived and intangible assets based upon assumptions that are reasonable related to discount rates and asset lives utilizing currently available information, and in some cases, preliminary valuation results from independent valuation specialists. As of February 14, 2014, we recorded purchase accounting adjustments to the carrying value of property and equipment and intangible assets, including our “Chuck E. Cheese’s” tradename, franchise agreements and favorable leases. We have also revalued our rent related liabilities. The purchase price allocation could change in subsequent periods, up to one year from the Merger date. The adjustments, if any, arising out of the finalization of the allocation of the purchase price will not impact cash flow, including cash interest and rent. However, such adjustments could result in material changes to our Consolidated Financial Statements.

Goodwill and Other Intangible Assets

The excess of the purchase price over fair value of net identifiable assets and liabilities of an acquired business (“goodwill”), trademarks and trade names and other indefinite-lived intangible assets are not amortized, but rather tested for impairment, at least annually. We assess the recoverability of the carrying amount of our goodwill and other indefinite-lived intangible assets either qualitatively or quantitatively annually at the beginning of the fourth quarter of each fiscal year, or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.

When assessing the recoverability of goodwill and other indefinite-lived intangible assets, we may first assess qualitative factors. If an initial qualitative assessment indicates that it is more likely than not the carrying amount exceeds fair value, a quantitative analysis may be required. We may also elect to skip the qualitative assessment and proceed directly to the quantitative analysis.

Recoverability of the carrying value of goodwill is measured at the reporting unit level. In performing a quantitative analysis, we measure the recoverability of goodwill for our reporting units using a discounted cash flow model incorporating discount rates commensurate with the risks involved, which is classified as a Level 3 fair value measurement. The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, tax rates, cash flow projections and terminal value rates. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment.

If the calculated fair value is less than the current carrying amount, impairment of the reporting unit may exist. When the recoverability test indicates potential impairment, we will calculate an implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination. If the implied fair value of goodwill exceeds the carrying amount of goodwill assigned to the reporting unit, there is no impairment. If the carrying amount of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recorded to write down the carrying amount.

In performing a quantitative analysis, recoverability is measured by a comparison of the carrying amount of the indefinite-lived intangible asset over its fair value. Any excess of the carrying amount of the indefinite-lived intangible asset over its fair value is recognized as an impairment loss.

We test indefinite-lived intangible assets utilizing the relief from royalty method to determine the estimated fair value for each indefinite-lived intangible asset, which is classified as a Level 3 fair value measurement. The relief from royalty method estimates our theoretical royalty savings from ownership of the intangible asset. Key assumptions used in this model include discount rates, royalty rates, growth rates, tax rates, sales projections and terminal value rates. Discount rates, royalty rates, growth rates and sales projections are the assumptions most sensitive and susceptible to change as they require significant management judgment. Discount rates used are similar to the rates estimated by the weighted average cost of capital (“WACC”) considering any differences in company-specific risk factors.

Estimation of Reserves

The amount of liability we record for claims related to insurance and tax reserves requires us to make judgments about the amount of expenses that will ultimately be incurred. We use history and experience, as well as other specific circumstances surrounding these contingencies, in evaluating the amount of liability that should be recorded. As additional information becomes available, we assess the potential liability related to various claims and revise our estimates as appropriate. These revisions could materially impact our consolidated results of operations, financial position or liquidity.

Self-Insurance reserves. We are self-insured for certain losses related to workers’ compensation, general liability, property, and company-sponsored employee health plans. Liabilities associated with risks retained by the Company are estimated primarily using historical claims experience, current claims data, demographic and severity factors, other factors deem relevant by us, as well as information provided by independent third-party actuaries. To limit our exposure for certain losses, we purchase stop-loss or high-deductible insurance coverage through third-party insurers. Our stop-loss limit or deductibles for workers’ compensation, general liability, property, and company-sponsored employee health plans, generally range from $0.2 million to $0.5 million per occurrence. As of December 29, 2013, our total estimate of accrued liabilities for our self-insurance and high deductible plan programs was $20.2 million. We estimate $7.0 million of these liabilities will be paid in fiscal 2014 and the remainder paid in fiscal 2015 and beyond. If actual claims trends or other factors differ from our estimates, our financial results could be significantly impacted.

Income tax reserves. We are subject to audits from multiple domestic and foreign tax authorities. We maintain reserves for federal, state and foreign income taxes when we believe a position may not be fully sustained upon review by taxing authorities. Although we believe that our tax positions are fully supported by the applicable tax laws and regulations, there are matters for which the ultimate outcome is uncertain. We recognize the benefit from an uncertain tax position in our Consolidated Financial Statements when the position is more-likely-than-not (a greater than 50 percent chance of being sustained). The amount recognized is measured using a probability weighted approach and is the largest amount of benefit that is greater than 50 percent likelihood of being realized upon settlement or ultimate resolution with the taxing authority. We routinely assess the adequacy of the estimated liability for unrecognized tax benefits, which may be affected by changing interpretations of laws, rulings by tax authorities and administrative policies, certain changes and/or developments with respect to audits and expirations of the statute of limitations. Depending on the nature of the tax issue, the ultimate resolution of an uncertain tax position may not be known for a number of years; therefore, the estimated reserve balances could be included on our Consolidated Balance Sheets for multiple years. To the extent that new information becomes available that causes us to change our judgment regarding the adequacy of a reserve balance, such a change will affect our income tax expense in the period in which the determination is made and the reserve is adjusted. Significant judgment is required to estimate our provision for income taxes and liability for unrecognized tax benefits. At December 29, 2013, the reserve for uncertain tax positions (unrecognized tax benefits) was $2.6 million. Although we believe our approach is appropriate, there can be no assurance that the final outcome resulting from a tax authority’s review will not be materially different than the amounts reflected in our estimated tax provision and tax reserves. If the results of any audit materially differ from the liabilities we have established for taxes, there would be a corresponding impact to our Consolidated Financial Statements, including the liability for unrecognized tax benefits, current tax provision, effective tax rate, net after tax earnings and cash flows, in the period of resolution.

Impairment of Long-Lived Assets

We review our property and equipment for indicators of impairment on an ongoing basis at the lowest reporting unit level, which is on a store-by-store basis, to assess if the carrying amount may not be recoverable. Such events or changes may include a significant change in the business climate in a particular market area (for example, due to economic downturn or natural disaster), historical negative cash flows or plans to dispose of or sell the property and equipment before the end of its previously estimated useful life. If an event or change in circumstances occurs, we estimate the future cash flows expected to result from the use of the property and equipment and its eventual disposition. If the sum of the expected future cash flows, undiscounted and without interest, is less than the asset carrying amount (an indication that the carrying amount may not be recoverable), we may be required to recognize an impairment loss. We estimate the fair value of a store’s property and equipment by discounting the expected future cash flows of the store over its remaining lease term using a weighted average cost of capital commensurate with the risk.

The following estimates and assumptions used in the discounted cash flow analysis impact the fair value of a store’s long-lived assets:

•	Discount rate based on our weighted average cost of capital and the risk-free rate of return;

•	Sales growth rates and cash flow margins over the expected remaining lease terms;

•	Strategic plans, including projected capital spending and intent to exercise renewal options, for the store;

•	Salvage values; and

•	Other risks and qualitative factors specific to the asset or conditions in the market in which the asset is located at the time the assessment was made.

During 2013, the average discount rate, average sales growth rate and average cash flow margin rate used were 8%, 0.2% and 11%, respectively. We believe our assumptions in calculating the fair value of our long-lived assets are similar to those used by other marketplace participants. If actual results are not consistent with our estimates and assumptions, we may be exposed to additional impairment charges, which could be material to our Consolidated Statements of Earnings.

Accounting for Leases

The majority of our stores are leased. The terms of our store leases vary in length from lease to lease, although a typical lease provides for an initial primary term of 10 years with two additional five year options to renew. We estimate the expected term of a lease by assuming the exercise of renewal options, in addition to the initial non-cancelable lease term, if the renewal is reasonably assured. Generally, reasonably assured relates to our contractual right to renew and the existence of an economic penalty that would preclude the abandonment of the lease at the end of the initial non-cancelable lease term. The expected term is used in the determination of whether a lease is a capital or operating lease and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the expected lease term or the economic life of the asset, whichever is shorter. If significant expenditures are made for leasehold improvements late in the expected term of a lease and renewal is reasonably assured, the useful life of the leasehold improvement is limited to the end of the reasonably assured renewal period or economic life of the asset.

The determination of the expected term of a lease requires us to apply judgment and estimates concerning the number of renewal periods that are reasonably assured. If a lease is terminated prior to reaching the end of the expected term, this may result in the acceleration of depreciation or impairment of a store’s long-lived assets, and it may result in the accelerated recognition of landlord contributions and the reversal of deferred rent balances that assumed higher rent payments in renewal periods that were never ultimately exercised by us.

Recently Issued Accounting Guidance

Refer to Note 1 “Description of Business and Summary of Significant Accounting Policies” to our Consolidated Financial Statements included elsewhere in this prospectus for a description of recently issued accounting guidance.

Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to various types of market risk in the normal course of business, including the impact of interest rates, commodity price changes and foreign currency fluctuation.

Interest Rate Risk

We are exposed to market risk from changes in the variable interest rates related to borrowings from our Senior Facilities. All of our borrowings outstanding under the Senior Facilities as of June 29, 2014 of $760.0 million accrue interest at variable rates. We have elected to base our interest on the cost of funds for Eurodollar deposits, which uses LIBOR (a variable interest rate) and is subject to a 1% floor. During the 135 day period ended June 29, 2014, the one month LIBOR ranged from 0.15% to 0.16%. Therefore, a hypothetical increase of 100 basis points in the one-month LIBOR, assuming no change in our outstanding debt balance, would have increased interest expense by $0.5 million for the 135 day period ended June 29, 2014, or approximately $1.2 million on an annualized basis.

Commodity Price Risk

We are exposed to commodity price changes related to certain food products that we purchase, primarily related to the prices of cheese and dough, which can vary throughout the year due to changes in supply, demand and other factors. We have not entered into any hedging arrangements to reduce our exposure to commodity price volatility associated with such commodity prices; however, we typically enter into short-term cancellable purchasing contracts, which may contain pricing arrangements designed to minimize the impact of commodity price fluctuations. For the three and six months ended June 29, 2014, the weighted average cost of a block of cheese was $2.13 and $2.17, respectively. The estimated increase in our food costs from a hypothetical 10% increase in the average cost of a block of cheese would have been $0.3 million and $0.8 million for the three and six months ended June 29, 2014, respectively. For the three and six months ended June 29, 2014, the weighted average cost of dough per pound was $0.42. The estimated increase in our food costs from a hypothetical 10% increase in the average cost of dough per pound would have been $0.1 million and $0.2 million for the three and six months ended June 29, 2014, respectively.

Foreign Currency Risk

We are exposed to foreign currency fluctuation risk associated with changes in the value of the Canadian dollar relative to the United States dollar as we operate a total of 14 Company-owned stores in Canada. For the 135 day period ended June 29, 2014 our Canadian stores generated $0.3 million of operating loss compared to our consolidated operating loss of $8.3 million. For the 47 day period ended February 14, 2014, our Canadian stores generated $0.4 million of operating income compared to our consolidated operating income of $2.9 million.

Changes in the currency exchange rate result in cumulative translation adjustments and are included in “Accumulated other comprehensive income” and potentially result in transaction gains or losses, which are included in our earnings. The low and high currency exchange rates for a Canadian dollar into a United States dollar for the 135 day period ended June 29, 2014 were $0.8888 and $0.9371, respectively. A hypothetical 10% devaluation in the average quoted U.S. dollar-equivalent of the Canadian dollar exchange rate during the 135 day period ended June 29, 2014 would have increased our reported consolidated operating results by less than $0.1 million. The low and high currency exchange rates for a Canadian dollar into a United States dollar for the 47 day period ended February 14, 2014 were $0.8945 and $0.9408, respectively. A hypothetical 10% devaluation in the average quoted U.S. dollar-equivalent of the Canadian dollar exchange rate during the 47 day period ended February 14, 2014 would have reduced our reported consolidated operating results by less than $0.1 million.

BUSINESS

Overview

Chuck E. Cheese’s is a unique, family-oriented entertainment company that provides its guests with a variety of family entertainment and dining alternatives. Our highly differentiated family leisure offerings include video games, skill games, rides, musical and comical shows and other attractions along with tokens, tickets, and prizes for kids and a wholesome family dining experience. We target families with children aged two through 12 and are known as a destination where “a kid can be a kid.” All of our properties operate under the Chuck E. Cheese’s brand, which is considered one of the most iconic and popular children’s brands. Our commitment to establishing an affordable, fun and safe environment for families is evidenced by our long history and track record of stable revenues, our strong operating margins and our attractive free cash flow profile. We are headquartered in Irving, Texas and have approximately 17,500 employees. For the twelve months ended June 29, 2014, we generated total revenues of $816.9 million and Adjusted EBITDA of $187.4 million. See “Summary Historical Consolidated Financial Data” for additional information about Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

As of June 29, 2014, our portfolio includes 578 stores, of which 524 were Company-operated and the remaining 54 were franchised. Approximately 543 (or 94%) of our stores are located across 47 states in the U.S., and the remaining 35 (or 6%) are located in ten foreign countries. For twelve months ended June 29, 2014, 55% of our total revenues were derived from entertainment and merchandise, 44% were derived from food and beverage and the remaining 1% were derived from franchise fees and royalties. The charts below show our revenue by source and our geographic and owned-store mix.

Chuck E. Cheese’s Revenue Mix	Geographic Store Mix	Franchised Store Mix

We benefit from an attractive store portfolio that enables us to consistently deliver a high-quality family entertainment experience for our guests. On average, our stores are approximately 12,600 square feet and include approximately 70 games, rides and attractions. Our stores are typically located in densely populated locations, within a 20-minute drive of our guests, and are predominantly situated in shopping centers or free-standing buildings near shopping centers. We recently completed a comprehensive facilities renovation cycle through which we have remodeled or expanded over 90% of our stores since 2005. This process has enabled us to continue to offer a contemporary, safe and clean environment to our guests and has provided us with the square footage necessary to add our newest and most popular games, rides and attractions to our stores. Our comparable stores generate, on average, approximately $1.6 million of revenue per year and store-level EBITDA margins (defined as Company store sales less Company store expenses, excluding depreciation, amortization and allocated advertising, divided by Company store sales) of approximately 35%. Additionally, approximately 99% of our comparable store base has positive store-level EBITDA, further demonstrating the strength of our concept.

Our stores offer customers a broad variety of high-quality entertainment and family dining alternatives. Each of our stores has a showroom and playroom area, which includes an extensive array of amusement and entertainment options. These options range from classic skill games, such as air hockey, skee ball and basketball, to rides, such as mini trains, motorcycles and various driving games. At Chuck E. Cheese’s, kids are able to physically interact with games in order to win tickets that can later be redeemed for prizes, which is an experience that cannot be replicated inside the home or by technology. In an effort to further engage our guests, we also offer musical and comical entertainment that features our iconic Chuck E. Cheese character who “captures the imagination” of kids with live performances and frequent appearances on our showroom and playroom floor. Our wholesome family dining offerings are centered on made-to-order pizzas that are always fresh and never frozen. We also offer a fully stocked salad bar, as well as a variety of sandwiches, wings, appetizers, beverages, desserts and certain gluten-free options. We believe that this unique and highly differentiated combination of high-quality entertainment, food and beverages, as well as attentive and friendly service, provides us with a competitive advantage relative to other family leisure alternatives.

Overview of Family Leisure Alternatives

Our Competitive Strengths

We attribute our success in large part to the following competitive strengths:

Leading Iconic Brand with High Customer Loyalty. We benefit from significant brand strength. Over our 37-year history, we have continued to refine and improve our approach to providing guests with a highly differentiated family leisure experience. We have invested significant resources into building our brand and expanding and optimizing our customer experience. Despite significant advances in technology and consumer taste, our long-standing and iconic brand has continued to resonate amongst our target audience of families with young children. Today, Chuck E. Cheese’s is considered the #1 brand for family fun and entertainment according to a study conducted by a third-party consulting firm. The study indicated that our brand has 99% awareness amongst moms and children, demonstrating its near universal recognition. Additionally, nearly 60% of moms have children who ask to go to Chuck E. Cheese’s at least once every other month, with the average user visiting around four times per year, further demonstrating the strength and loyalty of our brand.

Unique and Differentiated Experience. We provide a highly differentiated leisure and entertainment experience for families within convenient driving distance of their homes. Our business model is unique in that it combines a wholesome family dining offering with distinctive family-oriented games, rides, activities, shows and other entertainment alternatives, all under one roof. In addition to our broad variety of family entertainment and dining offerings, we are differentiated by our well established and highly regarded brand, our proprietary and branded attractions, amenities and characters and our long track record of providing a safe, engaging and family-friendly environment for our guests. We believe that we are the only business of scale to provide such a multi-faceted, convenient and differentiated family leisure experience.

Highly Compelling, Value-Oriented Family Experience. Our unique product offering and differentiated experience offers an attractive value proposition to families. Many of our high quality entertainment offerings, including all of our live and interactive shows and some of our activities, can be experienced by our guests free of charge. We also generate significant revenue from packaged deals through which our guests receive a combination of food, drinks and tokens at discounted prices. Our breadth of product offerings and our dedication to providing families with a safe and engaging environment at a compelling value provide us with a significant competitive advantage. For a family of four, a visit to Chuck E. Cheese’s costs approximately $30 for food, drinks and entertainment, which is a fraction of the cost of comparable food, drink and entertainment for a family of four at other family leisure alternatives, including movie theaters, bowling alleys and regional amusement parks.

Diversified Business Model. We believe that the distinctive nature of our product offerings and the diverse locations of our stores provide us with significant benefits. Unlike a traditional dining company, we generate significant revenue from our entertainment and merchandise. For the twelve months ended June 29, 2014, we generated approximately 55% of our revenue from entertainment and merchandise and approximately 44% from food and beverage and the remaining 1% from franchised stores. In addition, our portfolio of 578 stores is spread across 47 states and 11 total countries, with relatively consistent revenue contribution across regions. This significant geographic diversity fosters a more resilient business model as it limits the potential impact of weather or economic conditions in any particular region. Additionally, our broad geographic exposure provides us with a high degree of visibility and allows us to leverage a national advertising platform that fosters brand strength, loyalty and awareness.

Resilient Business Model. We believe that we benefit from strong and consistent demand for our entertainment offerings from families who desire high quality, safe, clean, convenient and affordable ways to spend time with their children outside of the home. Additionally, unlike many other family leisure alternatives, such as regional amusement parks, our stores are open year round and operate indoors which limits exposure to weather and seasonality. Our differentiated and diversified business model has enabled us to demonstrate strong and resilient financial performance regardless of the macro economic backdrop. For example, during 2009, when GDP declined by 2.8% and unemployment peaked at a year-end high of 9.9%, our comparable store sales declined by only 2.8%, which compares favorably to comparable store sales for casual dining, amusement park and cruise businesses, which declined by an average of 5.6%, 7.5% and 7.7%, respectively.

Strong Operating Margins with Attractive Free Cash Flow. Our unique business model, which combines high-quality entertainment with wholesome family dining, provides for an attractive free cash flow profile. We have been able to consistently generate high operating margins while offering a compelling value proposition to our guests and maintaining strict discipline with respect to our highly scalable operating expense base. We also benefit from modest maintenance capital expenditure requirements. For the twelve months ended June 29, 2014, our Adjusted EBITDA margin was 23% and our Free Cash Flow conversion was approximately 86%.

Proven and Experienced Management Team. Our executive management team has significant experience in the leisure, hospitality, entertainment and family dining industries and has significant expertise operating complex, themed family entertainment businesses. Our executive management team has a long history and successful track record of driving comparable store sales growth, maintaining attractive Adjusted EBITDA margins and growing our footprint, both domestically and internationally. We also benefit from a strong team of highly skilled, loyal and committed managers and employees at each of our stores. We believe that our executive management team, as well as our other employees, are well positioned to continue to drive strong financial performance while providing our guests with a superior and highly memorable experience.

Our Strategies

Our strategy focuses on increasing comparable store sales, improving profitability and margins and expanding our stores domestically and internationally. We have developed and implemented a long-term strategy which includes the following elements:

Increase Comparable Store Sales. We have multiple drivers to increase our comparable store sales. We believe that entertainment is a key driver of our sales, and have remained focused on refreshing and optimizing our offerings in order to continue to provide our guests with a highly engaging and entertaining environment. During 2013, we developed a strategy to provide our stores with new games and rides on a more regular basis and at a lower cost per store, which we believe will benefit our comparable store sales. We have also begun to test the introduction of new major attractions in our stores. Some of these attractions, which include bumper cars, a laser maze and a fun house, have demonstrated early success and are expected to be introduced to a number of our stores in the near-term. In addition to our refined games and attractions strategy, we also expect to drive comparable store sales performance through improved marketing efficiency and effectiveness. As a part of our enhanced strategy, we are reallocating our advertising spend towards national television and are refocusing our marketing message towards kids, who are the biggest catalysts for our demand. We expect to experience success going forward as we realize the impact of the full implementation of these strategies. Finally, we believe that the compelling value proposition we provide is not only a strength but also a significant area of opportunity. We believe that we can modify pricing and packaging in select markets across the U.S. while still continuing to provide our guests with a strong value proposition.

Improve Profitability and Margins. We continuously focus on driving financial performance through expense rationalization across all our stores and corporate functions. We believe that continued focus on operating margins and the deployment of best practices across our brand and corporate functions will yield continued margin improvement. Our general managers at our properties and our corporate staff are all incentivized on both revenue and profitability, which fosters a strict focus on both expense control and providing a high-quality experience for our guests. Additionally, we are implementing a number of cost savings initiatives across our business. We expect these initiatives to generate cost savings in a number of key areas, including labor, utilities, cost of sales and other operating expenses, as well as general and administrative expenses. Our business model benefits from substantial operating leverage and will enable us to continue to drive margin improvement as we realize our strategic plan to grow our comparable store sales and our domestic and international store base.

Expand Our Stores Domestically and Internationally. We maintain a proven and highly successful business model and have developed a long history and successful track record of opening new Chuck E. Cheese’s stores at attractive rates of return. We strategically locate our stores within convenient driving distance to large metropolitan areas with favorable demographic conditions, including but not limited to large numbers of families with children aged two through 12. We believe that there are a significant number of locations, both domestically and internationally, with these characteristics in which a Chuck E. Cheese’s can be successful. For domestic new store openings, we undergo a rigorous due diligence and site selection process prior to opening a new store. This disciplined process has enabled us to achieve highly attractive returns, generating unlevered returns on our investment in new company-operated stores in excess of 25% on average (excluding allocated advertising). Internationally, we have focused on our franchise model, through which we have developed partnerships with strong and reputable counterparties in order to grow our concept globally. Over the last few years, we have experienced growth in our international franchise store count and expect this to be a key area of growth going forward. Our franchise model is highly attractive in that it enables us to earn predictable and high-margin cash flow without any upfront capital requirements. We also benefit from a highly scalable existing platform that enables us to manage additional domestic and international stores without any material incremental costs.

Our Industry

We operate in a unique niche and benefit from the attractive attributes of both the entertainment industry and the family dining sector.

Entertainment Industry Overview

The entertainment industry is comprised of a large number of venues ranging from a small group of high-attendance, heavily themed destination theme parks to a large group of lower attendance local theme parks and family entertainment centers. According to IBISWorld report, sales for amusement parks, movie theatres and arcades and food and entertainment complexes in the U.S. grew by 2.4% to almost $30 billion in 2012, significantly outperforming industry sales growth of 0.5% in 2011. IBISWorld’s one-year forecast for total U.S. revenue growth for the aforementioned industries is projected to increase 3.8% in aggregate for 2013 due to an overall improvement in economic conditions that should drive disposable income and willingness to spend time pursuing entertainment-related activities.

Restaurant Industry Overview

The restaurant business and, in particular, the family dining industry is intensely competitive. Key elements of competition in this industry include: the price, quality and value of food products offered; service; advertising effectiveness; brand name awareness; restaurant convenience; and attractiveness of facilities. According to Technomic, sales for the U.S. restaurant industry grew 3.2% to approximately $449 billion in 2013, compared to industry sales growth of 5.2% in 2012. Total industry units had a second consecutive year of growth since the recession, growing at a rate of 0.7% in 2013. Technomic’s one-year forecast for total U.S. restaurant growth shows that overall forecasted restaurant sales are projected to increase 2.1% in the aggregate for 2014 due to slight price increases and a continued consumer preference for value based dining options as the economy improves.

Overview of Operations

Entertainment and Merchandise

Each Chuck E. Cheese’s store includes a showroom area featuring musical and comic entertainment presented by computer-controlled robotic characters, a live show and gameroom area offering arcade-style and skill-oriented games, video games, rides, attractions and other forms of entertainment. Tokens are used to activate the games and rides in the gameroom area. All of our games and rides are activated with one token. A number of skill-oriented games dispense tickets that can be redeemed by guests for prize merchandise such as toys and plush items. Our guests can also purchase this merchandise directly for cash. We place a limited amount of table and chair seating in the gameroom areas of our Company-owned stores so that parents can more closely observe and interact with their children as they play the games and ride the rides.

Entertainment and merchandise sales represented 56.2% and 54.5% of our Company store sales during the six months ended June 29, 2014 and June 30, 2013, respectively, and 54.9%, 53.3% and 52.3% during fiscal years 2013, 2012 and 2011, respectively.

Food and Beverages

Each Chuck E. Cheese’s store offers a variety of pizzas, sandwiches, wings, appetizers, a salad bar and desserts, as well as certain gluten-free options. Soft drinks, coffee and tea are also served, along with beer and wine where permitted by local laws. We continuously focus on delivering a quality-driven product and believe the quality of our food compares favorably with that of our competitors. During the fourth quarter of 2013, we began transitioning to a new distributor for the food, non-alcoholic beverages and other supplies used in Company-owned stores. We expect the transition to be completed during the second quarter of 2014 and do not expect the change in distributor to disrupt the distribution of products or to materially impact our distribution costs. We believe that using a single distribution system creates certain cost and operational efficiencies for us.

Food and beverage sales represented 43.8% and 45.5% of our Company store sales during the six months ended June 29, 2014 and June 30, 2013, respectively, and 45.1%, 46.7% and 47.7% during fiscal years 2013, 2012 and 2011, respectively.

Franchising

As of June 29, 2014, a total of 54 Chuck E. Cheese’s stores were operated by our franchisees. Of these stores, 33 are located domestically in the United States and 21 are located in foreign countries and territories.

Our standard franchise agreement grants the franchisee the right to construct and operate a store and use our associated trade names, trademarks and service marks in accordance with our standards and guidelines. Most of our existing franchise agreements have an initial term of 15 to 20 years and include a ten-year renewal option. The standard agreement provides us with a right of first refusal should a franchisee decide to sell a store. We also enter into area development agreements, which grant franchisees exclusive rights to open a specified number of stores in a designated geographic area within a specified period of time. In addition to initial franchise and area development fees, the franchisee is charged a continuing monthly royalty fee equal to a certain percentage of their gross monthly sales.

In 1985, we and our franchisees formed the International Association of CEC Entertainment, Inc. (the “Association”) to discuss and consider matters of common interest relating to the operation of Company-owned and franchised Chuck E. Cheese’s. Routine business matters of the Association are conducted by a board of directors of the Association, composed of five members appointed by us and five members elected by the franchisees. The Association serves as an advisory council, which among other responsibilities, oversees expenditures from the funds established and managed by the Association. These funds include (a) the Advertising Fund, a fund that pays the costs of development, purchasing and placement of advertising programs, including websites; (b) the Entertainment Fund, a fund established to develop and improve audio-visual and animated entertainment attractions, as well as the development and implementation of new entertainment concepts; and (c) the Media Fund, a fund primarily designated for the purchase of national network television advertising.

The franchise agreements governing existing franchised Chuck E. Cheese’s in the United States currently require each franchisee to pay to the Association a monthly contribution equal to a certain percentage of their gross monthly sales. Additionally, under these franchise agreements, we are required, with respect to Company-owned stores, to contribute to the Advertising Fund and the Entertainment Fund at the same rates, or at higher rates in certain instances, as our franchisees. We and our franchisees are also required to spend minimum amounts on local advertising and could be required to make additional contributions to fund any deficits that may be incurred by the Association. Certain franchise agreements governing existing franchised Chuck E. Cheese’s outside of the United States currently require each franchisee to pay a certain percentage of their gross monthly sales to the Association to fund various advertising and media costs.

Royalties, franchise and area development fees and other miscellaneous franchise income represented 0.6% and 0.6% of our total consolidated revenues during the six months ended June 29, 2014 and June 30, 2013, respectively, and 0.6%, 0.6% and 0.5% during fiscal years 2013, 2012 and 2011, respectively.

Foreign Operations

As of June 29, 2014, we operated a total of 14 Company-owned stores in Canada. Our Canada stores generated total revenues of $9.5 million and $11.2 million during the six months ended June 29, 2014 and June 30, 2013, respectively, representing 2.1% and 2.5% of our total consolidated revenues, respectively, and $20.9 million, $21.7 million and $22.2 million during fiscal years 2013, 2012 and 2011, representing 2.5%, 2.7% and 2.7% of our total consolidated revenues, respectively.

These foreign activities, along with our international franchisees, are subject to various risks of conducting business in a foreign country, including changes in foreign currency, laws and regulations and economic and political stability. See “Risk Factors” for more information regarding the risks associated with operations located in foreign markets.

Third-Party Suppliers

As discussed above, we are currently transitioning to a new distributor, which uses a network of ten distribution centers to distribute most of the products and supplies used in our domestic stores. We believe that alternative third-party distributors are available for our products and supplies, but we may incur additional costs if we are required to replace our distributor or obtain the necessary products and supplies from other suppliers.

We have not entered into any hedging arrangements to reduce our exposure to commodity price volatility associated with commodity prices; however, we typically enter into short-term purchasing arrangements, which may contain pricing designed to minimize the impact of commodity price fluctuations.

We procure games, rides and other entertainment-related equipment from a limited number of suppliers, some of which are located in China. The number of suppliers from which we purchase games, rides and other entertainment-related equipment has declined due to industry consolidation over the past several years, coupled with a lower overall global demand. See “Risk Factors” for more information regarding the risks associated with our third-party suppliers.

Competition

The family dining and entertainment industries are highly competitive, with a number of major national and regional chains operating in each of these spaces. In this regard, we compete for customers on the basis of (a) our name recognition; (b) the price, quality, variety and perceived value of our food and entertainment offerings; (c) the quality of our customer service; and (d) the convenience and attractiveness of our facilities. Although there are other concepts that presently utilize the combined family dining and entertainment format, these competitors primarily operate on a regional or market-by-market basis. To a lesser extent, we also compete directly and/or indirectly with other dining and entertainment formats, including full-service and quick-service restaurants appealing to families with young children, the quick service pizza segment, movie theaters, themed amusement attractions, and other entertainment facilities for children.

We believe that our principal competitive strengths consist of our established recognized brand, the quality and value of the food and service we provide, the quality and variety of our entertainment offerings, the location and attractiveness of our stores and the cleanliness, safety and whole family fun we offer our guests. We also believe that our competitive strengths include our operating model and tenured management team’s knowledge of the family dining and entertainment industries relative to our target market of families with young children.

Intellectual Property

We own various trademarks, including Chuck E. Cheese’s®, Where A Kid Can Be A Kid® and the Chuck E. Cheese character image used in connection with our business, which have been registered with the appropriate patent and trademark offices. The duration of such trademarks is unlimited, subject to continued use and renewal. To further protect our brand, we have registered Internet domain names, including www.chuckecheese.com. We believe that we hold the necessary rights for protection of the trademarks considered essential to conduct our business. We believe our trade name and our ownership of trademarks in the names and character likenesses featured in the operation of our stores provide us with an important competitive advantage, and we actively seek to protect our interests in such property.

Seasonality

Our operating results fluctuate seasonally. We typically generate our highest sales volumes during the first quarter of each fiscal year due to the timing of school vacations, holidays and changing weather conditions. School operating schedules, holidays and weather conditions may also affect our sales volumes in some operating regions differently than others. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for our full fiscal year.

Government Regulation

We and our franchisees are subject to various federal, state and local laws and regulations affecting the development and operation of Chuck E. Cheese’s stores. For a discussion of government regulation risks to our business, see “Risk Factors.”

Employees

As of June 29, 2014, we employed approximately 17,500 employees, including approximately 17,200 in the operation of our Company-owned stores and approximately 300 in our corporate office. None of our employees were members of any union or collective bargaining group. We believe that our employee relations are satisfactory, and we have not experienced any work stoppages at any of our stores.

Each Chuck E. Cheese’s store typically employs a general manager, one or two managers, an electronic specialist who is responsible for repair and maintenance of the robotic characters, games and rides and approximately 20 to 40 food preparation and service employees, many of whom work part-time. Our staffing requirements are seasonal, and the number of people we employ at our stores will fluctuate throughout the year.

Legal Proceedings

From time to time, we are involved in various inquiries, investigations, claims, lawsuits and other legal proceedings that are incidental to the conduct of our business. These matters typically involve claims from customers, employees or other third parties involved in operational issues common to the retail, restaurant and entertainment industries. Such matters typically represent actions with respect to contracts, intellectual property, taxation, employment, employee benefits, personal injuries and other matters. A number of such claims may exist at any given time, and there are currently a number of claims and legal proceedings pending against us.

In the opinion of our management, after consultation with legal counsel, the amount of liability with respect to claims or proceedings currently pending against us is not expected to have a material effect on our consolidated financial condition, results of operations or cash flows.

Employment-Related Litigation

On January 27, 2014, a purported class action lawsuit against us, entitled Franchesca Ford v. CEC Entertainment, Inc. d/b/a Chuck E. Cheese’s (the “Ford Litigation”), was filed in San Francisco County Superior Court, California, Cause Number CGC 14-536992. We received service of process on February 26, 2014. The Ford Litigation was filed by Franchesca Ford, a former store employee, claiming to represent other similarly situated hourly non-exempt employees and former employees of the Company in California from January 27, 2010 to the present. The lawsuit alleges violations of the state wage and hour laws involving unpaid vacation wages, meal and rest periods, wages due upon termination and waiting time penalties. The plaintiff seeks an unspecified amount in damages. On March 27, 2014, we removed the Ford Litigation to the U.S. District Court Northern District of California San Francisco Division, Cause Number 3:14-cv-01420-MEJ. On April 25, 2014, the plaintiff petitioned the court to remand the Ford Litigation to California state court and on July 10, 2014, the motion to remand was denied. The case thus will proceed in federal court. The parties have exchanged initial disclosures but no other formal discovery. The Company’s investigation is on-going. We believe that the Company has meritorious defenses to this lawsuit and intends to vigorously defend against it, including the Ford Litigation plaintiff’s efforts to certify a California class action.

On March 24, 2014, a purported class action lawsuit against us, entitled Franchesca Ford and Isabel Rodriguez v. CEC Entertainment, Inc. d/b/a Chuck E. Cheese’s (the “FCRA Litigation”), was filed in U.S. District Court Southern District, California, Case Number 3:14-cv-00677-JLS-JLB. We received service of process on March 31, 2014. The FCRA Litigation was filed by Franchesca Ford and Isabel Rodriguez claiming to represent other similarly situated applicants who were subject to pre-employment background checks with us across the United States and in California from March 24, 2012 to the present. The lawsuit alleges violations of the Fair Credit Reporting Act and the California Consumer Credit Reporting and Investigative Reporting Agencies Act. On May 21, 2014, we filed an answer to the complaint. The Court conducted an Early Neutral Evaluation Conference in the case on June 30, 2014, and a Continued Early Neutral Evaluation Conference on August 13, 2014, and September 23, 2014. The parties reached a settlement in principle at the September 23 session of the Continued Early Neutral Evaluation Conference to settle the action on a classwide basis. The settlement would result in the dismissal of all claims asserted in the action, along with certain related claims, and releases in exchange for a maximum settlement payment of $1,750,500, a substantial portion of which would be covered by the Company’s insurance carrier.

Litigation Related to the Merger

Following the January 16, 2014 announcement that we had entered into the Merger Agreement, four putative shareholder class actions were filed on behalf of purported stockholders of the Company against us, our directors, Apollo, Holdings and Merger Sub in connection with the Merger Agreement and the transactions contemplated thereby in the District Court of Shawnee County, Kansas. The first purported class action, which is captioned Hilary Coyne v. Richard M. Frank et al., Case No. 14C57, was filed on January 21, 2014 (the “Coyne Action”). The second purported class action, which is captioned John Solak v. CEC Entertainment, Inc. et al., Civil Action No. 14C55, was filed on January 22, 2014 (the “Solak Action”). The third purported class action, which is captioned Irene Dixon v. CEC Entertainment, Inc. et al., Case No. 14C81, was filed on January 24, 2014 and additionally names as defendants Apollo Management VIII, L.P. and the AP VIII Queso Holdings, L.P. (the “Dixon Action”). The fourth purported class action, which is captioned Louisiana Municipal Public Employees’ Retirement System v. Frank, et al., Case No. 14C97, was filed on January 31, 2014 and additionally names as defendants Apollo Management VIII, L.P. and AP VIII Queso Holdings, L.P. (the “LMPERS Action”) (together with the Coyne, Solak, and Dixon Actions, the “Shareholder Actions”).

Each of the Shareholder Actions alleges that our directors breached their fiduciary duties to our stockholders in connection with their consideration and approval of the Merger Agreement by, among other things, agreeing to an inadequate tender price, the adoption on January 15, 2014 of the Rights Agreement, and certain provisions in the Merger Agreement that allegedly make it less likely that the Board would be able to consider alternative acquisition proposals. The Coyne, Dixon and LMPERS Actions further allege that the Board was advised by a conflicted financial advisor. The Solak, Dixon and LMPERS Actions further allege that the Board was subject to material conflicts of interest in approving the Merger Agreement and that the Board breached its fiduciary duties in allowing allegedly conflicted members of management to negotiate the transaction. The Dixon and LMPERS Actions further allege that the Board breached their fiduciary duties in approving the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, as it may be amended or supplemented, the “Statement”) filed with the SEC on January 22, 2014, which allegedly contained material misrepresentations and omissions.

Each of the Shareholder Actions allege that Apollo aided and abetted the Board’s breaches of fiduciary duties. The Solak and Dixon Actions allege that we also aided and abetted such breaches, and the Solak and LMPERS Actions further allege that Holdings and Merger Sub aided and abetted such actions. The LMPERS Action further alleges that Apollo Management VIII, L.P. and AP VIII Queso Holdings, L.P. aided and abetted such actions.

The Shareholder Actions seek, among other things, rescission of these transactions, damages, attorneys’ and experts’ fees and costs and other relief that the court may deem just and proper.

On January 24, 2014, the plaintiff in the Coyne Action filed an amended complaint (the “Coyne Amended Complaint”); furthermore, on January 30, 2014, the plaintiff in the Solak Action filed an amended complaint (the “Solak Amended Complaint”) (together, the “Amended Complaints”). The Amended Complaints incorporate all of the allegations in the original complaints and add allegations that the Board approved the Statement which omitted certain material information in violation of their fiduciary duties. The Amended Complaints further request an order directing the Board to disclose such allegedly omitted material information. Additionally, the Solak Amended Complaint adds allegations that the Board breached its fiduciary duties in allowing an allegedly conflicted financial advisor and management to lead the sales process.

On January 28, 2014, the plaintiffs in the Coyne and Dixon Actions jointly filed a motion in each action for a temporary restraining order, expedited discovery, and the scheduling of a hearing for the plaintiffs’ anticipated motion for temporary injunction seeking expedited discovery and a hearing date in anticipation of a motion for a temporary injunction. CEC Entertainment, Inc. and the individual defendants filed responses to those motions on January 31, 2014.

On February 6, 2014, the plaintiff in the LMPERS Action filed a motion to join the January 28 motion, and the plaintiff in the Solak Action filed a motion for expedited proceedings in anticipation of a motion for a temporary injunction.

On February 7, 2014 and February 11, 2014, the plaintiffs in the four actions pending in Kansas withdrew their respective motions and determined to pursue a consolidated action for damages after the Tender Offer closed.

On March 7, 2014, the Coyne, Solak, Dixon and LMPERS Actions were consolidated under the caption In re CEC Entertainment, Inc. Stockholder Litigation, Case No. 14C57. Thereafter, the parties engaged in limited discovery. By stipulation of the parties, the Company has no obligation to answer, move, or otherwise respond to the complaints filed in the Coyne, Solak, Dixon or LMPERS Actions until after the plaintiffs serve a consolidated amended complaint, or designate an operative complaint or amended complaint.

A fifth purported class action, which was captioned McCullough v Frank, et al. Case No. CC-14-00622-B, was filed in the County Court of Dallas County, Texas on February 7, 2014 (the “McCullough Action”). On May 21, 2014, the County Court of Dallas County, Texas dismissed the McCullough Action for want of prosecution.

On June 10, 2014, Magnetar Global Event Driven Fund Ltd., Spectrum Opportunities Master Fund, Ltd., Magnetar Capital Master Fund, Ltd., and Blackwell Partners LLC, as the purported beneficial owners of shares held as of record by the nominal petitioner Cede & Co., (the “Appraisal Petitioners”), filed an action for statutory appraisal under Kansas state law against the Company in the U.S. District Court for the District of Kansas, captioned Magnetar Global Event Driven Master Fund Ltd, et al. v. CEC Entertainment, Inc., 2:14-cv-02279-RDR-KGS. The Appraisal Petitioners seek appraisal of 750,000 shares of common stock. We have answered the complaint and filed a verified list of stockholders, as required under Kansas law. On September 3, 2014, the court entered a scheduling order that contemplates that discovery will commence in the fall of 2014 and will substantially be completed by May 2015. Following discovery, the scheduling order contemplates dispositive motion practice followed, potentially, by a trial on the merits of the Appraisal Petitioners’ claims thereafter.

We believe these lawsuits are without merit and intend to defend them vigorously; however, we are presently unable to predict the ultimate outcome of this litigation.

MANAGEMENT

The following table provides information regarding our executive officers and the members of our Board:

Name	Age	Position(s)
Thomas Leverton	42	Chief Executive Officer and Director
J. Roger Cardinale	54	President
Temple Weiss	42	Executive Vice President, Chief Financial Officer
Randy G. Forsythe	52	Executive Vice President, Director of Operations
Laurie E. Priest	41	Vice President, Controller
Lance A. Milken	38	Director
James P. Chambers	29	Director
Daniel E. Flesh	33	Director
Allen R. Weiss	60	Director

Thomas Leverton has served as a member of our Board and Chief Executive Officer of the Company since July 2014. He served as Chief Executive Officer of Topgolf from May 2013 until July 2014. Before Topgolf, Mr. Leverton served as Chief Executive Officer of Omniflight, an air medical operator. Earlier in his career, he held executive roles at FedEx Office, including Executive Vice President and Chief Development Officer. Mr. Leverton also served as Chief Operating Officer of TXU Energy. He began his career at Johnson & Johnson and Bain & Company. In light of our ownership structure and Mr. Leverton’s extensive executive leadership and management experience, the Board believes it is appropriate for Mr. Leverton to serve as our director.

J. Roger Cardinale has served as President of the Company since June 2014. Previously, he served as Executive Vice President of Development and Purchasing of the Company since December 1999. In 2013, he was named President of the Company’s International Division. Prior to that, he served as Senior Vice President of Purchasing from March 1998 to December 1999 and Senior Vice President of Real Estate from January 1999 to December 1999. From January 1993 to March 1998, he served as Vice President of Purchasing and, from September 1990 to January 1993, he served as Director of Purchasing. Mr. Cardinale also held various other positions with the Company from November 1986 to September 1990.

Temple Weiss has served as Executive Vice President, Chief Financial Officer of the Company since September 2014. He served as Chief Financial Officer of Pegasus Solutions, Inc., a hospitality technology company, from May 2013 to September 2014. From January 2012 to January 2013, he served as Executive Vice President and Chief Financial Officer for ACE Cash Express, Inc., a financial services company. Prior to that, from February 2001 to December 2011, he served in various finance and development roles with hotel operator LQ Management, Inc. and its predecessor La Quinta Corporation, including Executive Vice President and Chief Financial Officer.

Randy G. Forsythe has served as Executive Vice President, Director of Operations of the Company since September 2008. Prior to that time he served as Senior Vice President from February 2000 to September 2008. Mr. Forsythe served as a Regional Vice President from November 1997 to February 2000. From November 1982 to November 1997, Mr. Forsythe held various positions in operations with the Company.

Laurie E. Priest has served as Vice President, Controller of the Company since March 2012. Prior to joining the Company, Ms. Priest served as Manager of Accounting Standards at Kimberly-Clark Corporation, a New York Stock Exchange listed company engaged in the manufacturing and marketing of essential products, from January 2010 to February 2012. From October 2003 to November 2009, Ms. Priest held various financial positions including Director, Financial Reporting with Centex Corporation (a predecessor to PulteGroup, Inc.), a New York Stock Exchange listed company in the residential homebuilding and mortgage lending industry. From September 1996 to October 2003, Ms. Priest worked for public accounting firms, where she held various roles, including most recently Audit Senior Manager with KPMG LLP. Ms. Priest is a Certified Public Accountant.

Lance A. Milken became a member of our Board in February 2014 in connection with the Acquisition. Mr. Milken is a partner of Apollo, having joined in 1998. Mr. Milken serves on the board of directors of Claire’s Stores Inc. and has previously served on the board of directors of CKE Restaurants, Inc. Mr. Milken is also a member of the Milken Institute and Brentwood School Board of Trustees. In light of our ownership structure and Mr. Milken’s extensive financial and business experience, including experience in financing, analyzing and investing in companies in the entertainment sector, the Board believes it is appropriate for Mr. Milken to serve as our director.

James P. Chambers became a member of our Board in February 2014 in connection with the Acquisition. Mr. Chambers is a principal at Apollo, having joined in 2009. Prior to that time, Mr. Chambers was a member of the Consumer and Retail Group in the Investment Banking Division of Goldman, Sachs & Co. Mr. Chambers serves on the board of directors of Great Wolf Resorts, Inc., Veritable Maritime Holdings, LLC and Principal Maritime Holdings, LLC. In light of our ownership structure and Mr. Chambers’ extensive financial and business experience, including his experience managing companies in the entertainment sector, the Board believes it is appropriate for Mr. Chambers to serve as our director.

Daniel E. Flesh became a member of our Board in February 2014 in connection with the Acquisition. Mr. Flesh is a principal at Apollo, having joined in 2006. Prior to that time, Mr. Flesh was a member of the Investment Banking Division of Bear, Stearns & Co. Inc. Mr. Flesh serves on the board of directors of Hostess Brands and Jacuzzi Brands. In light of our ownership structure and Mr. Flesh’s extensive financial and business experience, including his background as an investment banker, the Board believes it is appropriate for Mr. Flesh to serve as our director.

Allen R. Weiss became a member of our Board in June 2014. Mr. Weiss served as President of Worldwide Operations for the Walt Disney Parks and Resorts business of The Walt Disney Company, a global entertainment company listed on the NYSE, from 2005 until his retirement in 2011. Prior to that, Mr. Weiss served in a number of roles for The Walt Disney Company beginning in 1972, including most recently as President of Walt Disney World Resort, Executive Vice President of Walt Disney World Resort and Vice President of Resort Operations Support. Mr. Weiss serves as a director of Dick’s Sporting Goods, Inc. and Apollo Group, Inc. (a private education provider unaffiliated with Apollo). Mr. Weiss also serves on the board or council of a number of community and civic organizations. In light of our ownership structure and Mr. Weiss’s knowledge and understanding of the entertainment sector, including insight gained through his executive leadership and management experience at The Walt Disney Company, the Board believes it is appropriate for Mr. Weiss to serve as our director.

COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis, we discuss our compensation objectives, our decisions and the rationale behind those decisions relating to 2013 compensation for our named executive officers. The discussion and analysis also contains statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts. This discussion and analysis also explains the current compensation policies of the Company, which may change in the future in certain circumstances that the Board of Directors or the Compensation Committee consider advisable.

Our named executive officers for 2013 included J. Roger Cardinale, our President; and Randy G. Forsythe, our Executive Vice President and Director of Operations. In addition, in accordance with SEC rules, our named executive officers for 2013 also included Richard M. Frank, our former Executive Chairman; Michael H. Magusiak, our former President and Chief Executive Officer; Scott A. McDaniel, our former Executive Vice President and Chief Marketing Officer; and Tiffany B. Kice, our former Executive Vice President, Chief Financial Officer, and Treasurer. Mr. Frank retired from the Company on March 31, 2014, Mr. Magusiak retired from the Company on June 2, 2014, and Ms. Kice resigned from the Company on July 11, 2014. Mr. McDaniel’s employment with the Company terminated on November 4, 2013.

Objectives of Our Compensation Program

The objectives of our 2013 compensation program included the following:

•	attract, retain and motivate executive officers and other employees to successfully implement our strategic plan and enhance stockholder value, through the use of both short and long-term incentives that reward individual and Company performance;

•	structure compensation based on performance measures intended to reward performance, which we believe creates value for stockholders; and

•	promote an ownership mentality and ensure senior management continuity among our officers and employees through the use of equity-based compensation that more closely aligns the interests of the executives with those of our stockholders.

Our ability to hire and retain executives with the requisite skills and experience to implement our strategic plan is essential to our success on behalf of our stockholders. The goals encompassed in our strategic plan include both improving sales and profits from our existing stores and increasing the number of Company-owned and franchise stores. We believe that if we successfully execute this strategic plan, we can enhance stockholder value by increasing our free cash flow over the long-term through increased earnings and careful management of capital expenditures.

We believe that our success in recruitment and retention of executives is dependent upon our ability to offer a work environment in which our executives can find attractive career challenges and opportunities. We also understand that our executives have a choice regarding where they pursue their careers, and that the compensation we offer plays a significant role in their decision to work for the Company.

What Our Compensation Program Is Designed to Reward

Our executive compensation program during 2013 was designed to reward strong financial performance of the Company that results from quality execution of our strategic plan on both a short-term and long-term basis. In addition, we wanted to reinforce those core values that we believed help us achieve our strategic goals, including teamwork, integrity, and the importance we place on each individual.

Elements of Our Compensation Program and Why We Pay Each Element

Our 2013 compensation program was primarily comprised of three elements: base salaries, cash bonuses and long-term equity-based incentive compensation.

Base Salaries. We pay base salary in order to recognize each executive officer’s unique value and historical contributions to the Company’s success. In establishing base salaries, the Compensation Committee considered salary norms in the industry and the general marketplace, base salaries offered by companies that we compete with for executive talent and the executive’s position and level of responsibility.

Cash Bonuses. We included cash bonuses as part of our compensation program because we believe this element of compensation helps to focus executive officers on achieving, and motivates executive officers to achieve, key corporate objectives by rewarding the achievement of these objectives. We also believe it is necessary in order to offer a competitive total remuneration package.

Our cash bonuses during 2013 were an integral component of compensation that linked and reinforced executive decision-making and performance with the objectives of the Company. The Compensation Committee during 2013 had the ability to award cash bonuses through the Incentive Bonus Plan or on a discretionary basis. Our Incentive Bonus Plan provided annual cash bonuses to our named executive officers and other eligible employees based upon comparable store sales and diluted earnings per share results for the applicable fiscal year. Each executive’s bonus under our Incentive Bonus Plan represented an amount equal to a specified percentage of the executive’s gross base salary.

Long-Term Equity-Based Incentive Compensation. Long-term equity-based incentive compensation is an element of our compensation policy because we believe it aligns executive officers’ interests with the interests of the Company’s stockholders, rewards long-term performance, is required in order for us to be competitive from a total remuneration standpoint, encourages executive retention and provides executives the opportunity to share in the long-term performance of the Company.

During 2013 and in previous years, we typically granted restricted stock with a four-year ratable vesting schedule. By typically providing a four-year ratable vesting schedule, the recipients of the restricted stock had an incentive to remain employed over the vesting period. For several years, the Compensation Committee has also included a performance-based component to restricted stock awards to Messrs. Frank and Magusiak. In February 2013, the Compensation Committee approved a performance-based criterion for the restricted stock grants to the named executive officers other than Messrs. Frank and Magusiak. The performance-based components for certain of the restricted stock awards are discussed below under “Long-Term Equity-Based Incentives.” We believe that our restricted stock plan served as a vehicle for providing performance-based incentives where applicable, long-term incentives and also served as a retention tool.

How We Determined the Amount and Material Terms of Each Element of Compensation

The Compensation Committee of our Board of Directors oversaw our compensation programs during 2013. The Compensation Committee’s primary purpose was to assist the Board of Directors in the discharge of its responsibilities relating to determining the compensation of the Company’s executive officers. Consistent with the listing requirements of the New York Stock Exchange that applied to the Company during 2013, the Compensation Committee was composed entirely of independent members of our Board of Directors.

In October 2011, the Compensation Committee engaged Longnecker for the purpose of evaluating the compensation of the Company’s top 10 executives from 2012. The Compensation Committee selected Longnecker as its independent compensation consultant for 2012 primarily as a result of Longnecker’s familiarity with the Company and its executive compensation program as well as the Compensation Committee’s satisfaction with the compensation consulting services Longnecker has provided in the past. The evaluation resulting from this engagement was submitted to the Compensation Committee in January 2012 (the “2012 Longnecker Report”) and was considered by the Compensation Committee along with a number of factors in the process of determining the 2012 compensation for the Company’s executives. The 2012 Longnecker Report reviewed, assessed and compared a variety of compensation surveys, and compared our executive compensation to that of a peer group of 10 public companies from the restaurant industry. The peer group utilized by Longnecker was selected based on companies in the leisure, hospitality and entertainment services industry with revenues and market capitalization similar to that of the Company’s.

The 10 companies included in the peer group for the 2012 Longnecker Report are as follows:

• Bob Evans Farms, Inc.	• Panera Bread Company

• California Pizza Kitchen, Inc.	• Papa John’s International, Inc.

• Cracker Barrel Old Country Store, Inc.	• Red Robin Gourmet Burgers, Inc.

• The Cheesecake Factory Incorporated	• Ruby Tuesday, Inc.

• P.F. Chang’s China Bistro	• Texas Roadhouse, Inc.

From a business perspective at the time of the 2012 Longnecker Report, as compared to the 50th percentile of our selected peer group, the Company generally has a higher enterprise value, higher annual operating cash flow, higher gross profit percentage, lower gross profit, lower revenues and lower amount of assets.

In reviewing total compensation of executives, the 2012 Longnecker Report analyzed total compensation of amounts generally in the range between the 50th and 75th percentile of our selected peer group. The 50th percentile, or midpoint range of our peer group, is intended to provide compensation at a level appropriate for an executive who meets expectations and is fully qualified for the responsibilities of a given position. Compensation approximating the 75th percentile of the range is intended to provide compensation at a level appropriate for a seasoned incumbent who typically exceeds expectations.

As part of its process during 2013, the Compensation Committee again utilized the assistance of Longnecker & Associates, an executive compensation consulting company (“Longnecker”), to assist the Compensation Committee in evaluating executive compensation programs and in evaluating executive officers’ compensation compared to an established peer group of similar public companies selected by the Compensation Committee in consultation with Longnecker. While the Compensation Committee considered many factors in determining compensation, including Company and individual performance, the use by the Compensation Committee of an independent consultant was intended to provide some additional assurance that the Company’s executive compensation programs were reasonable and consistent with the Company’s compensation objectives and market compensation levels. Longnecker reported directly to the Compensation Committee, communicated with the Compensation Committee to discuss compensation trends and best practices, and did not perform any services for management.

Base Salary

During 2013, the Compensation Committee and Messrs. Frank and Magusiak met to review the base salaries of the Company’s executive officers. Mr. Frank participated in some preliminary discussions with the Compensation Committee about the base salary levels of the Company’s other executive officers, including the performance of the other executive officers. Thereafter, Mr. Frank was excused and the Compensation Committee met in an executive session to consider any potential change to Messrs. Frank and Magusiak’s respective base salaries. Neither Mr. Frank nor Mr. Magusiak made a recommendation on their respective base salaries. For 2013, the Compensation Committee set the base salary of Messrs. Frank, Magusiak, Cardinale, Forsythe and McDaniel, and Ms. Kice at $600,000, $800,000, $375,000, $257,500, $325,000 and $315,000, respectively. The Compensation Committee decreased the base salary for Mr. Frank for 2013 effective April 1, 2013, maintained the same base salary for Messrs. Magusiak and McDaniel for 2013 and increased the base salaries for the other named executive officers for 2013 based upon consideration of the factors below.

In setting base salaries in 2013, the Compensation Committee took into account a combination of subjective factors, as well as Company performance and the information in the 2012 Longnecker Report, respectively. Subjective factors the Compensation Committee considered include individual achievements, level of responsibility, experience, leadership abilities, increases or changes in duties and responsibilities, contributions to the Company’s performance and the recommendations of Messrs. Frank and Magusiak with respect to the other named executive officers. The Compensation Committee did not consider wealth accumulation in its evaluation. The Compensation Committee generally established base salaries in conjunction with the cash bonus and long-term incentive elements of the compensation program to create a compensation package that met the Compensation Committee’s goals for an appropriate mix of compensation discussed below, and to the extent consistent with the other factors considered by the Committee, also affords the individual an opportunity which generally approximates the 50th to 75th percentile of the competitive market.

Cash Bonus

During 2013, the Compensation Committee had the ability to award cash bonuses through the Incentive Bonus Plan and on a discretionary basis.

Incentive Bonus Plan

During 2013, the Company maintained the Incentive Bonus Plan whereby executive officers (excluding Messrs. Frank and Forsythe who did not participate in the Incentive Bonus Plan) had the potential to receive a cash bonus if the Compensation Committee’s pre-established comparable store sales goal and diluted earnings per share goal for a fiscal year were met. The Compensation Committee believed that comparable store sales and diluted earnings per share targets were the appropriate measures of Company performance for purposes of determining the annual incentive compensation under the Incentive Bonus Plan.

The Compensation Committee determined by no later than March 15th of each fiscal year the applicable percentage of an executive’s gross base earnings that may be earned under the Incentive Bonus Plan for such year (the “Bonus Potential”). Executives would receive a bonus under the Incentive Bonus Plan if our comparable store sales and diluted earnings per share for the applicable fiscal year reach the target levels established by the Compensation Committee. In no event would a cash bonus be paid under the 2013 Incentive Bonus Plan unless certain minimum comparable store sales for the fiscal year as predetermined by the Compensation Committee were attained.

For 2013, the actual bonus payout for an executive was equal to the gross base earnings of such executive multiplied by his or her Bonus Potential, multiplied by the sales multiplier for the fiscal year, multiplied by the diluted earnings per share multiplier for the fiscal year. If the comparable store sales target for a fiscal year was obtained, the sales multiplier for that fiscal year would be 0.866. If the diluted earnings per share target for a fiscal year was obtained, the earnings per share multiplier described below for that fiscal year would be 0.866. The sales multiplier and the diluted earnings per share multiplier for a fiscal year will be lower or higher if the comparable store sales and the diluted earnings per share are lower or higher, respectively, than the targeted results. The amount of bonus may be adjusted, as determined by the Compensation Committee, for certain specific material unusual transactions that may occur outside of the normal, regular course of business, if such transactions are equal to or greater than 0.5% or 5.0% of total revenues or pre-tax earnings, respectively, in 2013. No such adjustments were made in 2013. Based on this formula, the comparable store sales and diluted earnings per share criteria for our named executive officers (excluding Messrs. Frank and Forsythe) is the same for any given fiscal year but the targets may be adjusted from year to year.

For 2013, the Compensation Committee set the target increase for comparable store sales at 2.5% and the target for diluted earnings per share at $2.89. To the extent the Company repurchased Company shares in fiscal 2013, actual diluted earnings per share figures in fiscal 2013 for purposes of the Incentive Bonus Plan were adjusted to exclude the effects of such share repurchases. The Compensation Committee believed that comparable store sales and diluted earnings per share targets were the appropriate measures of Company performance and established the diluted earnings per share and comparable stores targets for 2013 after taking into consideration the Company’s recent performance, the continuing difficult economic environment and continuing pressures on consumer discretionary spending. The Compensation Committee established what it considered to be ambitious, yet achievable goals, and determined that the diluted earnings per share target and the comparable store sales target established the appropriate short-term incentive for the named executive officers. The Compensation Committee set the target bonus amount for each named executive officer based upon a percentage of gross base earnings.

For purposes of the 2013 Incentive Bonus Plan, gross base earnings equaled the amount of taxable earnings paid to the executive as salary during fiscal year 2013. This is distinguished from the Base Salary set forth in the “Summary Compensation Table” which is the annual base salary established by the Compensation Committee. For each executive except for Messrs. Frank and Forsythe, the Compensation Committee set a percentage of gross base earnings that such executive would receive if the target comparable store sales and the target diluted earnings per share were met in 2013. The Compensation Committee excluded Mr. Frank from incentive bonus plan eligibility for 2013. Mr. Forsythe was excluded from participation in the 2013 Incentive Bonus Plan as he participated in a separate operational bonus plan. Mr. Magusiak had a target percentage of gross base earnings of 93.75% under the 2013 Incentive Bonus Plan and the other executive officers (excluding Messrs. Frank and Forsythe) each had a target percentage of gross base earnings of 75% under the 2013 Incentive Bonus Plan, which would be earned if the comparable store sales and diluted earnings per share targets were met but not exceeded. The Compensation Committee reduced the target bonus amounts from those in 2012 for the persons who were named executive officers in both years, determining that the target amounts provided the appropriate mix of short-term incentive with the amounts of base salary described above and long-term incentives described below. The Compensation Committee applied the higher target bonus percentage for the Chief Executive Officer compared to the other named executive officers based upon the importance of his role in Company performance. The actual percentage of gross base earnings payable to each executive for 2013 may be higher or lower than the set percentage depending on whether the actual comparable store sales and diluted earnings per share are higher or lower than the 2013 targets. In 2013, the maximum bonus potential for Messrs. Cardinale and McDaniel and Ms. Kice was 200% of gross base earnings and for Mr. Magusiak was 250% of gross base earnings. In 2013, the minimum bonus potential for Messrs. Cardinale and McDaniel and Ms. Kice was 20% of gross base earnings and for Mr. Magusiak was 25% of gross base earnings. No bonus would have been earned in 2013 if comparable store sales declined by more than 1.0%. The Compensation Committee raised this minimum requirement from a 3.0% comparable store sales decline in 2012 to set a more difficult minimum performance requirement.

For 2013, comparable store sales increased 0.4% and diluted earnings per share was $2.78, or $2.71 when adjusted to exclude the effects of 2013 share repurchases. Under the 2013 Incentive Bonus Plan, the corresponding multiplier for an increase in comparable store sales of 0.4% was 0.59 and the corresponding multiplier for diluted earnings per share of $2.72 was 0.667. Therefore, the actual bonus payout to our named executive officers (excluding Messrs. Frank, Magusiak and Forsythe) was 0.394 (0.59 multiplied by 0.667) multiplied by a Bonus Potential of 100%, or a 39.4% payout of gross base earnings. The actual bonus payout to Mr. Magusiak were 0.492 (0.59 multiplied by 0.667) multiplied by a Bonus Potential of 125%, or a 49.2% bonus payout of his gross base earnings. Thus, our named executive officers received the following bonuses for 2013 under the Incentive Bonus Plan:

Name and Position	Incentive Bonus Payment
Michael H. Magusiak (President and Chief Executive Officer)	$394,000
Tiffany B. Kice (Chief Financial Officer)	$124,110
J. Roger Cardinale (Executive Vice President)	$147,750

Mr. McDaniel forfeited his 2013 incentive bonus when he left the Company in November 2013.

The determination of bonus eligibility and targets pursuant to the Incentive Bonus Plan at the beginning of the year to any individual or to the officers as a group is entirely at the discretion of the Compensation Committee.

Period Performance and Quarterly Sales Bonus Plan

The cash bonus for Mr. Forsythe, our Executive Vice President, Director of Operations, was based on a separate plan that was comprised of two components: the period performance bonus and the quarterly sales bonus.

In 2013, Mr. Forsythe’s period performance bonus was calculated by multiplying his base salary for each applicable performance period by the performance bonus factor for such period. The performance bonus factor was 50% of Mr. Forsythe’s base salary, subject to an increase or a decrease depending on whether the Company’s controllable profit percent was above or below the targeted controllable profit performance. The targeted performance levels set forth specified target controllable profit percentages at varying levels of average weekly sales. The controllable profit percent was our controllable profit as a percentage of sales for the applicable performance period. In 2013, no bonus would have been paid under the period performance component of the plan if the Company’s actual controllable profit percent was below the specified target controllable profit percent by more than 4.1%. In 2013, for the period performance bonus, the minimum Mr. Forsythe could earn was $0 and there was no limit on the amount that could be earned. In 2013, Mr. Forsythe received an aggregate period performance bonus of $132,324 for all performance periods (or 102.8% of the target performance in 2013).

In 2013, Mr. Forsythe’s quarterly sales bonus was based on comparable store sales for the Company and was calculated based upon multiplying 50% of his base salary for the first three quarters by the sales bonus factor for each such quarter. The fourth quarter sales bonus was calculated on an annual basis. In 2013, the sales bonus factor was based on a targeted increase in comparable store sales of 2.0% for the first quarter of 2013 and 3.0% for the remaining quarters of 2013. The sales bonus factor ranged from a minimum factor of 0.0 for flat comparable stores sales, which would have resulted in Mr. Forsythe not receiving a quarterly sales bonus, to a maximum sales bonus factor of 2.0 for a 5% comparable store sales increase for the first three quarters of the fiscal year, which would have resulted in a maximum quarterly sales bonus of 100% of his base salary earned during each such quarter, or $64,375. The maximum sales bonus factor did not apply to the fourth quarter sales bonus. The calculation of the 2013 fourth quarter sales bonus on an annual basis would be adjusted for payments in prior quarters. To qualify for the full amount of the quarterly sales bonus, the increase in the Company’s controllable profit as a percent of its increase in sales must have been 50% or greater and no quarterly sales bonus would be payable if the threshold fell below 30%. In 2013, Mr. Forsythe received an aggregate sales bonus of $57,294 based on the Company’s comparable store sales results (or 44.5% of the target for sales in 2013).

Discretionary Bonuses

During 2013, the Compensation Committee, in its discretion based on the collective business judgment of its members, also had the authority to choose to award a bonus other than pursuant to the Incentive Bonus Plan, and decide on the actual level of the award in light of all relevant factors during or after completion of the fiscal year. No discretionary bonuses were paid to named executive officers in 2013.

Long-Term Equity-Based Incentives

During 2013, our Third Amended and Restated 2004 Restricted Stock Plan was administered by the Compensation Committee. The Compensation Committee selected award recipients, determined the timing of grants, assigned the number of shares subject to each award and set the vesting schedule, which was usually over a period of four years. The Compensation Committee determined the amount of the restricted stock grants based on the level of job responsibility, individual performance, Company performance, the retention feature provided by such awards, and the increase in the alignment of executives and stockholders. The Compensation Committee also considered recommendations from Messrs. Frank and Magusiak for the value of restricted stock to be granted to the other named executive officers. The Compensation Committee would meet between two and ten business days after our quarterly earnings release, and these four meetings would be the only times during the year that grants of restricted stock will be awarded. The Compensation Committee believed it is a better practice to make awards at consistent times when material information regarding our performance has been recently disclosed.

For 2013, the Compensation Committee granted to named executive officers an aggregate of 153,444 shares of restricted stock with a four-year vesting schedule (excluding Mr. Frank’s grant, which had a three-year vesting schedule pursuant to his employment agreement). The Compensation Committee considered the current compensation levels, the existing compensation mix, individual contributions and Company performance in increasing the value of awards for 2013. On February 26, 2013, the Compensation Committee granted the named executive officers (excluding Mr. Frank) shares of restricted stock with a four-year vesting schedule with 25% of the shares granted vesting on the first anniversary date of the grant and thereafter with 25% of the shares granted vesting on February 26, 2015, February 26, 2016 and February 26, 2017, provided the named executive officer was still employed by us on those dates. Mr. Frank’s 2013 restricted stock grant vested 33% on February 26, 2014, and would have vested 33% on February 26, 2015 and 34% on February 26, 2016, had Mr. Frank remained employed by us on those dates. The Compensation Committee granted the named executive officers the following value and number of shares of restricted stock on February 26, 2013:

	2013 Restricted Stock
Name and Position	Value	Shares
Richard M. Frank (Executive Chairman)	$1,350,000	44,074
Michael H. Magusiak (President and Chief Executive Officer)	$1,800,000	58,766
Tiffany B. Kice (Chief Financial Officer)	$300,000	9,794
J. Roger Cardinale (Executive Vice President)	$550,000	17,956
Randy G. Forsythe (Executive Vice President)	$350,000	11,427
Scott A. McDaniel(1)	$350,000	11,427

(1)	Mr. McDaniel’s 2013 restricted stock grants were forfeited when he left the Company on November 4, 2013.

In addition, the restricted stock awards granted to Messrs. Frank and Magusiak in 2013 included additional, performance-based vesting conditions based on the achievement of total revenue targets during fiscal year 2013. Under the performance-based vesting conditions, no restricted stock award would be retained if total revenues during fiscal year 2013 were $762,372,999 or less. In addition, under the performance-based vesting conditions, the entire restricted stock award would be retained if total revenues during fiscal year 2013 were $821,229,000 or more. In the event total revenues were equal to or between $762,373,000 and $821,228,999, 75% or more of the restricted stock award would be retained and the remaining portion would be forfeited. The performance-based awards established by the Compensation Committee were based 100% on the achievement of revenue objectives set by the Compensation Committee, which the Compensation Committee believed were the appropriate performance-based inducement for the executive to retain some or all of his restricted stock award. The 2013 performance-based vesting conditions were satisfied with respect to 100% of the 2013 performance-based revenue objective and corresponding restricted stock awards. Thus Messrs. Frank and Magusiak retained 100% of their restricted stock grants or $1,350,000 totaling 44,074 shares for Mr. Frank and $1,800,000 totaling 58,766 shares for Mr. Magusiak.

In addition, the restricted stock awards granted to Messrs. Cardinale, Forsythe and McDaniel and Ms. Kice in 2013 included additional, performance-based vesting conditions based on the achievement of comparable store sales targets during fiscal year 2013. Under the performance-based vesting conditions for Messrs. Cardinale, Forsythe and McDaniel and Ms. Kice, ninety percent (90%) of the restricted stock award would be retained in the event comparable store sales during fiscal year 2013 were less than zero percent. For Messrs. Cardinale, Forsythe and McDaniel and Ms. Kice the entire restricted stock award would be retained in the event comparable store sales for fiscal year 2013 were zero percent or higher. All equity awards held by our named executive officers vested in full in conection with the Merger. The 2013 performance-based vesting conditions were satisfied with respect to 100% of the 2013 performance-based revenue objective and corresponding restricted stock awards for Messrs. Cardinale and Forsythe and Ms. Kice, and therefore Messrs. Cardinale and Forsythe and Ms. Kice retained 100% of their restricted stock grants. Mr. McDaniel forfeited all of his 2013 restricted stock awards when he left the Company in November 2013.

Benefits

During 2013, we provided Company benefits, or perquisites, that we believed were standard in the industry to our executive officers. We provided a group medical and dental insurance program for the executives and their qualified dependents, group life insurance for the executives and their spouses, accidental death and dismemberment coverage and a Company sponsored cafeteria plan. A major portion of these benefits were paid for by the Company. Employee life insurance amounts surpassing the Internal Revenue Service maximum were treated as additional compensation to all employees. The named executive officers participated in a separate medical, dental and life insurance benefits program that was fully-funded by the Company. Messrs. Frank and Magusiak were also reimbursed for all out-of-pocket expenses related to their life insurance premiums, as well as all out-of-pocket medical and dental expenses for them, their spouses and dependent children. We paid all administrative costs to maintain the medical and dental benefit plans. Our executive officers were also entitled to certain benefits that were not otherwise available to all of our employees, including car allowances and subsidized annual physical exams.

How Elements of Our Compensation Program Are Related to Each Other

We view the various components of 2013 compensation as related but distinct and emphasize “pay for performance” with cash bonuses and equity awards as a significant portion of total compensation reflecting a risk aspect that is tied to long-term and short-term financial and strategic goals. Our compensation philosophy was to foster entrepreneurship and alignment of the interests of executives and stockholders by making equity compensation a significant component of executive compensation. We determined the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, retention of executive officers and other considerations we deem relevant, such as rewarding extraordinary performance and the other factors discussed above. Our Compensation Committee did not have any formal or informal policies or guidelines during 2013 for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

Role of Executive Officers in Compensation Decisions

Messrs. Frank and Magusiak and other executive officers attended portions of Compensation Committee meetings throughout the year in order to provide information and help explain data relating to matters under consideration by the Compensation Committee. Executive officers, however, did not participate in deliberations or determination of their respective compensation or during executive sessions. In addition, Messrs. Frank and Magusiak submitted recommendations to the Compensation Committee regarding certain elements of the compensation for the other named executive officers. All decisions regarding the compensation of executive officers ultimately were made solely by the Compensation Committee, which considered these recommendations and exercised its discretion to modify certain recommended adjustments or awards based on a number of factors considered by the Compensation Committee, as described above. The Committee’s determinations regarding compensation for the other named executive officers were generally consistent with the recommendations of management.

Accounting and Tax Considerations

In general, we structured our compensation program to attempt to satisfy certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Under Section 162(m) of the Code, a limitation is placed on tax deductions of any publicly held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based.

While the Compensation Committee considered the deductibility of compensation and awards as one factor in determining executive compensation, the Compensation Committee also considered other factors in approving compensation and retains the flexibility to pay compensation, such as base salary, and to grant awards, such as service-based restricted stock, that it determined to be consistent with our goals for our executive compensation program during 2013, even if the compensation or award was potentially not deductible by us for tax purposes. In addition, because of the uncertainties associated with the application and interpretation of Section 162(m) of the Code and the regulations issued thereunder, there can be no assurance that compensation intended to satisfy the requirements for deductibility under Section 162(m) of the Code will in fact be deductible.

All equity awards to executive officers have been reflected in our consolidated financial statements, based upon the applicable accounting guidance, at the fair market value on the grant date in accordance with accounting principles generally accepted in the United States (“GAAP”).

Stock Ownership Guidelines

During 2013, the Compensation Committee believed that executive officers should own appropriate amounts of the Company’s Common Stock to align their interests with those of the Company’s stockholders. The Company’s equity incentive plans provided ample opportunity for executives to acquire such Common Stock. The Compensation Committee also had stock ownership and retention guidelines for the Executive Chairman, President and Chief Executive Officer, all Executive Vice Presidents and all non-employee directors in place during 2013. The ownership targets under that policy were as follows:

Executive Chairman	75,000 shares
President and Chief Executive Officer	75,000 shares
Executive Vice Presidents	10,000 shares
Non-Employee Directors	5,000 shares

New directors and officers had five years to attain such ownership thresholds. All of the directors and executive officers had attained such ownership thresholds in 2013.

Termination of Employment Arrangements

Prior to their retirements in 2014, we had “change of control” severance provisions in the employment agreements negotiated with our former Executive Chairman and our former President and Chief Executive Officer. Our Board of Directors and Compensation Committee believed that providing these agreements to our Executive Chairman and our President and Chief Executive Officer would serve to help protect stockholders’ interests. The agreements provided that the executives would receive “change of control” severance only in the event that both a “change of control” occurred and the executive left the Company within one year of the “change of control.” Our Board of Directors and Compensation Committee believed that providing these agreements to our Executive Chairman and our President and Chief Executive Officer would serve to help protect stockholders’ interests in the event of a change of control event affecting the Company, by enhancing the likelihood of management continuity through the closing of any transaction. Our Board of Directors and Compensation Committee further believed that these provisions were appropriate given the combined tenure of the two executives with the Company was approximately 50 years and that in the event of any “change in control,” Messrs. Frank and Magusiak would likely be asked to remain as members of the executive management team of the Company. Finally, the Board of Directors and Compensation Committee believed that the remuneration for any “change of control” severance, which approximated one year of total target compensation for Mr. Frank and amounted to less than one year of total target compensation for Mr. Magusiak, was fair and appropriate given their long-term service with the Company and provided the appropriate incentive to continue service to the Company during any pending change of control.

The employment agreements with Messrs. Frank and Magusiak also provided the executives with certain additional severance and deferred compensation benefits. The Board of Directors and Compensation Committee believed that such benefits, which were less than those for any “change of control” severance, were fair and appropriate given their long-term service with the Company. The Board of Directors and Compensation Committee also believed that such benefits provided an appropriate incentive for each of the executives to enter his respective employment agreement and for each of Messrs. Maguisak and Frank to continue his service to the Company.

In addition, our equity incentive plans had provisions allowing for the vesting of awards granted under those plans in connection with a “change of control” (as defined in the applicable equity incentive plan), which would apply to awards granted to our executive officers. Generally, awards granted under the equity incentive plans provided that the award would vest in the event that there was a “change of control.” The employment agreements with Messrs. Frank and Magusiak also provided for the vesting of their awards under certain circumstances.

See “Potential Payments Upon Termination or Change-in-Control” for more information on the benefits payable to the Company’s executives upon termination of employment.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure should be read in conjunction with the Compensation Discussion and Analysis, which sets forth the objectives of the Company’s executive compensation program.

Summary Compensation Table

The Summary Compensation Table below summarizes the total compensation of each named executive officer earned and awarded during fiscal years 2013, 2012 and 2011:

Name and Principal Position	Year	Salary(1)		Bonus(2)	Stock Awards(3)	Non-Equity Incentive Plan Compensation (4)		All Other Compensation (5)	Total
		($)		($)	($)	($)		($)	($)
Richard M. Frank (Executive Chairman)	2013 2012 2011	661,382 771,017 760,016	(6) (7) (8)	— — —	1,350,000 1,392,290 1,500,000	— 252,000 351,750		46,634 56,073 61,019	2,058,016 2,471,380 2,672,785

Michael H. Magusiak (President and CEO)	2013 2012 2011	836,760 833,336 831,516	(9) (10) (11)	— — —	1,800,000 1,670,733 1,800,000	394,000 336,000 468,718		35,693 35,142 34,378	3,066,453 2,875,211 3,134,612

Tiffany B. Kice (Chief Financial Officer)	2013 2012 2011	315,000 299,519 275,000		— — —	300,000 300,000 250,000	124,110 100,639 128,975		19,376 19,692 19,520	758,486 719,850 673,495

J. Roger Cardinale (Executive Vice President)	2013 2012 2011	375,000 359,808 350,000		— — —	550,000 525,000 500,000	147,750 120,895 164,060		19,376 19,864 19,704	1,092,126 1,025,567 1,033,764

Randy G. Forsythe (Executive Vice President)	2013 2012 2011	257,500 250,000 250,000		— — —	350,000 349,417 350,000	189,618 83,010 108,423	(12) (12) (12)	19,345 10,045 19,771	816,463 692,472 728,194

Scott A. McDaniel (13)	2013 2012 2011	295,000 325,000 —		— 250,000 —	350,000 350,000 —	— — —		261,149 19,736 —	906,149 944,736 —

(1)	This column represents the base compensation earned during each of the fiscal years presented. For Messrs. Frank and Magusiak, this column also includes the additional imputed interest associated with the previously earned deferred compensation. See Footnotes 6 and 9 for further discussion of deferred compensation.
(2)	In fiscal year 2012, Mr. McDaniel was guaranteed a minimum performance bonus of $250,000.
(3)	This column represents the fair value of restricted stock awards approved by the Compensation Committee in each of the fiscal years presented and is consistent with the grant date fair value of the award computed in accordance with GAAP. Pursuant to SEC rules, the amounts shown reflect the actual or probable outcome of performance conditions that affect the vesting of awards granted to Messrs. Frank and Magusiak and exclude the impact of estimated forfeitures related to service-based vesting conditions. See the “Grants of Plan-Based Awards in Fiscal 2013” table for information on restricted stock awards granted in 2013. The values of the awards granted to Messrs. Frank and Magusiak in 2012 were $1,500,000 and $1,800,000, respectively, assuming the highest level of performance conditions would be achieved. Mr. McDaniel’s 2013 restricted stock awards were forfeited when he left the Company on November 4, 2013.
(4)

This column includes payments pursuant to the 2013 Incentive Bonus Plan earned in 2013 and anticipated to be paid in 2014, payments pursuant to the 2012 Incentive Bonus Plan earned in 2012 and paid in 2013 and payments pursuant to the 2011 Incentive Bonus Plan earned in 2011 and paid in 2012 for each of the executives, excluding Mr. Forsythe (see footnote 12). For all of the years provided, the incentive bonus computation is based on the annual base compensation amounts that were paid on a bi-weekly basis to the named executive officers during the calendar year.
(5)	See the “All Other Compensation in Fiscal 2013” table below for additional information about the compensation included under “All Other Compensation” for 2013.
(6)	Salary includes the following amounts earned during the 2013 fiscal year: (i) base compensation of $750,000 from January 1, 2013 to March 31, 2013 and $600,000 from April 1, 2013 to December 31, 2013; and (ii) deferred compensation of $20,997, which represents the additional imputed interest associated with the previously earned deferred compensation. Pursuant to Mr. Frank’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 became payable to Mr. Frank in ten equal annual installments, without interest, with the first installment due upon termination of his employment at the end of the term of the agreement in March 2014 based upon the terms set forth in such agreement.
(7)	Salary includes the following amounts earned during the 2012 fiscal year: (i) base compensation of $750,000; and (ii) deferred compensation of $21,017, which represents the additional imputed interest associated with the previously earned deferred compensation. See Footnote 6 for a description of the deferred compensation arrangement.
(8)	Salary includes the following amounts earned during the 2011 fiscal year: (i) base compensation of $750,000; and (ii) deferred compensation of $10,016, which represents the additional imputed interest associated with the previously earned deferred compensation. See Footnote 6 for a description of the deferred compensation arrangement.
(9)	Salary includes the following amounts earned during the 2013 fiscal year: (i) base compensation of $800,000; and (ii) deferred compensation of $36,760, which represents the actuarially determined present value of the prorated amount of earned deferred compensation and the additional imputed interest associated with the previously earned deferred compensation. Pursuant to Mr. Magusiak’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would have become payable to Mr. Magusiak in certain circumstances in ten equal annual installments, without interest, with the first installment due upon the Company’s termination of his employment, the end of the term of his agreement or a change of control based upon the terms set forth in such agreement. At the closing of the Merger, Mr. Magusiak became entitled to the full $250,000 payment to be paid out in ten (10) pro rata annual installments.
(10)	Salary includes the following amounts earned during the 2012 fiscal year: (i) base compensation of $800,000; and (ii) deferred compensation of $33,336, which represents the actuarially determined present value of the prorated amount of earned deferred compensation and the additional imputed interest associated with the previously earned deferred compensation. See Footnote 9 for a description of the deferred compensation arrangement.
(11)	Salary includes the following amounts earned during the 2011 fiscal year: (i) base compensation of $800,000; and (ii) deferred compensation of $31,516, which represents the actuarially determined present value of the prorated amount of earned deferred compensation and the additional imputed interest associated with the previously earned deferred compensation. See Footnote 9 for a description of the deferred compensation arrangement.
(12)	Payments of non-equity incentive plan awards were made to Mr. Forsythe pursuant to the Company’s Period Performance and Quarterly Sales Bonus Plan. Under the plan, Mr. Forsythe received bonuses if the Company’s controllable profit and comparable store sales results reached the target levels of performance. See the discussion in the section entitled “Period Performance and Quarterly Sales Bonus Plan” in the Compensation Discussion and Analysis section for a further description of these awards.
(13)

Mr. McDaniel was the Executive Vice President, Chief Marketing Officer from October 2011 to November 2013. Mr. McDaniel left the Company on November 4, 2013. At the time of his departure, Mr. McDaniel forfeited all of his unvested restricted stock, including all of his 2013 restricted stock award. In connection with Mr. McDaniel’s departure from the Company, the Company entered into a letter agreement (the “Agreement”) with Mr. McDaniel, pursuant to which he received a payment of $243,750, an amount equal to thirty-nine weeks of Mr. McDaniel’s 2013 annual salary, less applicable withholdings and deductions, which is included in “All Other Compensation” in the above summary compensation table.

Pursuant to the terms and conditions of the Agreement, Mr. McDaniel had the right to be reimbursed for an amount up to $5,000 for outplacement services and will continue his current health insurance coverage until the earlier of (i) the end of the thirty-nine-week period and (ii) his employment in another full-time position. The Agreement contains a customary release of claims by Mr. McDaniel, as well as confidentiality, cooperation and non-solicitation obligations.

All Other Compensation in Fiscal 2013

Name	Car Allowance	Long Term Disability, Spousal and Child Life Insurance Reimbursement	Medical Expense Reimbursement	Car Insurance Reimbursement	Service Award	Severance	Total
	($)	($)	($)	($)	($)	($)	($)
Richard M. Frank (Executive Chairman)	24,000	—	21,445	1,189	—	—	46,634
Michael H. Magusiak (President and CEO)	24,000	—	10,436	1,257	—	—	35,693
Tiffany B. Kice (Chief Financial Officer)	18,000	—	—	1,376	—	—	19,376
J. Roger Cardinale (Executive Vice President)	18,000	—	—	1,376	—	—	19,376
Randy G. Forsythe (Executive Vice President)	18,000	—	—	1,345	—	—	19,345
Scott A. McDaniel	15,231	—	—	—	—	245,918	261,149

Grants of Plan-Based Awards in Fiscal 2013

The following table summarizes the 2013 grants of non-equity awards under the Company’s Incentive Bonus Plan and all restricted stock awards:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)					All Other Stock Awards: Number of Shares	Grant Date Fair Value of Stock
Name	Grant Date	Threshold	Target	Maximum	Threshold		Target		Maximum	Of Stock	Awards(3)
		($)	($)	($)	($)		($)		($)	(#)	($)
Richard M. Frank (Executive Chairman)	02/26/13	—	—	—	—	(5)	1,350,000	(4)	1,350,000	—	1,350,000
Michael H. Magusiak (President and CEO)	02/26/13	202,500	750,000	2,000,000	—	(5)	1,800,000	(4)	1,800,000	—	1,800,000
Tiffany B. Kice (Chief Financial Officer)	02/26/13	63,717	235,991	629,308	—	(5)	300,000	(4)	300,000	—	300,000
J. Roger Cardinale (Executive Vice President)	02/26/13	75,867	280,990	749,308	—	(5)	550,000	(4)	550,000	—	550,000
Randy G. Forsythe (Executive Vice President)	02/26/13	—	257,500	(1)	—	(5)	350,000	(4)	350,000	—	350,000
Scott A. McDaniel(5)	02/26/13	65,813	243,750	650,000	—	(5)	350,000	(4)	350,000	—	350,000

(1)

Payments of non-equity incentive plan awards were made pursuant to the Company’s Incentive Bonus Plan. For grants of non-equity incentive plan awards to all the named executive officers, threshold refers to the minimum amount payable for a certain level of performance under the applicable plan, target refers to the amount payable if the specified performance target(s) are reached, and maximum refers to the maximum payout possible under the applicable plan. Under the awards made pursuant to the Company’s Incentive Bonus Plan, the named executive officers received a bonus under the Incentive Bonus Plan if the Company’s comparable store sales and diluted earnings per share for the applicable fiscal year reach the target levels of performance established by the Compensation Committee. No bonus would have been paid under the 2013 Incentive Bonus Plan if comparable store sales declined more than 1.0%. In 2014, the named executive officers (except Messrs. Frank, Magusiak and Forsythe) received payments equal to 39.4% of the Bonus Potential in 2013 under the Company’s 2013 Incentive Bonus Plan. In 2014, Mr. Magusiak received payments equal to 49.2% of the Bonus Potential in 2013 under the Company’s 2013 Incentive Bonus Plan. As described in the section entitled “Incentive Bonus Plan” in the “Compensation Discussion and Analysis” section, potential bonus payouts under the 2013 Incentive Bonus Plan were based on the named executive officer’s gross base earnings. For purposes of the 2013 Incentive Bonus Plan, gross base earnings equaled the amount of taxable earnings paid to the executive as salary during calendar year 2013 (except for Mr. McDaniel: see footnote 7 below). This is distinguished from the Base Salary set forth in the “Summary Compensation Table,” which was the annual base salary established by the Compensation Committee (and, for Messrs. Frank and Magusiak, included certain deferred compensation earned during the 2013 fiscal year). See the discussion in the section entitled “Incentive Bonus Plan” in the “Compensation Discussion and Analysis” section for a further description of these awards. Payments of non-equity incentive plan awards were made to Mr. Forsythe pursuant to the Company’s Period Performance and Quarterly Sales Bonus Plan. Under the plan, Mr. Forsythe received bonuses if the Company’s controllable profit and comparable store sales results reach the target levels of performance. No bonus would have been paid under the period performance component of the plan if the Company’s actual controllable profit percent was below the specified target controllable profit percent by more than 4.1%. There was no limit on the amount that could be earned under the period performance component of the plan. No bonus would have been paid under the quarterly sales bonus component of the plan if the Company’s comparable store sales failed to increase or if the increase in the Company’s controllable profit as a percent of its increase in sales was less than 30%. There was no limit on the amount that could be earned under the quarterly sales bonus component of the plan. In 2013, Mr. Forsythe received payments equal to 102.8% of the target for performance in 2013 under the period performance component of the Company’s Period Performance and Quarterly Sales Bonus Plan, and he received payments equal to 44.5% of the target for sales in 2013 under the quarterly sales component of the plan. As described in the section entitled “Period Performance and Quarterly Sales Bonus Plan” in the “Compensation Discussion and Analysis” section, potential bonus payouts to Mr. Forsythe under the Period Performance and Quarterly Sales Bonus Plan were based on his Base Salary set forth in the “Summary Compensation Table.” See the discussion in the section entitled “Period Performance and Quarterly Sales Bonus Plan” in the “Compensation Discussion and Analysis” section for a further description of these awards.
(2)	This column represents restricted stock awards granted under the Third Amended and Restated 2004 Restricted Stock Plan. As described in the section entitled “Long-Term Equity-Based Incentives” in the “Compensation Discussion and Analysis” section, the restricted stock awards were scheduled to ratably vest annually over four years, except for Mr. Frank’s grant. The restricted stock award granted to Mr. Frank in 2013 was scheduled to ratably vest annually over three years. The awards granted to Messrs. Frank and Magusiak were also subject to additional, performance-based vesting conditions pursuant to which the awards would be forfeited if certain total revenue targets for fiscal year 2013 were not achieved. The awards granted to Messrs. Cardinale and Forsythe and Ms. Kice were also subject to additional, performance-based vesting conditions pursuant to which the awards would be forfeited if certain comparable store sales targets for fiscal year 2013 were not achieved. For 2013, the performance-based vesting conditions were satisfied with respect to 100% of the 2013 performance-based revenue objective and corresponding restricted stock awards. Thus Messrs. Frank, Magusiak, Cardinale and Forsythe and Ms. Kice retained 100% of their restricted stock grants.
(3)	This column represents the value of restricted stock awards approved by the Compensation Committee and is consistent with the grant date fair value of the award computed in accordance with GAAP.
(4)	This amount is based on the Company’s 2013 fiscal year performance.
(5)	Mr. McDaniel forfeited his 2013 non-equity incentive plan award when he left the Company in November 2013. Mr. McDaniel’s estimated possible payouts have been calculated based on his annual 2013 base salary.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2013 Table

Employment Agreements or Arrangements

Employment Agreement with Mr. Frank

On February 23, 2010, Mr. Frank entered into an employment agreement with the Company providing for a forty-nine (49) month term commencing on February 23, 2010 and ending on March 31, 2014. The employment agreement replaced Mr. Frank’s prior employment agreement with the Company dated March 29, 2005, as amended. The employment agreement provided for (i) a base salary of $750,000 (which may be increased from time to time by the Compensation Committee), (ii) a cash bonus, payable annually, if earned, based upon the achievement of corporate objectives pursuant to the Company’s Incentive Bonus Plan, (iii) the grant of performance-based restricted stock or restricted stock unit awards (“Restricted Stock Awards”) in accordance with the terms of the Company’s Third Amended and Restated 2004 Restricted Stock Plan or any successor plan (the “Restricted Stock Plan”) in such number of shares and under such terms as may be determined by the Compensation Committee, in accordance with the terms of the Restricted Stock Plan, with any such awards vesting over the term of the employment agreement (subject to the Restricted Stock Plan), (iv) the reimbursement of reasonable business expenses, (v) an automobile allowance of $24,000 annually (subject to adjustment from time to time in direct proportion to generally applicable adjustments by the Company to its automobile allowances) and a reimbursement of $1,000 annually, or such other amount as the Company and Employee may from time to time agree, toward the premiums upon a policy of collision and liability insurance covering such automobile, (vi) at least $500,000 in life insurance coverage, (vii) at least five (5) weeks’ vacation, and (viii) such additional benefits and/or compensation as may be determined by the Compensation Committee. The employment agreement also provided for certain severance and change-in-control payments. See “Potential Payments Upon Termination or Change-In-Control.” For 2013, the Compensation Committee set a base salary of $600,000 for Mr. Frank and excluded Mr. Frank from the incentive bonus compensation plan.

In November 2005, the Company implemented the CEC Entertainment, Inc. Policy for Reimbursement of Business Travel on Private Aircraft. At the February 13, 2007 meeting of the Compensation Committee, the policy was amended to reimburse Mr. Frank for the lesser of the fair market value of the fractional use of a comparable aircraft or his direct operating costs. Mr. Frank was only reimbursed for the use of his aircraft for business purposes and was required to submit appropriate documentation to the Chief Financial Officer or the Chairman of the Compensation Committee, whose approval was required for any such reimbursement. During 2013, the Company reimbursed Mr. Frank a total of $10,250 for two (2) business trips he took using his personal aircraft. Based on Mr. Frank’s suggestion and the Compensation Committee’s approval, the amount of reimbursement was based on the estimated fair market value of comparable commercial airline tickets, a significant reduction from the fair market value of the fractional use of a comparable aircraft or Mr. Frank’s direct operating costs associated with the use of his personal aircraft.

Employment Agreement with Mr. Magusiak

On February 23, 2010, Mr. Magusiak entered into an employment agreement with the Company providing for a seventy-three (73) month term commencing on February 23, 2010 and ending on March 31, 2016. The employment agreement replaced Mr. Magusiak’s prior employment agreement with the Company dated March 29, 2005, as amended. The employment agreement provided for (i) a base salary of $750,000 (which may be increased from time to time by the Compensation Committee), (ii) a cash bonus, payable annually, if earned, based upon the achievement of corporate objectives pursuant to the Company’s Incentive Bonus Plan, (iii) the grant of Restricted Stock Awards in accordance with the terms of the Company’s Restricted Stock Plan in such number of shares and under such terms as may be determined by the Compensation Committee, in accordance with the terms of the Restricted Stock Plan, (iv) the reimbursement of reasonable business expenses, (v) an automobile allowance of $24,000 annually and a reimbursement of automobile insurance premiums of $1,000 annually, (vi) at least $500,000 in life insurance coverage, (vii) at least five (5) weeks’ vacation, and (viii) such additional benefits and/or compensation as may be determined by the Compensation Committee. The Compensation Committee set Mr. Magusiak’s base salary at $800,000 for 2013. The employment agreement also provided for certain severance and change-in-control payments. See “Potential Payments Upon Termination or Change-In-Control.”

Employment Arrangements with Other Named Executive Officers

During 2013, the other named executive officers did not have an employment agreement with the Company, and were “at will” employees who received an annual salary, cash bonus and equity compensation awards as approved annually by our Compensation Committee.

On July 30, 2014, the Company entered into employment agreements with Messrs. Cardinale and Forsythe setting forth the terms of their continued employment with the Company. In addition, Thomas Leverton, who was not a named executive officer of the Company for 2013 but will be for 2014, commenced services as the Company’s Chief Executive Officer in July 2014 pursuant to an employment agreement dated July 30, 2014.

The employment agreements provide for an annual base salary of $550,000 for Mr. Leverton, $485,000 for Mr. Cardinale and $315,000 for Mr. Forsythe, a maximum annual bonus opportunity of up to 150% of base salary, and employee benefits as provided to senior executives of the Company. Under each employment agreement, if the executive is terminated by the Company without “cause” or he resigns for “good reason” (each as defined in the respective employment agreement), then he will, subject to his execution, delivery, and non-revocation of a release of claims in favor of the Company, be entitled to receive the sum of his base salary and the annual bonus paid or to be paid with respect to the fiscal year completed most recently prior to the employment termination date. Each employment agreement also provides for certain restrictive covenants, including 12-month post-termination noncompetition and nonsolicitation covenants.

The employment agreements also provide that each executive will (a) purchase common stock in Holdings having an aggregate value equal to $1,500,000, in the case of Mr. Cardinale, $750,000, in the case of Mr. Forsythe, and $500,000 in the case of Mr. Leverton, (b) receive options to purchase 1.50%, in the case of Mr. Leverton, 1.00%, in the case of Mr. Cardinale, and 0.50%, in the case of Mr. Forsythe, of the common stock of Holdings on a fully diluted basis under the Queso Holdings Inc. 2014 Equity Incentive Plan, and (c) for Mr. Leverton only, receive a restricted stock award having an aggregate grant date value equal to $550,000, prorated for the number of days he serves during 2014 (which will reduce, dollar-for-dollar, his annual bonus for 2014). Each of Messrs. Leverton, Cardinale, and Forsythe purchased Holdings common stock and were granted options to purchase Holdings common stock on August 21, 2014. The options are subject to certain service- and performance-based vesting criteria, and also to accelerated vesting in the event of certain terminations of employment within a specified period following a sale of the Company. Mr. Leverton’s restricted stock award will vest on the date on which annual bonuses are paid to senior executives of the Company with respect to 2014 performance. In connection with the purchase of Holdings shares and the grant of options, each executive become a party to an investor rights agreement among Holdings, AP VIII Queso Holdings, L.P., and other shareholder parties. The shares purchased by the executive or received by the executive upon exercise of a vested option are subject to repurchase by the Company under certain circumstances.

On October 9, 2014, the Company entered into an employment agreement with Mr. Weiss providing for his service to the Company as Chief Financial Officer.

The agreement with Mr. Weiss provides for an annual base salary of $325,000, a maximum annual bonus opportunity of up to 150% of base salary, and employee benefits as provided to senior executives of the Company. Under the agreement, if Mr. Weiss is terminated by the Company without “cause” or he resigns for “good reason” (each as defined in the agreement), then he will, subject to his execution, delivery, and non-revocation of a release of claims in favor of the Company, be entitled to receive the sum of his base salary and the annual bonus paid or to be paid with respect to the fiscal year completed most recently prior to the employment termination date. The agreement also provides for certain restrictive covenants, including 12-month post-termination noncompetition and nonsolicitation covenants.

Under the agreement, Mr. Weiss will (a) purchase common stock in Holdings having an aggregate value equal to $100,000, and (b) receive options to purchase 0.519% of the common stock of Holdings on a fully diluted basis under the Holdings’ 2014 Equity Incentive Plan. Mr. Weiss has also agreed to invest 100% of the after-tax portion of any bonus he receives in respect of the 2014 fiscal year and 50% of the after-tax portion of any bonus he receives in respect of the 2015 fiscal year in Holding’s common stock. The options will be subject to certain service- and performance-based vesting criteria, and also to accelerated settlement in the event of certain terminations of employment within a specified period following a sale of the Holdings. In connection with the purchase of Holdings’ shares and the grant of options, Mr. Weiss will be required to become party to an investor rights agreement among Holdings, AP VIII Queso Holdings, L.P., and other shareholder parties. The shares purchased by Mr. Weiss and the shares received by him upon exercise of a vested option will be subject to repurchase by Holdings under certain circumstances.

Indemnification Agreements

In addition, senior officers and directors of the Company have entered into indemnification agreements with the Company, each in a form approved by the Company’s Board of Directors and previously disclosed by the Company. The Board of Directors also authorized the Company to enter into Indemnification Agreements with future directors and senior officers of the Company that may be designated from time to time by the Board. The indemnification agreements supplement and clarify existing indemnification provisions of the Company’s Articles of Incorporation and Bylaws and, in general, require the Company, to the extent permitted under applicable law, to indemnify such persons against all expenses, judgments and fines incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they are or were directors or officers of the Company or any other enterprise to the extent they assumed those responsibilities at the direction of the Company. The indemnification agreements also establish processes and procedures for indemnification claims, advancement of expenses and costs and other determinations with respect to indemnification.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table provides information on the stock option and restricted stock awards held by our named executive officers as of December 29, 2013. Each equity grant is shown separately for each named executive officer. The vesting schedule for each grant is shown following this table, based on the restricted stock award grant date. The market value of the restricted stock awards is based on the closing market price of our Common

Stock as of December 27, 2013 (the last trading day in the 2013 fiscal year), which was $44.27. See “Compensation Discussion and Analysis” for additional description about the restricted stock awards.

		Option Awards				Stock Awards
Name	Grant Date (1)	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
		(#)	(#)	($)		(#)	($)
Richard M. Frank (Executive Chairman)	03/02/10 03/01/11 02/28/12 02/26/13					10,400 13,117 24,179 44,074	460,408 580,690 1,070,404 1,951,156
Michael H. Magusiak (President and CEO)	03/02/10 03/01/11 02/28/12 02/26/13					10,400 23,611 32,641 58,766	460,408 1,045,259 1,445,017 2,601,571
Tiffany B. Kice (Chief Financial Officer)	11/09/10 03/01/11 02/28/12 02/26/13					638 3,280 5,862 9,794	28,244 145,206 259,511 433,580
J. Roger Cardinale (Executive Vice President)	03/02/10 03/01/11 02/28/12 02/26/13					3,122 6,558 10,257 17,956	138,211 290,323 454,077 794,912
Randy G. Forsythe (Executive Vice President)	03/02/10 03/01/11 02/28/12 02/26/13					2,150 4,592 6,838 11,427	95,181 203,288 302,718 505,873

(1)	The grant date for each of the restricted stock awards has been included to facilitate an understanding of the vesting schedules. With the exception of the awards made to Mr. Frank in 2011, 2012 and 2013, the restricted stock awards were scheduled to vest at a rate of 25% each year until the award is fully vested on the fourth anniversary of the grant date. The restricted stock awards to Mr. Frank in 2011, 2012 and 2013 vest at a rate of 33% each year until the award is fully vested on the third anniversary of the grant date. All equity awards held by our named executive officers vested in connection with the Merger.

Option Exercises and Stock Vested in Fiscal 2013

Name	Date	Option Awards		Stock Awards
		Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting		Value Realized on Vesting
		(#)	($)	(#)		($)(1)
Richard M. Frank (Executive Chairman)	02/24/13 02/28/13 03/01/13 03/02/13			15,240 12,089 13,116 10,399	(1) (2) (3) (4)	475,183 365,692 392,431 311,138
Michael H. Magusiak (President and CEO)	02/24/13 02/28/13 03/01/13 03/02/13			15,240 10,880 11,804 10,399	(1) (2) (3) (4)	475,183 329,120 353,176 311,138
Tiffany B. Kice (Chief Financial Officer)	11/09/13 02/28/13 03/01/13			637 1,953 1,639	(5) (2) (3)	28,620 59,078 49,039
J. Roger Cardinale (Executive Vice President)	02/24/13 02/28/13 03/01/13 03/02/13			3,418 3,279 3,119	(2) (3) (4)	103,395 98,108 93,320
Randy G. Forsythe (Executive Vice President)	02/24/13 02/28/13 03/01/13 03/02/13			3,441 2,279 2,295 2,149	(1) (2) (3) (4)	107,290 68,940 68,666 64,298
Scott A. McDaniel	02/28/13			2,279	(2)	68,940

(1)	As of February 24, 2013, the following number of shares were withheld for taxes upon vesting of restricted stock awards: Mr. Frank (4,169 shares); Mr. Magusiak (4,169 shares); Mr. Cardinale (1,065 shares); and Mr. Forsythe (1,210 shares).
(2)	As of February 28, 2013, the following number of shares were withheld for taxes upon vesting of restricted stock awards: Mr. Frank (3,841 shares); Mr. Magusiak (3,715 shares); Ms. Kice (520 shares); Mr. Cardinale (935 shares); Mr. Forsythe (725 shares); and Mr. McDaniel (624 shares).
(3)	As of March 1, 2013, the following number of shares were withheld for taxes upon vesting of restricted stock awards: Mr. Frank (5,503 shares); Mr. Magusiak (4,952 shares); Ms. Kice (434 shares); Mr. Cardinale (897 shares); and Mr. Forsythe (730 share).
(4)	As of March 2, 2013, the following number of shares were withheld for taxes upon vesting of restricted stock awards: Mr. Frank (4,363 shares); Mr. Magusiak (4,363 shares); Mr. Cardinale (854 shares); and Mr. Forsythe (696 shares).
(5)	As of November 9, 2013, 175 shares of stock were withheld for taxes upon vesting of restricted stock for Ms. Kice.

Nonqualified Deferred Compensation

The following table sets forth unsecured, unfunded obligations of the Company to make payments of deferred compensation:

Name	Executive Contributions in Last Fiscal Year	Registrant Contribution in Last Fiscal Year		Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
	($)	($)		($)	($)	($)(3)
Richard M. Frank	—	20,997	(1)	—	—	214,423
Michael H. Magusiak	—	36,760	(2)	—	—	127,479

(1)	Pursuant to Mr. Frank’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 became payable to Mr. Frank in ten equal annual installments, without interest, with the first installment due upon termination of his employment at the end of the term of the agreement in March 2014 based on the terms set forth in such agreement. The entire amount of deferred compensation was deemed earned during the 2010 fiscal year. The Company was required to record an additional deferred compensation amount every year representing the imputed interest associated with the deferred compensation for Mr. Frank. The additional amount of $20,997 is included in the Summary Compensation Table as salary of Mr. Frank for the fiscal year 2013.
(2)	Pursuant to Mr. Magusiak’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would be payable to Mr. Magusiak in certain circumstances in ten equal annual installments, without interest, with the first installment due upon the Company’s termination of his employment, the end of the term of the agreement or a change of control based on the terms set forth in such agreement. At the closing of the Merger, Mr. Magusiak became entitled to the full $250,000 payment to be paid out in ten (10) pro rata, annual installments. During 2010, the Company recorded the actuarially determined present value of the estimated earned future benefit payments payable to Mr. Magusiak and was required to record an additional amount every year representing the additional prorated amount earned and the imputed interest associated with the previously earned deferred compensation for Mr. Magusiak. The additional amount of $36,760 is included in the Summary Compensation Table as salary for Mr. Magusiak for the fiscal year 2013.
(3)	This column represents the aggregate deferred accrued actuarially determined present value of estimated future benefit payments payable to Messrs. Frank and Magusiak pursuant to their respective employment agreements.

Narrative Disclosure to Nonqualified Deferred Compensation

Messrs. Frank and Magusiak are entitled to certain deferred compensation benefits pursuant to the terms of their respective employment agreements. The deferred compensation benefits are unsecured, unfunded obligations of the Company.

Under his employment agreement, Mr. Frank was entitled to deferred compensation payments equaling $25,000 per year for ten years, without interest, after the date he left the Company, upon the earlier of (i) the date his employment is terminated for any reason (including retirement, death, disability or as a result of a significant medical condition) or (ii) the end of the term of his employment agreement, March 31, 2014. The Company accrued the actuarially determined present value of the entire aggregate deferred compensation amount, or $162,393, during the fiscal year 2010, which was the year in which the Company entered into the employment agreement with Mr. Frank. During fiscal years 2011, 2012 and 2013, the Company recorded imputed interest associated with Mr. Frank’s previously earned deferred compensation of $10,016, $21,017 and $20,997, respectively. Such amounts have been included in the Summary Compensation Table as salary for Mr. Frank for the respective years. Each year until Mr. Frank’s termination or retirement, the Company accrued additional imputed interest costs associated with his deferred compensation.

Under his employment agreement, Mr. Magusiak was entitled to deferred compensation payments equaling $25,000 per year for ten years, without interest, after the date he left the Company, upon the earlier of (i) the date the Company terminates his employment for any reason, (ii) the end of the term of his employment agreement, March 31, 2016, (iii) the date he and the Company agree to terminate his employment due to a significant medical condition or (iv) a change of control. Upon Mr. Magusiak’s June 2014 resignation, he became entitled to a prorated amount payable in annual installments based on the percentage of completion of the term of his employment agreement when he left the Company.

The Company accrued $31,516, $33,336 and $36,760 during fiscal years 2011, 2012 and 2013, respectively, for Mr. Magusiak, which represents the actuarially determined present value of the prorated deferred compensation and the imputed interest associated with Mr. Magusiak’s previously earned deferred compensation. The Company accrued $25,867 during fiscal year 2010 for Mr. Magusiak, which represents the actuarially determined present value of the prorated earned deferred compensation utilizing the same assumptions used for GAAP financial reporting purposes. Such amounts are also included in the Summary Compensation Table as salary for Mr. Magusiak for the respective years. But for his June 2014 termination of employment, the Company would have also been required to accrue additional deferred compensation for future fiscal years in an amount equal to the prorated amounts Mr. Magusiak would have earned in such future fiscal years and would have accrued additional imputed interest cost associated with all such earned deferred compensation in future years.

Equity Compensation Plan Information

The following table sets forth information about equity awards under the Company’s equity compensation plans as of December 29, 2013:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)		(b)	(c)
Equity Compensation Plans Approved by Securityholders	564,413	(1)	—	1,006,749	(2)
Equity Compensation Plans Not Approved by Securityholders	—		—	—
Total	564,413		—	1,006,749

(1)	This number includes 515,404 shares of Common Stock issuable upon the vesting of awards granted under the Third Amended and Restated 2004 Restricted Stock Plan and 49,009 shares of Common Stock issuable upon the vesting of awards granted under the Second Amended and Restated Non-Employee Directors Restricted Stock Plan.
(2)	This number includes 942,811 shares of Common Stock available for future awards granted under the Third Amended and Restated 2004 Restricted Stock Plan, and 63,938 shares of Common Stock available for future awards granted under the Second Amended and Restated Non-Employee Directors Restricted Stock Plan.

Potential Payments upon Termination or Change-In-Control

During 2013, the Company provided benefits to certain of the named executive officers upon certain terminations of employment from the Company. These benefits were in addition to the benefits to which the executives would be entitled upon a termination of employment generally (i.e., vested stock options accrued as of the date of termination, restricted stock awards that are vested as of the date of termination, vested benefits, if any, in the Company’s 401(k) Plan, and the right to elect continued health coverage pursuant to COBRA). The incremental benefits that were payable to the named executive officers are described as follows:

Potential Termination Payments under Mr. Frank’s and Mr. Magusiak’s Employment Agreements

Under the terms of the respective employment agreements (the “Employment Agreements”), if Mr. Frank’s or Mr. Magusiak’s employment with the Company were terminated by the Company other than (i) for Cause (as defined therein), (ii) as a result of death, (iii) as a result of a “significant medical condition” (as defined below), or (iv) as a result of a “permanent disability” (as defined below), then Messrs. Frank and Magusiak would have each been entitled to receive a severance amount equal to $2,000,000, which would have been payable in cash in a lump sum within five business days of such date of termination. In addition, under his Employment Agreement, Mr. Frank was entitled to deferred compensation payments equaling $25,000 per year for ten years, without interest, after the date he left the Company, upon the earlier of (i) the date his employment is terminated for any reason (including retirement, death, disability or as a result of a significant medical condition) or (ii) the end of the term of his employment agreement. Under his Employment Agreement, Mr. Magusiak was entitled to deferred compensation payments equaling $25,000 per year for ten years, without interest, after the date he left the Company, upon the earlier of (i) the date the Company terminates his employment for any reason, (ii) the end of the term of his employment agreement, (iii) the date he and the Company agreed to terminate his employment due to a significant medical condition or (iv) a Change of Control. In the event Mr. Magusiak voluntarily terminated his employment with the Company for any reason (other than due to a significant medical condition) prior to a Change of Control, he would have been entitled to a prorated amount payable in annual installments based on the percentage of completion of the term of his Employment Agreement when he left the Company. The Company was also obligated to provide for each executive medical benefit coverage for each executive and his “Family” (as defined below) during the term of their employment agreements and, upon certain termination events, for up to ten years from the date of termination or until such executive and his Family become covered under a policy or plan providing substantially similar coverage by a new employer.

The following terms in the Employment Agreements have the following meanings:

•	“significant medical condition” means a major medical event involving Employee that causes Employee and the Board of Directors of the Company mutually to agree that Employee should no longer be employed by the Company;

•	“permanent disability” is defined as the inability by reason of any medically determined physical or mental impairment to perform the duties required for a period of 180 consecutive days in any 12 month period; and

•	“Family” is defined as his spouse, as well as his children until such time that his children are no longer eligible for coverage under the health insurance plan covering the Company employees or until they become covered under a policy or plan provided by their employer which provides substantially similar coverage and benefits.

The Employment Agreements also provided that each of Messrs. Frank and Magusiak would receive a lump sum cash payment of $3,000,000 in the event that a Change of Control (as defined below) occurred and his employment were terminated by the Company within one year after such a Change of Control or such executive voluntarily terminated his employment within one year after such a Change of Control. Each executive would also have been entitled to such payment if his employment were terminated for any reason prior to a Change of Control (whether or not the Change of Control ever occurs) and such termination were either (i) at the request or direction of a person who has entered into an agreement with the Company, the consummation of which would constitute a Change of Control or (ii) otherwise in connection with or in anticipation of a Change of Control. A “Change of Control” is deemed to have occurred with respect to the Company if any of the following occur: (i) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company’s Common Stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Company’s Common Stock immediately prior to such transaction have the same proportionate ownership of Common Stock of the surviving corporation immediately after such transaction; (ii) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (iii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Board of Directors by the individuals who were members of the Board of Directors for the immediately preceding two years (unless the election, or the nomination for election by the Company’s stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period); (v) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, as amended, and any successor statute) of an aggregate of 30% of the voting power of the Company’s outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Exchange Act, as amended, and any successor statute) who beneficially owned less than 15% of the voting power of the Company’s outstanding voting securities on the effective date of the Company’s Restricted Stock Plan, or the acquisition of beneficial ownership of an additional 15% of the voting power of the Company’s outstanding voting securities by any person or group who beneficially owned at least 15% of the voting power of the Company’s outstanding voting securities on the effective date of the Company’s Restricted Stock Plan, subject to certain exceptions; or (vi) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the company to a case under Chapter 7. In no event would the Company gross-up the executive’s respective severance amounts or any other amounts paid by the Company to the executives to satisfy any excise or similar taxes.

The Employment Agreements also provided that if the Company terminated Mr. Frank’s or Mr. Magusiak’s employment for any reason (including death or disability) or if Mr. Frank’s or Mr. Magusiak’s employment were terminated due to a significant medical condition during the term of his employment, any restricted stock awards that were not vested would become immediately vested at his termination of employment if they were granted at least one year prior to his termination, subject to any requirements of the restricted stock plan and satisfaction of any applicable performance-based criteria.

Potential Termination Payments to Other Named Executive Officers

During 2013, the Company’s other named executive officers were entitled to all base salary and other amounts actually earned, accrued or owing as of the date of termination, vested stock options accrued as of the date of termination, restricted stock awards that were vested as of the date of termination, vested benefits, if any, in the Company’s 401(k) Plan, and the right to elect continued health coverage pursuant to COBRA.

Vesting of Equity Awards Upon a Change in Control

Restricted Stock Plan

The Company’s restricted stock plan provided that all restricted stock awards outstanding would automatically become vested upon a Change of Control. For purposes of the restricted stock plan, a “Change of Control” meant any of the following: (i) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company’s Common Stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Company’s Common Stock immediately prior to such transaction have the same proportionate ownership of Common Stock of the surviving corporation immediately after such transaction; (ii) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (iii) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Board of Directors by the individuals (the “Continuing Directors”) who were members of the Board of Directors for the immediately preceding two years (unless the election, or the nomination for election by the Company’s stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such a period); (v) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, as defined in the restricted stock plan) of an aggregate of 30% of the voting power of the Company’s outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Exchange Act, as defined in the restricted stock plan) who beneficially owned less than 15% of the voting power of the Company’s outstanding voting securities on the date of this plan, or the acquisition of beneficial ownership of an additional 15% of the voting power of the Company’s outstanding voting securities by any person or group who beneficially owned at least 15% of the voting power of the Company’s outstanding voting securities on the date of this plan; however, that notwithstanding the foregoing, an acquisition would not constitute a Change of Control if the acquiror is (A) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, (B) a subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company or (C) any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or (vi) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7. In addition, the Company’s restricted stock plan provided that all accrued but unpaid dividends related to unvested restricted stock would be paid upon such time as the restricted stock vests, including upon a “Change of Control.”

The determination of the Compensation Committee appointed or designated by the Board of Directors to administer the restricted stock plan that any of the foregoing conditions had been met shall be binding and conclusive on all parties.

The table set forth below quantifies the additional benefits described above that would be paid to each named executive officer under the following termination scenario, assuming a termination of employment occurred on December 29, 2013.

Termination—Resulting from Other than Change in Control

Name	Severance Pay	Accelerated Vesting of Restricted Stock	Other Post-Termination Benefits and Pay(1)
	($)	($)	($)
Richard M. Frank (Executive Chairman)	2,000,000	2,111,502	163,399	(2)
Michael H. Magusiak (President and Chief Executive Officer)	2,000,000	2,950,684	344,506	(3)

(1)	This column represents the estimated costs associated with the continuation of medical benefits and deferred compensation post-termination pursuant to Messrs. Frank’s and Magusiak’s employment agreements.
(2)	This amount represents the estimated unearned costs associated with the continuation of medical benefits for Mr. Frank. Pursuant to Mr. Frank’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 became payable to Mr. Frank in ten equal annual installments, without interest, with the first installment due upon his termination of employment at the end of the term of the agreement in March 2014 based on the terms set forth in such agreement. The entire amount of deferred compensation was deemed earned during the 2010 fiscal year, therefore no deferred compensation amounts are reflected in the table.
(3)	This amount represents $253,688 in estimated costs associated with the continuation of medical benefits for Mr. Magusiak and $90,819 of unearned deferred compensation. Pursuant to Mr. Magusiak’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would have become payable to Mr. Magusiak in certain circumstances in ten equal annual installments, without interest, with the first installment due upon the Company’s termination of his employment, the end of the term of the employment agreement or a change of control based on the terms set forth in the agreement. At the closing of the Merger, Mr. Magusiak became entitled to the full $250,000 payment to be paid out in ten (10) pro rata, annual installments and post-termination health benefits based upon the percentage of completion of the term of his employment agreement when he left the Company. As of December 29, 2013, Mr. Magusiak had earned approximately 63% of the total deferred compensation amount, and as of his June 2014 resignation, he had earned approximately 70% of the total amount. This prorated earned amount is not reflected in the table; however, the unearned balance representing the actuarially determined present value of estimated unearned accelerated future deferred compensation benefits payable to Mr. Magusiak upon termination or resignation is reflected in the table.

The table set forth below quantifies the additional benefits described above that would be paid to each named executive officer under the following termination scenario, assuming a termination of employment occurred upon consummation of the Merger. The value of restricted stock awards eligible for automatic vesting in the event of a Change of Control is calculated by multiplying the number of shares of unvested restricted stock awards by the price per share paid in the Merger, which was $54.00, plus accumulated dividends payable in respect to such restricted stock.

Termination—Resulting from Change in Control

Name	Severance Pay	Accelerated Vesting of Stock Options	Accelerated Vesting of Restricted Stock	Other Post-Termination Benefits and Pay(1)
	($)	($)	($)	($)
Richard M. Frank (Executive Chairman)	3,000,000	—	5,108,643	163,399	(2)
Michael H. Magusiak (President and Chief Executive Officer)	3,000,000	—	6,984,612	344,506	(3)
Tiffany B. Kice (Chief Financial Officer)	—	—	1,088,389	—
J. Roger Cardinale (Executive Vice President)	—	—	2,109,617	—
Randy G. Forsythe (Executive Vice President)	—	—	1,392,885	—

(1)	This column represents the estimated costs associated with the continuation of medical benefits and unearned deferred compensation post-termination in the event of a change in control. These amounts represent the actuarially determined present value of estimated future benefit payments utilizing the same assumptions used for GAAP financial reporting purposes.
(2)	This amount represents the estimated unearned costs associated with the continuation of medical benefits for Mr. Frank. Pursuant to Mr. Frank’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 became payable to Mr. Frank in ten equal annual installments, without interest, with the first installment due upon his termination of employment at the end of the term of the agreement in March 2014 based on the terms set forth in such agreement. The entire amount of deferred compensation was deemed earned during the 2010 fiscal year, therefore no amounts are reflected in the table.
(3)	Pursuant to Mr. Magusiak’s employment agreement entered into on February 23, 2010, deferred compensation in the amount of $250,000 would have become payable to Mr. Magusiak in certain circumstances in ten equal annual installments, without interest, with the first installment due upon the Company’s termination of his employment, the end of the term of the employment agreement or a change of control based on the terms set forth in the agreement. At the closing of the Merger, Mr. Magusiak became entitled to the full $250,000 payment to be paid out in ten (10) pro rata, annual installments and post-termination medical benefits based upon the percentage of completion of the term of his employment agreement when he left the Company. As of December 29, 2013, Mr. Magusiak earned approximately 63% of the total deferred compensation amount, and as of his June 2014 resignation, he had earned approximately 70% of the total amount. This prorated earned amount is not reflected in the table; however, the estimated costs associated with the continuation of medical benefits of $253,688 and the unearned balance of $90,819 representing the actuarially determined present value of estimated unearned accelerated future deferred compensation benefits payable to Mr. Magusiak upon termination or resignation is reflected in the table.

2014 Terminations of Employment

In connection with his voluntary termination of employment in 2014, each of Messrs. Frank and Magusiak became entitled to the cash severance benefits described above.

Pursuant to the terms of his employment agreement, upon his termination of employment in March 2014, Mr. Frank became entitled to 10 years of continued medical benefit coverage for him and his Family (to be terminated earlier upon the date on which Mr. Frank and his Family become covered under a policy or plan paid for by a new employer providing substantially similar coverage and benefits), and the payment of his deferred compensation in the amount of $250,000 commenced in ten equal annual installments, without interest, with the first installment due upon his termination of employment. In addition, in connection with his retirement at the end of the term of his employment agreement, the unvested portion of his restricted stock award automatically vested.

Pursuant to the terms of his employment agreement, at the closing of the Merger, Mr. Magusiak became entitled to the full $250,000 payment to be paid out in ten (10) pro rata, annual installments, such amount to be paid in $25,000 installments, without interest, with the first such installment being paid within five business days of his employment termination and each subsequent installment of $25,000, or if less, the remaining amount owed, being paid on each anniversary of his date of employment termination. In addition, Mr. Magusiak became entitled to continued medical benefit coverage for him and his Family until the earlier of (i) the date on which Mr. Frank and his Family become covered under a policy or plan paid for by a new employer providing substantially similar coverage and benefits and (ii) December 2, 2022.

DIRECTOR COMPENSATION

In December 2012, the Compensation Committee retained Longnecker & Associates, an independent compensation consultant, for the purposes of: (i) a review and evaluation of the Company’s non-employee director cash and equity compensation, including a review and analysis of lead independent director and committee chair compensation; and (ii) to recommend any changes based on such analysis and review (the “2013 Longnecker Director Report”). Based on the recommendations of the 2013 Longnecker Director Report, in February 2013, the Compensation Committee recommended to the Board and the Board approved changes to non-employee director compensation for 2013. In 2013, each of the non-employee directors received a retainer of $25,000, $2,000 per regularly scheduled Board meeting for attendance (in person or telephonically), $2,000 per specially called meeting of the Board, for which attendance is requested in person or telephonically to address a significant issue outside of the normal course of business, and $1,250 per specially called committee meeting, for which attendance is requested in person or telephonically to address a significant issue outside of the normal course of business. In 2013, the Lead Independent Director received a retainer of $15,000 and the chairpersons of the committees of the Board received the following retainers: Audit Committee Chair: $15,000; Compensation Committee Chair: $7,500; and Nominating/Corporate Governance Committee Chair: $5,000. No changes to the annual restricted stock grant (discussed below) were recommended to or approved by the Compensation Committee.

In addition, the Company’s non-employee directors were entitled to receive grants of restricted stock awards under the Company’s Second Amended and Restated Non-Employee Directors Restricted Stock Plan. On the day a non-employee director was first elected or appointed to the Board of Directors, such non-employee director was granted a restricted stock award for the number of shares of Common Stock having a fair market value (as defined in the Second Amended and Restated Non-Employee Directors Restricted Stock Plan) as of the date of grant equal to $100,000 multiplied by a fraction the numerator of which is the number of days until the date of the next annual grant and the denominator of which is 365. Each January thereafter, a non-employee director who was previously elected to the Board of Directors and who continued to serve in such capacity would be granted a restricted stock award during each year of service on the Board for the number of shares of Common Stock having a fair market value (representing the average of the closing prices of the Common Stock as reported by the New York Stock Exchange for the five trading day period ending on and including the date of the stock award) as of the date of grant equal to $100,000. Each restricted stock award was scheduled to vest on each anniversary date of the award with respect to 25% of the amount of the grant for four consecutive anniversary dates so that the restricted stock award would be fully vested at the end of the fourth anniversary date of the date of grant. If a non-employee director ceased to be a director for any reason other than death prior to the fourth anniversary date of grant of a restricted stock award, such unvested shares would be forfeited; however, if a non-employee director ceased to be a director because of voluntary retirement after a lengthy period of service or because of health reasons, the non-employee directors, excluding the affected non-employee director, would consider whether or not to vest in full the affected non-employee director’s restricted stock that was awarded at least one year prior to the affected non-employee director’s cessation of board service. If a non-employee director ceased to be a director due to death, then all of such non-employee director’s restricted stock awards would immediately vest in full. Other directors, who were either officers or employees of the Company or its affiliates, did not receive separate compensation for their services as directors of the Company during fiscal 2013.

The following table sets forth information concerning compensation to each non-employee director of the Company during fiscal 2013:

Director Compensation for Fiscal 2013

Name	Fees Earned or Paid in Cash	Stock Awards	Total
(1)	($)(2)	($)(3)	($)
General (Ret) Tommy Franks	35,000	100,888	135,888
Tim T. Morris	35,000	100,888	135,888
Louis P. Neeb	40,000	100,888	140,888
Cynthia Pharr Lee	35,000	100,888	135,888
Bruce M. Swenson	50,000	100,888	150,888
Walter Tyree	35,000	100,888	142,138
Raymond E. Wooldridge	57,500	100,888	158,388

(1)	Messrs. Frank and Magusiak have been excluded from this table because each of such executive’s compensation is fully reflected in the Summary Compensation Table for executive officers. The non-employee directors had the following outstanding equity awards at the end of the 2013 fiscal year:

	Option Awards		Stock Awards
Name	Number of Shares Exercisable	Number of Shares Unexercisable	Number of Shares Unvested
	(#)	(#)	(#)
General (ret) Tommy Franks	—	—	7,190
Tim T. Morris	—	—	7,190
Louis P. Neeb	—	—	7,190
Cynthia Pharr Lee	—	—	7,190
Bruce M. Swenson	—	—	5,869
Walter Tyree	—	—	7,190
Raymond E. Wooldridge	—	—	7,190

(1)	The Company discontinued issuing stock options to its non-employee directors in 2005 and began granting restricted stock awards in 2006.
(2)	This column reports the amount of cash compensation earned in 2013 for Board of Directors and committee service.
(3)	This column represents the grant date fair value of restricted stock awarded under the Company’s Second Amended and Restated Non-Employee Directors Restricted Stock Plan computed in accordance with GAAP, which is calculated by multiplying the number of shares of restricted stock awarded by the closing market price of our Common Stock on the date of grant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We or one of our subsidiaries may occasionally enter into transactions with certain “related parties.” Related parties include its executive officers, directors, nominees for directors, a beneficial owner of 5% or more of our common stock and immediate family members of these parties. We refer to transactions involving amounts in excess of $120,000 and in which the related party has a direct or indirect material interest as “related party transactions.” Other than employment relationships described under “Executive Compensation,” we have not engaged in any related party transactions during the six months ended June 29, 2014 or the fiscal years ended December 29, 2013, December 30, 2012 or January 1, 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of September 30, 2014, relating to the beneficial ownership of the Company’s common stock by: (i) each director and named executive officer; (ii) the directors and the executive officers as a group; and (iii) each person, as that term is used in the Exchange Act, known to the Company to own beneficially five percent (5%) or more of the Company’s outstanding shares of common stock. Unless otherwise indicated, to the Company’s knowledge, each stockholder has sole voting and dispositive power with respect to the securities beneficially owned by that stockholder. Except as otherwise indicated, all stockholders set forth below have the same principal business address as the Company. On September 30, 2014, there were 200 shares of the Company’s common stock outstanding.

Name of Beneficial Owner	Number of Shares of Common Stock	Percentage of Outstanding Common Stock
Queso Holdings Inc.(1)	200	100%
Thomas Leverton	—	—
Temple Weiss	—	—
J. Roger Cardinale	—	—
Randy G. Forsythe	—	—
Lance A. Milken	—	—
James P. Chambers	—	—
Daniel E. Flesh	—	—
Allen R. Weiss	—	—
Directors and Executive Officers as a Group (8 persons)	—	—

(1)	AP VIII Queso Holdings, L.P. (“Queso LP”) is the sole shareholder of Queso Holdings, Inc. Apollo Management VIII, L.P. (“Management VIII”) is the manager of Queso LP. AIF VIII Management, LLC (“AIF VIII LLC”) is the general partner of Management VIII. Apollo Management, L.P. (“Apollo Management”) is the sole member-manager of AIF VIII LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control with respect to the shares of our common stock held of record by Queso Holdings, Inc. Each of Queso LP, Management VIII, AIF VIII LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP, disclaims beneficial ownership of the shares of our common stock owned of record by Queso Holdings, Inc., except to the extent of any pecuniary interest therein. The address of each of Queso Holdings, Inc., Queso LP, Management VIII, AIF VIII LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of the material terms of certain financing arrangements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents.

Senior Facilities

General

Our Senior Facilities provide for senior secured financing of up to $910 million, consisting of a term loan facility, in an aggregate principal amount of $760 million, with a maturity of seven years; and a revolving credit facility, in an aggregate principal amount of up to $150 million, with a maturity of five years, including both a letter of credit sub-facility and a swingline loan sub-facility. As of June 29, 2014, we had no borrowings outstanding under the revolving credit facility and $10.9 million of letters of credit issued but undrawn under the facility.

In addition, we may request one or more incremental term loan facilities and/or increase commitments under our revolving facility in an aggregate amount of up to the sum of (x) $200 million plus (y) such additional amount so long as, (i) in the case of loans under additional credit facilities that rank pari passu with the liens on the collateral securing the Senior Facilities, our consolidated net first lien senior secured leverage ratio would be no greater than 4.25 to 1.00 and (ii) in the case of loans under additional credit facilities that rank junior to the liens on the collateral securing the Senior Facilities, our consolidated total net secured leverage ratio would be no greater than 5.25 to 1.00, subject to certain conditions and receipt of commitments by existing or additional lenders.

All borrowings under our revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Proceeds of the term loans drawn on the closing date of the Transactions were used to fund a portion of the considerations for the Acquisition and to pay related fees and expenses. Proceeds of the revolving loans drawn after the closing date of the Transactions, swingline loans and letters of credit will be used for working capital and general corporate purposes.

Interest Rates and Fees

Borrowings under the Senior Facilities bear interest at a rate equal to, at our option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a 1.00% floor in the case of term loans or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of Deutsche Bank AG New York Branch and (iii) the one-month adjusted LIBOR plus 1.00%, in each case plus an applicable margin. The initial applicable margin for borrowings is 3.25% with respect to LIBOR borrowings and 2.25% with respect to base rate borrowings under the term loan facility and base rate borrowings and swingline borrowings under the revolving credit facility. The applicable margin for borrowings under term loan facility is subject to one step down based on our first lien senior secured leverage ratio and the applicable margin for borrowings under the revolving credit facility is subject to two step-downs based on our first lien senior secured leverage ratio.

In addition to paying interest on outstanding principal under the Senior Facilities, we are required to pay a commitment fee equal to 0.50% per annum to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The applicable commitment fee under the revolving credit facility is subject to one step-down based on our first lien senior secured leverage ratio. We are also required to pay customary agency fees as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for LIBOR rate borrowings on the dollar equivalent of the daily stated amount of outstanding letters of credit, plus such letter of credit issuer’s customary documentary and processing fees and charges and a fronting fee computed at a rate equal to 0.125% per annum on the daily stated amount of each letter of credit.

Amortization and Prepayments

The Senior Facilities require scheduled quarterly payments on the term loan in annual amounts equal to 1.0% of the original principal amount of the term loan for six years and three quarters, with the balance paid at maturity.

In addition, the Senior Facilities require us to prepay outstanding term loan borrowings, subject to certain exceptions, with:

•	25% (which percentage will be reduced to 0% if the consolidated net first lien senior secured leverage ratio is less than or equal to 3.50 to 1.00) of our annual excess cash flow, as defined under the Senior Facilities;

•	100% (which percentage will be reduced to 50% if the consolidated net first lien senior secured leverage ratio is less than or equal to 3.50 to 1.00) of the net cash proceeds of all non-ordinary course asset sales, other dispositions of property or certain casualty events, in each case subject to certain exceptions and provided that we may (a) reinvest within 12 months or (b) commit to reinvest those proceeds and so reinvest such proceeds within 18 months in assets to be used in its business, or certain other permitted investments; and

•	100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the Senior Facilities.

We may voluntarily repay outstanding loans under the Senior Facilities at any time, without prepayment premium or penalty except in connection with a repricing event as described below, subject to customary “breakage” costs with respect to LIBOR rate loans.

Any refinancing through the issuance or repricing amendment of any debt that results in a repricing event applicable to the term loans resulting in a lower yield occurring at any time during the first six months after the closing date will be accompanied by a 1.00% prepayment premium or fee, as applicable.

Collateral and Guarantors

All obligations under the Senior Facilities are unconditionally guaranteed by Holdings on a limited-recourse basis and each of our existing and future direct and indirect material, wholly owned domestic subsidiaries, subject to certain exceptions. The obligations are secured by a pledge of our capital stock and substantially all of our assets and those of each subsidiary guarantor, including capital stock of the subsidiary guarantors and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions. Such security interests consist of a first-priority lien with respect to the collateral.

Restrictive Covenants and Other Matters

Our revolving credit facility requires that we, after an initial grace period and subject to a testing threshold, comply on a quarterly basis with a maximum first lien net senior secured leverage ratio of 6.25 to 1.00. The testing threshold will be satisfied at any time at which the sum of outstanding revolving credit facility loans and swingline loans exceeds 30% of the outstanding commitments under the revolving credit facility at such time.

The Senior Facilities contain certain customary affirmative covenants and events of default. The negative covenants in the Senior Facilities include, among other things, limitations (none of which are absolute) on our ability to:

•	incur additional debt or issue certain preferred shares;

•	create liens on certain assets;

•	make certain loans or investments (including acquisitions);

•	pay dividends on or make distributions in respect of our capital stock or make other restricted payments;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	sell assets;

•	enter into certain transactions with our affiliates;

•	enter into sale-leaseback transactions;

•	change our lines of business;

•	restrict dividends from our subsidiaries or restrict liens;

•	change our fiscal year; and

•	modify the terms of certain debt or organizational agreements.

THE EXCHANGE OFFER

Terms of the Exchange Offer

The Issuer is offering to exchange its exchange notes for a like aggregate principal amount of its initial notes.

The exchange notes that the Issuer proposes to issue in this exchange offer will be substantially identical to the forms and terms of their initial notes except that, unlike its initial notes, the exchange notes (i) have been registered under the Securities Act and will be freely tradable by persons who are not affiliates of ours or subject to restrictions due to being a broker-dealer and (ii) are not entitled to the registration rights applicable to the initial notes under the Registration Rights Agreement. You should read the description of the exchange notes in the section in this prospectus entitled “Description of Notes.”

Initial notes may be exchanged only for a minimum principal denomination of $2,000 and in integral multiples of $1,000 in excess thereof.

The Issuer reserves the right in its sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on December 2, 2014, unless the Issuer extends it in its reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934.

The Issuer expressly reserves the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that they have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offer” have not been satisfied or waived by them. The Issuer will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. The Issuer will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require them to do otherwise.

The Issuer also expressly reserves the right to amend the terms of this exchange offer in any manner. If the Issuer makes any material change, it will promptly disclose this change in a manner reasonably calculated to inform the holders of its initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If the Issuer makes any material change to this exchange offer, it will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, the Issuer will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. The Issuer will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at DTC in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, the Issuer recommends that you use an overnight or hand-delivery service. If you choose the mail, the Issuer recommends that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to the Issuer. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on the Issuer’s books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (“FINRA”),

(2)	a commercial bank or trust company having an office or correspondent in the United States, or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(a)	by a registered holder or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at DTC, or

(b)	for the account of a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

If the letter of transmittal or any bond powers are signed by:

(1)	the registered holder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in DTC: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to the Issuer as determined in its sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by the Issuer, evidence satisfactory to it of its authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)	you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that the Issuer will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by them,

(2)	any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder,

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution of such exchange notes (within the meaning of the Securities Act) and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act,

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” (as defined in Rule 405 of the Securities Act), of the Issuer, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(5)	if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by the Issuer and the issuance of exchange notes in exchange therefor shall constitute performance in full by the Issuer of its obligations under the Registration Rights Agreement relating to the initial notes.

To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that the Issuer may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in DTC’s systems may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. To effectively tender the initial notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the initial notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that the Issuer may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2)	on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by the Issuer, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and the Issuer governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

The Issuer will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by the Issuer in its sole discretion. The Issuer’s determination will be final and binding.

The Issuer reserves the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in their opinion or their counsel’s opinion, be unlawful. The Issuer also reserves the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which the Issuer will not waive. If the Issuer waives a condition to this exchange offer, the waiver will be applied equally to all note holders. The Issuer’s interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as the Issuer shall determine. The Issuer, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. The Issuer and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, the Issuer will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if the Issuer gives oral or written notice of acceptance to the exchange agent.

The Issuer will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at DTC with an agent’s message, in each case, in form satisfactory to the Issuer and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint the Issuer’s designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the initial notes tendered. This proxy will be considered coupled with an interest in the initial tendered notes. This appointment will be effective only when, and to the extent that the Issuer accepts your notes in this exchange offer. All prior proxies on these initial notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. The Issuer’s designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if the Issuer is able to exercise full voting rights on the initial notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered notes for exchange by the Issuer.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn,

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at DTC to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

The Issuer will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and the Issuer’s determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “—Procedures for Tendering Initial Notes” above at any time on or before the expiration date.

Conditions to the Exchange Offer

The Issuer will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would reasonably be expected to impair the Issuer’s ability to proceed with this exchange offer,

(2)	there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes,

(3)	there is no stop order issued by the SEC or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for the Issuer’s exchange notes under the TIA and there are no proceedings initiated or, to the Issuer’s knowledge, threatened for that purpose,

(4)	there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair the Issuer’s ability to proceed with this exchange offer, and

(5)	the Issuer obtains all governmental approvals that it deems in its sole discretion necessary to complete this exchange offer.

These conditions are for the Issuer’s sole benefit. The Issuer may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if the Issuer determine in its reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If the Issuer waives a condition to this exchange offer, the waiver will be applied equally to all note holders. The Issuer will not be deemed to have waived its rights to assert or waive these conditions if it fails at any time to exercise any of them. Each of these rights will be deemed an ongoing right which the Issuer may assert at any time and from time to time.

If the Issuer determines that it may terminate this exchange offer because any of these conditions is not satisfied, it may:

(1)	refuse to accept and return to its holders any initial notes that have been tendered,

(2)	extend the exchange offer and retain all initial notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3)	waive any condition that has not been satisfied and accept all properly tendered initial notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

The Issuer will record the exchange notes at the same carrying value as the initial notes as reflected in the Issuer’s accounting records on the date of the exchange. Accordingly, the Issuer will not recognize any gain or loss for accounting purposes. The Issuer will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

The Issuer has appointed Wilmington Trust, National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By mail, hand or overnight delivery:

Wilmington Trust, National Association,

as Exchange Agent

Attention: Workflow Management, 5th Floor

Rodney Square North

1100 North Market Street

Wilmington, DE 19890

By facsimile:

Wilmington Trust, National Association,

as Exchange Agent

Attention: Exchanges

Rodney Square North

1100 North Market Street

Wilmington, DE 19890

Facsimile: 302-636-4139

Fees and Expenses

The Issuer will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

The Issuer will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, the Issuer will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. The Issuer will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to its customers.

The Issuer will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, the Issuer will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate the Issuer to register the initial notes under the Securities Act. You will not be able to require the Issuer to register your initial notes under the Securities Act unless:

(1)	the initial purchasers request the Issuer to register initial notes that are not eligible to be exchanged for exchange notes in the exchange offer; or

(2)	you are not eligible to participate in the exchange offer; or

(3)	you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

(4)	you are a broker-dealer and hold initial notes that are part of an unsold allotment from the original sale of the initial notes,

in which case the Registration Rights Agreement requires the Issuer to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. The Issuer does not currently anticipate that it will register under the Securities Act any initial notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF NOTES

General

On February 19, 2014, CEC Entertainment, Inc., a Kansas corporation (“CEC” or the “Issuer”) issued 8.000% Senior Notes due 2022 (the “notes”) under an indenture (the “indenture”) entered into by and among the Issuer, the Subsidiary Guarantors (as defined below) and Wilmington Trust, National Association, as Trustee. In this “Description of Notes,” (i) “we,” “us” and “our” mean the Issuer and its Subsidiaries and (ii) the term “Issuer” refers only to CEC, but not to any of its Subsidiaries. Copies of the indenture may be obtained from the Issuer upon request. For purpose of this “Description of Notes”, the term “notes” shall refer to both the initial notes and the exchange notes.

The following summary of certain provisions of the indenture and the notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements, including the definitions of certain terms therein and those terms made a part thereof by the TIA. Capitalized terms used in this “Description of Notes” section and not otherwise defined have the meanings set forth in the section “—Certain Definitions.”

The Issuer will issue exchange notes in exchange for initial notes, in an initial aggregate principal amount of up to $255 million. Following the Issue Date, the Issuer may issue additional notes from time to time. Any offering of additional notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The notes and any additional notes subsequently issued under the indenture may, at our election, be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that if the additional notes are not fungible with the notes for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number, if applicable. Unless the context otherwise requires, for all purposes of the indenture and this “Description of Notes,” references to the notes include any additional notes actually issued.

Principal of, premium, if any, and interest on the exchange notes will be payable, and the exchange notes may be exchanged or transferred, at the office or agency designated by the Issuer (which initially shall be the designated office or agency of the Trustee).

The exchange notes will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof; provided that notes may be issued in denominations of less than $2,000 solely to accommodate book-entry positions that have been created by a DTC participant in denominations of less than $2,000. No service charge will be made for any registration of transfer or exchange of exchange notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Exchange Notes

The notes will be senior obligations of the Issuer and will mature on February 15, 2022. Each note will bear interest at a rate of 8.000% per annum from the Issue Date or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on February 1 or August 1 immediately preceding the interest payment date on February 15 and August 15 of each year, commencing August 15, 2014.

Additional interest is payable with respect to the notes in certain circumstances if the Issuer does not consummate the exchange offer (or shelf registration, if applicable) as provided in the Registration Rights Agreement and as further described under “—The Exchange Offer.”

Optional Redemption

On or after February 15, 2017, the Issuer may redeem the notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by the Issuer by first-class mail, or delivered electronically if held by DTC, to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 15 of the years set forth below:

Period	Redemption Price
2017	106.000%
2018	104.000%
2019	102.000%
2020 and thereafter	100.000%

In addition, prior to February 15, 2017 the Issuer may redeem the notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by the Issuer by first-class mail, or delivered electronically if held by DTC, to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to February 15, 2017 the Issuer may redeem in the aggregate up to 40% of the original aggregate principal amount of the notes (calculated after giving effect to any issuance of additional notes) with the net cash proceeds of one or more Equity Offerings (1) by the Issuer or (2) by any direct or indirect parent of the Issuer to the extent the net cash proceeds thereof are contributed to the common equity capital of the Issuer or used to purchase Capital Stock (other than Disqualified Stock) of the Issuer, at a redemption price (expressed as a percentage of principal amount thereof) of 108.000%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 50% of the original aggregate principal amount of the notes (calculated after giving effect to any issuance of additional notes) must remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed, or delivered electronically if held by DTC, by the Issuer to each holder of notes being redeemed and otherwise in accordance with the procedures set forth in the indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof. In addition, any redemption described above or notice thereof may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering in the case of a redemption upon completion of an Equity Offering.

Selection

In the case of any partial redemption, selection of notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed (and the Issuer shall notify the Trustee of any such listing), or if the notes are not so listed, on a pro rata basis to the extent practicable or by lot or by such other method as the Trustee shall deem fair and appropriate (and, in such manner that complies with the requirements of DTC, if applicable); provided that no notes of $2,000 or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption so long as the Issuer has deposited with the paying agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Issuer may be required to offer to purchase notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” We may at any time, and from time to time, purchase notes in the open market or otherwise.

Ranking

The indebtedness evidenced by the notes and the Subsidiary Guarantees, respectively, will be senior Indebtedness of the Issuer and the Subsidiary Guarantors, respectively, will rank pari passu in right of payment with all existing and future senior Indebtedness of the Issuer and the Subsidiary Guarantors and will be senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer and the Subsidiary Guarantors.

As of June 29, 2014:

(1)	the Issuer and its Subsidiaries had $760 million in aggregate principal amount of Secured Indebtedness outstanding, all of which was outstanding under the Credit Agreement, and approximately $150 million of additional borrowings was available and undrawn under the Credit Agreement; and

(2)	the Issuer and its Subsidiaries had $255 million in aggregate principal amount of senior unsecured Indebtedness outstanding, including the notes.

Although the indenture limits the Incurrence of Indebtedness and the issuance of Disqualified Stock by the Issuer and its Restricted Subsidiaries, and the issuance of Preferred Stock by the Restricted Subsidiaries of the Issuer that are not Subsidiary Guarantors, such limitation is subject to a number of significant qualifications and exceptions. The Issuer and its Subsidiaries are able to Incur additional amounts of Indebtedness. Under certain circumstances the amount of such Indebtedness could be substantial and, subject to certain limitations, such Indebtedness may be Secured Indebtedness. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens.”

Unless a Subsidiary is a Subsidiary Guarantor, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary, generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Issuer, including holders of the notes. The notes, therefore, will be effectively subordinated to holders of indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of any Subsidiary of the Issuer that is not a Subsidiary Guarantor. As of the Issue Date, our only Subsidiaries that are not Subsidiary Guarantors will be (i) non-Wholly Owned Subsidiaries and (ii) Foreign Subsidiaries, as well as Domestic Subsidiaries (x) that own no material assets (directly or through their Subsidiaries) other than equity interests of one or more of Foreign Subsidiaries that are CFCs or (y) that are Subsidiaries of Foreign Subsidiaries, all of which, as of June 29, 2014, had no outstanding indebtedness, excluding intercompany obligations.

See “Risk Factors—Risks Related to Our Indebtedness and the Notes—The notes will be structurally subordinated to all liabilities of our non-guarantor subsidiaries.”

Subsidiary Guarantees

Each of the Issuer’s direct and indirect Wholly Owned Restricted Subsidiaries that are Domestic Subsidiaries (other than an Excluded Subsidiary) and that are borrowers or guarantors under the Credit Agreement jointly and severally irrevocably and unconditionally guarantee on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuer under the indenture and the notes, whether for payment of principal of, premium, if any, or interest or additional interest on the notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Subsidiary Guarantors being herein called the “Guaranteed Obligations”). Such Subsidiary Guarantors will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee in enforcing any rights under the Subsidiary Guarantees.

Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Risks Related to Our Indebtedness and the Notes—Because each subsidiary guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the subsidiary guarantors.” The Issuer will cause each Wholly Owned Restricted Subsidiary (other than an Excluded Subsidiary) that Incurs or guarantees certain Indebtedness of the Issuer or any of its Restricted Subsidiaries to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the notes on the same senior unsecured basis. See “—Certain Covenants—Future Subsidiary Guarantors.”

Each Subsidiary Guarantee will be a continuing guarantee and shall:

(1)	remain in full force and effect until payment in full of all the Guaranteed Obligations of such Subsidiary Guarantor;

(2)	subject to the next two succeeding paragraphs, be binding upon each such Subsidiary Guarantor and its successors; and

(3)	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Each Subsidiary’s Subsidiary Guarantee will be automatically released upon:

(1)	the sale, disposition, exchange or other transfer (including through merger, consolidation, amalgamation or otherwise) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary), of the applicable Subsidiary Guarantor if such sale, disposition, exchange or other transfer is made in a manner not in violation of the indenture;

(2)	the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary”;

(3)	the release or discharge of the guarantee by such Subsidiary Guarantor of the Credit Agreement or any other Indebtedness which resulted in the obligation to guarantee the notes;

(4)	the Issuer’s exercise of its legal defeasance option or covenant defeasance option as described under “—Defeasance” or if the Issuer’s obligations under the indenture are discharged in accordance with the terms of the indenture; and

(5)	the occurrence of a Covenant Suspension Event.

A Restricted Subsidiary’s Subsidiary Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof.

Change of Control

Upon the occurrence of a Change of Control, each holder will have the right to require the Issuer to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuer has previously or concurrently elected to redeem notes as described under “—Optional Redemption.”

In the event that at the time of such Change of Control, the terms of the Bank Indebtedness restrict or prohibit the repurchase of notes pursuant to this covenant, then prior to the mailing of the notice to holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Issuer shall:

(1)	repay in full all Bank Indebtedness or, if doing so will allow the purchase of notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender and/or noteholder who has accepted such offer; or

(2)	obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the notes as provided for in the immediately following paragraph.

See “Risk Factors—Risks Related to Our Indebtedness and the Notes—We may not be able to repurchase the notes upon a change of control.”

Within 30 days following any Change of Control, except to the extent that the Issuer has exercised its right to redeem the notes by delivery of a notice of redemption as described under “—Optional Redemption,” the Issuer shall mail, or deliver electronically if held by DTC, a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Issuer to repurchase such holder’s notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Issuer, consistent with this covenant, that a holder must follow in order to have its notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes properly tendered and not withdrawn under such Change of Control Offer.

If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described above, purchases all of the notes validly tendered and not withdrawn by such holders, the Issuer or such third party will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

Notes repurchased by the Issuer pursuant to a Change of Control Offer will have the status of notes issued but not outstanding or will be retired and canceled at the option of the Issuer. Notes purchased by a third party pursuant to the preceding paragraph will have the status of notes issued and outstanding.

The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Issuer and the initial purchasers. The Issuer has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer could decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuer’s capital structure or credit rating.

The occurrence of events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Bank Indebtedness of the Issuer may contain prohibitions on certain events which would constitute a Change of Control or require such Bank Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuer to repurchase the notes could cause a default under such Bank Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer’s ability to pay cash to the holders upon a repurchase may be limited by the Issuer’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—Risks Related to Our Indebtedness and the Notes—We may not be able to repurchase the notes upon a change of control.”

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Issuer and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” under New York law, which governs the indenture, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuer to repurchase such notes as a result of a sale, lease or transfer of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the indenture relating to the Issuer’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the indenture. If on any date following the Issue Date, (i) the notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the indenture then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the covenants specifically listed under the following captions in this “Description of Notes” section of this prospectus will not be applicable to the notes (collectively, the “Suspended Covenants”):

(1)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(2)	“—Limitation on Restricted Payments”;

(3)	“—Dividend and Other Payment Restrictions Affecting Subsidiaries”;

(4)	“—Asset Sales”;

(5)	“—Transactions with Affiliates”;

(6)	clause (4) of the first paragraph of “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”; and

(7)	“—Future Subsidiary Guarantors.”

If and while the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants, the notes will be entitled to substantially less covenant protection. In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants under the indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the notes below an Investment Grade Rating, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the indenture with respect to future events. The period of time between the Covenant Suspension Event and the Reversion Date is referred to in this description as the “Suspension Period.” The Issuer will provide the Trustee with notice of each Covenant Suspension Event or Reversion Date within five Business Days of the occurrence thereof.

On each Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to the first paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below or one of the clauses set forth in the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to the first or second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (c) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenant described under “—Limitation on Restricted Payments” had been in effect since the Issue Date and prior, but not during, the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under the first paragraph of “—Limitation on Restricted Payments.” As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Issuer or its Restricted Subsidiaries during the Suspension Period. Within 30 days of such Reversion Date, the Issuer must comply with the terms of the covenant described under “—Certain Covenants—Future Subsidiary Guarantors.”

For purposes of the “—Asset Sales” covenant, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

There can be no assurance that the notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The indenture provides that:

(1)	the Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	the Issuer will not permit any of the Restricted Subsidiaries (other than a Subsidiary Guarantor) to issue any shares of Preferred Stock;

provided, however, that the Issuer and any Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary of the Issuer that is not a Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, further, that any Restricted Subsidiary that is not a Subsidiary Guarantor may not incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock in excess of an amount, together with any Refinancing Indebtedness thereof pursuant to clause (o) below, equal to, after giving pro forma effect to such incurrence or issuance (including pro forma effect to the application of the net proceeds therefrom), the greater of $125 million and 0.70 multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount).

The foregoing limitations will not apply to:

(a)	the Incurrence by the Issuer or any Restricted Subsidiary of Indebtedness (including under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder) up to an aggregate principal amount outstanding at the time of Incurrence that does not exceed an amount equal to the sum of (x) $1,160 million plus (y) an additional aggregate principal amount of Consolidated Total Indebtedness that at the time of Incurrence does not cause the Senior Secured Leverage Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available, determined on a pro forma basis, to exceed 4.25 to 1.00 ; provided that for purposes of determining the amount of Indebtedness that may be incurred under clause (a)(y), all Indebtedness incurred under this clause (a) shall be treated as Secured Indebtedness constituting First-Priority Obligations;

(b)	the Incurrence by the Issuer and the Subsidiary Guarantors of Indebtedness represented by the notes and the Subsidiary Guarantees (including exchange notes and related guarantees thereof);

(c)	Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b));

(d) (1)

Indebtedness (including Capitalized Lease Obligations) Incurred by the Issuer or any Restricted Subsidiary, Disqualified Stock issued by the Issuer or any Restricted Subsidiary and Preferred Stock issued by any Restricted Subsidiary to finance (whether prior to or within 270 days after) the acquisition, lease, construction, repair, replacement or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock or Preferred Stock then outstanding and Incurred pursuant to this clause (d), together with any

Refinancing Indebtedness in respect thereof Incurred pursuant to clause (o) below, does not exceed the greater of $100 million and 6% of Total Assets at the time of Incurrence (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount); and

(2)	Capitalized Lease Obligations or other obligations or deferrals attributable to capital spending or other funds made available by food, beverage and packaging suppliers in connection with incentive arrangements or any sale and leaseback arrangements not in violation of the indenture;

(e)	Indebtedness Incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f)	Indebtedness arising from agreements of the Issuer or any Restricted Subsidiary providing for indemnification, adjustment of acquisition or purchase price or similar obligations (including earn-outs), in each case, Incurred or assumed in connection with the Transactions, any Investments or any acquisition or disposition of any business, assets or a Subsidiary not prohibited by the indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g)	Indebtedness of the Issuer to a Restricted Subsidiary; provided that (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Issuer and its Subsidiaries) any such Indebtedness owed to a Restricted Subsidiary that is not a Subsidiary Guarantor is subordinated in right of payment to the obligations of the Issuer under the notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h)	shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (h);

(i)	Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Issuer and its Subsidiaries), such Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (i);

(j)	Hedging Obligations that are not incurred for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales and, in each case, extensions or replacements thereof;

(k)	obligations (including reimbursement obligations with respect to letters of credit, bank guarantees, warehouse receipts and similar instruments) in respect of performance, bid, appeal and surety bonds, completion guarantees and similar obligations provided by the Issuer or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice;

(l)	Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (l), together with any Refinancing Indebtedness in respect thereof incurred pursuant to clause (o) below, does not exceed the greater of $150 million and 0.80 multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount) (it being understood that any Indebtedness Incurred pursuant to this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

(m)	Indebtedness or Disqualified Stock of the Issuer or any Restricted Subsidiary and Preferred Stock of any Restricted Subsidiary in an aggregate principal amount or liquidation preference at any time outstanding, together with Refinancing Indebtedness in respect thereof incurred pursuant to clause (o) hereof, not greater than 100.0% of the net cash proceeds received by the Issuer and its Restricted Subsidiaries since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or any direct or indirect parent entity of the Issuer (which proceeds are contributed to the Issuer or its Restricted Subsidiary) or cash contributed to the capital of the Issuer (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, the Issuer or any of its Subsidiaries) to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the third paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount) (it being understood that any Indebtedness incurred pursuant to this clause (m) shall cease to be deemed incurred or outstanding for purposes of this clause (m) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (m));

(n)

any guarantee by the Issuer or any Restricted Subsidiary of Indebtedness or other obligations of the Issuer or any Restricted Subsidiary so long as the Incurrence of such Indebtedness Incurred by the Issuer or such Restricted Subsidiary is permitted under the terms of the indenture; provided that (i) if such Indebtedness is by its express terms subordinated in right of payment to the notes or the Subsidiary Guarantee of the Issuer or such Restricted Subsidiary, as applicable, any such guarantee with respect to such Indebtedness shall be subordinated in right of payment to the notes or such Subsidiary Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the notes or the Subsidiary Guarantee, as applicable, and (ii) if such guarantee is of Indebtedness of the Issuer, such guarantee is

Incurred in accordance with, or not in contravention of, the covenant described under “—Future Subsidiary Guarantors” solely to the extent such covenant is applicable;

(o)	the Incurrence by the Issuer or any of the Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary that serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (a)(y), (b), (c), (d), (l), (m), (o), (p), (t), (w), (x) and (aa) of this paragraph up to the outstanding principal amount (or, if applicable, the liquidation preference face amount, or the like) or, if greater, committed amount (only to the extent the committed amount could have been Incurred on the date of initial Incurrence and was deemed Incurred at such time for the purposes of this covenant) of such Indebtedness or Disqualified Stock or Preferred Stock, in each case at the time such Indebtedness was Incurred or Disqualified Stock or Preferred Stock was issued pursuant to the first paragraph of this covenant or clauses (a)(y), (b), (c), (d), (l), (m), (o), (p), (t), (w), (x) and (aa) of this paragraph, or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, plus any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premiums), accrued and unpaid interest, expenses, defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date that is one year following the last maturity date of any notes then outstanding were instead due on such date (provided that this subclause (1) will not apply to any refunding or refinancing of any Secured Indebtedness);

(2)	to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the notes or a Subsidiary Guarantee, as applicable, such Refinancing Indebtedness is junior to the notes or the Subsidiary Guarantee, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(3)	shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of the Issuer or a Subsidiary Guarantor, or (y) Indebtedness of the Issuer or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

(p)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or any Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged, consolidated or amalgamated with or into the Issuer or any Restricted Subsidiary in accordance with the terms of the indenture; provided that after giving effect to such acquisition or merger, consolidation or amalgamation, either:

(1)	the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or

(2)	the Fixed Charge Coverage Ratio of the Issuer would be no less than immediately prior to such acquisition or merger, consolidation or amalgamation;

(q)	Indebtedness Incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse to the Issuer or any Restricted Subsidiary other than a Securitization Subsidiary (except for Standard Securitization Undertakings);

(r)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(s)	Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to Bank Indebtedness, in a principal amount not in excess of the stated amount of such letter of credit;

(t)	Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (t), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (t) and the principal amount of guarantees of Indebtedness of franchisees outstanding under clause (x)(i)(1) below, together with Refinancing Indebtedness in respect thereof Incurred pursuant to clause (o) hereof, does not exceed the greater of $75 million and 4.5% of Total Assets at the time of Incurrence (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount) (it being understood that any Indebtedness incurred pursuant to this clause (t) shall cease to be deemed incurred or outstanding for purposes of this clause (t) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (t));

(u)	Indebtedness of the Issuer or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(v)	Indebtedness consisting of Indebtedness issued by the Issuer or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent of the Issuer to the extent described in clause (4) of the third paragraph of the covenant described under “—Limitation on Restricted Payments”;

(w)	Indebtedness Incurred on behalf of, or representing guarantees of Indebtedness of, joint ventures of the Issuer and any Restricted Subsidiary; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (w), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (w), together with any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (o) hereof, does not exceed the greater of $150 million and 0.80 multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount) (it being understood that any Indebtedness incurred pursuant to this clause (w) shall cease to be deemed incurred or outstanding for purposes of this clause (w) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (w));

(x)

(i) guarantees by the Issuer or any Restricted Subsidiary of Indebtedness of franchisees in an aggregate principal amount not to exceed the sum of (1) an amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (x)(i)(1) and the aggregate principal amount of Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors outstanding under clause (t) above does not exceed the greater of $75 million and 4.5% of Total Assets at the time of Incurrence and (2) $25 million, in each case together with Refinancing Indebtedness in respect thereof Incurred pursuant to clause (o) hereof (plus, in the case of such Refinancing Indebtedness, the Additional Refinancing Amount) (it being understood that any Indebtedness incurred pursuant to this clause (x)(i) shall cease to be deemed incurred or outstanding for purposes of this clause (x)(i) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (x)(i)) and (ii) guarantees in the ordinary course of business of lease obligations of franchisees incurred in connection with the operation of franchises (including guarantees arising upon the disposition of stores to franchisees);

(y)	guarantees by the Issuer and its Restricted Subsidiaries of Indebtedness under customer financing lines of credit entered into in the ordinary course of business;

(z)	Indebtedness in respect of Obligations of the Issuer or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business and not in connection with the borrowing of money or any Hedging Obligations;

(aa)	Indebtedness of the Issuer or any Restricted Subsidiary owing to former franchisees representing the deferred purchase price (or a deferred portion of such purchase price) payable by the Issuer or any Restricted Subsidiary to such former franchisee in connection with the purchase by the Issuer or any such Restricted Subsidiary of one or more stores from such former franchisee in an aggregate principal amount for all such Indebtedness that, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (aa), together with any Refinancing Indebtedness in respect thereof incurred pursuant to clause (o) hereof, does not exceed $25 million at any one time outstanding (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount); and

(bb)	Indebtedness of the Issuer or any Restricted Subsidiary to or on behalf of any joint venture (regardless of the form of legal entity) that is not a Restricted Subsidiary arising in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the Issuer and its Restricted Subsidiaries.

For purposes of determining compliance with this covenant:

(1)	in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (bb) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, then the Issuer may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; provided that Indebtedness outstanding under the Credit Agreement on the Issue Date shall be incurred under clause (a) above and may not be reclassified;

(2)	at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the categories of Indebtedness described in the first paragraph of this covenant or clauses (a) through (bb) above (or any portion thereof) without giving pro forma effect to the Indebtedness Incurred pursuant to any other clause or paragraph above (or any portion thereof) when calculating the amount of Indebtedness that may be Incurred pursuant to any such clause or paragraph (or any portion thereof); and

(3)	in connection with the Incurrence or issuance, as applicable, of (x) revolving loan Indebtedness under the first paragraph of this covenant, (y) any Indebtedness under clause (a)(y) of the second paragraph of this covenant or (z) any Indebtedness, Disqualified Stock or Preferred Stock under clause (p) above, the Issuer or applicable Restricted Subsidiary may, by notice to the Trustee at any time prior to the actual Incurrence of such Indebtedness or issuance of such Disqualified Stock or Preferred Stock, as applicable, designate such Incurrence or issuance as having occurred on the date of such prior notice, and any related subsequent actual Incurrence or issuance will be deemed for all purposes under the indenture to have been Incurred on the date of such prior notice.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt. However, if the Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and the refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of the refinancing, the U.S. dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of the refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuer and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, will be calculated based on the currency exchange rate applicable to the currencies in which the respective Indebtedness is denominated that is in effect on the date of the refinancing.

Limitation on Restricted Payments

The indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of any of the Issuer’s or any of the Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Issuer (other than (A) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Issuer or any Subsidiary Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4)	make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction on a pro forma basis, the Issuer could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and the Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (6)(c), (8) and (13)(b) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1)	(a) $30 million plus (b) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from January 1, 2014 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash, received by the Issuer after the Issue Date (other than net proceeds to the extent such net proceeds have been used to incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (m) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of the Issuer or any direct or indirect parent entity of the Issuer (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to the Issuer or a Restricted Subsidiary), plus

(3)	100% of the aggregate amount of contributions to the capital of the Issuer received in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (m) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), plus

(4)	100% of the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the Issuer or any Restricted Subsidiary issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer (provided, in the case of any such parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)	100% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash received by the Issuer or any Restricted Subsidiary from:

(a)

the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer and the Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and the Restricted Subsidiaries by any Person (other than the Issuer or any Restricted Subsidiary) and from repayments of loans or advances, and releases of guarantees, which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) of the succeeding paragraph),

(b)	the sale (other than to the Issuer or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(c)	a distribution or dividend from an Unrestricted Subsidiary, plus

(6)	in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, the Fair Market Value (as determined in good faith by the Issuer) of the Investment of the Issuer or the Restricted Subsidiaries in such Unrestricted Subsidiary (which, if the Fair Market Value of such Investment shall exceed $25.0 million, shall be determined by the Board of Directors of the Issuer) at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) of the succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration thereof, if at the date of declaration or the giving notice of such irrevocable redemption, as applicable, such payment would have complied with the provisions of the indenture;

(2) (a)	the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Issuer, any direct or indirect parent of the Issuer or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer or contributions to the equity capital of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Issuer) (collectively, including any such contributions, “Refunding Capital Stock”),

(b)	the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of Refunding Capital Stock, and

(c)	if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph and not made pursuant to clause (2)(b), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3)	the redemption, repurchase, defeasance, or other acquisition or retirement of Subordinated Indebtedness of the Issuer or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Subsidiary Guarantor, which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a)

the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, plus any defeasance costs, fees and expenses incurred in connection therewith),

(b)	such Indebtedness is subordinated to the notes or the related Subsidiary Guarantee of such Subsidiary Guarantor, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(c)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the last maturity date of any notes then outstanding, and

(d)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is one year following the last maturity date of any notes then outstanding were instead due on such date;

(4)	a Restricted Payment to pay for the repurchase, retirement or other acquisition for value of Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by any future, present or former employee, director, officer, franchisee or consultant of the Issuer or any direct or indirect parent of the Issuer or any Subsidiary of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $20 million in any calendar year (which shall increase to $40 million subsequent to the consummation of an underwritten public Equity Offering of Capital Stock of the Issuer or any direct or indirect parent of the Issuer), with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years subject to a maximum of $40 million in any calendar year (which shall increase to $80 million subsequent to the consummation of an underwritten public Equity Offering of common stock); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by the Issuer or any of the Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) to employees, directors, officers, franchisees or consultants of the Issuer and the Restricted Subsidiaries or any direct or indirect parent of the Issuer that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under “—Limitation on Restricted Payments”), plus

(b)	the cash proceeds of key man life insurance policies received by the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) or the Restricted Subsidiaries after the Issue Date;

provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year; and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from any present or former employees, directors, officers, franchisees or consultants of the Issuer, any Restricted Subsidiary or the direct or indirect parents of the Issuer in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the indenture;

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any Restricted Subsidiary issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) (a)	the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(b)	a Restricted Payment to any direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Issuer issued after the Issue Date; provided that the aggregate amount of dividends declared and paid pursuant to this clause (b) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; and

(c)	the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) above of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions and treating such Designated Preferred Stock as Indebtedness for borrowed money for such purpose) on a pro forma basis (including a pro forma application of the net proceeds therefrom), the Issuer would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed the sum of (a) the greater of $75 million and 0.45 multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters and (b) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (7) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) of the definition of Permitted Investments and shall cease to have been made pursuant to this clause (7) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(8)	the payment of dividends after a public offering of Capital Stock of the Issuer or any direct or indirect parent of the Issuer on the Issuer’s Capital Stock (or a Restricted Payment to any such direct or indirect parent of the Issuer to fund the payment by such direct or indirect parent of the Issuer of dividends on such entity’s Capital Stock) of up to 6% per annum of Market Capitalization;

(9)	Restricted Payments that are made with (or in an aggregate amount that does not exceed the aggregate amount of) Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of $100 million and 0.60 multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters;

(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(12)	(a) with respect to any taxable period for which the Issuer and/or any of its Subsidiaries are members of a consolidated, combined, affiliated, unitary or similar income tax group for U.S. federal and/or applicable state or local income tax purposes of which a direct or indirect parent of the Issuer is the common parent, or for which the Issuer is a partnership or disregarded entity for U.S. federal income tax purposes that is wholly-owned (directly or indirectly) by a C corporation for U.S. federal and/or applicable state or local income tax purposes, distributions to any direct or indirect parent of the Issuer in an amount not to exceed the amount of any U.S. federal, state and/or local income taxes that the Issuer and/or its Subsidiaries, as applicable, would have paid for such taxable period had the Issuer and/or its Subsidiaries, as applicable, been a stand-alone corporate taxpayer or a stand-alone corporate group, and (b) with respect to any taxable period ending after the Issue Date for which the Issuer is a partnership or disregarded entity for U.S. federal income tax purposes (other than a partnership or disregarded entity described in clause (a)), distributions to any direct or indirect parent of the Issuer in an amount necessary to permit such direct or indirect parent of the Issuer to make a pro rata distribution to its owners such that each direct or indirect owner of the Issuer receives an amount from such pro rata distribution sufficient to enable such owner to pay its U.S. federal, state and/or local income taxes (as applicable) attributable to its direct or indirect ownership of the Issuer and its Subsidiaries with respect to such taxable period (assuming that each owner is subject to tax at the highest combined marginal federal, state, and/or local income tax rate applicable to any owner for such taxable period and taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes (and any limitations thereon), the alternative minimum tax, any cumulative net taxable loss of the Issuer for prior taxable periods ending after the Issue Date to the extent such loss is of a character that would allow such loss to be available to reduce taxes in the current taxable period (taking into account any limitations on the utilization of such loss to reduce such taxes and assuming such loss had not already been utilized) and the character (e.g., long-term or short-term capital gain or ordinary or exempt) of the applicable income);

(13)	any Restricted Payment, if applicable:

(a)	in amounts required for any direct or indirect parent of the Issuer to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of the Issuer and general corporate operating and overhead expenses of any direct or indirect parent of the Issuer in each case to the extent such fees and expenses are attributable to the ownership or operation of the Issuer, if applicable, and its Subsidiaries;

(b)	in amounts required for any direct or indirect parent of the Issuer, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any Restricted Subsidiary and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)	in amounts required for any direct or indirect parent of the Issuer to pay fees and expenses related to any equity or debt offering of such parent (whether or not successful);

(14)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(15)	purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Qualified Securitization Financing and the payment or distribution of Securitization Fees;

(16)	Restricted Payments by the Issuer or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(17)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “—Change of Control” and “—Asset Sales”; provided that all notes tendered by holders of the notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(18)	payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuer shall have made a Change of Control Offer (if required by the indenture) and that all notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value;

(19)	any Restricted Payment used to fund the Transactions and the payment of fees and expenses Incurred in connection with the Transactions or owed by the Issuer or any direct or indirect parent of the Issuer or Restricted Subsidiaries of the Issuer to Affiliates, and any other payments made, including any such payments made to any direct or indirect parent of the Issuer to enable it to make payments in connection with the consummation of the Transactions, whether payable on the Issue Date or thereafter, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”; and

(20)	any Restricted Payment made under the Acquisition Documents (as in effect on the Issue Date);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6)(b), (7), (10), (11) and (13)(b), no Default shall have occurred and be continuing or would occur as a consequence thereof; provided, further, that any Restricted Payments made with property other than cash shall be calculated using the Fair Market Value (as determined in good faith by the Issuer) of such property.

As of the Issue Date, all of the Subsidiaries of the Issuer will be Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)	(i) pay dividends or make any other distributions to the Issuer or any Restricted Subsidiary (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Issuer or any Restricted Subsidiary;

(b)	make loans or advances to the Issuer or any Restricted Subsidiary; or

(c)	sell, lease or transfer any of its properties or assets to the Issuer or any Restricted Subsidiary;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	(i) contractual encumbrances or restrictions in effect on the Issue Date and (ii) contractual encumbrances or restrictions pursuant to the Credit Agreement and the other Credit Agreement Documents and, in each case, any similar contractual encumbrances effected by any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings of such agreements or instruments;

(2)	the indenture, the notes (and any exchange notes) or the Subsidiary Guarantees;

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5)	contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9)	purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(11)	in the case of clause (c) of the first paragraph of this covenant, any encumbrance or restriction that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license (including without limitations, licenses of intellectual property) or other contracts;

(12)	any encumbrance or restriction of a Securitization Subsidiary effected in connection with a Qualified Securitization Financing; provided, however, that such restrictions apply only to such Securitization Subsidiary;

(13)	other Indebtedness, Disqualified Stock or Preferred Stock (a) of the Issuer or any Restricted Subsidiary that is a Subsidiary Guarantor or a Foreign Subsidiary or (b) of any Restricted Subsidiary that is not a Subsidiary Guarantor or a Foreign Subsidiary so long as such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or interest payments on the notes (as determined in good faith by the Issuer), provided that in the case of each of clauses (a) and (b), such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date by the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(14)	any Restricted Investment not prohibited by the covenant described under “—Limitation on Restricted Payments” and any Permitted Investment; or

(15)	any encumbrances or restrictions of the type referred to in clauses (a), (b) or (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (14) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

The indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Issuer or any Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Issuer’s or a Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Issuer or a Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee,

(b)	any notes or other obligations or other securities or assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received),

(c)	Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the Issuer and each other Restricted Subsidiary are released from any guarantee of payment of such Indebtedness in connection with the Asset Sale,

(d)	consideration consisting of Indebtedness of the Issuer (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the Issuer or any Restricted Subsidiary, and

(e)	any Designated Non-cash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this clause (e) that is at that time outstanding, not to exceed the greater of $75 million and 4.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after the Issuer’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to repay (i) Indebtedness constituting Bank Indebtedness and other Pari Passu Indebtedness that is secured by a Lien permitted under the indenture (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto), (ii) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor, (iii) Obligations under the notes or (iv) other Pari Passu Indebtedness (provided that if the Issuer or any Subsidiary Guarantor shall so reduce Obligations under unsecured Pari Passu Indebtedness under this clause (iv), the Issuer will equally and ratably reduce Notes Obligations as provided under “Optional Redemption,” through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof or, in the event that the notes were issued with significant original issue discount, 100% of the accreted value thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof (or, in the event that the notes were issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of notes), in each case other than Indebtedness owed to the Issuer or an Affiliate of the Issuer; or

(2)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer), assets, or property or capital expenditures, in each case (a) used or useful in a Similar Business or (b) that replace the properties and assets that are the subject of such Asset Sale or to reimburse the cost of any of the foregoing incurred on or after the date on which the Asset Sale giving rise to such Net Proceeds was contractually committed.

In the case of clause (2) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the 18-month anniversary of the date of the receipt of such Net Proceeds; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, then such Net Proceeds shall constitute Excess Proceeds unless the Issuer or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within six months of such cancellation or termination of the prior binding commitment; provided, further, that the Issuer or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale and to the extent such Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied or are not applied within 180 days of such Second Commitment, then such Net Proceeds shall constitute Excess Proceeds.

Pending the final application of any such Net Proceeds, the Issuer or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the indenture. Any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the second paragraph of this covenant (it being understood that any portion of such Net Proceeds used to make an offer to purchase notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $150 million, the Issuer shall make an offer to all holders of notes (and, at the option of the Issuer, to holders of any other Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of notes (and such other Pari Passu Indebtedness), that is at least $2,000 and an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event the notes or other Pari Passu Indebtedness were issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such other Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such other Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten

(10) Business Days after the date that Excess Proceeds exceeds $150 million by mailing, or delivered electronically if held by DTC, the notice required pursuant to the terms of the indenture, with a copy to the Trustee. To the extent that the aggregate amount of notes (and such other Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose that is not prohibited by the indenture. If the aggregate principal amount of notes (and such other Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee, upon receipt of notice from the Issuer of the aggregate principal amount to be selected, shall select the notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue thereof.

If more notes (and such other Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuer is required to purchase, selection of such notes for purchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed (and the Issuer shall notify the Trustee of any such listing), or if such notes are not so listed, on a pro rata basis to the extent practicable, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with the requirements of DTC, if applicable); provided that no notes of $2,000 or less shall be purchased in part. Selection of such other Pari Passu Indebtedness will be made pursuant to the terms of such other Pari Passu Indebtedness.

Notices of an Asset Sale Offer shall be mailed by the Issuer by first class mail, postage prepaid, or delivered electronically if held at DTC, at least 30 but not more than 60 days before the purchase date to each holder of notes at such holder’s registered address. If any note is to be purchased in part only, any notice of purchase that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased.

Transactions with Affiliates

The indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $25 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50 million, the Issuer delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Issuer, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Issuer and/or any of the Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) and any merger, consolidation or amalgamation of the Issuer and any direct parent of the Issuer; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Issuer and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the indenture and effected for a bona fide business purpose;

(2)	Restricted Payments permitted by the provisions of the indenture described above under the covenant “—Limitation on Restricted Payments” and Permitted Investments;

(3)	the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Issuer, any Restricted Subsidiary, or any direct or indirect parent of the Issuer;

(4)	transactions in which the Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(5)	payments or loans (or cancellation of loans) to officers, directors, employees or consultants which are approved by a majority of the Board of Directors of the Issuer in good faith;

(6)	any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by the Issuer;

(7)	the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under the terms of any stockholders or limited liability company agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date, and any transaction, agreement or arrangement described in this prospectus and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(8)	the execution of the Transactions, and the payment of all fees, expenses, bonuses and awards related to the Transactions, including fees to the Sponsors;

(9)	(a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture, which are fair to the Issuer and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Issuer, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business and consistent with past practice or industry norm;

(10)	any transaction effected as part of a Qualified Securitization Financing;

(11)	the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Person;

(12)

the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Issuer or any direct or indirect parent of the Issuer or of a Restricted Subsidiary, as appropriate, in good faith;

(13)	the entering into of any tax sharing agreement or arrangement that complies with clause (12) of the second paragraph of the covenant described under “—Limitation on Restricted Payments” and the performance under any such agreement or arrangement;

(14)	any contribution to the capital of the Issuer;

(15)	transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(16)	transactions between the Issuer or any Restricted Subsidiary and any Person, a director of which is also a director of the Issuer or any direct or indirect parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(17)	pledges of Equity Interests of Unrestricted Subsidiaries;

(18)	the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(19)	any employment agreements entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(20)	(x) the entering into of any agreement (and any amendment or modification of any such agreement so long as, in the good faith judgment of the Board of Directors of the Issuer, any such amendment or modification is not more disadvantageous, taken as a whole, to holders in any material respect as compared to the agreement as in effect on the Issue Date) to pay, and the payment of, monitoring, consulting, management, transaction, advisory or similar fees payable to the Sponsors in an aggregate amount in any fiscal year not to exceed the sum of (1) the greater of $1 million and 0.5% of EBITDA of the Issuer for such fiscal year, plus reasonable out-of-pocket costs and expenses in connection therewith and unpaid amounts accrued for prior periods; plus (2) any deferred fees (to the extent such fees were within such amount in clause (1) above originally) and (y) the payment of the present value of all amounts payable pursuant to any agreement described in clause (20)(x) in connection with the termination of such agreement;

(21)	payments by the Issuer or any of its Restricted Subsidiaries to any of the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors of the Issuer in good faith;

(22)	transactions undertaken in good faith (as certified by a responsible financial or accounting officer of the Issuer in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of the Issuer and its Subsidiaries and not for the purpose of circumventing any covenant set forth in the indenture; and

(23)	investments by the Sponsors in securities of the Issuer or any Restricted Subsidiary (and payment of reasonable out-of-pocket expenses incurred by the Sponsors in connection therewith) so long as (i) the investment is being generally offered to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Liens

The indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (except Permitted Liens) on any asset or property of the Issuer or such Restricted Subsidiary securing Indebtedness of the Issuer or a Restricted Subsidiary unless the notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the notes) the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien that is granted to secure the notes or any Subsidiary Guarantee under the preceding paragraph shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the notes or such Subsidiary Guarantee.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant, the Issuer may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will be entitled to only include the amount and type of such Lien or such item of Indebtedness secured by such Lien (or any portion thereof) in one of the categories of permitted Liens (or any portion thereof) described in the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant and, in such event, such Lien securing such item of Indebtedness (or any portion thereof) will be treated as being Incurred or existing pursuant to only such clause or clauses (or any portion thereof) or pursuant to the first paragraph hereof without giving pro forma effect to such item (or portion thereof) when calculating the amount of Liens or Indebtedness that may be Incurred pursuant to any other clause or paragraph.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of the Issuer, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness.”

Reports and Other Information

The indenture provides that notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Issuer will file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1)	within the time period specified in the SEC’s rules and regulations for non-accelerated filers, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form), except to the extent permitted to be excluded by the SEC;

(2)	within the time period specified in the SEC’s rules and regulations for non-accelerated filers, reports on Form 10-Q (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form), except to the extent permitted to be excluded by the SEC;

(3)	promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified in the SEC’s rules and regulations), such other reports on Form 8-K (or any successor or comparable form), except to the extent permitted to be excluded by the SEC; and

(4)	subject to the foregoing, any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of notes in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act, subject, in the case of any such information, certificates or reports provided prior to the effectiveness of the exchange offer registration statement or shelf registration statement, to exceptions and exclusions consistent with the presentation of financial and other information in this prospectus (including with respect to any periodic reports provided prior to effectiveness of the exchange offer registration statement or shelf registration statement, the omission of financial information required by Rule 3-10 under Regulation S-X promulgated by the SEC (or any successor provision)). In addition to providing such information to the Trustee, the Issuer shall make available to the holders, prospective investors, market makers affiliated with any initial purchaser of the notes and securities analysts the information required to be provided pursuant to clauses (1), (2) and (3) of this paragraph, by posting such information to its website or on IntraLinks or any comparable online data system or website.

If the Issuer has designated any of its Subsidiaries as an Unrestricted Subsidiary and if any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, would constitute a Significant Subsidiary of the Issuer, then the annual and quarterly information required by clauses (1) and (2) of the first paragraph of this covenant shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries.

Notwithstanding the foregoing, the Issuer will not be required to furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K prior to the effectiveness of the exchange offer registration statement or shelf registration statement, as applicable.

In the event that:

(a)	the rules and regulations of the SEC permit the Issuer and any direct or indirect parent of the Issuer to report at such parent entity’s level on a consolidated basis and such parent entity is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of the Issuer, or

(b)	any direct or indirect parent of the Issuer is or becomes a Subsidiary Guarantor of the notes,

consolidating reporting at the parent entity’s level in a manner consistent with that described in this covenant for the Issuer will satisfy this covenant, and the indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating the Issuer by furnishing financial information relating to such direct or indirect parent; provided that such financial information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and any of its Subsidiaries other than the Issuer and its Subsidiaries, on the one hand, and the information relating to the Issuer, the Subsidiary Guarantors and the other Subsidiaries of the Issuer on a standalone basis, on the other hand.

In addition, the Issuer will make such information available to prospective investors upon request. In addition, the Issuer has agreed that, for so long as any notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, it will furnish to the holders of the notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Issuer will be deemed to have furnished such reports referred to above to the Trustee and the holders if the Issuer has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, the requirements of this covenant shall be deemed satisfied prior to the commencement of the exchange offer contemplated by the Registration Rights Agreement relating to the notes or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offer registration statement and/or shelf registration statement in accordance with the provisions of such Registration Rights Agreement, and any amendments thereto, and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant and/or (2) the posting of reports that would be required to be provided to the holders on the Issuer’s website (or that of any of the Issuer’s parent companies). Furthermore, prior to the commencement of the exchange offer contemplated by the Registration Rights Agreement relating to the notes or the effectiveness of the shelf registration statement, the time requirements set forth in clause (2) of the first paragraph of this covenant shall be satisfied if the report on Form 10-Q for the fiscal quarter ending March 30, 2014 is filed within 75 days after the end of such fiscal quarter and the report on Form 10-Q for the fiscal quarter ending June 29, 2014 is filed within 60 days after the end of such fiscal quarter.

Future Subsidiary Guarantors

The indenture provides that the Issuer will cause each Wholly Owned Restricted Subsidiary that is not an Excluded Subsidiary and that guarantees or becomes a borrower under the Credit Agreement or that guarantees any other Indebtedness of the Issuer or any of the Subsidiary Guarantors to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the notes. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Subsidiary Guarantee shall be released in accordance with the provisions of the indenture described under “—Subsidiary Guarantees.”

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The indenture provides that the Issuer may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1)	the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company or similar entity organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Issuer or such Person, as the case may be, being herein called the “Successor Company”); provided that in the event that the Successor Company is not a corporation, a co-obligor of the notes is a corporation;

(2)	the Successor Company (if other than the Issuer) expressly assumes all the obligations of the Issuer under the indenture and the Registration Rights Agreement pursuant to supplemental indentures or other applicable documents or instruments in form reasonably satisfactory to the Trustee;

(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(a)	the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b)	the Fixed Charge Coverage Ratio would be no less than such ratio immediately prior to such transaction;

(5)	if the Issuer is not the Successor Company, each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations under the indenture and the notes; and

(6)	the Successor Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the indenture.

The Successor Company (if other than the Issuer) will succeed to, and be substituted for, the Issuer under the indenture and the notes, and in such event the Issuer will automatically be released and discharged from its obligations under the indenture and the notes. Notwithstanding the foregoing clauses (3) and (4), (a) the Issuer or any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to a Restricted Subsidiary, and (b) the Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another state of the United States, the District of Columbia or any territory of the United States (collectively, “Permitted Jurisdiction”) or may convert into a corporation, partnership or limited liability company, so long as the amount of Indebtedness of the Issuer and the Restricted Subsidiaries is not increased thereby. This “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuer and the Restricted Subsidiaries.

The indenture further provides that, subject to certain limitations in the indenture governing release of a Subsidiary Guarantee upon the sale or disposition of a Restricted Subsidiary of the Issuer that is a Subsidiary Guarantor, no Subsidiary Guarantor will, and the Issuer will not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)

either (a) such Subsidiary Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a company, corporation, partnership or limited liability company or similar entity organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof, (such

Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Subsidiary Guarantor”) and the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under the indenture the Registration Rights Agreement and the notes or the Subsidiary Guarantee, as applicable, pursuant to a supplemental indenture or other applicable documents or instruments in form reasonably satisfactory to the Trustee, or (b) such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “—Certain Covenants—Asset Sales”; and

(2)	the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

Subject to certain limitations described in the indenture, the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) will succeed to, and be substituted for, such Subsidiary Guarantor under the indenture and the notes or the Subsidiary Guarantee, as applicable, and such Subsidiary Guarantor will automatically be released and discharged from its obligations under the indenture and the notes or its Subsidiary Guarantee. Notwithstanding the foregoing, (1) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Subsidiary Guarantor in a Permitted Jurisdiction or may convert into a limited liability company, corporation, partnership or similar entity organized or existing under the laws of any Permitted Jurisdiction so long as the amount of Indebtedness of such Subsidiary Guarantor is not increased thereby and (2) a Subsidiary Guarantor may merge, amalgamate or consolidate with the Issuer or another Subsidiary Guarantor.

In addition, notwithstanding the foregoing, a Subsidiary Guarantor may consolidate, amalgamate or merge with or into or wind up into, liquidate, dissolve, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (collectively, a “Transfer”) to the Issuer or any Subsidiary Guarantor.

Defaults

An “Event of Default” is defined in the indenture as:

(1)	a default in any payment of interest (including any additional interest) on any note when due, continued for 30 days;

(2)	a default in the payment of principal or premium, if any, of any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure by the Issuer for 120 days after receipt of written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the notes then outstanding (with a copy to the Trustee) to comply with any of its obligations, covenants or agreements contained in the provisions of the indenture described in “Certain Covenants—Reports and Other Information”;

(4)	the failure by the Issuer or any Restricted Subsidiary for 60 days after written notice given by the Trustee or the holders of not less than 30% in principal amount of the notes then outstanding (with a copy to the Trustee) to comply with its other obligations, covenants or agreements (other than a default referred to in clauses (1), (2) and (3) above) contained in the notes or the indenture;

(5)	the failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $100 million or its foreign currency equivalent (the “cross-acceleration provision”);

(6)	certain events of bankruptcy, insolvency or reorganization of the Issuer or a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) (the “bankruptcy provisions”);

(7)	failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $100 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”); or

(8)	the Subsidiary Guarantee of a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) with respect to the notes ceases to be in full force and effect (except as contemplated by the terms thereof) or the Issuer or any Subsidiary Guarantor that qualifies as a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies or disaffirms its obligations under the indenture or any Subsidiary Guarantee with respect to the notes and such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (3) or (4) will not constitute an Event of Default until the Trustee or the holders of at least 30% in principal amount of outstanding notes notify the Issuer, with a copy to the Trustee, of the default and the Issuer does not cure such default within the time specified in clauses (3) or (4) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer) occurs and is continuing, the Trustee by notice to the Issuer or the holders of at least 30% in principal amount of outstanding notes by notice to the Issuer, with a copy to the Trustee, may declare the principal of, premium, if any, and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the notes, if within 20 days after such Event of Default arose the Issuer delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the notes as described above be annulled, waived or rescinded upon the happening of any such events.

In case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 30% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a Default occurs and is continuing and is actually known to a Trust Officer or the Trustee, the Trustee must mail, or deliver electronically if held by DTC, to each holder of the notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, the Issuer is required to deliver to the Trustee, annually, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the indenture, the notes and the Subsidiary Guarantees may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1)	reduce the amount of notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any note;

(3)	reduce the principal of or change the Stated Maturity of any note;

(4)	reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed as described under “—Optional Redemption” above;

(5)	make any note payable in money other than that stated in such note;

(6)	expressly subordinate the notes or any Subsidiary Guarantee to any other Indebtedness of the Issuer or any Subsidiary Guarantor;

(7)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(8)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, the Issuer and the Trustee may amend the indenture, the notes or the Subsidiary Guarantees to cure any ambiguity, omission, mistake, defect or inconsistency, to provide for the assumption by a Successor Company (with respect to the Issuer) of the obligations of the Issuer under the indenture and the notes, to provide for the assumption by a Successor Subsidiary Guarantor (with respect to any Subsidiary Guarantor), as the case may be, of the obligations of a Subsidiary Guarantor under the indenture and its Subsidiary Guarantee, to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code), to add a Subsidiary Guarantee or collateral with respect to the notes, to secure the notes, to add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any holder in any material respect, to conform the text of the indenture, Subsidiary Guarantees or the notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended by the Issuer to be a verbatim recitation of a provision of the indenture, Subsidiary Guarantees or the notes, as applicable, as stated in an Officers’ Certificate, to comply with any requirement of the SEC in connection with the qualification of the indenture under the TIA to effect any provision of the indenture or to make certain changes to the indenture to provide for the issuance of additional notes and exchange notes.

The consent of the noteholders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No director, officer, employee, manager, incorporator or holder of any Equity Interests in the Issuer or any direct or indirect parent companies, as such, will have any liability for any obligations of the Issuer or any Subsidiary Guarantor under the notes, the indenture or the Subsidiary Guarantees, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange notes in accordance with the indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a noteholder to pay any taxes required by law or permitted by the indenture. The Issuer is not required to transfer or exchange any notes selected for redemption or to transfer or exchange any notes for a period of 15 days prior to a selection of notes to be redeemed. The notes will be issued in registered form and the registered holder of a note will be treated as the owner of such note for all purposes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights and immunities of the Trustee and rights of registration or transfer or exchange of notes, as expressly provided for in the indenture) as to all outstanding notes when:

(1)

either (a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption;

(2)	the Issuer and/or the Subsidiary Guarantors have paid all other sums payable under the indenture; and

(3)	the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Defeasance

The Issuer at any time may terminate all of its obligations under the notes and the indenture with respect to the holders of the notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. The Issuer at any time may terminate its obligations under the covenants described under “—Certain Covenants” for the benefit of the holders of the notes, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under “—Defaults” (but only to the extent that those provisions relate to the Defaults with respect to the notes) and the undertakings and covenants contained under “—Change of Control” and “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”) for the benefit of the holders of the notes. If the Issuer exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of the covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6) (with respect only to Significant Subsidiaries), (7) or (8) under “—Defaults” or because of the failure of the Issuer to comply with clause (4) under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law); provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption. Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer.

Concerning the Trustee

Wilmington Trust, National Association is the Trustee under the indenture and has been appointed by the Issuer as registrar and a paying agent with regard to the notes.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Indebtedness will be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of such assets.

“Acquisition Documents” means the Agreement and Plan of Merger among Queso Holdings Inc., a Delaware corporation, Q Merger Sub Inc., a Kansas corporation, and the Issuer, and any other agreements or instruments contemplated thereby, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Additional Refinancing Amount” means, in connection with the Incurrence of any Refinancing Indebtedness, the aggregate principal amount of additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay accrued and unpaid interest, premiums (including tender premiums), expenses, defeasance costs and fees in respect thereof.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For the avoidance of doubt, neither the Issuer nor any Restricted Subsidiary will be deemed to “control” a franchise that is not a Subsidiary.

“Applicable Premium” means, with respect to any note on any applicable redemption date, as determined by the Issuer, the greater of:

(1)	1% of the then outstanding principal amount of the note; and

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note, at February 15, 2017 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on the note through February 15, 2017 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of the note.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of Sale/ Leaseback Transactions) outside the ordinary course of business of the Issuer or any Restricted Subsidiary (each referred to in this definition as a “disposition”); or

(2)	the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than:

(a)	a disposition of Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out property or equipment in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(d)	any disposition of assets of the Issuer or any Restricted Subsidiary or issuance or sale of Equity Interests of the Issuer or any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by the Issuer) of less than $100 million;

(e)	any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(f)	any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Issuer and the Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(g)	foreclosure or any similar action with respect to any property or other asset of the Issuer or any of the Restricted Subsidiaries;

(h)	any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j)	any sale of inventory or other assets in the ordinary course of business;

(k)	any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l)	any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater value or usefulness to the business of the Issuer and the Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(m)	a transfer of assets of the type specified in the definition of “Securitization Financing” (or a fractional undivided interest therein), including by a Securitization Subsidiary in a Qualified Securitization Financing;

(n)	any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including any Sale/Leaseback Transaction or asset securitization permitted by the indenture;

(o)	dispositions in connection with Permitted Liens;

(p)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(q)	the sale of any property in a Sale/Leaseback Transaction within twelve months of the acquisition of such property;

(r)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(s)	any surrender, expiration or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(t)	any disposition made pursuant to the Acquisition Documents (as in effect on the Issue Date);

(u)	any lease, sale, transfer or other disposition by the Issuer or any Restricted Subsidiary of a store of the Issuer or such Restricted Subsidiary so long as (1) such store was acquired by the Issuer or such Restricted Subsidiary from a franchisee with the intent of reselling such store and (2) such sale occurs within 12 months of the acquisition of such store by the Issuer or such Restricted Subsidiary;

(v)	any disposition in connection with refranchising activities or disposing of stores and related assets to franchisees;

(w)	dispositions of food, beverages and other goods held for sale or consumed in the ordinary course of operation of the dining and entertainment center business; and

(x)	any termination, non-renewal, expiration, amendment or other modification of franchise agreements or development agreements with franchisees of the Issuer or any Restricted Subsidiary.

“Bank Indebtedness” means any and all amounts payable under or in respect of (a) the Credit Agreement and the other Credit Agreement Documents, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof and (b) whether or not the Indebtedness referred to in clause (a) remains outstanding, if designated by the Issuer to be included in this definition, one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, reserve-based loans, securitization or receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person or any direct or indirect parent of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City or the place of payment.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock or shares;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided that obligations of the Issuer or its Restricted Subsidiaries, or of a special purpose or other entity not consolidated with the Issuer and its Restricted Subsidiaries, either existing on the Issue Date or created thereafter that (a) initially were not included on the consolidated balance sheet of the Issuer as capital lease obligations and were subsequently recharacterized as capital lease obligations or, in the case of such a special purpose or other entity becoming consolidated with the Issuer and its Restricted Subsidiaries were required to be characterized as capital lease obligations upon such consideration, in either case, due to a change in accounting treatment or otherwise, or (b) did not exist on the Issue Date and were required to be characterized as capital lease obligations but would not have been required to be treated as capital lease obligations on the Issue Date had they existed at that time, shall for all purposes not be treated as Capitalized Lease Obligations or Indebtedness.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of such Person and such Restricted Subsidiaries.

“Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or such local currencies held by an entity from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper issued by a corporation (other than an Affiliate of the Issuer) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7)	Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(8)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above; and

(9)	instruments equivalent to those referred to in clauses (1) through (8) above denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States of America to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“cash management services” means cash management services for collections, treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services), any demand deposit, payroll, trust or operating account relationships, commercial credit cards, merchant card, purchase or debit cards, non-card e-payables services, and other cash management services, including electronic funds transfer services, lockbox services, stop payment services and wire transfer services.

“Change of Control” means the occurrence of either of the following:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuer and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2)	the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation, amalgamation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Issuer.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of intangible assets, deferred financing fees and Capitalized Software Expenditures and amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including the interest component of Capitalized Lease Obligations and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding additional interest in respect of the notes, amortization of deferred financing fees and original issue discount, debt issuance costs, commissions, fees and expenses, expensing of any bridge, commitment or other financing fees and non-cash interest expense attributable to movement in mark to market valuation of Hedging Obligations or other derivatives (in each case permitted hereunder) under GAAP); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; plus

(3)	commissions, discounts, yield and other fees and charges Incurred in connection with any Securitization Financing which are payable to Persons other than the Issuer and the Restricted Subsidiaries; minus

(4)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)	any net after-tax extraordinary, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, any severance expenses, relocation expenses, restructuring expenses, curtailments or modifications to pension and post-retirement employee benefit plans, excess pension charges, any expenses related to any New Project or any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to facilities or stores closing costs, store rebranding costs, acquisition integration costs, facilities or stores opening costs, project start-up costs, business optimization costs, signing, retention or completion bonuses, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or issuance, repayment, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), and any fees, expenses, charges or change in control payments related to the Transactions (including any costs relating to auditing prior periods, any transition-related expenses, and transaction expenses incurred before, on or after the Issue Date), in each case, shall be excluded;

(2)	effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Subsidiaries and including, without limitation, the effects of adjustments to (A) deferred rent, (B) deferred franchise fees, (C) Capitalized Lease Obligations or other obligations or deferrals attributable to capital spending funds with suppliers or (D) any other deferrals of income) in amounts required or permitted by GAAP, resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(3)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)	any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations or fixed assets and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations or fixed assets shall be excluded;

(5)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by management of the Issuer) shall be excluded;

(6)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7)   (a) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period and (b) the Net Income for such Period shall include any dividend, distribution or other payment in cash (or to the extent converted into cash) received by the referent Person or a Subsidiary thereof (other than an Unrestricted Subsidiary of such referent Person) from any Person in excess of, but without duplication of, the amounts included in subclause (a);

(8)	solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)	an amount equal to the amount of Tax Distributions actually made to any parent or equity holder of such Person in respect of such period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10)	any impairment charges or asset write-offs, in each case pursuant to GAAP, and the amortization of intangibles and other fair value adjustments arising pursuant to GAAP shall be excluded;

(11)	any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(12)	any (a) non-cash compensation charges, (b) costs and expenses after the Issue Date related to employment of terminated employees, or (c) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any Restricted Subsidiary, shall be excluded;

(13)	accruals and reserves that are established or adjusted within 12 months after the Issue Date and that are so required to be established or adjusted in accordance with GAAP or as a result of adoption or modification of accounting policies shall be excluded;

(14)	(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded, (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included, (iii) the non-cash amortization of tenant allowances shall be excluded, (iv) cash received from landlords for tenant allowances shall be included and (v) to the extent not already included in Net Income, the cash portion of sublease rentals received shall be included (for the avoidance of doubt, the net effect of the adjustments in this clause (14)(a) as well as any related adjustments pursuant to clause (2) above shall be to compute rent expense and rental income on a cash basis for purposes of determining Consolidated Net Income) and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP and related interpretations shall be excluded;

(15)	any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded;

(16)	(a) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (i) not denied by the applicable carrier in writing within 180 days and (ii) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded and (b) amounts estimated in good faith to be received from insurance in respect of lost revenues or earnings in respect of liability or casualty events or business interruption shall be included (with a deduction for amounts actually received up to such estimated amount to the extent included in Net Income in a future period);

(17)	Capitalized Software Expenditures shall be excluded;

(18)	non-cash charges for deferred tax asset valuation allowances shall be excluded;

(19)	(A) franchise development fees received during the relevant period in advance of revenue recognition, for which recognition has been deferred under GAAP, shall be included in the relevant period, and (B) the amount of deferred franchise development fees recognized under GAAP during the relevant period shall be excluded to the extent such revenues were recognized in a prior period;

(20)	any other costs, expenses or charges resulting from store closures or sales, including income (or losses) from such store closures or sales, shall be excluded;

(21)	any deductions attributable to minority interests shall be excluded; and

(22)	any gain, loss, income, expense or charge resulting from the application of any LIFO shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries or Restricted Subsidiaries to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (4) and (5) of the definition of Cumulative Credit contained therein.

“Consolidated Non-Cash Charges” means, with respect to any Person for any period, the non-cash expenses (other than Consolidated Depreciation and Amortization Expense) of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, provided that if any such non-cash expenses represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA in such future period to the extent paid, but excluding from this proviso, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period.

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income, profits or capital, including, without limitation, state, franchise, property and similar taxes, foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum (without duplication) of (1) the aggregate principal amount of all outstanding Indebtedness of the Issuer and the Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of bankers’ acceptances and Indebtedness for borrowed money, plus (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and the Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in each case determined on a consolidated basis in accordance with GAAP.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means (i) the credit agreement to be entered into on the Issue Date among the Issuer, the guarantors named therein, the financial institutions named therein and Deutsche Bank AG, as administrative agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof (except to the extent any such refinancing, replacement or restructuring is designated by the Issuer to not be included in the definition of “Credit Agreement”) and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, securitization or receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by the Issuer) of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent of the Issuer (other than Disqualified Stock), that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person or any of its Restricted Subsidiaries, or

(3)	is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the earlier of the maturity date of the notes or the date the notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by such Person in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)	Consolidated Taxes; plus

(2)	Fixed Charges and costs of surety bonds in connection with financing activities; plus

(3)	Consolidated Depreciation and Amortization Expense; plus

(4)	Consolidated Non-Cash Charges; plus

(5)	any expenses or charges (other than Consolidated Depreciation and Amortization Expense) related to any issuance of Equity Interests, Investment, acquisition, New Project, disposition, recapitalization or the incurrence, modification or repayment of Indebtedness permitted to be incurred by the indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the Transactions, the notes or any Bank Indebtedness, (ii) any amendment or other modification of the notes or other Indebtedness, (iii) any additional interest in respect of the notes and (iv) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Securitization Financing; plus

(6)	business optimization expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, facility or store closures, facility or store consolidations, retention, severance, systems establishment costs, contract termination costs, future lease commitments and excess pension charges) and Pre-Opening Expenses; plus

(7)	the amount of loss or discount on sale of assets to a Securitization Subsidiary in connection with a Qualified Securitization Financing; plus

(8)	any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or a Subsidiary Guarantor or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit; plus

(9)	[reserved]; plus

(10)	the amount of any loss attributable to a New Project, until the date that is 12 months after the date of completing the construction, acquisition, assembling or creation of such New Project, as the case may be; provided that (a) such losses are reasonably identifiable and factually supportable and certified by a responsible financial or accounting officer of the Issuer and (b) losses attributable to such New Project after 12 months from the date of completing such construction, acquisition, assembling or creation, as the case may be, shall not be included in this clause (10); plus

(11)	the amount of any management, monitoring, consulting, transaction and advisory fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by the covenant described under “—Certain Covenants—Transactions with Affiliates,” including, if applicable, the amount of termination fee paid pursuant to clause (20) thereof; plus

(12)	with respect to any joint venture that is not a Subsidiary and solely to the extent relating to any net income referred to in clause (7) of the definition of “Consolidated Net Income,” an amount equal to the proportion of those items described in clauses (1) and (2) above relating to such joint venture corresponding to the Issuer’s and the Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Subsidiary); plus

(13)	one-time costs associated with commencing Public Company Compliance; plus

(14)	all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (1) to the “Summary Historical and Pro Forma Consolidated Financial Data” under “Summary” in the offering circular dated February 14, 2014 relating to the initial notes to the extent such adjustments, without duplication, continue to be applicable to such period; and

less, without duplication, to the extent the same increased Consolidated Net Income,

(15)	non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common Capital Stock or Preferred Stock of the Issuer or any direct or indirect parent of the Issuer, as applicable (other than Disqualified Stock), other than:

(1)	public offerings with respect to the Issuer’s or such direct or indirect parent’s common stock registered on Form S-4 or Form S-8;

(2)	issuances to any Subsidiary of the Issuer; and

(3)	any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the Issuer) received by the Issuer after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Issuer or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate.

“Excluded Subsidiary” means (a) each Unrestricted Subsidiary, (b) each Domestic Subsidiary that is not a Wholly Owned Subsidiary (for so long as such Subsidiary remains a non-Wholly Owned Subsidiary), (c) each Domestic Subsidiary that is prohibited from guaranteeing the notes by any requirement of law or that would require consent, approval, license or authorization of a governmental authority to guarantee the notes (unless such consent, approval, license or authorization has been received), (d) each Domestic Subsidiary that is prohibited by any applicable contractual requirement from guaranteeing the notes on the Issue Date or at the time such Subsidiary becomes a Subsidiary (to the extent not incurred in connection with becoming a Subsidiary and in each case for so long as such restriction or any replacement or renewal thereof is in effect), (e) any Foreign Subsidiary, (f) any Domestic Subsidiary (i) that owns no material assets (directly or through its Subsidiaries) other than equity interests of one or more Foreign Subsidiaries that are “controlled foreign corporations” within the meaning of Section 957 of the Code (“CFCs”) or (ii) that is a direct or indirect Subsidiary of a Foreign Subsidiary, (g) any Securitization Subsidiary and (h) any Subsidiary (other than a Significant Subsidiary) that (i) did not, as of the last day of the fiscal quarter of the Issuer most recently ended, have assets with a value in excess of 5.0% of the Total Assets or revenues representing in excess of 5.0% of total revenues of the Issuer and the Restricted Subsidiaries on a consolidated basis as of such date and (ii) taken together with all other such Subsidiaries being excluded pursuant to this clause (h), as of the last day of the fiscal quarter of the Issuer most recently ended, did not have assets with a value in excess of 10.0% of the Total Assets or revenues representing in excess of 10.0% of total revenues of the Issuer and the Restricted Subsidiaries on a consolidated basis as of such date.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“First-Priority Obligations” means (i) all Secured Bank Indebtedness, (ii) Other First-Priority Obligations and (iii) if such Hedging Obligations or obligations in respect of cash management services have been secured in the collateral that secures the First-Priority Obligations, all other obligations of the Issuer or any of its Restricted Subsidiaries in respect of Hedging Obligations or obligations in respect of cash management services in each case owing to a Person that is a holder of Secured Bank Indebtedness or an Affiliate of such holder on the Issue Date or at the time of entry into such Hedging Obligations or obligations in respect of cash management services.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of any Qualified Securitization Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

To the extent (i) the Issuer elects pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred or (ii) the Issuer or any Restricted Subsidiary elects to treat Indebtedness as having been occurred prior to the actual Incurrence thereof pursuant to clause (3) of the third paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, the Issuer shall deem all or such portion of such commitment or such Indebtedness, as applicable, as having been Incurred and to be outstanding for purposes of calculating the Fixed Charge Coverage Ratio for any period in which the Issuer makes any such election and for any subsequent period until such commitments or such Indebtedness, as applicable, are no longer outstanding.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officers’ Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event, and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (1) to the “Summary Historical and Pro Forma Consolidated Financial Data” under “Summary” in this prospectus to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuer in good faith.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of: (1) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs) of such Person for such period, and (2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of the indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations. The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such person in good faith.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder” or “noteholder” means the Person in whose name a note is registered on the registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)	the principal of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except any such balance that constitutes (i) a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business, (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and (iii) liabilities accrued in the ordinary course of business), which purchase price is due more than twelve months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by the Issuer) of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person;

provided, however, that, notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Securitization Financing; (5) trade and other ordinary course payables, accrued expenses and intercompany liabilities arising in the ordinary course of business; (6) obligations under the Acquisition Documents; (7) obligations in respect of Third Party Funds; (8) in the case of the Issuer and its Restricted Subsidiaries (x) all intercompany Indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business and (y) intercompany liabilities in connection with cash management, tax and accounting operations of the Issuer and its Restricted Subsidiaries; and (9) any obligations under Hedging Obligations; provided that such agreements are entered into for bona fide hedging purposes of the Issuer or its Restricted Subsidiaries (as determined in good faith by the board of directors or senior management of the Issuer, whether or not accounted for as a hedge in accordance with GAAP) and, in the case of any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement, such agreements are related to business transactions of the Issuer or its Restricted Subsidiaries entered into in the ordinary course of business and, in the case of any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement, such agreements substantially correspond in terms of notional amount, duration and interest rates, as applicable, to Indebtedness of the Issuer or its Restricted Subsidiaries Incurred without violation of the indenture.

Notwithstanding anything in the indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuer, qualified to perform the task for which it has been engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)	securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P, but excluding any debt securities or loans or advances between and among the Issuer and its Subsidiaries,

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss and any prepayments and other credits to suppliers made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)	the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less

(b)	the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by the Issuer) at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Issuer.

“Issue Date” means the date on which the notes were originally issued.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Issuer or any direct or indirect parent of the Issuer, as applicable, was approved by a vote of a majority of the directors of the Issuer or any direct or indirect parent of the Issuer, as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of the Issuer or any direct or indirect parent of the Issuer, as applicable.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the Issuer or any direct or indirect parent of the Issuer on the date of the declaration of the relevant dividend multiplied by (ii) the arithmetic mean of the closing prices per share of such Capital Stock for the 30 consecutive trading days immediately preceding the date of declaration of such dividend.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person and its Restricted Subsidiaries, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (including Tax Distributions and after taking into account any available tax credits or deductions and any tax sharing arrangements related solely to such disposition), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“New Project” means (x) each plant, facility, branch or store which is either a new plant, facility, branch or store or an expansion, relocation, remodeling, or substantial modernization of an existing plant, facility, branch or store owned by the Issuer or the Restricted Subsidiaries which in fact commences operations and (y) each creation (in one or a series of related transactions) of a business unit (including, without limitation, individual stores) to the extent such business unit commences operations or each expansion (in one or series of related transactions) of business into a new market.

“Notes Obligations” means Obligations in respect of the notes, the indenture and the Subsidiary Guarantees, including, for the avoidance of doubt, Obligations in respect of exchange notes and guarantees thereof.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the notes shall not include fees or indemnifications in favor of third parties other than the Trustee and the holders of the notes.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officers’ Certificate” means a certificate signed on behalf of the Issuer by two Officers of the Issuer, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, which meets the requirements set forth in the indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer.

“Other First-Priority Obligations” means other Indebtedness or Obligations of the Issuer and its Restricted Subsidiaries that are equally and ratably secured with Secured Bank Indebtedness.

“Pari Passu Indebtedness” means: (a) with respect to the Issuer, the notes and any Indebtedness which ranks pari passu in right of payment to the notes; and (b) with respect to any Subsidiary Guarantor, its Subsidiary Guarantee and any Indebtedness which ranks pari passu in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee.

“Permitted Holders” means, at any time, each of (i) the Sponsors, (ii) the Management Group, (iii) any Person that has no material assets other than the Capital Stock of the Issuer and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Issuer, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any of the other Permitted Holders specified in clauses (i), (ii) and (iii), holds more than 50% of the total voting power of the Voting Stock thereof and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i), (ii) and (iii) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Issuer (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than Permitted Holders specified in clauses (i), (ii) and (iii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Issuer or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Issuer or any Restricted Subsidiary in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the indenture;

(6)	loans and advances to officers, directors, employees or consultants of the Issuer or any of its Subsidiaries (i) in the ordinary course of business in an aggregate outstanding amount (valued at the time of the making thereof, and without giving effect to any write-downs or write-offs thereof) not to exceed the greater of $20 million and 1.25% of Total Assets at the time of Incurrence, (ii) in respect of payroll payments and expenses in the ordinary course of business and (iii) in connection with such person’s purchase of Equity Interests of the Issuer or any direct or indirect parent of the Issuer solely to the extent that the amount of such loans and advances shall be contributed to the Issuer in cash as common equity;

(7)	any Investment acquired by the Issuer or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by the Issuer or such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(9)	any Investment by the Issuer or any Restricted Subsidiary in a Similar Business having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the sum of (x) the greater of (i) $100 million and (ii) 0.60 multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(10)	additional Investments by the Issuer or any Restricted Subsidiary having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the sum of (x) the greater of (i) $175 million and (ii) 1.00 multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(11)	loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(12)	Investments the payment for which consists of Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments”;

(13)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (4), (6), (9)(b) and (16) of such paragraph);

(14)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing or other arrangements with other Persons;

(15)	guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Subsidiary Guarantors,” including, without limitation, any guarantee or other obligation issued or incurred under the Credit Agreement in connection with any letter of credit issued for the account of the Issuer or any of its Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit);

(16)	Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17)	any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness;

(18)	any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells Securitization Assets pursuant to a Securitization Financing;

(19)

additional Investments in joint ventures not to exceed, at any one time in the aggregate outstanding under this clause (19), the sum of (x) the greater of (i) $150 million and (ii) 0.80 multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the Fair Market Value of each Investment being measured at the time such Investment is made and without giving effect to subsequent changes in value); provided, however, that the Issuer or any Restricted Subsidiary may make additional Investments in joint ventures if the Senior Secured Leverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding such Investment is not greater than 4.00 to 1.00 on a pro forma basis after giving effect to such Investment as if it had occurred at the beginning of such four fiscal quarters; provided, further, however, that if any Investment pursuant to this clause (19) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (19) for so long as such Person continues to be the Issuer or a Restricted Subsidiary;

(20)	Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with the Issuer or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21)	Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers;

(22)	advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Issuer or its Restricted Subsidiaries;

(23)	any Investment in any Subsidiary of the Issuer or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(24)	guarantees of Indebtedness under customer financing lines of credit in the ordinary course of business;

(25)	loans to, or guarantees of loans to, franchisees in an aggregate principal amount at any time outstanding not to exceed the sum of (x) $100 million and (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such loans; provided, however, that if any Investment pursuant to this clause (25) is made in any Person that is not the Issuer or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the Issuer or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (25) for so long as such Person continues to be the Issuer or a Restricted Subsidiary; and

(26)	any purchase or acquisition by the Issuer or any Restricted Subsidiary of a store of the Issuer or such Restricted Subsidiary so long as (a) such store was acquired by the Issuer or such Restricted Subsidiary from a franchisee with the intent of reselling such store and (b) such sale occurs within 12 months of the acquisition of such store by the Issuer or such Restricted Subsidiary.

“Permitted Liens” means, with respect to any Person:

(1)

pledges or deposits and other Liens granted by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds, performance and return of money bonds, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet overdue by more than 30 days or that are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit, bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, trackage rights, special assessments, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) (A)	Liens on assets of a Subsidiary that is not a Subsidiary Guarantor securing Indebtedness of a Subsidiary that is not a Subsidiary Guarantor permitted to be Incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(B)	Liens securing (x) Indebtedness Incurred pursuant to clause (a) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) any other Indebtedness permitted to be Incurred under the Indenture if, as of the date such Indebtedness was Incurred, and after giving pro forma effect thereto and the application of the net proceeds therefrom, the Secured Leverage Ratio of the Issuer does not exceed 4.25 to 1.00; and

(C)	Liens securing Obligations in respect of Indebtedness permitted to be Incurred pursuant to clause (d), (l) (or (n) to the extent it guarantees any such Indebtedness), (p) or (t) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (provided that (i) in the case of clause (t), such Lien does not extend to the property or assets of any Subsidiary of the Issuer other than a Restricted Subsidiary that is not a Subsidiary Guarantor).

(7)	Liens existing on the Issue Date (other than Liens in favor of the lenders under the Credit Agreement);

(8)

Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (p) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (p) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) may not extend to any other property owned by the Issuer or any Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(9)	Liens on assets or property at the time the Issuer or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any Restricted Subsidiary; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (p) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (p) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) may not extend to any other property owned by the Issuer or any Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(10)	Liens securing Indebtedness or other obligations of the Issuer or a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	Liens securing Hedging Obligations not incurred in violation of the indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness (other than Hedging Obligations constituting Secured Bank Indebtedness);

(12)	Liens on inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of documentary letters of credit, bank guarantees or bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of the Restricted Subsidiaries;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or other obligations not constituting Indebtedness;

(15)	Liens in favor of the Issuer or any Subsidiary Guarantor;

(16)	Liens on assets of the type specified in the definition of “Securitization Financing” Incurred in connection with a Qualified Securitization Financing;

(17)	pledges and deposits and other Liens made in the ordinary course of business to secure liability to insurance carriers;

(18)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(19)	leases or subleases, and licenses or sublicenses (including with respect to intellectual property) granted to others in the ordinary course of business;

(20)

Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6), (7), (8), (9), (10), (11), (15) and (25) of this definition; provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that secured the original Lien (plus improvements on and accessions to such property, proceeds and products thereof, customary security deposits and any other assets pursuant to the after-acquired property clauses to the extent such assets secured (or would have secured) the Indebtedness being refinanced, refunded, extended, renewed or replaced), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount (or accreted value, if applicable)or, if greater, committed amount of the applicable Indebtedness described under clauses (6), (7), (8), (9), (10), (11), (15) and (25) at the time the original Lien became a Permitted Lien under the indenture, (B) unpaid accrued interest and premiums (including tender premiums), and (C) an amount necessary to pay any underwriting discounts, defeasance costs, commissions, fees and expenses related to such refinancing, refunding, extension, renewal or replacement; provided, further, however, that in the case of any Liens to secure any refinancing, refunding, extension or renewal of Indebtedness secured by a Lien referred to in clause (6)(B) or (6)(C), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension or renewal shall be deemed secured by a Lien under clause (6)(B) or (6)(C) and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause (6)(B) or (6)(C);

(21)	Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or such Restricted Subsidiary’s client at which such equipment is located;

(22)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into in the ordinary course of business;

(24)	Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(25)	other Liens securing obligations the outstanding principal amount of which does not, taken together with the principal amount of all other obligations secured by Liens incurred under this clause (25) that are at that time outstanding, exceed the greater of $150 million and 0.80 multiplied by the Pro Forma EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such four fiscal quarters;

(26)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement securing obligations of such joint venture or pursuant to any joint venture or similar agreement;

(27)	any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary, under any indenture issued in escrow pursuant to customary escrow arrangements pending the release thereof, or under any indenture pursuant to customary discharge, redemption or defeasance provisions;

(28)	Liens (i) arising by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business or (iii) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(29)	Liens (i) in favor of credit card companies pursuant to agreements therewith and (ii) in favor of customers;

(30)

Liens disclosed by the title insurance policies delivered on (with respect to all mortgages delivered on the Issue Date) or subsequent to the Issue Date and pursuant to the Credit Agreement and any replacement, extension or renewal of any such Lien; provided that such replacement, extension or renewal Lien shall not cover any property other than the property that was subject to such Lien prior to such replacement, extension or renewal; provided, further, that the Indebtedness and other obligations secured by such replacement, extension or renewal Lien are permitted under the indenture;

(31)	Liens that are contractual rights of set-off relating to purchase orders and other agreements entered into with customers, suppliers or service providers of the Issuer or any Restricted Subsidiary in the ordinary course of business;

(32)	in the case of real property that constitutes a leasehold interest, any Lien to which the fee simple interest (or any superior leasehold interest) is subject;

(33)	Liens in respect of Third Party Funds;

(34)	agreements to subordinate any interest of the Issuer or any Restricted Subsidiary in any accounts receivable or other prices arising from inventory consigned by the Issuer or any such Restricted Subsidiary pursuant to an agreement entered into in the ordinary course of business;

(35)	Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (4) of the definition thereof; and

(36)	Liens securing insurance premium financing arrangements; provided that such Liens are limited to the applicable unearned insurance premiums.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Pre-Opening Expenses” means, with respect to any fiscal period, the amount of expenses (other than interest expense) incurred with respect to stores which are classified as “pre-opening expenses” or “store-opening costs” (or any similar or equivalent caption) on the applicable financial statements of the Issuer and its Subsidiaries for such period, prepared in accordance with GAAP.

“Pro Forma EBITDA” means, with respect to any Person, at any date, the EBITDA of such Person for the full four fiscal quarters for which internal financial statements are available immediately preceding such date, subject to the following adjustments. In the event that the Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which Pro Forma EBITDA is being calculated but prior to the event for which the calculation of Pro Forma EBITDA is made (the “Pro Forma EBITDA Calculation Date”), then Pro Forma EBITDA shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Pro Forma EBITDA Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then Pro Forma EBITDA shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then Pro Forma EBITDA shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officers’ Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event, and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (1) to the “Summary Unaudited Pro Forma Consolidated Financial Data” under “Summary” in the offering circular dated February 14, 2014 relating to the initial notes to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Pro Forma EBITDA Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuer in good faith.

“Public Company Compliance” means compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, the provisions of the Securities Act and the Exchange Act, and the rules of national securities exchange listed companies (in each case, as applicable to companies with equity or debt securities held by the public), including procuring directors’ and officers’ insurance, legal and other professional fees, and listing fees.

“Qualified Securitization Financing” means any Securitization Financing of a Securitization Subsidiary that meets the following conditions:

(1)	the Board of Directors of the Issuer shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Securitization Subsidiary;

(2)	all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at Fair Market Value (as determined in good faith by the Issuer); and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) and may include Standard Securitization Undertakings.

The grant of a security interest in any Securitization Assets of the Issuer or any Restricted Subsidiary (other than a Securitization Subsidiary) to secure Bank Indebtedness, Indebtedness in respect of the notes or any Refinancing Indebtedness with respect to the notes shall not be deemed a Qualified Securitization Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the notes for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15cs-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer or any direct or indirect parent of the Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Restricted Cash” means cash and Cash Equivalents held by Restricted Subsidiaries that would appear as “restricted” on a consolidated balance sheet of the Issuer or any of its Restricted Subsidiaries.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Issuer.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or such Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary leases it from such Person, other than leases between the Issuer and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (6) of the definition of Permitted Liens, as designated by the Issuer to be included in this definition.

“Secured Indebtedness” means any Consolidated Total Indebtedness secured by a Lien.

“Secured Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) less the amount of cash and Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any Restricted Subsidiary

Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officers’ Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event, and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (1) to the “Summary Unaudited Pro Forma Consolidated Financial Data” under “Summary” in the offering circular dated February 14, 2014 relating to the initial notes to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Secured Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuer in good faith.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Securitization Assets” means any of the following assets (or interests therein) from time to time originated, acquired or otherwise owned by the Issuer or any Restricted Subsidiary or in which the Issuer or any Restricted Subsidiary has any rights or interests, in each case, without regard to where such assets or interests are located: (1) accounts receivable (including any bills of exchange), (2) franchise fee payments and other revenues related to franchise agreements, (3) royalty and other similar payments made related to the use of trade names and other intellectual property, business support, training and other services, (4) revenues related to distribution and merchandising of the products of the Issuer and the Restricted Subsidiaries, (5) rents, real estate taxes and other non-royalty amounts due from franchisees, (6) intellectual property rights relating to the generation of any of the foregoing types of assets, (7) parcels of or interests in real property, together with all easements, hereditaments and appurtenances thereto, all improvements and appurtenant fixtures and equipment, incidental to the ownership, lease or operation thereof and (8) any other assets and property to the extent customarily included in securitization transactions of the relevant type in the applicable jurisdictions (as determined by the Issuer in good faith).

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Securitization Financing.

“Securitization Financing” means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries); and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging Obligations entered into by the Issuer or any such Subsidiary in connection with such Securitization Assets.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” means a Wholly Owned Restricted Subsidiary (or another Person formed for the purposes of engaging in Qualified Securitization Financing with the Issuer in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any such Subsidiary transfers Securitization Assets and related assets) which engages in no activities other than in connection with the financing of Securitization Assets of the Issuer and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Issuer (as provided below) as a Securitization Subsidiary and:

(a)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any other Restricted Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Issuer or any other Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Issuer or any other Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b)	with which neither the Issuer nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms which the Issuer reasonably believes to be no less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer (other than pursuant to Standard Securitization Undertakings); and

(c)	to which neither the Issuer nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results (other than pursuant to Standard Securitization Undertakings).

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Senior Secured Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries constituting First-Priority Obligations as of such date of calculation (determined on a consolidated basis in accordance with GAAP) less the amount of cash and Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Senior Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Senior Secured Leverage Ratio is made (the “Senior Secured Leverage Calculation Date”), then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officers’ Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the Issuer or any Restricted Subsidiary has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Senior Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable four-quarter period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officers’ Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable event, and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote (1) to the “Summary Unaudited Pro Forma Consolidated Financial Data” under “Summary” in the offering circular dated February 14, 2014 relating to the initial notes to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Senior Secured Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Issuer in good faith.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC (or any successor provision).

“Similar Business” means any business, the majority of whose revenues are derived from (i) the business or activities of the Issuer and its Subsidiaries as of the Issue Date, (ii) any business that is a natural outgrowth or a reasonable extension, development or expansion of any such business or any business similar, reasonably related, incidental, complementary or ancillary to any of the foregoing or (iii) any business that in the Issuer’s good faith business judgment constitutes a reasonable diversification of business conducted by the Issuer and its Subsidiaries.

“Sponsors” means (i) one or more investment funds affiliated with Apollo Global Management, LLC and any of their respective Affiliates other than any portfolio companies (collectively, the “Apollo Sponsors”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with the Apollo Sponsors; provided that any Apollo Sponsor (x) owns a majority of the voting power and (y) controls a majority of the Board of Directors of the Issuer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Issuer or any Subsidiary thereof which the Issuer has determined in good faith to be customary in a Securitization Financing including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to the Issuer, any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the notes, and (b) with respect to any Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor which is by its terms subordinated in right of payment to its Subsidiary Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantee” means any guarantee of the obligations of the Issuer under the indenture and the notes by any Subsidiary Guarantor in accordance with the provisions of the indenture.

“Subsidiary Guarantor” means any Subsidiary that Incurs a Subsidiary Guarantee; provided that upon the release or discharge of such Person from its Subsidiary Guarantee in accordance with the indenture, such Subsidiary ceases to be a Subsidiary Guarantor.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “—Certain Covenants—Limitation on Restricted Payments.”

“Third Party Funds” means any accounts or funds, or any portion thereof, received by the Issuer or any of its Subsidiaries as agent on behalf of third parties in accordance with a written agreement that imposes a duty upon the Issuer or one or more of its Subsidiaries to collect and remit those funds to such third parties.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the indenture.

“Total Assets” means the total consolidated assets of the Issuer and the Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuer, without giving effect to any impairment or amortization of the amount of intangible assets since December 29, 2013, calculated on a pro forma basis after giving effect to any subsequent acquisition or disposition of a Person or business.

“Transactions” means the transactions described under “Summary—Transactions.”

“Treasury Rate” means, as of the applicable redemption date, as determined by the Issuer, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 15, 2017; provided, however, that if the period from such redemption date to February 15, 2017, as applicable, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means:

(1)	any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2)	who shall have direct responsibility for the administration of the indenture.

“Trustee” means the party named as such in the indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary;

The Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless at the time of such designation such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Restricted Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated, in each case at the time of such designation; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of the Restricted

Subsidiaries unless otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”; provided, further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1)	the Issuer could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries would be no less than such ratio immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors or any committee thereof of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM OF SECURITIES

Except as set forth below, the exchange notes will initially be issued as registered, global notes in global form without coupons (“Global Notes”). Each Global Note shall be deposited with the Trustee, as custodian for, and registered in the name of DTC or a nominee thereof. The initial notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, the Global Notes may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below.

The Global Notes

The Issuer expects that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary (“participants”) and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC or its nominee is the registered owner or Holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, and premium (if any) and interest (including additional interest, if any) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Issuer, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

The Issuer expects that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest (including additional interest, if any) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Issuer also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised the Issuer that it will take any action permitted to be taken by a Holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

DTC has advised the Issuer as follows: DTC is a limited-purpose trust company organized under New York banking law, a “banking organization” within the meaning of the New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of the Issuer, the Trustee or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

A Global Note is exchangeable for certificated notes in fully registered form without interest coupons (“Certificated Securities”) only in the following limited circumstances:

•	DTC notifies the Issuer that it is unwilling or unable to continue as depositary for the Global Note and the Issuer fails to appoint a successor depositary within 90 days of such notice, or

•	there shall have occurred and be continuing an event of default with respect to the notes under the indenture and DTC shall have requested the issuance of Certificated Securities.

Certificated Securities may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations relevant to the exchange of initial notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes acquired by U.S. Holders and non-U.S. Holders (each as defined below and collectively referred to as “Holders”) pursuant to the exchange offer, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based on the Code, Treasury Regulations issued thereunder, and administrative and judicial interpretations thereof, all as of the date of this prospectus and all of which are subject to change (perhaps with retroactive effect).

This summary does not represent a detailed description of the U.S. federal income tax consequences to Holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to Holders that are subject to special treatment under the U.S. federal income tax laws, such as financial institutions, regulated investment companies, real estate investment trusts, individual retirement and other tax deferred accounts, dealers or traders in securities or currencies, life insurance companies, partnerships or other passthrough entities (or investors therein), tax-exempt organizations, U.S. expatriates, non-U.S. trusts and estates that have U.S. beneficiaries, persons holding notes as part of a hedge or hedged against currency risk, in an integrated or conversion transaction, as a position in a constructive sale or straddle, or U.S. Holders whose “functional currency” is other than the U.S. dollar. This summary does not address U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate or gift taxes), the Medicare tax on certain investment income, any application of the Foreign Account Tax Compliance Act (“FATCA”), the alternative minimum tax or the consequences under the tax laws of any foreign, state or local jurisdiction. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code. We have not requested a ruling from the Internal Revenue Service (the “IRS”) on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a note that is:

•	a citizen or resident alien individual of the United States as determined for U.S. federal income tax purposes;

•	a corporation that is organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and under the control of one or more U.S. persons, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, the term “non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, an individual, corporation, trust, or estate and that is not a U.S. Holder.

If an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes holds notes, the tax treatment of a partner or other owner in such an entity will depend on the status of the partner (or other owner) and the activities of the entity. Partners (or other owners) in such entities that are considering exchanging initial notes for exchange notes pursuant to the exchange offer should consult their own tax advisors.

Prospective investors should consult their own tax advisors concerning the particular U.S. federal income tax consequences of exchanging initial notes for exchange notes pursuant to the exchange offer and owning and disposing exchange notes acquired pursuant to the exchange offer, as well as the consequences arising under other federal tax laws and the laws of any other taxing jurisdiction.

Possible Alternative Treatment

The Issuer may be obligated to pay amounts in excess of the stated interest or principal on the exchange notes, including as described under “Description of Notes—Optional Redemption,” and “Description of Notes—Change of Control.” These potential payments may implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments.” According to the applicable Treasury Regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies, as of the date of issuance, are remote or incidental. The Issuer intends to take the position that the foregoing contingencies are remote or incidental, and, accordingly, they do not intend to treat the exchange notes as contingent payment debt instruments. Its position that such contingencies are remote or incidental is binding on a Holder, unless such Holder discloses its contrary position in the manner required by applicable Treasury Regulations. The Issuer’s position is not, however, binding on the IRS, and if the IRS were to successfully challenge this position, a Holder might be required to accrue ordinary interest income on the exchange notes at a rate in excess of the stated interest rate, and to treat as ordinary interest income any gain realized on the taxable disposition of an exchange note. The remainder of this discussion assumes that the exchange notes will not be treated as contingent payment debt instruments. Holders should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the exchange notes.

U.S. Federal Income Tax Considerations for U.S. Holders

Exchange Offer

Exchanging an initial note for an exchange note pursuant to the exchange offer will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, U.S. Holders will not recognize gain or loss upon receipt of an exchange note. The holding period for an exchange note will include the holding period for the initial note and the initial basis in an exchange note will be the same as the adjusted basis in the initial note.

Stated Interest

Generally, the amount of any stated interest payments on an exchange note will be treated as “qualified stated interest” for U.S. federal income tax purposes and will be taxable to a U.S. Holder as ordinary interest income in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Market Discount and Bond Premium

Market Discount. If a U.S. Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount that is less than its “revised issue price,” the amount of the difference should be treated as market discount for U.S. federal income tax purposes. Any market discount applicable to an initial note should carry over to the exchange note received in exchange therefor. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the revised issue price of the initial note, multiplied by the number of complete years to maturity. For this purpose, the “revised issue price” of an initial note equals the issue price of the initial note. The “issue price” of a note is the first price at which a substantial amount of the notes is sold for cash to investors other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The rules described below do not apply to a U.S. Holder if such holder purchased an initial note that has de minimis market discount.

Under the market discount rules, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, an exchange note as ordinary income to the extent of any accrued market discount (on the initial note or the exchange note) that has not previously been included in income. If a U.S. Holder disposes of an exchange note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), such holder will be required to include any accrued market discount as ordinary income as if such holder had sold the exchange note at its then fair market value. In addition, such holder may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the initial note or the exchange note received in exchange therefor.

Market discount accrues ratably during the period from the date on which such holder acquired the initial note through the maturity date of the exchange note (for which the initial note was exchanged), unless such holder makes an irrevocable election to accrue market discount under a constant yield method. Such holder may elect to include market discount in income currently as it accrues (either ratably or under the constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If such holder elects to include market discount in income currently, such holder’s adjusted basis in an exchange note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS.

Bond Premium. If a U.S. Holder purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount in excess of the principal amount of the initial note, the excess will be treated as bond premium. Any bond premium applicable to an initial note should carry over to the exchange note received in exchange therefor. A U.S. Holder may elect to reduce the amount required to be included in income each year with respect to interest on its note by the amount of amortizable bond premium allocable to that year, based on the exchange note’s yield to maturity. However, because the exchange notes may be redeemed by us prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of premium that a U.S. Holder may amortize with respect to an exchange note. U.S. Holders should consult their tax advisors about these special rules. If a U.S. Holder makes the election to amortize bond premium, it will apply to all debt instruments (other than debt instruments the interest on which is excludible from gross income) that the U.S. Holder holds at the beginning of the first taxable year to which the election applies or thereafter acquires, and the election may not be revoked without the consent of the IRS.

Dispositions

A sale, exchange, redemption, retirement or other taxable disposition of an exchange note will result in taxable gain or loss to a U.S. Holder equal to the difference, if any, between the amount realized on the disposition (excluding amounts attributable to any accrued and unpaid stated interest, which will be taxed as ordinary income to the extent not previously so taxed) and the U.S. Holder’s adjusted tax basis in the exchange note. The amount realized will equal the sum of any cash and the fair market value of any other property received on the disposition. A U.S. Holder’s adjusted tax basis in an exchange note will equal the cost of such exchange note to such Holder, increased by any market discount previously included in gross income and reduced (but not below zero) by the amount of any amortizable bond premium taken into account with respect to the exchange note. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the exchange note (or the initial note exchanged therefor) is held for more than one year. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

U.S. Federal Tax Considerations for Non-U.S. Holders

Exchange Offer

Non-U.S. Holders will not recognize gain or loss upon receipt of an exchange note in exchange for an initial note pursuant to the exchange offer.

Interest

Subject to the discussion below of backup withholding and any application of FATCA, U.S. federal income or withholding tax will not apply to a non-U.S. Holder in respect of any payment of interest on the exchange notes, provided that such payment is not effectively connected with such non-U.S. Holder’s conduct of a U.S. trade or business and such non-U.S. Holder:

•	does not own, actually or constructively, for U.S. federal income tax purposes, stock constituting 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through equity ownership;

•	is not a bank whose receipt of interest on the exchange notes is described in section 881(c)(3)(A) of the Code; and

either (a) such non-U.S. Holder provides identifying information (i.e., name and address) to us on IRS Form W-8BEN or Form W-8BEN-E, as applicable (or successor forms), and certifies, under penalty of perjury, that such non-U.S. Holder is not a U.S. person or (b) a financial institution holding the exchange notes on behalf of such non-U.S. Holder certifies, under penalty of perjury, that it has received such a certification from the beneficial owner and, when required, provides us with a copy.

If a non-U.S. Holder cannot satisfy the requirements described above, payments of interest made to such non-U.S. Holder will be subject to a 30% U.S. federal withholding tax, unless such Holder provides us with a properly executed (1) applicable IRS Form W-8BEN or Form W-8BEN-E, as applicable (or successor forms) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the exchange note is not subject to withholding tax because it is effectively connected with such Holder’s conduct of a trade or business in the United States (in which case such interest will be subject to tax as discussed below).

Dispositions

Subject to any application of FATCA, any gain realized on the sale, exchange, retirement, redemption or other taxable disposition of an exchange note by a non-U.S. Holder will not be subject to U.S. federal income or withholding tax unless (1) such gain is effectively connected with the conduct of a trade or business in the United States by such non-U.S. Holder (in which case such gain will be subject to regular graduated U.S. tax rates) or (2) such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met (in which case such gain, net of certain U.S.-source losses, if any, will be subject to U.S. federal income tax at a flat rate of 30% (or at a reduced rate under an applicable income tax treaty)).

Effectively Connected Interest or Gain

If a non-U.S. Holder is engaged in a trade or business in the United States and interest on the exchange notes or gain from the disposition of the exchange notes is effectively connected with the conduct of that trade or business, such non-U.S. Holder will, subject to any applicable income tax treaty, be subject to U.S. federal income tax on such interest or gain on a net income basis in the same manner as if such non-U.S. Holder were a U.S. Holder. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

U.S. Holders

A U.S. Holder may be subject to information reporting and backup withholding with respect to payments of stated interest and payments of the gross proceeds from the sale or other disposition (including a retirement or redemption) of an exchange note. Certain U.S. Holders (including corporations) are not subject to information reporting and backup withholding. A U.S. Holder will be subject to backup withholding if such U.S. Holder is not otherwise exempt and such U.S. Holder:

•	fails to furnish its correct taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	is notified by the IRS that it is subject to backup withholding because it has previously failed to properly report payments of interest or dividends;

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding; or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.

Non-U.S. Holders

A non-U.S. Holder will not be subject to backup withholding with respect to payments of interest to such non-U.S. Holder if we have received from such non-U.S. Holder the statement and any applicable tax forms described above under “—U.S. Federal Tax Considerations to Non-U.S. Holders—Interest” or the non-U.S. Holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that such non-U.S. Holder is a U.S. person, as defined under the Code. A non-U.S. Holder may, however, be subject to information reporting requirements with respect to payments of interest on the exchange notes.

Proceeds from the sale, exchange, retirement, redemption or other taxable disposition of the exchange notes made to or through a foreign office of a foreign broker without certain specified connections to the United States will not be subject to information reporting or backup withholding. A non-U.S. Holder may be subject to backup withholding and/or information reporting with respect to the proceeds of the sale, exchange, retirement, redemption or other taxable disposition of an exchange note within the United States or conducted through certain U.S.-related financial intermediaries, unless the payer receives the statement and any applicable tax forms described above under “—U.S. Federal Tax Considerations to Non-U.S. Holders—Interest” and does not have actual knowledge or reason to know that such non-U.S. Holder is a U.S. person, as defined under the Code, or such non-U.S. Holder otherwise establishes an exemption.

U.S. Holders and non-U.S. Holders

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a Holder’s U.S. federal income tax liability, and may entitle a Holder to a refund, provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”) imposes certain requirements on “employee benefit plans” (as defined in Section 3(3) of ERISA) which are subject to Title I of ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) and on those persons who are fiduciaries with respect to ERISA Plans. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan and applicable provisions of ERISA, the Code or any Similar Laws (as defined below). The prudence of a particular investment must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan’s particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed above under “Risk Factors” and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of the notes.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans, accounts and arrangements that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (together with ERISA Plans, “Plans”)) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. In addition, a fiduciary of the Plan who engaged in such non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. Further, the U.S. Department of Labor has promulgated regulations 29 C.F.R. Section 2510.3-101 (the “Plan Asset Regulations”), describing what constitutes the assets of a Plan with respect to the Plan’s investment in an entity for purposes of certain provisions of ERISA and Section 4975 of the Code, including the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Code.

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if the notes are acquired with the assets of a Plan with respect to which the Issuer, the initial purchasers, the placement agents, the trustee, the lenders under the Issuer’s existing credit facility or any of their respective affiliates, is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, however, depending in part on the type of Plan fiduciary making the decision to acquire a note and the circumstances under which such decision is made. However, there can be no assurance that any administrative or statutory exemption will be available with respect to any particular transaction involving the notes.

Governmental plans, certain church plans, non-U.S. plans and other plans, while not subject to the fiduciary responsibility provisions of Title I of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to state, local or other federal or non-U.S. laws that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Laws”). Fiduciaries of any such plans should consult with their counsel before acquiring the notes.

Representations and Further Considerations

By its acquisition of notes, each purchaser and subsequent transferee thereof will be deemed to have represented and warranted, on each day from the date on which such purchaser or transferee, as applicable, acquires its interest in such notes through and including the date on which such purchaser or transferee, as applicable, disposes of its interest in such notes, either that (a) it is not a Plan and is not using the assets of a Plan nor any entity whose underlying assets include “plan assets” by reason of a Plan’s investment in the entity, nor a governmental, church, non-U.S. or other plan which is subject to any Similar Law or (b) its sale, transfer, acquisition or holding of a note will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or, in the case of a governmental, church, non-U.S. or other plan, a non-exempt violation under any Similar Law). Any purported transfer of such note, or any interest therein, to a purchaser or transferee that does not comply with the requirements specified in the applicable documents shall, to the extent permitted by law, be of no force and effect and shall be null and void ab initio.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that any Plan fiduciary or other person who proposes to use assets of any Plan to acquire the notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code, or any other applicable Similar Laws, to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA, the Code or any other applicable Similar Laws.

The sale of the notes to a Plan, a plan subject to Similar Laws, or to a person using assets of any Plan to effect its acquisition of the notes, is in no respect a representation by the Issuer or the placement agent that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for initial notes acquired as a result of market making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. In addition, until January 25, 2015 (90 days after the date of this prospectus) all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Issuer will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

For a period of 180 days after the expiration date, the Issuer will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. The Issuer has agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for holders of the securities) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, NY, will pass on the validity of the exchange notes and guarantees offered hereby. Stinson Leonard Street LLP will pass on certain legal matters of Kansas law, Brownstein Hyatt Farber Schreck, LLP, Las Vegas, NV, will pass on certain legal matters of Nevada law and Weil, Gotshal & Manges LLP will pass on certain legal matters relating to Texas law.

EXPERTS

The consolidated financial statements as of December 29, 2013 and December 30, 2012, and for each of the three years in the period ended December 29, 2013, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 to register the exchange notes to be issued in exchange for the initial notes. Upon the effectiveness of this registration statement on Form S-4, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports and other information with the SEC. As allowed by the SEC’s rules, this prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement or the exhibits to the registration statement. You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports and other information that we file with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public through our internet website at http://www.chuckecheese.com or on the SEC’s website at www.sec.gov. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to the exchange offer. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF CEC ENTERTAINMENT, INC. AND SUBSIDIARIES

Page
Unaudited Interim Financial Statements
Consolidated Balance Sheets at June 29, 2014 (Successor) and December 29, 2013 (Predecessor)	F-2

Consolidated Statements of Earnings for the 135 day period ended June  29, 2014 (Successor), the 47 day period ended February 14, 2014 (Predecessor) and the six month period ended June 30, 2013 (Predecessor)

F-3

Consolidated Statements of Comprehensive Income (Loss) for the 135 day period ended June  29, 2014 (Successor), the 47 day period ended February 14, 2014 (Predecessor) and the six month period ended June 30, 2013 (Predecessor)

F-4

Consolidated Statements of Cash Flows for the 135 day period ended June  29, 2014 (Successor), the 47 day period ended February 14, 2014 (Predecessor) and the six month period ended June 30, 2013 (Predecessor)

F-5
Notes to Consolidated Financial Statements	F-6

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-33
Consolidated Balance Sheets at December 29, 2013 and December 30, 2012	F-34
Consolidated Statements of Earnings for the years ended December 29, 2013, December 30, 2012 and January 1, 2012	F-35
Consolidated Statements of Comprehensive Income for the years ended December 29, 2013, December 30, 2012 and January 1, 2012	F-36
Combined Statements of Changes in Stockholders’ Equity for the years ended December 29, 2013, December 30, 2012 and January 1, 2012	F-37
Combined Statements of Cash Flows for the years ended December 29, 2013, December 30, 2012 and January 1, 2012	F-38
Notes to the Consolidated Financial Statements	F-39

CEC ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands, except share information)

	Successor	Predecessor
	June 29, 2014	December 29, 2013
ASSETS
Current assets:
Cash and cash equivalents	$55,171	$20,686
Accounts receivable	21,849	24,881
Inventories	18,932	19,250
Prepaid expenses	19,404	20,111
Deferred tax asset	2,643	2,091

Total current assets	117,999	87,019
Property and equipment, net	701,772	691,454
Goodwill	430,697	3,458
Intangible assets, net	427,014	—
Deferred financing costs, net	26,089	1,268
Other noncurrent assets	8,714	8,412

Total assets	$1,712,285	$791,611

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness and other long-term debt, current portion	$7,600	$—
Capital lease obligations, current portion	378	1,014
Unfavorable lease liability, current portion	1,328	—
Accounts payable	19,708	35,770
Accrued expenses	35,253	34,001
Unearned revenues	5,144	14,504
Dividends payable	—	440
Accrued interest	10,177	977

Total current liabilities	79,588	86,706
Capital lease obligations, less current portion	15,044	20,365
Bank indebtedness and other long-term debt, less current portion	1,003,802	361,500
Lease-related liabilities	12,221	86,445
Deferred tax liability	256,648	57,831
Accrued insurance	11,802	13,194
Other noncurrent liabilities	4,292	4,802

Total liabilities	1,383,397	630,843

Stockholders’ equity:
Predecessor: Common stock, $0.10 par value; authorized 100,000,000 shares; 61,865,495 shares issued as of December 29, 2013	—	6,187
Successor: Common stock, $0.01 par value; authorized 1,000 shares; 200 shares issued as of June 29, 2014	—	—
Capital in excess of par value	355,043	453,702
Retained earnings (deficit)	(26,656)	853,464
Accumulated other comprehensive income	501	4,764
Less Predecessor treasury stock, at cost; 44,341,225 shares as of December 29, 2013	—	(1,157,349)

Total stockholders’ equity	328,888	160,768

Total liabilities and stockholders’ equity	$1,712,285	$791,611

The accompanying notes are an integral part of these unaudited interim Consolidated Financial Statements

CEC ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands)

	Successor	Predecessor
	For the 135 Day Period Ended June 29, 2014	For the 47 Day Period Ended February 14, 2014	Six Months Ended June 30, 2013
REVENUES:
Food and beverage sales	$141,926	$50,897	$202,318
Entertainment and merchandise sales	184,264	62,659	242,328

Total Company store sales	326,190	113,556	444,646
Franchise fees and royalties	1,960	687	2,601

Total revenues	328,150	114,243	447,247

OPERATING COSTS AND EXPENSES:
Company store operating costs:
Cost of food and beverage (exclusive of items shown separately below)	36,083	12,285	48,965
Cost of entertainment and merchandise (exclusive of items shown separately below)	10,757	3,729	16,280

Total cost of food, beverage, entertainment and merchandise	46,840	16,014	65,245
Labor expenses	86,695	31,998	117,940
Depreciation and amortization	52,519	9,733	39,063
Rent expense	30,425	12,365	38,976
Other store operating expenses	48,978	15,760	64,374

Total Company store operating costs	265,457	85,870	325,598
Other costs and expenses:
Advertising expense	14,688	5,903	22,316
General and administrative expenses	18,756	7,963	29,421
Transaction and Severance Costs	37,521	11,634	—
Asset impairments	—	—	226

Total operating costs and expenses	336,422	111,370	377,561

Operating income (loss)	(8,272)	2,873	69,686
Interest expense	27,282	1,151	4,231

Income (loss) before income taxes	(35,554)	1,722	65,455
Income tax expense (benefit)	(8,898)	1,018	24,959

Net income (loss)	$(26,656)	$704	$40,496

The accompanying notes are an integral part of these unaudited interim Consolidated Financial Statements.

CEC ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(in thousands)

	Successor	Predecessor
	For the 135 Day Period Ended June 29, 2014	For the 47 Day Period Ended February 14, 2014	Six Months Ended June 30, 2013
Net income (loss)	$(26,656)	$704	$40,496
Components of other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	501	(541)	(821)

Total components of other comprehensive income (loss), net of tax	501	(541)	(821)

Comprehensive income (loss)	$(26,155)	$163	$39,675

The accompanying notes are an integral part of these unaudited interim Consolidated Financial Statements.

CEC ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Successor	Predecessor
	For the 135 Day Period Ended June 29, 2014	For the 47 Day Period Ended February 14, 2014	Six Months Ended June 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(26,656)	$704	$40,496
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53,240	9,883	39,429
Deferred income taxes	(13,151)	(1,785)	(1,552)
Stock-based compensation expense	—	12,225	4,225
Amortization of lease-related liabilities	182	(356)	(1,134)
Amortization of original issue discount and deferred financing costs	1,689	58	226
(Gain) loss on asset disposals, net	2,551	294	(325)
Asset impairments	—	—	226
Other adjustments	122	144	(29)
Changes in operating assets and liabilities:
Accounts receivable	(1,144)	1,503	1,891
Inventories	2,735	(2,472)	(337)
Prepaid expenses	(2,271)	2,656	(379)
Accounts payable	(15,480)	(270)	(1,207)
Accrued expenses	2,423	(2,403)	4,127
Unearned revenues	(1,221)	349	(933)
Accrued interest	9,023	152	206
Income taxes payable	(1,585)	2,898	5,666
Lease-related liabilities	6,374	(1,266)	2,096

Net cash provided by operating activities	16,831	22,314	92,692

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Predecessor	(946,898)	—	—
Purchases of property and equipment	(24,087)	(9,710)	(32,080)
Proceeds from sale of property and equipment	241	51	2,167
Other investing activities	—	—	563

Net cash used in investing activities	(970,744)	(9,659)	(29,350)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from secured credit facilities, net of original issue discount	756,200	—	—
Proceeds from senior notes	255,000	—	—
Repayment of Predecessor Facility	(348,000)	—	—
Net repayments on revolving credit facility	—	(13,500)	(37,500)
Payment of debt financing costs	(27,575)	—	—
Payments on capital lease obligations	(111)	(164)	(447)
Dividends paid	(890)	(38)	(4,372)
Excess tax benefit realized from stock-based compensation	5,043	—	172
Restricted stock returned for payment of taxes	—	(142)	(2,163)
Purchases of treasury stock	—	—	(18,112)
Equity contribution	350,000	—	—

Net cash provided by (used in) financing activities	989,667	(13,844)	(62,422)
Effect of foreign exchange rate changes on cash	233	(313)	(361)

Change in cash and cash equivalents	35,987	(1,502)	559
Cash and cash equivalents at beginning of period	19,184	20,686	19,636

Cash and cash equivalents at end of period	$55,171	$19,184	$20,195

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid(1)	$16,800	$938	$3,842
Income taxes paid (refunded), net	$794	$(79)	$20,559
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accrued construction costs	$4,888	$3,605	$3,134
Dividends payable	$—	$890	$4,764
Capital lease obligations	$—	$—	$740

(1)	Includes $4.9 million of debt issuance costs and interest expense related to the bridge loan. See Note 5. Indebtedness and Interest Expense for further discussion of the bridge loan.

The accompanying notes are an integral part of these unaudited interim Consolidated Financial Statements.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Description of Business and Summary of Significant Accounting Policies:

Description of Business

The use of the terms “CEC Entertainment,” the “Company,” “we,” “us” and “our” throughout these unaudited notes to the interim Consolidated Financial Statements refer to CEC Entertainment, Inc. and its subsidiaries.

We currently operate and franchise family dining and entertainment centers under the name “Chuck E. Cheese’s” in 47 states and 10 foreign countries and territories. Our stores provide our guests with a variety of family entertainment and dining alternatives. All of our stores utilize a consistent restaurant-entertainment format that features both family dining and entertainment areas with the same general mix of food, beverages, entertainment and merchandise. The economic characteristics, products and services, preparation processes, distribution methods and types of customers are substantially similar for each of our stores. Therefore, we aggregate each store’s operating performance into one reportable segment for financial reporting purposes.

Merger and Related Transactions

On January 15, 2014, CEC Entertainment, Inc. entered into an agreement and plan of merger (the “Merger Agreement”) with Queso Holdings Inc., a Delaware corporation (“Parent”), and Q Merger Sub Inc., a Kansas corporation (“Merger Sub”). Parent and Merger Sub were controlled by Apollo Global Management, LLC (“Apollo”) and its subsidiaries. Pursuant to the Merger Agreement, on January 16, 2014, Merger Sub commenced a tender offer to purchase all of the issued and outstanding shares of our common stock (the “Tender Offer”). Following the successful completion of the Tender Offer, on February 14, 2014, Merger Sub merged with and into CEC Entertainment, Inc., with CEC Entertainment, Inc. surviving the merger (the “Merger”) and becoming a wholly owned subsidiary of Parent. We refer to the Merger and the Tender Offer together as the “Acquisition.” As a result of the Merger, the shares of CEC Entertainment common stock ceased to be traded on the New York Stock Exchange after close of market on February 14, 2014.

The Acquisition was accounted for as a business combination using the acquisition method of accounting and Successor financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the effective time of the Merger. The determination of these fair values is based on a valuation prepared by a third party and is based on actual tangible and identifiable intangible assets and liabilities that existed as of the effective time of the Merger. See further discussion of the acquisition in Note 2. Acquisition of CEC Entertainment, Inc.

Basis of Presentation

Parent’s cost of acquiring CEC Entertainment has been pushed down to establish a new accounting basis for the Company. Accordingly, the accompanying interim Consolidated Financial Statements are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the completion of the Merger. The Predecessor and Successor periods have been separated by a vertical line on the face of the Consolidated Financial Statements to highlight the fact that the financial information for such periods has been prepared under two different historical cost bases of accounting. For the purpose of presentation and disclosure, all references to the “Predecessor” relate to CEC Entertainment for periods prior to the Merger. All references to the “Successor” relate to the CEC Entertainment after giving effect to the Merger for periods subsequent to the Merger. References to “CEC Entertainment,” the “Company,” “we,” “us” and “our” relate to the Predecessor for periods prior to the Merger and to the Successor for periods subsequent to the Merger.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

Our Consolidated Financial Statements include the accounts of the Company and the International Association of CEC Entertainment, Inc. (the “Association”), a variable interest entity in which we have a controlling financial interest. The Association primarily administers the collection and disbursement of funds (the “Association Funds”) used for advertising, entertainment and media programs that benefit both us and our franchisees. We and our franchisees are required to contribute a percentage of gross sales to these funds and could be required to make additional contributions to fund any deficits that may be incurred by the Association. We include the Association in our Consolidated Financial Statements, as we concluded that we are the primary beneficiary of its variable interests because we (a) have the power to direct the majority of its significant operating activities; (b) provide it unsecured lines of credit; and (c) own the majority of the stores that benefit from the Association’s advertising, entertainment and media expenditures. The assets, liabilities and operating results of the Association are not material to our Consolidated Financial Statements.

Because the Association Funds are required to be segregated and used for specified purposes, we do not reflect franchisee contributions to the Association Funds as revenue, but rather record franchisee contributions as an offset to reported advertising expenses. Our contributions to the Association Funds are eliminated in consolidation. Contributions to the advertising, entertainment and media funds from our franchisees were $0.9 million for the 135 day period ended June 29, 2014, $0.4 million for the 47 day period ended February 14, 2014 and $1.4 million for the six months ended June 30, 2013.

The preparation of these unaudited Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our unaudited Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Statements

The accompanying Consolidated Financial Statements as of June 29, 2014 and for the 135 day period ended June 29, 2014, the 47 day period ended February 14, 2014, and the six months ended June 30, 2013 are unaudited and are presented in accordance with the requirements for quarterly reports on Form 10-Q and, consequently, do not include all of the information and footnote disclosures required by GAAP. In the opinion of management, the Company’s Consolidated Financial Statements include all adjustments (consisting solely of normal recurring adjustments) necessary for the fair statement of its consolidated results of operations, financial position and cash flows as of the dates and for the periods presented in accordance with GAAP and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

Consolidated results of operations for interim periods are not necessarily indicative of results for the full year. The unaudited Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2013, filed with the SEC on February 12, 2014.

Goodwill and Other Intangible Assets

The excess of the purchase price over fair value of net identifiable assets and liabilities of an acquired business (“goodwill”), trademarks and trade names and other indefinite-lived intangible assets are not amortized, but rather tested for impairment, at least annually. We assess the recoverability of the carrying amount of our goodwill and other indefinite-lived intangible assets either qualitatively or quantitatively annually at the beginning of the fourth quarter of each fiscal year, or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

When assessing the recoverability of goodwill and other indefinite-lived intangible assets, we may first assess qualitative factors. If an initial qualitative assessment indicates that it is more likely than not the carrying amount exceeds fair value, a quantitative analysis may be required. We may also elect to skip the qualitative assessment and proceed directly to the quantitative analysis.

Recoverability of the carrying value of goodwill is measured at the reporting unit level. In performing a quantitative analysis, we measure the recoverability of goodwill for our reporting units using a discounted cash flow model incorporating discount rates commensurate with the risks involved, which is classified as a Level 3 fair value measurement. The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, tax rates, cash flow projections and terminal value rates. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment.

If the calculated fair value is less than the current carrying amount, impairment of the reporting unit may exist. When the recoverability test indicates potential impairment, we will calculate an implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination. If the implied fair value of goodwill exceeds the carrying amount of goodwill assigned to the reporting unit, there is no impairment. If the carrying amount of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recorded to write down the carrying amount.

In performing a quantitative analysis, recoverability is measured by a comparison of the carrying amount of the indefinite-lived intangible asset over its fair value. Any excess of the carrying amount of the indefinite-lived intangible asset over its fair value is recognized as an impairment loss.

We test indefinite-lived intangible assets utilizing the relief from royalty method to determine the estimated fair value for each indefinite-lived intangible asset, which is classified as a Level 3 fair value measurement. The relief from royalty method estimates our theoretical royalty savings from ownership of the intangible asset. Key assumptions used in this model include discount rates, royalty rates, growth rates, tax rates, sales projections and terminal value rates. Discount rates, royalty rates, growth rates and sales projections are the assumptions most sensitive and susceptible to change as they require significant management judgment. Discount rates used are similar to the rates estimated by the weighted average cost of capital (“WACC”) considering any differences in company-specific risk factors.

Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Estimated weighted average useful lives are 15 years for franchise agreements and 10 years for favorable lease agreements. An impairment loss would be indicated when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. An impairment loss would be measured as the difference between the fair value (based on discounted future cash flows) and the carrying amount of the asset.

Fair Value Disclosures

Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. In determining fair value, GAAP establishes a three-level hierarchy used in measuring fair value, as follows:

Level 1	—	inputs are quoted prices available for identical assets or liabilities in active markets.

Level 2	—	inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; or other inputs that are observable or can be corroborated by observable market data.

Level 3	—	inputs are unobservable and reflect our own assumptions.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

We may also adjust the carrying amount of certain nonfinancial assets to fair value on a non-recurring basis when they are impaired. The fair values of our long-lived assets held and used are determined using Level 3 inputs based on the estimated discounted future cash flows of the respective store over its expected remaining useful life or lease term. Due to uncertainties in the estimates and assumptions used, actual results could differ from the estimated fair values. See Note 6 “Fair Value of Financial Instruments” for our fair value disclosures.

Recently Issued Accounting Guidance

Accounting Guidance Adopted: In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This amendment requires an unrecognized tax benefit related to a net operating loss carryforward, a similar tax loss or a tax credit carryforward to be presented as a reduction to a deferred tax asset, unless the tax benefit is not available at the reporting date to settle any additional income taxes under the tax law of the applicable tax jurisdiction. The amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of this amendment did not have a significant impact on our Consolidated Financial Statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This amendment revises the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results, removing the lack of continuing involvement criteria and requiring discontinued operations reporting for the disposal of an equity method investment that meets the definition of discontinued operations. The update also requires expanded disclosures for discontinued operations, as well as disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. The amendment is effective prospectively for fiscal years, and interim periods within those years, beginning on or after December 15, 2014, with early adoption permitted. We have elected to early adopt this amendment effective December 30, 2013, which did not have a significant impact on our Consolidated Financial Statements.

Accounting Guidance Not Yet Adopted: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This amendment replaces current U.S. GAAP revenue recognition guidance and established a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics, and expands and improves disclosures about revenues. The amendment is effective for annual reporting periods beginning after December 15, 2016, including interim periods therein. Early application is not permitted. We are currently assessing the impact of the adoption of this amendment on our Consolidated Financial Statements.

2. Acquisition of CEC Entertainment, Inc.:

On January 15, 2014, we entered into the Merger Agreement with Parent and Merger Sub, a wholly owned subsidiary of Parent, pursuant to which, among other things, Merger Sub commenced the Tender Offer to purchase all of the Company’s issued and outstanding shares of common stock at a price of $54.00 per share payable net to the seller in cash, without interest (the “Offer Price”). Approximately 68% of the outstanding shares were tendered in the Tender Offer, and Merger Sub accepted all such tendered shares for payment. Following the expiration of the Tender Offer on February 14, 2014, Merger Sub exercised its option under the Merger Agreement to purchase a number of shares of common stock necessary for Merger Sub to own one share more than 90% of the outstanding shares of common stock (the “Top-Up Shares”) at the Offer Price. Following Merger Sub’s purchase of the Top-Up Shares, Parent completed its acquisition of the Company through the

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

Merger. At the effective time of the Merger, each share of common stock issued and outstanding immediately prior thereto, other than common stock owned or held (a) in treasury by the Company or any wholly-owned subsidiary of the Company; (b) by Parent or any of its subsidiaries; or (c) by stockholders who validly exercised their appraisal rights, was cancelled and converted into the right to receive the Offer Price in cash, without interest and subject to applicable withholding tax.

The aggregate consideration paid to acquire the Company was $1.4 billion, including the payoff of net debt of approximately $362 million and approximately $63 million of transaction costs. The Acquisition was funded by (a) $350.0 million of equity contributions from investment funds directly or indirectly managed by Apollo; (b) $248.5 million of borrowings under a bridge loan facility, which were later repaid using the proceeds from our issuance of $255.0 million of our senior notes; and (c) $760.0 million of borrowings under a term loan facility. In addition, we also entered into a $150.0 million revolving credit facility in connection with the Acquisition, but it was undrawn at closing. See discussion of the bridge loan facility, senior notes, term loan facility and revolving credit facility in Note 5. Indebtedness and Interest Expense.

The Acquisition has been accounted for as a business combination using the acquisition method of accounting, whereby the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed, based on their estimated fair market values on the Merger date. Fair value measurements have been applied based on assumptions that market participants would use in the pricing of the asset or liability. The purchase price allocation could change in subsequent periods, up to one year from the Merger date. Any subsequent changes to the purchase price allocation that result in material changes to our Consolidated Financial Statements will be adjusted retroactively.

The following table summarizes the fair values assigned to the net assets acquired as of the February 14, 2014 acquisition date (in thousands):

Cash consideration paid to shareholders	$946,898
Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	19,184
Accounts receivable	22,185
Inventories	21,696
Other current assets	16,463
Property, plant and equipment	718,066
Property under capital lease	15,530
Favorable lease interests	14,000
Chuck E. Cheese’s tradename	400,000
Franchise agreements	14,000
Other non-current assets	9,872
Indebtedness	(348,000)
Capital Leases	(15,530)
Unfavorable lease interests	(10,160)
Deferred taxes	(267,181)
Other current and non-current liabilities	(93,520)

Net assets acquired	516,605

Excess purchase price allocated to goodwill(1)	$430,293

(1)	The Company acquired a franchisee in the second quarter of 2014. Goodwill as presented in this footnote excludes approximately $0.4 million of goodwill resulting from the acquisition of the franchisee.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

At the time of the Merger, the Company believed its market position and future growth potential for both Company-operated and franchised restaurants were the primary factors that contributed to a total purchase price that resulted in the recognition of goodwill. As of June 29, 2014, $2.2 million of our goodwill (including goodwill resulting from the franchisee acquired in the second quarter) will be deductible for federal income tax purposes.

We recorded $31.5 million and $0.5 million in transaction-related costs for accounting, investment banking, legal and other costs in connection with the Merger, which have been recorded in “Transaction and Severance Costs” in our unaudited Consolidated Statements of Earnings for the 135 day period ended June 29, 2014 and the 47 day period ended February 14, 2014, respectively.

Pro Forma Financial Information

The following unaudited pro forma results of operations assume that the Merger had occurred on December 31, 2012 for the six months ended June 29, 2014 and for the six months ended June 30, 2013, after giving effect to acquisition accounting adjustments relating to depreciation and amortization of the revalued assets, interest expense associated with the term loan facility, revolving credit facility and senior notes (see Note 5. Indebtedness and Interest Expense), and other acquisition-related adjustments in connection with the Merger. These unaudited pro forma results exclude one-time, non-recurring costs related to the Merger, including transaction costs, accelerated share-based compensation expense, executive termination benefits related to the departure of our Executive Chairman and our President and Chief Executive Officer and financing costs related to the bridge loan facility (see Note 5. Indebtedness and Interest Expense). This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Merger had actually occurred on those dates, nor of the results that may be obtained in the future.

	Six Months Ended
	June 29, 2014	June 30, 2013
	(in thousands)
Total revenues	$442,393	$447,247
Net income (loss)	$7,735	$6,126

3. Property and Equipment:

	Successor	Predecessor
	June 29, 2014	December 29, 2013
	(in thousands)
Land	$50,100	$43,423
Buildings	49,056	110,817
Leasehold improvements	373,495	624,353
Game and ride equipment	159,362	284,454
Furniture, fixtures and other equipment	93,630	230,986
Property leased under capital leases	15,533	28,228

	741,176	1,322,261
Less accumulated depreciation and amortization	(52,619)	(641,559)

Net property and equipment in service	688,557	680,702
Construction in progress	13,215	10,752

	$701,772	$691,454

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

Property leased under capital leases consists of buildings for our store locations. Accumulated amortization related to these assets was $0.4 million and $10.4 million as of June 29, 2014 and December 29, 2013, respectively. Amortization of assets under capital leases is included in “Depreciation and amortization” in our Consolidated Statements of Earnings.

Total depreciation and amortization expense was $53.2 million, $9.9 million and $39.4 million in the 135 day period ended June 29, 2014, the 47 day period ended February 14, 2014 and the six months ended June 30, 2013, respectively, of which, $0.7 million, $0.2 million and $0.3 million, respectively, was included in “General and administrative expenses” in our Consolidated Statements of Earnings.

4. Goodwill and Intangible Assets, Net:

The following table presents changes in the carrying value of goodwill for the period ended December 29, 2013 and June 29, 2014:

Predecessor:
Balance at December 29, 2013(1)	$3,458
Successor:
Goodwill assigned in acquisition accounting(1)	$430,293
Additions(2)	404

Balance at June 29, 2014	$430,697

(1)	In connection with the Merger, the historical goodwill was eliminated in acquisition accounting. See Note 2 for a discussion of goodwill recorded in connection with the Merger.
(2)	The Company acquired a franchisee in the second quarter of 2014.

The following table presents our indefinite and definite-lived intangible assets at June 29, 2014:

	Successor
	Weighted Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(in thousands)
Tradename	Indefinite	$400,000	$—	$400,000
Favorable lease agreements(1)	10	14,000	(664)	13,336
Franchise agreements	15	14,000	(322)	13,678

		$428,000	$(986)	$427,014

(1)	In connection with the Merger, we also recorded an unfavorable lease liability of $10.2 million, which is being amortized over a weighted average life of 10 years and is included in “Rent expense” in our Consolidated Statements of Earnings.

Amortization expense related to favorable lease agreements was $0.7 million for the 135 day period ended June 29, 2014 and is included in “Rent expense” in our Consolidated Statements of Earnings. We did not incur any amortization expense related to favorable lease agreements for the 47 day period ended February 14, 2014

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

and six months ended June 30, 2013. Our estimated future amortization expense related to favorable lease agreements is set forth as follows (in thousands):

June 29, 2014 through December 28, 2014	$969
Fiscal 2015	1,930
Fiscal 2016	1,809
Fiscal 2017	1,530
Fiscal 2018	1,187
Fiscal 2019	1,043
Thereafter	4,868

$13,336

Amortization expense related to franchise agreements was $0.3 million for the 135 day period ended June 29, 2014 and is included in “General and administrative expenses” in our Consolidated Statements of Earnings. We did not incur any amortization expense related to franchise agreements for the 47 day period ended February 14, 2014 and six months ended June 30, 2013. Our estimated future amortization expense related to franchise agreements is set forth as follows (in thousands):

June 29, 2014 through December 28, 2014	$465
Fiscal 2015	948
Fiscal 2016	930
Fiscal 2017	930
Fiscal 2018	930
Fiscal 2019	930
Thereafter	8,545

$13,678

5. Indebtedness and Interest Expense:

Our long-term debt consisted of the following for the periods presented:

	Successor	Predecessor
	June 29, 2014	December 29, 2013
	(in thousands)
Term loan facility	$760,000	$—
Revolving credit facility	—	361,500
Senior notes	255,000	—

Total debt outstanding	1,015,000	361,500
Less:
Unamortized original issue discount	(3,598)	—
Current portion	(7,600)	—

Bank indebtedness and other long-term debt, less current portion	$1,003,802	$361,500

In connection with the Acquisition, on February 14, 2014, we repaid the total outstanding borrowings of $348.0 million under the Predecessor’s revolving credit facility (the “Predecessor Facility”), as well as all

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

incurred and unpaid interest on the Predecessor Facility. The debt issuance costs related to the Predecessor Facility were removed from our Consolidated Balance Sheet through acquisition accounting.

Secured Credit Facilities

In connection with the Merger on February 14, 2014, we entered into new senior secured credit facilities (the “Secured Credit Facilities”), which include a $760.0 million term loan facility with a maturity date of February 14, 2021 (the “term loan facility”) and a $150.0 million senior secured revolving credit facility with a maturity date of February 14, 2019, which includes a letter of credit sub-facility and a $30.0 million swingline loan sub-facility (the “revolving credit facility”). Upon the consummation of the Acquisition, we had no borrowings outstanding under the revolving credit facility and $11.1 million of letters of credit issued but undrawn under the facility. As of June 29, 2014, we had no borrowings outstanding under the revolving credit facility and $10.9 million of letters of credit issued but undrawn under the facility.

In addition, we may request one or more incremental term loan facilities and/or increase commitments under our revolving credit facility in an aggregate amount of up to the sum of (x) $200.0 million plus (y) such additional amount so long as, (i) in the case of loans under additional credit facilities that rank equally and without preference with the liens on the collateral securing the Secured Credit Facilities, our consolidated net first lien senior secured leverage ratio would be no greater than 4.25 to 1.00 and (ii) in the case of loans under additional credit facilities that rank junior to the liens on the collateral securing the Secured Credit Facilities, our consolidated total net secured leverage ratio would be no greater than 5.25 to 1.0, subject to certain conditions and receipt of commitments by existing or additional lenders.

All borrowings under our revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

We received net proceeds from the term loan facility of $756.2 million, net of original issue discount of $3.8 million, which were used to fund a portion of the Acquisition. We paid $17.8 million and $3.4 million in debt issuance costs related to the term loan facility and revolving credit facility, respectively, which we capitalized in “Deferred financing costs, net” on our Consolidated Balance Sheets. The original issue discount and deferred financing costs are amortized over the lives of the facilities and are included in “Interest expense” on our Consolidated Statements of Earnings.

Borrowings under the Secured Credit Facilities bear interest at a rate equal to, at our option, either (a) a London Interbank Offered Rate (“LIBOR”) determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowings, adjusted for certain additional costs, subject to a 1.00% floor in the case of term loans or (b) a base rate determined by reference to the highest of (i) the federal funds effective rate plus 0.50%; (ii) the prime rate of Deutsche Bank AG New York Branch; and (iii) the one-month adjusted LIBOR plus 1.00%; in each case plus an applicable margin. The initial applicable margin for borrowings is 3.25% with respect to LIBOR borrowings and 2.25% with respect to base rate borrowings under the term loan facility and base rate borrowings and swingline borrowings under the revolving credit facility. The applicable margin for borrowings under the term loan facility is subject to one step down based on our first lien senior secured leverage ratio, and the applicable margin for borrowings under the revolving credit facility is subject to two step-downs based on our first lien senior secured leverage ratio. During the 135 day period ended June 29, 2014, the federal funds rate ranged from 0.06% to 0.10%, the prime rate was 3.25% and the one-month LIBOR ranged from 0.15% to 0.16%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

In addition to paying interest on outstanding principal under the Secured Credit Facilities, we are required to pay a commitment fee equal to 0.50% per annum to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The applicable commitment fee under the revolving credit facility is subject to one step-down based on our first lien senior secured leverage ratio. We are also required to pay customary agency fees, as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for LIBOR rate borrowings on the dollar equivalent of the daily stated amount of outstanding letters of credit, plus such letter of credit issuer’s customary documentary and processing fees and charges and a fronting fee computed at a rate equal to 0.125% per annum on the daily stated amount of each letter of credit.

The weighted average effective interest rate incurred on our borrowings under our Secured Credit Facilities was 4.8% for the 135 day period ended June 29, 2014, which includes amortization of debt issuance costs related to our Secured Credit Facilities, amortization of our term loan facility original issue discount and commitment and other fees related to our Secured Credit Facilities. The weighted average effective interest rate incurred on our borrowings under our Predecessor Facility for the 47 day period ended February 14, 2014 and the six months ended June 30, 2013 were 1.6% and 1.7%, respectively.

The Secured Credit Facilities require scheduled quarterly payments on the term loan equal to 0.25% of the original principal amount of the term loan from July 2014 to November 2021, with the balance paid at maturity. In addition, the Secured Credit Facilities include customary mandatory prepayment requirements based on certain events, such as asset sales, debt issuances and defined levels of excess cash flow.

We may voluntarily repay outstanding loans under the Secured Credit Facilities at any time, without prepayment premium or penalty, except in connection with a repricing event as described below, subject to customary “breakage” costs with respect to LIBOR rate loans. Any refinancing through the issuance or repricing amendment of any debt that results in a repricing event applicable to the term loan facility borrowings resulting in a lower yield occurring at any time during the first six months after the closing date will be accompanied by a 1.00% prepayment premium or fee, as applicable.

Our revolving credit facility includes a springing financial maintenance covenant that requires our net first lien senior secured leverage ratio not to exceed 6.25 to 1.00 (the ratio of consolidated net debt secured by first-priority liens on the collateral to EBITDA, as defined in the Senior Credit Facilities). The covenant will be tested quarterly when the revolving credit facility is more than 30% drawn (excluding outstanding letters of credit), beginning with the fiscal quarter ended June 30, 2014, and will be a condition to drawings under the revolving credit facility that would result in more than 30% drawn thereunder. As of June 30, 2014, the borrowings under the revolving credit facility were less than 30% of the outstanding, therefore the covenant was not in effect.

The Secured Credit Facilities also contain customary affirmative covenants and events of default, and the negative covenants limit our ability to, among other things: incur additional debt or issue certain preferred shares; create liens on certain assets; make certain loans or investments (including acquisitions); pay dividends on or make distributions in respect of our capital stock or make other restricted payments; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; sell assets; enter into certain transactions with our affiliates; enter into sale-leaseback transactions; change our lines of business; restrict dividends from our subsidiaries or restrict liens; change our fiscal year; and modify the terms of certain debt or organizational agreements.

All obligations under the Secured Credit Facilities are unconditionally guaranteed by Parent on a limited-recourse basis and each of our existing and future direct and indirect material, wholly owned domestic subsidiaries, subject to certain exceptions. The obligations are secured by a pledge of our capital stock and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

substantially all of our assets and those of each subsidiary guarantor, including capital stock of the subsidiary guarantors and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions. Such security interests will consist of a first-priority lien with respect to the collateral.

Senior Unsecured Debt

Also in connection with the Merger on February 14, 2014, we borrowed $248.5 million under a bridge loan facility (the “bridge loan facility”) and used the proceeds to fund a portion of the Acquisition. We incurred $4.7 million of financing costs and $0.2 million of interest related to the bridge loan facility, which are included in “Interest expense” in our Consolidated Statements of Earnings for the 135 day period ended June 29, 2014.

On February 19, 2014, we issued $255.0 million aggregate principal amount of 8.000% Senior Notes due 2022 (the “senior notes”) in a private offering. The senior notes bear interest at a rate of 8.000% per year and mature on February 15, 2022. On or after February 15, 2017, we may redeem some or all of the senior notes at certain redemption prices set forth in the indenture governing the senior notes (the “indenture”). Prior to February 15, 2017, we may redeem (i) up to 40.0% of the original aggregate principal amount of the senior notes with the net cash proceeds of one or more equity offerings at a price equal to 108.0% of the principal amount thereof, plus accrued and unpaid interest, or (ii) some or all of the notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, plus the applicable “make-whole” premium set forth in the indenture.

We paid $6.4 million in debt issuance costs related to the senior notes, which we capitalized in “Deferred financing costs, net” on our Consolidated Balance Sheets. The deferred financing costs are amortized over the life of the senior notes to “Interest expense” on our Consolidated Statements of Earnings.

The weighted average effective interest rate incurred on borrowings under our senior notes was 8.4% for the 135 day period ending June 29, 2014, which included amortization of debt issuance costs and other fees related to our senior notes.

Our obligations under the senior notes are fully and unconditionally guaranteed, jointly and severally, by our present and future direct and indirect wholly-owned material domestic subsidiaries that guarantee our Secured Credit Facilities.

The indenture contains restrictive covenants that limit our ability to, among other things: incur additional debt or issue certain preferred shares; create liens on certain assets; make certain loans or investments (including acquisitions); pay dividends on or make distributions in respect of our capital stock or make other restricted payments; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; sell assets; enter into certain transactions with our affiliates; and restrict dividends from our subsidiaries.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

Debt Obligations

The following table sets forth our future debt payment obligations as of June 29, 2014 (in thousands):

One year or less	$7,600
Two years	9,500
Three years	7,600
Four years	7,600
Five years	7,600
Thereafter	975,100

1,015,000
Less: unamortized discount	(3,598)

$1,011,402

Interest Expense

Interest expense consisted of the following for the periods presented:

	Successor	Predecessor
	For the 135 Day Period Ended	For the 47 Day Period Ended	Six Months Ended
	June 29, 2014	February 14, 2014	June 30, 2013
		(in thousands)
Term loan facility(1)	$12,807	$—	$—
Senior notes	7,477	—	—
Bridge loan facility(2)	4,943	—	—
Predecessor Facility	—	745	2,884
Capital lease obligations	612	275	769
Amortization of debt issuance costs	1,486	58	235
Other	(43)	73	343

	$27,282	$1,151	$4,231

(1)	Includes amortization of original issue discount.
(2)	Includes debt issuance costs of $4.7 million related to the issuance of the Bridge Loan and $0.2 million interest.

The weighted average effective interest rate incurred on our borrowings under our Secured Credit Facilities, bridge loan facility and senior notes was 6.9% for the 135 day period ended June 29, 2014. Excluding the impact of $4.9 million of issuance costs and interest relating to the bridge loan facility, our weighted average effective rate would have been 5.6% for the 135 day period ended June 29, 2014. The weighted average effective interest rate incurred on our borrowings under our Predecessor Facility for the 47 day period ended February 14, 2014 and the six months ended June 30, 2013 were 1.6% and 1.7%, respectively.

6. Fair Value of Financial Instruments:

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

measurements, a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy) has been established.

The following table presents information on our financial instruments as of:

	Successor		Predecessor
	June 29, 2014		December 29, 2013
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
(in thousands)
Financial Liabilities:
Bank indebtedness and other long-term debt, less current portion	$1,003,802	$1,012,197	$361,500	$361,500

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, our Secured Credit Facilities and our senior notes. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of their short maturities. The estimated fair value of our secured credit facilities term loan and senior notes was determined by using estimated market prices of our outstanding borrowings under our term loan facility and the senior notes, which are classified as Level 2 in the fair value hierarchy.

Our non-financial assets, which include long-lived assets, including property, plant and equipment, goodwill and intangible assets, are reported at carrying value and are not required to be measured at fair value on a recurring basis. However, on a periodic basis, or whenever events or changes in circumstances indicate that their carrying value may not be recoverable, we assess our long-lived assets for impairment.

During the 135 day period ended June 29, 2014, the 47 day period ended February 14, 2014 and the six months ended June 30, 2013, there were no significant transfers among level 1, 2 or 3 fair value determinations.

7. Commitments and Contingencies:

Legal Proceedings

From time to time, we are involved in various inquiries, investigations, claims, lawsuits and other legal proceedings that are incidental to the conduct of our business. These matters typically involve claims from customers, employees or other third parties involved in operational issues common to the retail, restaurant and entertainment industries. Such matters typically represent actions with respect to contracts, intellectual property, taxation, employment, employee benefits, personal injuries and other matters. A number of such claims may exist at any given time and there are currently a number of claims and legal proceedings pending against us.

In the opinion of our management, after consultation with legal counsel, the amount of liability with respect to claims or proceedings currently pending against us is not expected to have a material effect on our consolidated financial condition, results of operations or cash flows.

Employment-Related Litigation: On January 27, 2014, a purported class action lawsuit against the Company, entitled Franchesca Ford v. CEC Entertainment, Inc. d/b/a Chuck E. Cheese’s (the “Ford Litigation”), was filed in San Francisco County Superior Court, California, Cause Number CGC 14-536992. The Company

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

received service of process on February 26, 2014. The Ford Litigation was filed by Franchesca Ford, a former store employee, claiming to represent other similarly situated hourly non-exempt employees and former employees of the Company in California from January 27, 2010 to the present. The lawsuit alleges violations of the state wage and hour laws involving unpaid vacation wages, meal and rest periods, wages due upon termination and waiting time penalties. The plaintiff seeks an unspecified amount in damages. On March 27, 2014, the Company removed the Ford Litigation to the U.S. District Court Northern District of California San Francisco Division, Cause Number 3:14-cv-01420-MEJ. On April 25, 2014, the plaintiff petitioned the court to remand the Ford Litigation to California state court and on July 10, 2014, the motion to remand was denied. The case thus will proceed in federal court. The Company believes that it has meritorious defenses to this lawsuit and intends to vigorously defend against it, including the Ford Litigation plaintiff’s efforts to certify a California class action.

On March 24, 2014, a purported class action lawsuit against the Company, entitled Franchesca Ford and Isabel Rodriguez v. CEC Entertainment, Inc. d/b/a Chuck E. Cheese’s (the “FCRA Litigation”), was filed in U.S. District Court Southern District, California, Cause Number 3:14-cv-00677-JLS-JLB. The Company received service of process on March 31, 2014. The FCRA Litigation was filed by Franchesca Ford and Isabel Rodriguez claiming to represent other similarly situated applicants who were subject to pre-employment background checks with the Company across the United States and in California from March 24, 2012 to the present. The lawsuit alleges violations of the Fair Credit Reporting Act and the California Consumer Credit Reporting and Investigative Reporting Agencies Act. On May 21, 2014, the Company filed an answer to the complaint. The Company believes that it has meritorious defenses to this lawsuit and intends to vigorously defend against it, including the FCRA Litigation plaintiff’s efforts to certify a California class action. However, the FCRA Litigation’s ultimate outcome, and any ultimate effect on the Company, cannot be determined at this time.

Litigation Related to the Merger: Following the January 16, 2014 announcement that the Company had entered into the Merger Agreement, four putative shareholder class actions were filed on behalf of purported stockholders of the Company against the Company, its directors, Apollo, Parent and Merger Sub in connection with the Merger Agreement and the transactions contemplated thereby in the District Court of Shawnee County, Kansas. The first purported class action, which is captioned Hilary Coyne v. Richard M. Frank et al., Case No. 14C57, was filed on January 21, 2014 (the “Coyne Action”). The second purported class action, which is captioned John Solak v. CEC Entertainment, Inc. et al., Civil Action No. 14C55, was filed on January 22, 2014 (the “Solak Action”). The third purported class action, which is captioned Irene Dixon v. CEC Entertainment, Inc. et al., Case No. 14C81, was filed on January 24, 2014 and additionally names as defendants Apollo Management VIII, L.P. and the AP VIII Queso Holdings, L.P. (the “Dixon Action”). The fourth purported class action, which is captioned Louisiana Municipal Public Employees’ Retirement System v. Frank, et al., Case No. 14C97, was filed on January 31, 2014 (the “LMPERS Action”) (together with the LMPERS, Coyne, Solak, and Dixon Actions, the “Shareholder Actions”).

Each of the Shareholder Actions alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with their consideration and approval of the Merger Agreement by, among other things, agreeing to an inadequate tender price, the adoption on January 15, 2014 of the Rights Agreement, and certain provisions in the Merger Agreement that allegedly made it less likely that the Board would be able to consider alternative acquisition proposals. The Coyne, Dixon and LMPERS Actions further allege that the Board was advised by a conflicted financial advisor. The Solak, Dixon and LMPERS Actions further allege that the Board was subject to material conflicts of interest in approving the Merger Agreement or that the Board breached its fiduciary duties in allowing allegedly conflicted members of management to negotiate the transaction. The Dixon and LMPERS Actions further allege that the Board breached their fiduciary duties in approving the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

annexes thereto, as it may be amended or supplemented, the “Statement”) filed with the SEC on January 22, 2014, which allegedly contained material misrepresentations and omissions.

Each of the Shareholder Actions allege that Apollo aided and abetted the Board’s breaches of fiduciary duties. The Solak and Dixon Actions allege that CEC also aided and abetted such breaches, and the Solak and LMPERS Actions further allege that Parent and the Merger Sub aided and abetted such actions. The LMPERS Action further alleges that Apollo Management VII, L.P. and AP VIII Queso Holdings, L.P. aided and abetted such actions.

The Shareholder Actions seek, among other things, rescission of these transactions, damages, attorneys’ and experts’ fees and costs and other relief that the court may deem just and proper.

On January 24, 2014, the plaintiff in the Coyne Action filed an amended complaint (the “Coyne Amended Complaint”); furthermore, on January 30, 2014, the plaintiff in the Solak Action filed an amended complaint (the “Solak Amended Complaint”) (together, the “Amended Complaints”). The Amended Complaints incorporate all of the allegations in the original complaints and add allegations that the Board approved the Statement which omitted certain material information in violation of their fiduciary duties. The Amended Complaints further request an order directing the Board to disclose such allegedly omitted material information. Additionally, the Solak Amended Complaint adds allegations that the Board breached its fiduciary duties in allowing an allegedly conflicted financial advisor and management to lead the sales process.

On January 28, 2014, the plaintiffs in the Coyne and Dixon Actions jointly filed a motion in each action for a temporary restraining order, expedited discovery, and the scheduling of a hearing for the plaintiffs’ anticipated motion for temporary injunction seeking expedited discovery and a hearing date in anticipation of a motion for a temporary injunction. CEC and the individual defendants filed responses to those motions on January 31, 2014.

On February 6, 2014, the plaintiff in the LMPERS Action filed a motion to join the January 28 motion, and the plaintiff in the Solak Action filed a motion for expedited proceedings in anticipation of a motion for a temporary injunction.

On February 7, 2014 and February 11, 2014, the plaintiffs in the four actions pending in Kansas withdrew their respective motions and determined to pursue a consolidated action for damages after the Tender Offer closed.

On March 7, 2014, the Coyne, Solak, Dixon and LMPERS Actions were consolidated under the caption In re CEC Entertainment, Inc. Stockholder Litigation, Case No. 14C57. Thereafter, the parties engaged in limited discovery. By stipulation of the parties, the Company has no obligation to answer, move, or otherwise respond to the complaints filed in the Coyne, Solak, Dixon or LMPERS Actions until after the plaintiffs serve a consolidated amended complaint, or designate an operative complaint or amended complaint.

A fifth purported class action, which was captioned McCullough v Frank, et al. Case No. CC-14-00622-B, was filed in the County Court of Dallas County, Texas on February 7, 2014 (the “McCullough Action”). On May 21, 2014, the County Court of Dallas County, Texas dismissed the McCullough Action for want of prosecution.

On June 10, 2014, Magnetar Global Event Driven Fund Ltd., Spectrum Opportunities Master Fund, Ltd., Magnetar Capital Master Fund, Ltd., and Blackwell Partners LLC, as the purported beneficial owners of shares held as of record by the nominal petitioner Cede & Co., (the “Appraisal Petitioners”), filed an action for statutory appraisal under Kansas state law against the Company in the U.S. District Court for the District of Kansas,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

captioned Magnetar Global Event Driven Master Fund Ltd, et al. v. CEC Entertainment, Inc., 2:14-cv-02279-RDR-KGS. The Appraisal Petitioners seek appraisal of 750,000 shares of common stock. The Company has answered the complaint and filed a verified list of stockholders, as required under Kansas law.

The Company believes these lawsuits are without merit and intends to defend them vigorously; however, we are presently unable to predict the ultimate outcome of this litigation.

8. Income Taxes:

Our income tax expense (benefit) consists of the following for the periods presented:

	Successor	Predecessor
	For the 135 Day Period Ended June 29, 2014	For the 47 Day Period Ended February 14, 2014	Six Months Ended June 30, 2013
	(in thousands, except percentages)
Federal and state income taxes	$(8,492)	$914	$24,728
Foreign income taxes	(406)	104	231

Income tax expense (benefit)	$(8,898)	$1,018	$24,959

Effective rate	25.0%	59.1%	38.1%

Our effective income tax rate of 25.0% differs from the statutory rate for the 135 day period ended June 29, 2014 primarily due to the unfavorable impact of non-deductible transaction costs related to the Merger, and an increase in income tax expense resulting from certain state income tax credits (carried forward and estimated to expire after 2022). These unfavorable adjustments were partially offset by the recognition of uncertain tax positions resulting from settlements and expirations of statutes of limitation. These favorable and unfavorable adjustments were all recognized as discrete items in the period.

Our effective income tax rate of 59.1% for the 47 day period ended February 14, 2014 differs from the statutory rate due to non-deductible transaction costs related to the Merger, a net increase in uncertain tax positions and an increase in income tax expense resulting from certain state income tax credits (carried forward and estimated to expire after 2022).

As of June 29, 2014, we have state income tax credit carryforwards, net of federal benefits, of $1.4 million with a valuation allowance, net of federal benefit, of $0.4 million, and as of December 29, 2013, we had state income tax credit carryforwards, net of federal benefit, of $1.4 million with a valuation allowance, net of federal benefit, of $0.1 million.

Our net deferred tax liability increased from $55.7 million as of December 29, 2013 to $254.0 million as of June 29, 2014. The increase primarily relates to the tax effect of acquisition accounting adjustments made to the financial statement carrying value of our assets and liabilities of $213.2 million in connection with the Merger, partially offset by a deferred tax benefit of $1.8 million in the 47 day period ended February 14, 2014 and a deferred tax benefit of $13.1 million in the 135 day period ended June 29, 2014.

Our liability for uncertain tax positions (excluding interest and penalties) was $2.8 million and $2.6 million as of June 29, 2014 and December 29, 2013, respectively, and if recognized would decrease our provision for income taxes by $2.0 million. Within the next twelve months, we could settle or otherwise conclude certain

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

ongoing income tax audits. As such, it is reasonably possible that the liability for uncertain tax positions could decrease by as much as $2.0 million as a result of settlements with certain taxing authorities and expiring statutes of limitations within the next twelve months.

The total accrued interest and penalties related to unrecognized tax benefits as of June 29, 2014 and December 29, 2013, was $1.9 million for both periods. On the Consolidated Balance Sheets, we include current accrued interest related to unrecognized tax benefits in “Accrued interest,” current accrued penalties in “Accrued expenses” and noncurrent accrued interest and penalties in “Other noncurrent liabilities.”

9. Stock-Based Compensation Arrangements:

Prior to the Merger, our stock-based compensation plans permitted us to grant awards of restricted stock to our employees and non-employee directors. Certain of these awards were subject to performance-based criteria. Our stock-based compensation plans had provisions allowing for the automatic vesting of awards granted under those plans following a change of control, as defined in the applicable plan. The fair value of all stock-based awards, less estimated forfeitures, if any, and portions capitalized as described below, was recognized as stock-based compensation expense in “General and administrative expenses” in the Consolidated Financial Statements over the period that services were required to be provided in exchange for the award.

In connection with the Merger, all unvested restricted stock awards to our employees and non-employee directors became fully vested, and at the effective time of the Merger, each such share of restricted stock was cancelled and converted into the right to receive an amount equal to the offer price of $54.00 per share, plus an amount in cash equal to all accrued but unpaid dividends relating to such shares, without interest and less any withholding required by applicable tax laws. We recorded $11.1 million in stock-based compensation expense related to the acceleration of restricted stock awards during the 47 day period ended February 14, 2014.

The following table summarizes stock-based compensation expense and associated tax benefit recognized in the Consolidated Financial Statements:

	Successor	Predecessor
	For the 135 Day Period Ended	For the 47 Day Period Ended	Six Months Ended
	June 29, 2014	February 14, 2014	June 30, 2013
	(in thousands)
Stock-based compensation costs	$—	$1,117	$4,315
Portion capitalized as property and equipment(1)	—	—	(90)
Stock-based compensation costs related to the accelerated vesting of restricted stock awards in connection with the Merger		11,108

Stock-based compensation expense recognized	$—	$12,225	$4,225

Tax benefit recognized from stock-based compensation awards(2)	$5,043	$—	$172

(1)

We capitalize the portion of stock-based compensation costs related to our design, construction, facilities and legal departments that are directly attributable to our store development projects, such as the design and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

construction of a new store and the remodeling and expansion of our existing stores. Capitalized stock-based compensation cost attributable to our store development projects is included in “Property and equipment, net” in the Consolidated Balance Sheets.
(2)	We recorded the $5.0 million tax benefit related to the accelerated vesting of restricted stock awards in the 135 day period ended June 29, 2014, as such tax benefit will be deductible for income tax purposes on the Successor tax return for fiscal year 2014.

10. Stockholders’ Equity:

The following tables summarize the changes in stockholders’ equity during the 47 day period ended February 14, 2014 and the 135 day period ended June 29, 2014:

	Common Stock		Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock
	Shares	Amount				Shares	Amount	Total
	(in thousands, except share information)
Predecessor:
Balance at December 29, 2013	61,865,495	$6,187	$453,702	$853,464	$4,764	44,341,225	$(1,157,349)	$160,768
Net income	—	—	—	704	—	—	—	704
Other comprehensive income (loss)	—	—	—	—	(541)	—	—	(541)
Stock-based compensation costs	—	—	12,225	—	—	—	—	12,225
Restricted stock issued, net of forfeitures	13,792	1	(1)	—	—	—	—	—
Restricted stock returned for taxes	(2,907)	—	(142)	—	—	—	—	(142)
Dividends forfeited	—	—	—	2	—	—	—	2

Balance at February 14, 2014	61,876,380	$6,188	$465,784	$854,170	$4,223	44,341,225	$(1,157,349)	$173,016

	Common Stock		Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income
	Shares	Amount				Total
	(in thousands, except share information)
Successor:
Equity contribution	200	$—	$350,000	$—	$—	$350,000
Net income (loss)	—	—	—	(26,656)	—	(26,656)
Other comprehensive income (loss)	—	—	—	—	501	501
Tax benefit from restricted stock, net(1)	—	—	5,043	—	—	5,043

Balance at June 29, 2014	200	$—	$355,043	$(26,656)	$501	$328,888

(1)	We recorded the tax benefit related to the accelerated vesting of restricted stock awards in the 135 day period ended June 29, 2014, as such tax benefit will be deductible for income tax purposes on the Successor tax return for fiscal year 2014.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

11. Consolidating Guarantor Financial Information:

The senior notes issued by CEC Entertainment, Inc. (the “Issuer”) in conjunction with the Acquisition are our unsecured obligations and are fully and unconditionally, jointly and severally guaranteed by all of our wholly-owned U.S. subsidiaries (the “Guarantors”). Our wholly-owned foreign subsidiaries and our less-than-wholly-owned U.S. subsidiaries are not a party to the guarantees (the “Non-Guarantors”). The following schedules present the condensed consolidating financial statements of the Issuer, Guarantors and Non-Guarantors, as well as consolidated results, for the periods presented:

CEC Entertainment, Inc.

Consolidating Balance Sheet

As of June 29, 2014

(in thousands)

	Successor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Current Assets:
Cash and cash equivalents	$45,481	$301	$9,389	$—	$55,171
Accounts receivable	19,964	1,420	4,083	(3,618)	21,849
Inventories	15,395	3,133	404	—	18,932
Other current assets	17,183	2,434	2,430	—	22,047

Total current assets	98,023	7,288	16,306	(3,618)	117,999

Property and equipment	670,924	17,598	13,250	—	701,772
Goodwill	430,697	—	—	—	430,697
Intangible assets, net	26,037	400,977	—	—	427,014
Intercompany	42,696	19,459	36,020	(98,175)	—
Investment in subsidiaries	400,069	—	—	(400,069)	—
Other noncurrent assets	26,990	5,719	2,256	(162)	34,803

Total assets	$1,695,436	$451,041	$67,832	$(502,024)	$1,712,285

Current Liabilities:
Bank indebtedness and other long-term debt, current portion	$7,600	$—	$—	$—	$7,600
Capital lease obligations, current portion	375	—	3	—	378
Accounts payable and accrued expenses	56,498	13,503	1,609	—	71,610

Total current liabilities	64,473	13,503	1,612	—	79,588

Bank indebtedness and other long-term debt, less current portion	1,003,802	—	—	—	1,003,802
Capital lease obligations, less current portion	14,954	—	90	—	15,044
Deferred tax liability	255,610	—	1,186	(148)	256,648
Deferred rent	2,915	19	65	—	2,999
Intercompany	3,535	31,290	66,982	(101,807)	—
Other noncurrent liabilities	21,259	4,057	—	—	25,316

Total liabilities	1,366,548	48,869	69,935	(101,955)	1,383,397
Stockholder’s equity:

Common stock	—	—	—	—	—
Capital in excess of par value	355,043	410,178	3,354	(413,532)	355,043
Retained earnings (deficit)	(26,656)	(8,006)	(5,957)	13,963	(26,656)
Accumulated other comprehensive income	501	—	500	(500)	501
Less: treasury stock	—	—	—	—	—

Total stockholder’s equity	328,888	402,172	(2,103)	(400,069)	328,888

Total liabilities and stockholder’s equity	$1,695,436	$451,041	$67,832	$(502,024)	$1,712,285

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

CEC Entertainment, Inc.

Consolidating Balance Sheet

As of December 29, 2013

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Current Assets:
Cash and cash equivalents	$10,177	$1,914	$8,595	$—	$20,686
Accounts receivable	22,686	1,420	3,752	(2,977)	24,881
Inventories	15,865	2,965	420	—	19,250
Other current assets	16,367	3,222	2,613	—	22,202

Total current assets	65,095	9,521	15,380	(2,977)	87,019

Property and equipment	661,593	15,242	14,619	—	691,454
Goodwill	3,458	—	—	—	3,458
Intercompany	20,689	379,695	1,636	(402,020)	—
Investment in subsidiaries	6,190	—	—	(6,190)	—
Other noncurrent assets	4,333	5,305	1,344	(1,302)	9,680

Total assets	$761,358	$409,763	$32,979	$(412,489)	$791,611

Current liabilities:
Capital lease obligations, current portion	$947	$—	$67	$—	$1,014
Accounts payable and accrued expenses	62,120	21,665	1,907	—	85,692

Total current liabilities	63,067	21,665	1,974	—	86,706

Bank indebtedness and other long-term debt, less current portion	—	361,500	—	—	361,500
Capital lease obligations, less current portion	19,752	—	613	—	20,365
Deferred tax liability	58,996	—	184	(1,349)	57,831
Deferred rent	57,541	27	2,175	—	59,743
Intercompany	362,748	12,224	29,978	(404,950)	—
Other noncurrent liabilities	38,486	4,405	1,807	—	44,698

Total liabilities	600,590	399,821	36,731	(406,299)	630,843

Stockholder’s equity:
Common stock	6,187	—	—	—	6,187
Capital in excess of par value	453,702	—	—	—	453,702
Retained earnings (deficit)	853,464	9,942	(8,516)	(1,426)	853,464
Accumulated other comprehensive income	4,764	—	4,764	(4,764)	4,764
Less: treasury stock	(1,157,349)	—	—	—	(1,157,349)

Total stockholder’s equity	160,768	9,942	(3,752)	(6,190)	160,768

Total liabilities and stockholder’s equity	$761,358	$409,763	$32,979	$(412,489)	$791,611

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

CEC Entertainment, Inc.

Consolidating Statement of Comprehensive Income (Loss)

For the 135 Day Period Ended June 29, 2014

(in thousands)

	Successor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:

Food and beverage sales	$138,748	$121	$3,057	$—	$141,926
Entertainment and merchandise sales	179,504	—	4,760	—	184,264

Total company store sales	318,252	121	7,817	—	326,190
Franchise fees and royalties	926	1,034	—	—	1,960
International Association assessments and other fees	5,500	1,424	17,368	(24,292)	—

Total revenues	324,678	2,579	25,185	(24,292)	328,150

Operating Costs and Expenses:
Company store operating costs:
Cost of food and beverage	35,130	29	924	—	36,083
Cost of entertainment and merchandise	10,447	(14)	304	20	10,757

Total cost of food, beverage, entertainment, and merchandise	45,577	15	1,228	20	46,840
Labor expenses	84,259	—	2,436	—	86,695
Depreciation and amortization	51,201	—	1,318	—	52,519
Rent expense	29,396	—	1,029	—	30,425
Other store operating expenses	52,370	5,619	1,392	(10,403)	48,978

Total company store operating costs	262,803	5,634	7,403	(10,383)	265,457
Other costs and expenses:
Advertising expense	17,735	(17)	14,294	(17,324)	14,688
General and administrative expenses	33,536	17,835	501	4,405	56,277

Total operating costs and expenses	314,074	23,452	22,198	(23,302)	336,422

Operating income (loss)	10,604	(20,873)	2,987	(990)	(8,272)
Equity in earnings (loss) in affiliates	(10,866)	—	—	10,866	—
Interest expense (income)	27,952	76	244	(990)	27,282

Income (loss) before income taxes	(28,214)	(20,949)	2,743	10,866	(35,554)
Income tax expense (benefit)	(1,558)	(7,961)	621	—	(8,898)

Net income (loss)	$(26,656)	$(12,988)	$2,122	$10,866	$(26,656)

Components of other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	$501	$—	$501	$(501)	$501

Total components of other comprehensive income (loss), net of tax	501	—	501	(501)	501

Comprehensive income (loss)	$(26,155)	$(12,988)	$2,623	$10,365	$(26,155)

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

CEC Entertainment, Inc.

Consolidating Statement of Comprehensive Income (Loss)

For the 47 Day Period Ended February 14, 2014

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:
Food and beverage sales	$49,803	$32	$1,062	$—	$50,897
Entertainment and merchandise sales	61,082	—	1,577	—	62,659

Total company store sales	110,885	32	2,639	—	113,556
Franchise fees and royalties	353	334	—	—	687
International Association assessments and other fees	—	4,558	6,095	(10,653)	—

Total revenues	111,238	4,924	8,734	(10,653)	114,243

Operating Costs and Expenses:
Company store operating costs:
Cost of food and beverage	11,924	25	336	—	12,285
Cost of entertainment and merchandise	3,618	—	131	(20)	3,729

Total cost of food, beverage, entertainment, and merchandise	15,542	25	467	(20)	16,014
Labor expenses	31,107	—	891	—	31,998
Depreciation and amortization	9,430	—	303	—	9,733
Rent expense	11,962	—	403	—	12,365
Other store operating expenses	20,193	(44)	(82)	(4,307)	15,760

Total company store operating costs	88,234	(19)	1,982	(4,327)	85,870
Other costs and expenses:
Advertising expense	6,144	17	5,853	(6,111)	5,903
General and administrative expenses	5,924	13,697	191	(215)	19,597

Total operating costs and expenses	100,302	13,695	8,026	(10,653)	111,370

Operating income (loss)	10,936	(8,771)	708	—	2,873
Equity in earnings (loss) of affiliates	(4,523)	—	—	4,523	—
Interest expense (income)	1,822	(771)	100	—	1,151

Income (loss) before income taxes	4,591	(8,000)	608	4,523	1,722
Income tax expense (benefit)	3,887	(3,040)	171	—	1,018

Net income (loss)	$704	$(4,960)	$437	$4,523	$704

Components of other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	$(541)	$—	$(541)	$541	$(541)

Total components of other comprehensive income (loss), net of tax	(541)	—	(541)	541	(541)

Comprehensive income (loss)	$163	$(4,960)	$(104)	$5,064	$163

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

CEC Entertainment, Inc.

Consolidating Statement of Comprehensive Income (Loss)

For the Six Months Ended June 30, 2013

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:

Food and beverage sales	$197,134	$275	$4,909	$—	$202,318
Entertainment and merchandise sales	234,935	—	7,393	—	242,328

Total company store sales	432,069	275	12,302	—	444,646
Franchise fees and royalties	1,220	1,381	—	—	2,601
International Association assessments and other fees	—	31,051	23,698	(54,749)	—

Total revenues	433,289	32,707	36,000	(54,749)	447,247

Operating Costs and Expenses:

Company store operating costs:
Cost of food and beverage	47,418	17	1,530	—	48,965
Cost of entertainment and merchandise	15,812	(17)	485	—	16,280

Total cost of food, beverage, entertainment, and merchandise	63,230	—	2,015	—	65,245

Labor expenses	114,526	—	3,414	—	117,940
Depreciation and amortization	37,911	—	1,152	—	39,063
Rent expense	37,566	—	1,410	—	38,976
Other store operating expenses	91,635	28	2,837	(30,126)	64,374

Total company store operating costs	344,868	28	10,828	(30,126)	325,598

Other costs and expenses:
Advertising expense	23,991	—	21,997	(23,672)	22,316
General and administrative expenses	10,033	19,882	453	(947)	29,421
Asset impairments	226	—	—	—	226

Total operating costs and expenses	379,118	19,910	33,278	(54,745)	377,561

Operating income (loss)	54,171	12,797	2,722	(4)	69,686
Equity in earnings (loss) of affiliates	5,774	—	—	(5,774)	—
Interest expense (income)	6,445	(2,637)	427	(4)	4,231

Income (loss) before income taxes	53,500	15,434	2,295	(5,774)	65,455
Income tax expense (benefit)	13,004	11,191	764	—	24,959

Net income (loss)	$40,496	$4,243	$1,531	$(5,774)	$40,496

Components of other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	$(821)	$—	$(821)	$821	$(821)

Total components of other comprehensive income (loss), net of tax	(821)	—	(821)	821	(821)

Comprehensive income (loss)	$39,675	$4,243	$710	$(4,953)	$39,675

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

CEC Entertainment, Inc.

Consolidating Statement of Cash Flows

For the 135 Day Period Ended June 29, 2014

(in thousands)

	Successor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows provided by (used in) operating activities:	$16,738	$322	$(229)	$—	$16,831

Cash Flows from Investing Activities:
Acquisition of Predecessor	(946,898)	—	—	—	(946,898)
Intercompany Note	—	348,969	—	(348,969)	—
Purchases of property and equipment	(20,520)	(1,735)	(303)	—	(22,558)
Acquisition of Franchisee	(1,529)	—	—	—	(1,529)
Proceeds from sales of PP&E	—	241	—	—	241

Cash flows provided by (used in) investing activities	(968,947)	347,475	(303)	(348,969)	(970,744)

Cash Flows from Financing Activities:
Payments on capital lease obligations	(111)	—	—	—	(111)
Intercompany Note	(346,628)	384	(2,725)	348,969	—
Payment of Debt Financing Cost	(27,575)	—	—	—	(27,575)
Repayments of Predecessor debt	—	(348,000)	—	—	(348,000)
Proceeds from issuance of debt, net of original issuance discount	1,011,200	—	—	—	1,011,200
Dividends paid	(890)	—	—	—	(890)
Excess tax benefit from stock-based compensation	5,043	—	—	—	5,043
Equity Contribution	350,000	—	—	—	350,000

Cash flows provided by (used in) financing activities	991,039	(347,616)	(2,725)	348,969	989,667

Effect of foreign exchange rate changes on cash	—	—	233	—	233

Change in cash and cash equivalents	38,830	181	(3,024)	—	35,987
Cash and cash equivalents, beginning of period	6,651	120	12,413	—	19,184

Cash and cash equivalents, end of period	$45,481	$301	$9,389	$—	$55,171

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

CEC Entertainment, Inc.

Consolidating Statement of Cash Flows

For the 47 Day Period Ended February 14, 2014

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows provided by (used in) operating activities:	$(12,224)	$29,906	$4,632	$—	$22,314

Cash Flows from Investing Activities:
Intercompany Note	—	(17,601)	—	17,601	—
Purchases of property and equipment	(8,538)	(1,082)	(90)	—	(9,710)
Proceeds from sales of PP&E	(2)	53	—	—	51

Cash flows provided by (used in) investing activities	(8,540)	(18,630)	(90)	17,601	(9,659)

Cash Flows from Financing Activities:
Payments on capital lease obligations	(153)	—	(11)	—	(164)
Net proceeds from (repayments on) revolving credit facility	—	(13,500)	—	—	(13,500)
Intercompany Note	17,571	430	(400)	(17,601)	—
Dividends paid	(38)	—	—	—	(38)
Restricted Stock Returned for payment of taxes	(142)	—	—	—	(142)

Cash flows provided by (used in) financing activities	17,238	(13,070)	(411)	(17,601)	(13,844)

Effect of foreign exchange rate changes on cash	—	—	(313)	—	(313)

Change in cash and cash equivalents	(3,526)	(1,794)	3,818	—	(1,502)
Cash and cash equivalents, beginning of period	10,177	1,914	8,595	—	20,686

Cash and cash equivalents, end of period	$6,651	$120	$12,413	$—	$19,184

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

CEC Entertainment, Inc.

Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2013

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows provided by (used in) operating activities:	$208,601	$(120,004)	$4,095	$—	$92,692

Cash Flows from Investing Activities:
Intercompany Note	—	160,793	—	(160,793)	—
Purchases of property and equipment	(27,961)	(3,502)	(617)	—	(32,080)
Proceeds from sales of PP&E	2,167	—	—	—	2,167
Insurance proceeds from disasters	563	—	—	—	563

Cash flows provided by (used in) investing activities	(25,231)	157,291	(617)	(160,793)	(29,350)

Cash Flows from Financing Activities:
Payments on capital lease obligations	(413)	—	(34)	—	(447)
Net proceeds from (repayments on) revolving credit facility	—	(37,500)	—	—	(37,500)
Intercompany Note	(159,168)	—	(1,625)	160,793	—
Dividends paid	(4,372)	—	—	—	(4,372)
Excess tax benefit from stock-based compensation	172	—	—	—	172
Restricted Stock Returned for payment of taxes	(2,163)	—	—	—	(2,163)
Purchases of treasury stock	(18,112)	—	—	—	(18,112)

Cash flows provided by (used in) financing activities	(184,056)	(37,500)	(1,659)	160,793	(62,422)

Effect of foreign exchange rate changes on cash	—	—	(361)	—	(361)

Change in cash and cash equivalents	(686)	(213)	1,458	—	559
Cash and cash equivalents, beginning of period	11,321	248	8,067	—	19,636

Cash and cash equivalents, end of period	$10,635	$35	$9,525	$—	$20,195

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

12. Subsequent Events:

On August 21, 2014, Parent granted options to purchase approximately 194,000 shares of its common stock to certain directors, officers, and employees of CEC Entertainment, Inc. The options are subject to certain service- and performance-based vesting criteria, and also to accelerated vesting in the event of certain terminations of employment upon or within 12 months following a change in control of Queso Holdings Inc. Compensation costs related to options in the Parent will be recorded by the Company.

On August 25, 2014, we closed our sale leaseback transaction (the “Sale Leaseback”) with National Retail Properties, Inc. (“NNN”). Pursuant to the Sale Leaseback, we sold 49 properties located throughout the United States to NNN, and we leased each of the 49 properties back from NNN pursuant to two separate master leases on a triple-net basis for their continued use as Chuck E. Cheese’s family dining and entertainment centers. The leases have an initial term of 20 years, with four five-year options to renew. The aggregate purchase price for the properties in connection with the Sale Leaseback was approximately $185 million in cash, and the net proceeds realized by the Company were approximately $140 million. We expect to use the net proceeds from the Sale Leaseback for capital expenditures, future liquidity needs and other general corporate purposes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

CEC Entertainment, Inc.

Irving, Texas

We have audited the accompanying consolidated balance sheets of CEC Entertainment, Inc. and subsidiaries (the “Company”) as of December 29, 2013 and December 30, 2012, and the related consolidated statements of earnings, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 29, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEC Entertainment, Inc. and subsidiaries as of December 29, 2013 and December 30, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 12, 2014, except for Note 13, as to which the date is October 13, 2014

CEC ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share and share information)

	December 29, 2013	December 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$20,686	$19,636
Accounts receivable	24,881	26,411
Inventories	19,250	18,957
Prepaid expenses	20,111	18,171
Deferred tax asset	2,091	2,884

Total current assets	87,019	86,059
Property and equipment, net	691,454	703,956
Other noncurrent assets	13,138	11,791

Total assets	$791,611	$801,806

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Capital lease obligations, current portion	$1,014	$1,060
Accounts payable	35,770	32,678
Accrued expenses	34,001	35,517
Unearned revenues	14,504	11,779
Dividends payable	440	312
Accrued interest	977	1,794

Total current liabilities	86,706	83,140
Capital lease obligations, less current portion	20,365	21,656
Revolving credit facility borrowings	361,500	389,500
Deferred rent liability	59,743	57,196
Deferred landlord contributions	26,702	27,092
Deferred tax liability	57,831	62,931
Accrued insurance	13,194	11,980
Other noncurrent liabilities	4,802	5,037

Total liabilities	630,843	658,532

Commitments and contingencies (Note 7)
Stockholders’ equity:
Common stock, $0.10 par value; authorized 100,000,000 shares; 61,865,495 and 61,696,806 shares issued, respectively	6,187	6,170
Capital in excess of par value	453,702	447,449
Retained earnings	853,464	823,012
Accumulated other comprehensive income	4,764	5,880
Less treasury stock, at cost; 44,341,225 and 43,814,979 shares, respectively	(1,157,349)	(1,139,237)

Total stockholders’ equity	160,768	143,274

Total liabilities and stockholders’ equity	$791,611	$801,806

The accompanying notes are an integral part of these Consolidated Financial Statements.

CEC ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share information)

	Fiscal Year
	2013	2012	2011
REVENUES:
Food and beverage sales	$368,584	$372,948	$388,908
Entertainment and merchandise sales	448,155	425,989	426,986

Total Company store sales	816,739	798,937	815,894
Franchise fees and royalties	4,982	4,543	5,284

Total revenues	821,721	803,480	821,178

OPERATING COSTS AND EXPENSES:
Company store operating costs:
Cost of food and beverage (exclusive of items shown separately below)	90,363	93,417	95,989
Cost of entertainment and merchandise (exclusive of items shown separately below)	29,775	30,855	32,362

Total cost of food, beverage, entertainment and merchandise	120,138	124,272	128,351
Labor expenses	229,172	223,605	222,596
Depreciation and amortization	78,167	78,769	80,826
Rent expense	78,463	75,312	74,992
Other store operating expenses	131,035	126,855	126,847

Total Company store operating costs	636,975	628,813	633,612
Other costs and expenses:
Advertising expense	41,217	35,407	34,989
General and administrative expenses	57,007	53,437	51,859
Asset impairments	3,051	6,752	2,739

Total operating costs and expenses	738,250	724,409	723,199

Operating income	83,471	79,071	97,979
Interest expense	7,453	9,401	8,875

Income before income taxes	76,018	69,670	89,104
Income taxes	28,194	26,080	34,142

Net income	$47,824	$43,590	$54,962

Earnings per share:
Basic	$2.80	$2.48	$2.88
Diluted	$2.78	$2.47	$2.88
Weighted average common shares outstanding:
Basic	17,088	17,545	19,072
Diluted	17,226	17,618	19,121

The accompanying notes are an integral part of these Consolidated Financial Statements.

CEC ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Fiscal Year
	2013	2012	2011
Net income	$47,824	$43,590	$54,962
Components of other comprehensive income, net of tax:
Change in fair value of cash flow hedge, net of income taxes of $0, $0 and ($5), respectively	—	—	(10)
Hedging loss realized in earnings, net of income taxes of $0, $0 and $760, respectively	—	—	1,231
Foreign currency translation adjustments, net of income taxes of ($155), $31 and ($64), respectively	(1,116)	538	(401)

Total components of other comprehensive income, net of tax	(1,116)	538	820

Comprehensive income	$46,708	$44,128	$55,782

The accompanying notes are an integral part of these Consolidated Financial Statements.

CEC ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock
	Shares	Amount				Shares	Amount	Total
Balance at January 2, 2011	61,436,229	$6,144	$436,051	$756,448	$4,522	41,128,869	$(1,045,103)	$158,062
Net income	—	—	—	54,962	—	—	—	54,962
Other comprehensive income	—	—	—	—	820	—	—	820
Stock-based compensation costs	—	—	7,376	—	—	—	—	7,376
Stock options exercised	17,588	1	631	—	—	—	—	632
Restricted stock issued, net of forfeitures	173,713	17	(17)	—	—	—	—	—
Tax benefit from stock options and restricted stock, net	—	—	674	—	—	—	—	674
Restricted stock returned for taxes	(73,832)	(7)	(2,755)	—	—	—	—	(2,762)
Dividends declared	—	—	—	(15,806)	—	—	—	(15,806)
Purchases of treasury stock	—	—	—	—	—	2,279,603	(79,781)	(79,781)

Balance at January 1, 2012	61,553,698	6,155	441,960	795,604	5,342	43,408,472	(1,124,884)	124,177
Net income	—	—	—	43,590	—	—	—	43,590
Other comprehensive income	—	—	—	—	538	—	—	538
Stock-based compensation costs	—	—	7,595	—	—	—	—	7,595
Restricted stock issued, net of forfeitures	214,059	22	(22)	—	—	—	—	—
Tax benefit from restricted stock, net	—	—	565	—	—	—	—	565
Restricted stock returned for taxes	(70,951)	(7)	(2,649)	—	—	—	—	(2,656)
Dividends declared	—	—	—	(16,182)	—	—	—	(16,182)
Purchases of treasury stock	—	—	—	—	—	406,507	(14,353)	(14,353)

Balance at December 30, 2012	61,696,806	6,170	447,449	823,012	5,880	43,814,979	(1,139,237)	143,274
Net income	—	—	—	47,824	—	—	—	47,824
Other comprehensive income	—	—	—	—	(1,116)	—	—	(1,116)
Stock-based compensation costs	—	—	8,660	—	—	—	—	8,660
Restricted stock issued, net of forfeitures	240,619	24	(24)	—	—	—	—	—
Tax benefit from restricted stock, net	—	—	(178)	—	—	—	—	(178)
Restricted stock returned for taxes	(71,930)	(7)	(2,205)	—	—	—	—	(2,212)
Dividends declared	—	—	—	(17,372)	—	—	—	(17,372)
Purchases of treasury stock	—	—	—	—	—	526,246	(18,112)	(18,112)

Balance at December 29, 2013	61,865,495	$6,187	$453,702	$853,464	$4,764	44,341,225	$(1,157,349)	$160,768

The accompanying notes are an integral part of these Consolidated Financial Statements.

CEC ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$47,824	$43,590	$54,962
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	79,028	79,510	81,560
Deferred income taxes	(3,025)	(836)	20,292
Stock-based compensation expense	8,481	7,468	7,185
Amortization of landlord contributions	(2,355)	(2,293)	(2,024)
Amortization of deferred debt financing costs	448	492	361
Loss on asset disposals, net	3,309	3,562	3,035
Asset impairments	3,051	6,752	2,739
Other adjustments	135	474	423
Changes in operating assets and liabilities:
Accounts receivable	578	(1,587)	3,113
Inventories	(368)	(594)	(714)
Prepaid expenses	(1,270)	(4,150)	(1,721)
Accounts payable	(2,355)	374	(2,416)
Accrued expenses	(344)	1,132	(349)
Unearned revenues	2,735	1,925	460
Accrued interest	(730)	(376)	(37)
Income taxes payable	(647)	(1,361)	6,170
Deferred rent liability	2,431	2,744	3,016
Deferred landlord contributions	1,738	266	1,178

Net cash provided by operating activities	138,664	137,092	177,233

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(74,085)	(99,489)	(94,669)
Proceeds from the sale of property and equipment	2,530	586	—
Other investing activities	613	—	17

Net cash used in investing activities	(70,942)	(98,903)	(94,652)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayments on) revolving credit facility	(28,000)	(100)	12,600
Payments on capital lease obligations	(953)	(949)	(938)
Payment of debt financing costs	—	—	(2,052)
Dividends paid	(17,097)	(19,846)	(11,487)
Proceeds from exercise of stock options	—	—	632
Excess tax benefit realized from stock-based compensation	343	619	815
Restricted stock returned for payment of taxes	(2,212)	(2,656)	(2,762)
Purchases of treasury stock	(18,112)	(14,353)	(79,781)

Net cash used in financing activities	(66,031)	(37,285)	(82,973)

Effect of foreign exchange rate changes on cash	(641)	59	(204)

Change in cash and cash equivalents	1,050	963	(596)
Cash and cash equivalents at beginning of period	19,636	18,673	19,269

Cash and cash equivalents at end of period	$20,686	$19,636	$18,673

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$7,798	$9,419	$9,081
Income taxes paid, net	$31,614	$27,598	$6,592
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accrued construction costs	$5,542	$3,025	$3,580
Dividends payable	$931	$656	$4,319
Capital lease obligations	$740	$12,732	$932

The accompanying notes are an integral part of these Consolidated Financial Statements.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies:

Description of Business: CEC Entertainment, Inc. and its subsidiaries (the “Company”) operate and franchise Chuck E. Cheese’s® family dining and entertainment centers (also referred to as “stores”) in a total of 47 states and 10 foreign countries and territories. As of December 29, 2013 we and our franchisees operated a total of 577 stores, of which 522 were Company-owned stores located in 44 states and Canada. Our franchisees operated a total of 55 stores located in 14 states and nine foreign countries and territories, including Chile, Guam, Guatemala, Mexico, Panama, Peru, Puerto Rico, Saudi Arabia and the United Arab Emirates. The use of the terms “CEC Entertainment,” “we,” “us” and “our” throughout these Notes to Consolidated Financial Statements refer to the Company.

All of our stores utilize a consistent restaurant-entertainment format that features both family dining and entertainment areas with the same general mix of food, beverages, entertainment and merchandise. The economic characteristics, products and services, preparation processes, distribution methods and types of customers are substantially similar for each of our stores. Therefore, we aggregate each store’s operating performance into one reportable segment for financial reporting purposes.

Merger Agreement: On January 15, 2014, the Company, Queso Holdings Inc. (“Parent”), a Delaware corporation, and Q Merger Sub Inc. (“Merger Sub”), a Kansas corporation and a wholly-owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Sub commenced a tender offer (the “Tender Offer”) to purchase all of the Company’s issued and outstanding shares of common stock at a price of $54.00 per share payable net to the seller in cash, without interest (the “Offer Price”), and subject to deduction for applicable withholding taxes. Following completion of the Tender Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. At the time the Merger becomes effective, all remaining outstanding shares of common stock of the Company not tendered in the Tender Offer (other than such shares owned by Parent, Merger Sub and the Company) will be cancelled and converted into the right to receive the Offer Price, and any such shares held by stockholders who have properly perfected their statutory rights of appraisal pursuant to the applicable provisions of Section 17-6712 of the Kansas General Corporation Code, will be cancelled and converted into the right to receive appraisal value for such shares. See further discussion of the Merger in Note 13. Subsequent Events.

Basis of Presentation: Our Consolidated Financial Statements include the accounts of the Company and the International Association of CEC Entertainment, Inc. (the “Association”), a variable interest entity in which we have a controlling financial interest. The Association primarily administers the collection and disbursement of funds (the “Association Funds”) used for advertising, entertainment and media programs that benefit both us and our franchisees. We and our franchisees are required to contribute a percentage of gross sales to these funds and could be required to make additional contributions to fund any deficits that may be incurred by the Association. We include the Association in our Consolidated Financial Statements, as we concluded that we are the primary beneficiary of its variable interests because we (a) have the power to direct the majority of its significant operating activities; (b) provide it unsecured lines of credit; and (c) own the majority of the store locations that benefit from the Association’s advertising, entertainment and media expenditures. The assets, liabilities and operating results of the Association are not material to our Consolidated Financial Statements.

All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: We operate on a 52 or 53 week fiscal year that ends on the Sunday nearest to December 31. Each quarterly period has 13 weeks, except for a 53 week year when the fourth quarter has 14 weeks. Our 2013, 2012 and 2011 fiscal years each consisted of 52 weeks.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Use of Estimates and Assumptions: The preparation of these Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Estimate and Capitalization Thresholds: During 2011, we performed an assessment of the useful lives of all of our property and equipment. In evaluating the useful lives, we considered the historical life of the assets, operational strategy and related functionality. We concluded that certain games and leasehold improvements in our stores remained in service longer than the depreciable life assigned and certain pieces of equipment utilized in our stores remained in service for less than the depreciable life assigned. As a result, effective July 4, 2011, we revised our estimate of the useful lives of certain property and equipment as follows: (a) certain games from six years to either eight years or 10 years; (b) leasehold improvements related to expansions of our stores from 15 to 20 years or the remaining lease term if shorter; (c) leasehold improvements related to major remodels of our stores from 10 to 15 years or the remaining lease term if shorter; and (d) other equipment utilized in our stores had various useful lives reduced. Accounting guidance requires a change in estimate to be accounted for on a prospective basis by amortizing an asset’s current carrying value over its revised remaining useful life. This change provided an incremental benefit to pre-tax depreciation and amortization expense in our Consolidated Statements of Earnings in the second half of 2011 and the first half of 2012. Pre-tax depreciation and amortization expense incrementally benefited by approximately $3.0 million for both 2012 and 2011.

In conjunction with the revision of the estimated useful lives of certain property and equipment in 2011, we also changed our capitalization thresholds with respect to costs associated with certain refurbished games, as well as costs related to the replacement of certain asset parts. This change incrementally increased other store operating costs in our Consolidated Statements of Earnings in the second half of 2011 and first half of 2012. Pre-tax other store operating costs incrementally increased by approximately $1.0 million for 2012 and 2011.

We estimate that the after-tax effect of both the change in estimated useful lives and the change in capitalization thresholds benefited our fully diluted earnings per share by approximately $0.08 and $0.06 per share for the years ended December 30, 2012 and January 1, 2012, respectively.

Subsequent Events: We recognize the effects of events or transactions that occur after the balance sheet date but before financial statements are issued (“subsequent events”) if there is evidence that conditions related to the subsequent event existed at the date of the balance sheet, including the impact of such events on management’s estimates and assumptions used in preparing our Consolidated Financial Statements. Other significant subsequent events that are not recognized in our Consolidated Financial Statements, if any, are disclosed in the Notes to Consolidated Financial Statements.

Cash and Cash Equivalents: Cash and cash equivalents are comprised of demand deposits with banks and short-term cash investments with remaining maturities of three months or less from the purchase date.

Concentrations of Credit Risk: We have exposure to credit risk to the extent that our cash and cash equivalents exceed amounts covered by the United States and Canada deposit insurance limits, as we currently maintain a significant amount of our cash and cash equivalents balances with two major financial institutions. The individual balances, at times, may exceed the insured limits. We have not experienced any losses in such accounts. In management’s opinion, the capitalization and operating history of the financial institutions are such that the likelihood of a material loss is considered remote.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Inventories: Inventories of food, beverages, merchandise, paper products and other supplies needed for our food service and entertainment operations are stated at the lower of cost on a first-in, first-out basis or market.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are charged to operations using the straight-line method over the assets’ estimated useful lives, which are as follows:

Buildings	40 years
Game and ride equipment	4 to 12 years
Non-technical play equipment	15 to 20 years
Furniture, fixtures and other equipment	4 to 20 years

Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the related assets. We use a consistent lease period (generally, the initial non-cancelable lease term plus renewal option periods provided for in the lease that can be reasonably assured of being exercised) when estimating the depreciable lives of leasehold improvements, in determining classification of our leases as either operating or capital and in recognizing straight-line rent expense. Interest costs incurred during the construction period are capitalized and depreciated based on the estimated useful life of the underlying asset.

We review our property and equipment for indicators of impairment on an ongoing basis at the lowest reporting unit level, which is on a store-by-store basis, to assess if the carrying amount may not be recoverable. Such events or changes may include a significant change in the business climate in a particular market area (for example, due to economic downturn or natural disaster), historical negative cash flows or plans to dispose of or sell the property and equipment before the end of its previously estimated useful life. If an event or change in circumstances occurs, we estimate the future cash flows expected to result from the use of the property and equipment and its eventual disposition. If the sum of the expected future cash flows, undiscounted and without interest, is less than the asset carrying amount (an indication that the carrying amount may not be recoverable), we may be required to recognize an impairment loss. We estimate the fair value of a store’s property and equipment by discounting the expected future cash flows of the store over its remaining lease term using a weighted average cost of capital commensurate with the risk. Any impairment loss recognized equals the amount by which the asset carrying amount exceeds its estimated fair value. In the event an asset is impaired, its carrying value is adjusted to the estimated fair value, and any subsequent increases in fair value are not recorded. Additionally, if it is determined that the estimated remaining useful life of the asset should be decreased, any periodic depreciation and amortization expense is adjusted based on the new carrying value of the asset unless the asset is written down to salvage value, at which time depreciation or amortization ceases.

Capitalized Store Development Costs: We capitalize our internal department costs that are directly attributable to store development projects, such as the design and construction of a new store and the remodeling and expansion of our existing stores. Capitalized internal department costs include the compensation, benefits and various office costs related to our design, construction, facilities and legal departments. We also capitalize interest costs in conjunction with the construction of new stores. Store development costs are initially accumulated in our construction in progress account until a project is completed. At the time of completion, the costs accumulated to date are then reclassified to property and equipment and depreciated according to our depreciation policies. In 2013, 2012 and 2011, we capitalized internal costs of $3.5 million, $3.3 million and $3.6 million, respectively, related to our store development activities.

Goodwill: In 2010, we recorded goodwill of $3.5 million associated with four stores we acquired from our franchisees, representing the excess of the purchase price over the fair value of the specific assets acquired. As of December 29, 2013 and December 30, 2012, goodwill of $3.5 million was included in “Other noncurrent assets”

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

on our Consolidated Balance Sheets. Goodwill is not amortized, but is tested for impairment at least once per year, or when events or changes in circumstances indicate that the carrying amount may be less than fair value, using a two-step fair value test. We perform this test at the lowest reporting unit, which is at the store level. The first step of the test compares the carrying amount of the goodwill to its estimated fair value, which is based on the undiscounted expected future cash flows of the store. If the estimated fair value of the store is less than its carrying amount, a second step is performed to quantify the amount of goodwill impairment that should be recorded. When testing goodwill for impairment, we make certain assumptions regarding the amount and the timing of estimated future cash flows similar to those when testing a store’s property and equipment for impairment, as described above. We believe our assumptions in calculating the fair value are similar to those used by other marketplace participants. We perform our annual impairment analysis of goodwill at the beginning of the fourth quarter of each fiscal year. We did not record any losses in connection with our impairment tests in 2013, 2012 or 2011.

Self-Insurance Accruals: We are self-insured for certain losses related to workers’ compensation, general liability, property and our Company sponsored employee health insurance programs. We estimate the accrued liabilities for all risk retained by the Company at the end of each reporting period. This estimate is primarily based on historical claims experience and loss reserves, with the assistance of an independent third-party actuary. To limit our exposure to losses, we purchase stop-loss or high-deductible insurance coverage through third-party insurers for certain losses related to workers’ compensation, property and employee health insurance programs. Our deductibles generally range from $0.2 million to $0.5 million per occurrence. For claims that exceed the deductible amount, we record a gross liability and a corresponding receivable representing expected recoveries pursuant to the stop-loss coverage, since we are not legally relieved of our obligation to the claimant.

Contingent Loss Accruals: When a contingency involving uncertainty as to a possible loss occurs, an estimate of the loss may be accrued as a charge to income and a reserve established on the Consolidated Balance Sheets. We perform regular assessments of our contingent losses and develop estimates of the degree of probability for and range of possible settlement. We accrue liabilities for losses we deem probable and for which we can reasonably estimate an amount of settlement. We do not record liabilities for losses we believe are only reasonably possible to result in an adverse outcome, but provide disclosure of the reasonably possible range of loss to the extent it is estimable. Reserve balances may be increased or decreased in the future to reflect further developments. However, there can be no assurance that there will not be a loss different from the amounts accrued. Any such loss, if realized, could have a material effect on our consolidated results of operations in the period during which the underlying matters are resolved.

Revolving Credit Facility Borrowings: We classify the borrowings obtained under our revolving credit facility as a noncurrent liability on our Consolidated Balance Sheets because the credit agreement allows us, except in the event of our violation of a provision that makes the obligation callable, to continuously refinance borrowings on a long-term basis through the maturity date and, by its terms, borrowings are not due on demand. On October 28, 2011, we amended and restated our then existing revolving credit facility. Refer to Note 6 “Revolving Credit Facility” for further discussion of our revolving credit facility.

Comprehensive Income: We present the components of other comprehensive income (“OCI”) in a separate financial statement, referred to as our Consolidated Statements of Comprehensive Income. Comprehensive income consists of net income and certain other changes in stockholders’ equity, which are excluded from net income and referred to as OCI on our Consolidated Statements of Changes in Stockholders’ Equity. Our OCI consists of foreign currency translation adjustments, net of tax. In 2011, our OCI also consisted of changes in the fair value of our interest rate swap, net of tax, and hedging losses realized in earnings, net of tax. OCI is recorded directly to “Accumulated other comprehensive income,” which is a separate component of stockholders’ equity.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Foreign Currency Translation: Our Consolidated Financial Statements are presented in United States (“U.S.”) dollars. The assets and liabilities of our Canadian subsidiary are translated to U.S. dollars at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts are reported as a component of “Accumulated other comprehensive income” on our Consolidated Statements of Changes in Stockholders’ Equity and in our Consolidated Statements of Comprehensive Income. The effect of foreign currency exchange rate changes on cash is reported in our Consolidated Statements of Cash Flows as a separate component of the change in cash and cash equivalents during the period.

Fair Value Disclosures: Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. In determining fair value, U.S. GAAP establishes a three-level hierarchy used in measuring fair value, as follows:

Level 1-	inputs are quoted prices available for identical assets or liabilities in active markets.

Level 2-	inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; or other inputs that are observable or can be corroborated by observable market data.

Level 3-	inputs are unobservable and reflect our own assumptions.

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, revolving credit facility and capital lease obligations. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of their short maturities. We believe that the carrying amount of our revolving credit facility approximates fair value because the interest rates are adjusted regularly based on current market conditions. We may also adjust the carrying amount of certain nonfinancial assets to fair value on a non-recurring basis when they are impaired. The fair values of our long-lived assets held and used are determined using Level 3 inputs based on the estimated discounted future cash flows of the store over its expected remaining lease term. Due to uncertainties in the estimates and assumptions used, actual results could differ from the estimated fair values. See Note 4 “Property and Equipment” for the fair value disclosures of stores we have impaired.

During 2013 and 2012, there were no significant transfers among Level 1, 2 or 3 fair value determinations.

Stock-Based Compensation: We expense the fair value of stock-based compensation awards granted to our employees and directors in our Consolidated Financial Statements on a straight-line basis over the period that services are required to be provided in exchange for the award (“requisite service period”), which typically is the period over which the award vests. Stock-based compensation is recognized only for awards that vest, and our periodic accrual of compensation cost is based on the estimated number of awards expected to vest. We measure the fair value of compensation cost related to restricted stock awards based on the closing market price of our common stock on the grant date.

Stock-based compensation expense is recorded in “General and administrative expenses” in the Consolidated Statements of Earnings, which is the same financial statement caption where the associated salary expense of employees with stock-based compensation awards is recorded. The gross benefits of tax deductions in excess of the compensation cost recognized from the vesting of restricted stock awards are tax affected and classified as cash inflows from financing activities in our Consolidated Statements of Cash Flows.

Revenue Recognition – Company Store Activities: Food, beverage and merchandise revenues are recognized when sold. Game revenues are recognized as game-play tokens are purchased by guests, and we

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

accrue unearned revenue as a liability for the estimated amount of unused tickets and tokens that may be redeemed or used in the future. We allocate the revenue recognized from the sale of value-priced combination packages, which generally are comprised of food, beverage and game tokens (and in some instances, merchandise), between “Food and beverage sales” and “Entertainment and merchandise sales” based upon the price charged for each component when it is sold separately, or in limited circumstances our best estimate of selling price if a component is not sold on a stand-alone basis, which we believe approximates each component’s fair value.

Sales taxes collected from guests are excluded from revenues. The obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.

We sell gift cards to our customers in our stores and through certain third-party distributors, which do not expire and do not incur a service fee on unused balances. Gift card sales are recorded as unearned gift card revenue liability when sold and are recognized as revenue when: (a) the gift card is redeemed by the guest or (b) the likelihood of the gift card being redeemed by the guest is remote (“gift card breakage”) and we determine that we do not have a legal obligation to remit the value of the unredeemed gift card under applicable state unclaimed property escheat statutes. Gift card breakage is determined based upon historical redemption patterns of our gift cards. Breakage income from gift cards is included in “Food and beverage sales” in our Consolidated Statements of Earnings and was not material for the periods presented.

Revenue Recognition – Franchise Fees and Royalties: Revenues from franchise activities include area development and initial franchise fees received from franchisees to establish new stores, and once a store is opened, a franchisee is charged monthly royalties based on a percentage of franchised stores’ sales. These fees are collectively referred to as “Franchise fees and royalties” in our Consolidated Statements of Earnings. Area development and initial franchise fees are accrued as unearned franchise revenue liability when received and recognized as revenue when the franchised stores associated with the fees open, which is generally when we have fulfilled all significant obligations to the franchisee. Continuing royalties and other miscellaneous sales and fees are recognized in the period earned. Continuing royalties and other miscellaneous sales and fees of $4.3 million, $3.8 million and $3.7 million in 2013, 2012 and 2011, respectively, are included in “Franchise fees and royalties” in our Consolidated Statements of Earnings.

Cost of Food, Beverage, Entertainment and Merchandise: Cost of food and beverage includes all direct costs of food and beverage sold to our guests and related paper and birthday supplies used in our food service operations, less “vendor rebates” described below. Cost of entertainment and merchandise includes the direct cost of prizes provided and merchandise sold to our customers, as well as the cost of tickets dispensed to customers and redeemed for prize items. These amounts exclude any allocation of other operating costs including labor and related costs for store personnel and depreciation and amortization expense.

Vendor Rebates: We receive rebate payments primarily from a single third-party vendor. Pursuant to the terms of a volume purchasing and promotional agreement entered into with the vendor, rebates are primarily provided based on the quantity of the vendor’s products we purchase over the term of the agreement. We record these allowances in the period they are earned as a reduction in the cost of the vendor’s products, and when the related inventory is sold, the allowances are recognized in “Cost of food and beverage” in our Consolidated Statements of Earnings.

Rent Expense: We recognize rent expense on a straight-line basis over the lease term, including the construction period and lease renewal option periods provided for in the lease that can be reasonably assured at the inception of the lease. The lease term commences on the date when we take possession and have the right to control use of the leased premises. The difference between actual rent payments and rent expense in any period is recorded as “Deferred rent liability” on our Consolidated Balance Sheets. Construction allowances received from

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the landlord as a lease incentive intended to reimburse us for the cost of leasehold improvements (“Landlord contributions”) are accrued as deferred landlord contributions. Landlord contributions are amortized on a straight-line basis over the lease term as a reduction to rent expense.

Advertising Costs: Production costs for commercials and coupons are expensed in the period in which the commercials are initially aired and the coupons are distributed. All other advertising costs are expensed as incurred.

We and our franchisees are required to contribute a percentage of gross sales to advertising, media and entertainment funds maintained by the Association, which are utilized to administer all the national advertising programs that benefit both us and our franchisees. Because the Association Funds are required to be segregated and used for specified purposes, we do not reflect franchisee contributions to the Association Funds as revenue, but rather record franchisee contributions as an offset to advertising expenses in our Consolidated Financial Statements. Our contributions to the Association Funds are eliminated in consolidation. Contributions from our franchisees to the Association Funds for advertising, entertainment and media programs were $2.5 million, $2.0 million and $2.1 million in 2013, 2012 and 2011, respectively.

Income Taxes: We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred income taxes are not provided on undistributed income from our Canadian subsidiary, as these earnings are considered to be permanently invested.

We maintain tax reserves for federal, state and foreign income taxes when we believe a position may not be fully sustained upon review by taxing authorities. Although we believe that our tax positions are fully supported by the applicable tax laws and regulations, there are matters for which the ultimate outcome is uncertain. We recognize the benefit from an uncertain tax position in our Consolidated Financial Statements when the position is more-likely-than-not (a greater than 50 percent chance of being sustained). The amount recognized is measured using a probability weighted approach and is the largest amount of benefit that is greater than 50 percent likelihood of being realized upon settlement or ultimate resolution with the taxing authority. We routinely assess the adequacy of the estimated liability for unrecognized tax benefits, which may be affected by changing interpretations of laws, rulings by tax authorities and administrative policies, certain changes and/or developments with respect to audits and expirations of the statute of limitations. In our Consolidated Statements of Earnings, we include interest expense related to unrecognized tax benefits in “Interest expense” and include penalties in “General and administrative expenses.” On our Consolidated Balance Sheets, we include current interest related to unrecognized tax benefits in “Accrued interest,” current penalties in “Accrued expenses” and noncurrent accrued interest and penalties in “Other noncurrent liabilities.”

Recently Issued Accounting Guidance

Accounting Guidance Adopted: In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2012-2, Testing Indefinite-Lived Intangible Assets for Impairment. This amendment allows an entity to first assess relevant qualitative factors in order to determine whether it is necessary to perform the two-step quantitative impairment test for indefinite-lived intangible assets. Unless the entity determines, based on the qualitative assessment, that it is more likely than not that the asset is impaired, it would not be required to calculate the fair value of an indefinite-lived intangible asset in connection with the impairment test. The adoption of this amendment during the first quarter of 2013 did not have a significant impact on our impairment analysis.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In February 2013, the FASB issued ASU 2013-2, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This amendment requires an entity to provide the effects on net income of significant reclassifications out of accumulated other comprehensive income by component on a prospective basis. The adoption of this amendment during the first quarter of 2013 required additional disclosure but did not have an impact on our Consolidated Financial Statements.

Accounting Guidance Not Yet Adopted: In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This amendment requires an unrecognized tax benefit related to a net operating loss carryforward, a similar tax loss or a tax credit carryforward to be presented as a reduction to a deferred tax asset, unless the tax benefit is not available at the reporting date to settle any additional income taxes under the tax law of the applicable tax jurisdiction. The amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. We believe the adoption of this amendment will not have a significant impact on our Consolidated Financial Statements.

Note 2. Accounts Receivable:

Accounts receivable consisted of the following:

	At Year End
	2013	2012
	(in thousands)
Trade receivables	$6,177	$7,320
Vendor rebates	6,736	7,186
Income taxes receivable	7,884	9,189
Other accounts receivable	4,084	2,716

	$24,881	$26,411

Trade receivables consist primarily of debit and credit card receivables due from third-party financial institutions. The other accounts receivable balance consists primarily of lease incentives, amounts due from our franchisees and amounts expected to be recovered from third-party insurers.

Note 3. Inventories:

Inventories consisted of the following:

	At Year End
	2013	2012
	(in thousands)
Food and beverage	$4,530	$4,549
Entertainment and merchandise	14,720	14,408

	$19,250	$18,957

Food and beverage inventories include food, beverage, paper products and other supplies needed for our food service operations. Entertainment and merchandise inventories consist primarily of novelty toy items used as redemption prizes for certain games, sold directly to our guests or used as part of our birthday party packages. In addition, entertainment and merchandise inventories also consist of other supplies used in our entertainment operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Property and Equipment:

Property and equipment consisted of the following:

	At Year End
	2013	2012
	(in thousands)
Land	$43,423	$43,423
Buildings	110,817	112,205
Leasehold improvements	624,353	602,940
Game and ride equipment	284,454	284,666
Furniture, fixtures and other equipment	230,986	229,943
Property leased under capital leases (Note 7)	28,228	28,650

	1,322,261	1,301,827
Less accumulated depreciation and amortization	(641,559)	(608,125)

Net property and equipment in service	680,702	693,702
Construction in progress	10,752	10,254

	$691,454	$703,956

Property leased under capital leases consists primarily of buildings for our store locations. Accumulated amortization related to these assets was $10.4 million and $9.1 million as of December 29, 2013 and December 30, 2012, respectively. Amortization of assets under capital leases is included in “Depreciation and amortization expense” in our Consolidated Statements of Earnings.

Total depreciation and amortization expense was $79.0 million, $79.5 million and $81.6 million in 2013, 2012 and 2011, respectively, of which, $0.8 million, $0.7 million and $0.7 million in 2013, 2012 and 2011, respectively, was included in “General and administrative expenses” in our Consolidated Statements of Earnings.

Asset Impairments

In 2013, we recognized asset impairment charges of $3.1 million primarily relating to seven stores, of which three stores were previously impaired. In 2012, we recognized asset impairment charges of $6.8 million relating to 18 stores, seven of which were previously impaired. In 2011, we recognized asset impairment charges of $2.7 million relating to six stores, none of which were previously impaired. We continue to operate all but three of these stores. These impairment charges were the result of a decline in the stores’ financial performance, primarily due to various economic factors in the markets in which the stores are located. As of December 29, 2013 and December 30, 2012, respectively, the aggregate carrying value of the property and equipment at impaired stores, after the impairment charges, was $2.7 million for stores impaired in 2013 and $7.2 million for stores impaired in 2012.

Asset impairments represent adjustments we recognize to write down the carrying amount of the property and equipment at our stores to their estimated fair value, as the store’s operation is not expected to generate sufficient projected future cash flows to recover the current net book value of its long-lived assets. We estimate the fair value of a store’s long-lived assets (property and equipment) by discounting the expected future cash flows of the store over its estimated remaining lease term using a weighted average cost of capital commensurate with the risk. Accordingly, the fair value measurement of the stores for which we recognized an impairment charge is classified within Level 3 of the fair value hierarchy. The following estimates and assumptions used in the discounted cash flow analysis impact the fair value of a store’s long-lived assets:

•	Discount rate based on our weighted average cost of capital and the risk-free rate of return;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	Sales growth rates and cash flow margins over the expected remaining lease terms;

•	Strategic plans, including projected capital spending and intent to exercise renewal options, for the store;

•	Salvage values; and

•	Other risks and qualitative factors specific to the asset or conditions in the market in which the asset is located at the time the assessment was made.

The following average discount rates, average sales growth rates and average cash flow margin rates were used in determining the fair value of impaired stores on a non-recurring basis in 2013 and 2012:

	2013	2012
Average discount rate	8%	8%
Average sales growth rate	0.2%	0.5%
Average cash flow margin	11%	8%

We believe our assumptions in calculating the fair value of our long-lived assets are similar to those used by other marketplace participants. If actual results are not consistent with our estimates and assumptions, we may be exposed to additional impairment charges, which could be material to our Consolidated Statements of Earnings.

Note 5. Accrued Expenses:

Accrued expenses consisted of the following:

	At Year End
	2013	2012
	(in thousands)
Current:
Salaries and wages	$12,399	$12,207
Insurance	6,976	8,057
Taxes, other than income taxes	9,393	9,289
Other accrued operating expenses	5,233	5,964

	$34,001	$35,517

Noncurrent:
Insurance	$13,194	$11,980

Accrued current and noncurrent insurance represents estimated claims incurred but unpaid under our self-insurance programs for general liability, workers’ compensation, health benefits and certain other insured risks.

Note 6. Revolving Credit Facility:

	At Year End
	2013	2012
	(in thousands)
Revolving credit facility borrowings	$361,500	$389,500

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The revolving credit facility is a senior unsecured credit commitment of $500.0 million that expires on October 28, 2016. The revolving credit facility also includes an accordion feature allowing us, subject to meeting certain conditions and lender approval, to request an increase to the revolving commitment of up to $200.0 million in borrowings at any time. Based on the type of borrowing, the revolving credit facility bears interest at the one month London Interbank Offered Rate (“LIBOR”) plus an applicable margin of 0.875% to 1.625%, determined based on our financial performance and debt levels, or alternatively, the highest of (a) the Prime Rate; (b) the Federal Funds rate plus 0.50%; or (c) one month LIBOR plus 1.0%; plus an applicable margin up to 0.625%, determined based on our financial performance and debt levels. During 2013, the Prime Rate was 3.25% and the one month LIBOR rate ranged from 0.16% to 0.24%. The revolving credit facility also requires us to pay a commitment fee on a quarterly basis, ranging from 0.15% to 0.30%, depending on our financial performance and debt levels, on any unused portion of the revolving credit facility. All borrowings under the revolving credit facility are unsecured, but we agreed not to pledge any of our existing assets to secure any other future indebtedness.

As of December 29, 2013, we had $10.9 million of letters of credit, issued but undrawn under the revolving credit facility. The weighted average effective interest rate incurred on our borrowings under our revolving credit facility was 1.7% for fiscal years ended December 29, 2013 and December 30, 2012.

The credit agreement for the revolving credit facility also contains certain restrictions and conditions that, among other things, require us to comply with specified financial covenant ratios, including, at the end of any fiscal quarter, a consolidated fixed charge coverage ratio of not less than 1.5 to 1.0 and a consolidated maximum leverage ratio of not greater than 3.0 to 1.0, as defined in the revolving credit facility. Additionally, the terms of the credit agreement for the revolving credit facility do not restrict dividend payments or stock repurchases by us as long as we do not exceed a consolidated leverage ratio (as defined in the revolving credit facility) of 2.75 to 1.0 on a pro forma basis, for the four fiscal quarters then most recently ended, immediately after giving effect to such payments or repurchases. As of December 29, 2013, we were in compliance with all of these restrictions and covenants.

Note 7. Commitments and Contingencies:

Leases

We lease certain store locations under operating and capital leases that expire at various dates through 2028, with renewal options that expire at various dates through 2045. The leases generally require us to pay a minimum rent, property taxes, insurance, other maintenance costs and, in some instances, additional rent equal to the amount by which a percentage of the store’s revenues exceed the minimum rent. The leases generally have initial terms of 10 to 20 years with various renewal options.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The annual future lease commitments under capital lease obligations and noncancelable operating leases, including reasonably assured option periods but excluding contingent rent, as of December 29, 2013, are as follows:

	Capital	Operating
Fiscal Years	(in thousands)
2014	$2,634	$82,055
2015	2,578	82,111
2016	2,461	82,936
2017	2,488	81,839
2018	2,879	80,835
Thereafter	24,203	716,086

Future minimum lease payments	37,243	$1,125,862

Less amounts representing interest (interest rates range from 4.9% to 16.63%)	(15,864)

Present value of future minimum lease payments	21,379
Less current portion	(1,014)

Capital lease obligations, net of current portion	$20,365

Rent expense, including contingent rent based on a percentage of stores’ sales, when applicable, was comprised of the following:

	Fiscal Year
	2013	2012	2011
	(in thousands)
Minimum rentals	$79,315	$76,151	$75,711
Contingent rentals	103	138	338

	$79,418	$76,289	$76,049

Rent expense of $1.0 million in 2013, 2012 and 2011 related to our corporate office and warehouse facilities and was included in “General and administrative expenses” in our Consolidated Statements of Earnings.

Unconditional Purchase Obligations

Our unconditional purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including (a) fixed or minimum quantities to be purchased; (b) fixed, minimum or variable price provisions; and (c) the approximate timing of the transaction. Our purchase obligations with terms in excess of one year totaled $5.2 million at December 29, 2013 and consisted of obligations associated with the modernization of various information technology platforms. These purchase obligations exclude agreements that are cancelable without significant penalty.

Legal Proceedings

From time to time, we are involved in various inquiries, investigations, claims, lawsuits and other legal proceedings that are incidental to the conduct of our business. These matters typically involve claims from customers, employees or other third parties involved in operational issues common to the retail, restaurant and entertainment industries. Such matters typically represent actions with respect to contracts, intellectual property, taxation, employment, employee benefits, personal injuries and other matters. A number of such claims may exist at any given time and there are currently a number of claims and legal proceedings pending against us.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In the opinion of our management, after consultation with legal counsel, the amount of liability with respect to claims or proceedings currently pending against us is not expected to have a material effect on our consolidated financial condition, results of operations or cash flows.

Litigation Related to the Proposed Merger: Following the January 16, 2014 announcement that the Company had entered into the Merger Agreement, five putative shareholder class actions were filed on behalf of purported stockholders of the Company against the Company, its directors, Apollo Global Management, LLC (“Apollo”), Parent, and Merger Sub in connection with the Merger Agreement and the transactions contemplated thereby. Four of the actions were filed in the District Court of Shawnee County, Kansas. The first purported class action, which is captioned Hilary Coyne v. Richard M. Frank et al., Case No. 14C57, was filed on January 21, 2014 (the “Coyne Action”). The second purported class action, which is captioned John Solak v. CEC Entertainment, Inc. et al., Civil Action No. 14C55, was filed on January 22, 2014 (the “Solak Action”). The third purported class action, which is captioned Irene Dixon v. CEC Entertainment, Inc. et al., Case No. 14C81, was filed on January 24, 2014 and additionally names as defendants Apollo Management VIII, L.P. and the AP VIII Queso Holdings, L.P. (the “Dixon Action”). The fourth purported class action, which is captioned Louisiana Municipal Public Employees’ Retirement System v. Frank, et al., Case No. 14C97, was filed on January 31, 2014 (the “LMPERS Action”). The fifth purported class action, which is captioned McCullough v Frank, et al. Case No. CC-14-00622-B, was filed in the County Court of Dallas County, Texas on February 7, 2014 (the “McCullough Action”) (together with the LMPERS, Coyne, Solak, and Dixon Actions, the “Shareholder Actions”).

Each of the Shareholder Actions alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with their consideration and approval of the Merger Agreement by, among other things, agreeing to an inadequate tender price, the adoption on January 15, 2014 of the Rights Agreement, and certain provisions in the Merger Agreement that allegedly make it less likely that the Board will be able to consider alternative acquisition proposals. The Coyne, Dixon, and LMPERS Actions further allege that the Board was advised by a conflicted financial advisor. The Solak, Dixon, and LMPERS Actions further allege that the Board was subject to material conflicts of interest in approving the Merger Agreement or that the Board breached its fiduciary duties in allowing allegedly conflicted members of management to negotiate the transaction. The Dixon and LMPERS Actions further allege that the Board breached their fiduciary duties in approving the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, as it may be amended or supplemented, the “Statement”) filed with the SEC on January 22, 2014, which allegedly contained material misrepresentations and omissions.

Each of the Shareholder Actions allege that Apollo aided and abetted the Board’s breaches of fiduciary duties. The Solak and Dixon Actions allege that CEC also aided and abetted such breaches, and the Solak, LMPERS and McCullough Actions further allege that Parent and the Merger Sub aided and abetted such actions. The LMPERS and McCullough Actions further allege that Apollo Management VII, L.P. and AP VIII Queso Holdings, L.P. aided and abetted such actions.

The Shareholder Actions seek, among other things, an injunction to prevent consummation of the Tender Offer and subsequent Merger, rescission of these transactions (to the extent already implemented), damages, attorneys’ and experts’ fees and costs, and other relief that the court may deem just and proper.

On January 24, 2014, the plaintiff in the Coyne Action filed an amended complaint (the “Coyne Amended Complaint”); furthermore, on January 30, 2014, the plaintiff in the Solak Action filed an amended complaint (the “Solak Amended Complaint”) (together, the “Amended Complaints”). The Amended Complaints incorporate all of the allegations in the original complaints and add allegations that the Board approved the Statement which omitted certain material information in violation of their fiduciary duties. The Amended Complaints further

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

request an order directing the Board to disclose such allegedly omitted material information and, if necessary, extend the closing of the Tender Offer to permit such information to be disseminated to the Company’s stockholders. Additionally, the Solak Amended Complaint adds allegations that the Board breached its fiduciary duties in allowing an allegedly conflicted financial advisor and management to lead the sales process.

On January 28, 2014, the plaintiffs in the Coyne and Dixon Actions jointly filed a motion in each action for a temporary restraining order, expedited discovery, and the scheduling of a hearing for the plaintiffs’ anticipated motion for temporary injunction seeking expedited discovery and a hearing date in anticipation of a motion for a temporary injunction. CEC and the individual defendants filed responses to those motions on January 31, 2014.

On February 6, 2014, the plaintiff in the LMPERS Action filed a motion to join the January 28 motion, and the plaintiff in the Solak Action filed a motion for expedited proceedings in anticipation of a motion for a temporary injunction.

On February 7, 2014 and February 11, 2014, the plaintiffs in the four actions pending in Kansas withdrew their respective motions and determined to pursue a consolidated action for damages after the Tender Offer closes.

The Company believes these lawsuits are without merit and intends to defend them vigorously; however, we are presently unable to predict the ultimate outcome of this litigation. See further discussion of the Merger in Note 13. Subsequent Events.

Note 8. Income Taxes:

The components of income tax expense are as follows:

	Fiscal Year
	2013	2012	2011
	(in thousands)
Current tax expense (benefit):
Federal	$26,950	$23,903	$9,502
State	4,191	2,936	4,409
Foreign	78	77	(61)

	31,219	26,916	13,850
Deferred tax expense (benefit):
Federal	(2,099)	(619)	20,305
State	(732)	(36)	(353)
Foreign	(194)	(181)	340

	(3,025)	(836)	20,292

Income tax expense	$28,194	$26,080	$34,142

A reconciliation of the federal statutory income tax rate to our effective tax rates is as follows:

	Fiscal Year
	2013	2012	2011
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.0	3.4	4.0
Federal income tax credits, net	(1.2)	(0.5)	(1.5)
Other	0.3	(0.5)	0.8

Effective tax rate	37.1%	37.4%	38.3%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred income tax assets and liabilities consisted of the following:

	At Year End
	2013	2012
	(in thousands)
Deferred tax assets:
Accrued vacation	$2,180	$2,010
Unearned revenue	3,645	4,204
Deferred rent	23,209	22,232
Stock-based compensation	2,781	2,380
Accrued insurance and employee benefit plans	7,915	7,790
Unrecognized tax benefits (1)	1,373	1,817
Other	2,880	2,161

Gross deferred tax assets	43,983	42,594

Deferred tax liabilities:
Depreciation and amortization	(96,394)	(100,147)
Prepaid assets	(1,636)	(1,575)
Other	(1,693)	(919)

Gross deferred tax liabilities	(99,723)	(102,641)

Net deferred tax liability	$(55,740)	$(60,047)

Amounts reported on Consolidated Balance Sheets:
Current deferred tax asset	$2,091	$2,884
Noncurrent deferred tax liability	(57,831)	(62,931)

Net deferred tax liability	$(55,740)	$(60,047)

(1)	Amount represents the value of future tax benefits that would result if the liabilities for uncertain state tax positions and accrued interest related to uncertain tax positions are settled.

We file numerous income tax returns in U.S. federal, state, local and foreign jurisdictions. As a matter of ordinary course, we are subject to regular examination by various tax authorities. In general, the U.S. federal statute of limitations has expired for our federal tax returns filed for tax years ended before 2010 (with the exception of adjustments included in amended returns filed in 2011, 2012 and 2013 for tax years 2006 through 2009). In addition, certain of our federal and state income tax returns are currently under examination and are in various stages of the audit/appeals process. In general, both state and Canadian tax returns with open statutes of limitations include tax years 2009 through 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year
	2013	2012	2011
	(in thousands)
Balance at beginning of period	$2,923	$4,497	$4,363
Additions for tax positions taken in the current year	223	511	487
Increases for tax positions taken in prior years	463	1,076	2,117
Decreases for tax positions taken in prior years	(422)	(1,063)	(1,440)
Settlement with tax authorities	(283)	(1,699)	(876)
Expiration of statute of limitations	(306)	(399)	(154)

Balance at end of period	$2,598	$2,923	$4,497

At December 29, 2013, the balance of unrecognized tax benefits was $2.6 million, excluding interest and penalties. If this balance were recognized, our tax provision for income taxes would decrease by $1.8 million. Additionally, within the next 12 months we could settle or otherwise conclude certain ongoing tax audits and/or have certain statutes of limitations expire, and as such, it is reasonably possible that the liability for unrecognized tax positions could decrease within the next 12 months by as much as $1.6 million.

We recorded a net reversal of interest and penalties related to unrecognized tax benefits of $0.3 million in 2013 and expense for interest and penalties related to unrecognized tax benefits of $0.2 million and $1.0 million in 2012 and 2011, respectively. The total accrued interest and penalties related to unrecognized tax benefits was $1.9 million and $2.6 million in 2013 and 2012, respectively.

Note 9. Earnings Per Share:

Basic earnings per share (“EPS”) represents net income divided by the weighted average number of common shares outstanding during the period. Common shares outstanding consist of shares of our common stock and certain unvested shares of restricted stock containing nonforfeitable dividend rights. Diluted EPS represents net income divided by the basic weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares represent the incremental common shares issuable upon the vesting of unvested shares of restricted stock. The dilutive effect of potential common shares is determined using the treasury stock method, whereby unamortized stock-based compensation cost of unvested restricted stock, and any associated excess tax benefits are assumed to be used to repurchase our common stock at the average market price during the period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the computation of basic and diluted EPS:

	Fiscal Year
	2013	2012	2011
	(in thousands, except per share data)
Numerator:
Net income	$47,824	$43,590	$54,962

Denominator:
Basic weighted average common shares outstanding	17,088	17,545	19,072
Potential common shares for restricted stock and stock options	138	73	49

Diluted weighted average common shares outstanding	17,226	17,618	19,121

Earnings Per Share:
Basic	$2.80	$2.48	$2.88

Diluted	$2.78	$2.47	$2.88

Stock options to purchase 37,500 shares of our common stock were not included in the diluted EPS computations in 2011 because the exercise prices of these options were greater than the average market price of our common shares and, therefore, their effect would be antidilutive. All of the outstanding stock options expired in March 2012.

Note 10. Stockholders’ Equity:

We have one class of common capital stock, our common stock, as disclosed on our Consolidated Balance Sheets. Holders of our common stock are entitled to one vote per share held on all matters submitted to a vote of the stockholders.

Our articles of incorporation authorize our Board of Directors (“Board”), at its discretion, to issue up to 500,000 shares of Class B Preferred Stock (“Preferred B Stock”), par value $100.00. Shares of Preferred B Stock may be issued in one or more series and are entitled to dividends, voting powers, liquidation preferences, conversion and redemption rights and certain other rights and preferences as determined by the Board. As of December 29, 2013 and December 30, 2012, there were no shares of Preferred B Stock issued or outstanding.

Stock Repurchase Program

On April 30, 2013, our Board authorized a $100 million increase to our existing Board approved stock repurchase program. During 2013, 2012 and 2011, we repurchased, under our repurchase program, 526,246 shares, 406,507 shares and 2,279,603 shares, respectively, of our common stock at an aggregate purchase price of $18.1 million, $14.4 million and $79.8 million, respectively. As of December 29, 2013, $128.9 million remained available for us to repurchase shares of our common stock in the future, under our approved stock repurchase program.

In accordance with the Merger Agreement, our ability to repurchase shares of our common stock is restricted. If the Merger is not completed, we will continue to base future stock repurchase decisions on a number of factors, including our working capital needs, our debt repayment obligations, the market price of our common stock and economic and market conditions. Our stock repurchase program does not have an expiration date, and repurchases may be effected from time to time through open market purchases, accelerated share repurchases or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in privately negotiated transactions. Although there are no current plans to modify the implementation of our stock repurchase program, our Board may elect to accelerate, expand, suspend, delay or discontinue the program at any time. See further discussion of the Merger in Note 13. Subsequent Events.

Cash Dividends

On October 29, 2013, our Board approved a 13% increase in the Company’s quarterly cash dividend. We declared dividends to common stockholders during 2013 and 2012 of $17.4 million and $16.2 million, respectively. In accordance with the Merger Agreement, our ability to declare dividends is restricted. If the Merger is not completed, we will continue to base future dividend decisions on a number of factors, including our consolidated operating results, financial condition and debt covenants that affect our ability to pay dividends. See further discussion of the Merger in Note 13. Subsequent Events.

Note 11. Stock-Based Compensation Plans:

Our stock-based compensation plans permit us to grant awards of restricted stock to our employees and non-employee directors. Certain of these awards are subject to performance-based criteria. The fair value of all stock-based awards on the date of grant, less estimated forfeitures, if any, is recognized as stock-based compensation expense in our Consolidated Financial Statements over the period that services are required to be provided in exchange for the award. In accordance with the Merger Agreement, our ability to grant restricted stock awards to our employees and non-employee directors is restricted. If the Merger is not completed, we will continue to grant restricted stock awards based on our stock-based compensation plans. See further discussion of the Merger in Note 13. Subsequent Events.

The following table summarizes stock-based compensation expense and the associated tax benefit recognized in our Consolidated Financial Statements:

	Fiscal Year
	2013	2012	2011
	(in thousands)
Total stock-based compensation cost	$8,660	$7,595	$7,376
Portion capitalized as property and equipment (1)	(179)	(127)	(191)

Stock-based compensation expense recognized	$8,481	$7,468	$7,185

Tax benefit recognized from stock-based compensation awards	$3,377	$2,947	$2,731

(1)	We capitalize the portion of stock-based compensation costs related to our design, construction, facilities and legal departments that are directly attributable to our store development projects, such as the design and construction of a new store and the remodeling and expansion of our existing stores. Capitalized stock-based compensation cost attributable to our store development projects is included in “Property and equipment, net” on our Consolidated Balance Sheets.

As of December 29, 2013, unrecognized pre-tax stock-based compensation cost of $11.7 million related to restricted stock awards granted will be recognized over a weighted average remaining vesting period of 1.6 years.

Restricted Stock Plans

We maintain a restricted stock plan for our employees under which 2,300,000 shares are authorized to be granted before December 31, 2014. Shares awarded under the employee restricted stock plan generally provide for a vesting period of at least one year and no more than five years. The full award generally may not vest in less

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

than three years, nor vest on terms that are more favorable than pro-rata vesting over a period of three years. Although the terms and conditions of the individual agreements governing the awards may vary, each agreement is subject to the terms, conditions and limitations of the employee restricted stock plan. The employee restricted stock plan also provides for the granting of restricted stock units; however, as of December 29, 2013 none have been issued.

Certain shares awarded under the employee plan are performance-based. The number of performance-based shares that ultimately vest ranges from zero to 100 percent of the number of shares initially granted and are based on performance tied to our total revenues during the fiscal year granted. The total revenues targets are set at the beginning of each fiscal year.

We have also adopted a restricted stock plan for our non-employee directors under which 215,000 shares are authorized to be granted before May 1, 2020. Shares awarded under the non-employee directors’ restricted stock plan generally provide for an annual pro-rata vesting period over four years.

As of December 29, 2013, a total of 1,006,749 shares remained available for future grant under our current restricted stock plans, including 942,811 for employees and 63,938 for non-employee directors. Shares of unvested stock issued under a restricted stock award are nontransferable and subject to the forfeiture restrictions. Unvested shares that are forfeited or cancelled may be re-granted under the plans.

Certain unvested shares of restricted stock awards contain nonforfeitable dividend rights, and therefore, cash dividends are accrued but not paid until the restricted stock vests. The following table summarizes 2013 restricted stock activity for all plans:

	Restricted Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock awards, December 30, 2012	547,077	$35.94
Granted	292,050	$30.99
Vested	(223,283)	$33.69
Forfeited	(51,431)	$34.56

Unvested restricted stock awards, December 29, 2013	564,413	$34.39

During 2013, employees and non-employee directors tendered 71,930 shares of their common stock to satisfy tax withholding requirements on the vesting of their restricted stock at an average price per share of $30.76.

In 2012 and 2011, we granted 240,187 and 233,562 shares of restricted stock at a weighted average grant date fair value of $37.79 and $37.95 per share, respectively. The total fair value of shares that vested during 2013, 2012 and 2011 was $7.5 million, $7.2 million and $7.6 million, respectively.

Pursuant to the Merger Agreement, the Company agreed that shares of restricted stock subject to vesting requirements will automatically vest in connection with the Merger and, at the effective time of the Merger, each such share of restricted stock shall be cancelled and converted into the right to receive an amount equal to the Offer Price plus an amount in cash equal to all accrued but unpaid dividends relating to such shares, without interest and less any withholding required by applicable tax laws. See further discussion of the Merger in Note 13. Subsequent Events.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Quarterly Results of Operations (Unaudited):

The following table summarizes our unaudited quarterly condensed consolidated results of operations in 2013 and 2012:

	Quarters in Fiscal Year 2013
	March 31, 2013	June 30, 2013	Sept. 29, 2013	Dec. 29, 2013
	(in thousands, except per share data)
Food and beverage sales	$115,801	$86,517	$87,170	$79,096
Entertainment and merchandise sales	138,402	103,926	107,629	98,198

Company store sales	254,203	190,443	194,799	177,294
Franchise fees and royalties	1,100	1,501	1,107	1,274

Total revenues	$255,303	$191,944	$195,906	$178,568
Operating income (1)	$56,221	$13,465	$13,225	$560
Income (loss) before income taxes (1)	$54,029	$11,426	$11,947	$(1,384)
Net income (loss) (1)	$33,257	$7,239	$7,439	$(111)
Earnings (loss) per share:
Basic	$1.92	$0.42	$0.44	$(0.01)
Diluted	$1.90	$0.42	$0.43	$(0.01)

	Quarters in Fiscal Year 2012
	April 1, 2012	July 1, 2012	Sept. 30, 2012	Dec. 30, 2012
	(in thousands, except per share data)
Food and beverage sales	$115,902	$84,882	$90,406	$81,758
Entertainment and merchandise sales	129,524	96,274	105,223	94,968

Company store sales	245,426	181,156	195,629	176,726
Franchise fees and royalties	1,332	1,259	921	1,031

Total revenues	$246,758	$182,415	$196,550	$177,757
Operating income (2)	$54,777	$8,543	$14,467	$1,284
Income (loss) before income taxes (2)	$52,806	$6,460	$12,436	$(2,032)
Net income (loss) (2)	$32,304	$4,079	$7,794	$(587)
Earnings (loss) per share:
Basic	$1.82	$0.23	$0.45	$(0.03)
Diluted	$1.81	$0.23	$0.45	$(0.03)

(1)	The results for the second, third and fourth quarters of 2013 include asset impairments of $0.2 million, $0.5 million and $2.3 million, respectively.
(2)	The results for the first, second, third and fourth quarters of 2012 include asset impairments of $0.3 million, $2.4 million, $0.8 million and $3.2 million, respectively.

Quarterly operating results are not necessarily representative of operations for a full year. EPS amounts in each quarter are computed using the weighted average number of shares outstanding during the quarter and may not sum to EPS for the full year, which is computed using the weighted average number of shares outstanding during the full year.

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Consolidating Guarantor Financial Information:

On February 14, 2014, the Merger was completed for aggregate consideration of $1.4 billion. The Acquisition was funded by (a) $350.0 million of equity contributions from investment funds directly or indirectly managed by Apollo; (b) $248.5 million of borrowings under a bridge loan facility, which were later repaid using the proceeds from our issuance of $255.0 million of our senior notes; and (c) $760.0 million of borrowings under a term loan facility.

The senior notes issued by CEC Entertainment, Inc. (the “Issuer”) in conjunction with the Acquisition are our unsecured obligations and are fully and unconditionally, jointly and severally guaranteed by all of our wholly-owned U.S. subsidiaries (the “Guarantors ”). Our wholly-owned foreign subsidiaries and our less-than-wholly-owned U.S. subsidiaries are not a party to the guarantees (the “Non-Guarantors ”). The following schedules present the condensed consolidating financial statements of the Issuer, Guarantors and Non-Guarantors, as well as consolidated results, for the periods presented:

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CEC Entertainment, Inc.

Consolidating Balance Sheet

As of December 29, 2013

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Current Assets:
Cash and cash equivalents	$10,177	$1,914	$8,595	$—	$20,686
Accounts receivable	22,686	1,420	3,752	(2,977)	24,881
Inventories	15,865	2,965	420	—	19,250
Other current assets	16,367	3,222	2,613	—	22,202

Total current assets	65,095	9,521	15,380	(2,977)	87,019
Property and equipment	661,593	15,242	14,619	—	691,454
Goodwill	3,458	—	—	—	3,458
Intercompany	20,689	379,695	1,636	(402,020)	—
Investment in subsidiaries	6,190	—	—	(6,190)	—
Other noncurrent assets	4,333	5,305	1,344	(1,302)	9,680

Total assets	$761,358	$409,763	$32,979	$(412,489)	$791,611

Current liabilities:
Capital lease obligations, current portion	$947	$—	$67	$—	$1,014
Accounts payable and accrued expenses	62,120	21,665	1,907	—	85,692

Total current liabilities	63,067	21,665	1,974	—	86,706
Bank indebtedness and other long-term debt, less current portion	—	361,500	—	—	361,500
Capital lease obligations, less current portion	19,752	—	613	—	20,365
Deferred tax liability	58,996	—	184	(1,349)	57,831
Deferred rent	57,541	27	2,175	—	59,743
Intercompany	362,748	12,224	29,978	(404,950)	—
Other noncurrent liabilities	38,486	4,405	1,807	—	44,698

Total liabilities	600,590	399,821	36,731	(406,299)	630,843
Stockholder’s equity:
Common stock	6,187	—	—	—	6,187
Capital in excess of par value	453,702	—	—	—	453,702
Retained earnings (deficit)	853,464	9,942	(8,516)	(1,426)	853,464
Accumulated other comprehensive income	4,764	—	4,764	(4,764)	4,764
Less: treasury stock	(1,157,349)	—	—	—	(1,157,349)

Total stockholder’s equity	160,768	9,942	(3,752)	(6,190)	160,768

Total liabilities and stockholder’s equity	$761,358	$409,763	$32,979	$(412,489)	$791,611

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CEC Entertainment, Inc.

Consolidating Balance Sheet

As of December 30, 2012

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Current Assets:
Cash and cash equivalents	$11,321	$248	$8,067	$—	$19,636
Accounts receivable	24,413	1,355	2,689	(2,046)	26,411
Inventories	15,731	2,808	418	—	18,957
Other current assets	15,728	3,327	2,000	—	21,055

Total current assets	67,193	7,738	13,174	(2,046)	86,059
Property and equipment	670,743	15,319	17,894	—	703,956
Goodwill	3,458	—	—	—	3,458
Intercompany	89,475	439,968	999	(530,442)	—
Investments in subsidiaries	(15,934)	—	—	15,934	—
Other noncurrent assets	4,152	4,149	2,096	(2,064)	8,333

Total assets	$819,087	$467,174	$34,163	$(518,618)	$801,806

Current liabilities:
Capital lease obligations, current portion	$992	$—	$68	$—	$1,060
Accounts payable and accrued expenses	61,029	18,622	2,429	—	82,080

Total current liabilities	62,021	18,622	2,497	—	83,140
Bank indebtedness and other long-term debt, less current portion	—	389,500	—	—	389,500
Capital lease obligations, less current portion	20,928	—	728	—	21,656
Deferred tax liability	64,648	—	448	(2,165)	62,931
Deferred rent	54,763	82	2,351	—	57,196
Intercompany	435,157	66,995	30,235	(532,387)	—
Other noncurrent liabilities	38,296	3,702	2,111	—	44,109

Total liabilities	675,813	478,901	38,370	(534,552)	658,532
Stockholder’s equity:
Common stock	6,170	—	—	—	6,170
Capital in excess of par value	447,449	—	—	—	447,449
Retained earnings (deficit)	823,012	(11,727)	(10,087)	21,814	823,012
Accumulated other comprehensive income	5,880	—	5,880	(5,880)	5,880
Less: treasury stock	(1,139,237)	—	—	—	(1,139,237)

Total stockholder’s equity	143,274	(11,727)	(4,207)	15,934	143,274

Total liabilities and stockholder’s equity	$819,087	$467,174	$34,163	$(518,618)	$801,806

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CEC Entertainment, Inc.

Consolidating Statement of Comprehensive Income (Loss)

For the Fiscal Year Ended December 29, 2013

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:
Food and beverage sales	$358,931	$683	$9,016	$(46)	$368,584
Entertainment and merchandise sales	434,429	—	13,726	—	448,155

Total company store sales	793,360	683	22,742	(46)	816,739
Franchise fees and royalties	2,363	2,619	—	—	4,982
International Association assessments and other fees	—	63,400	43,463	(106,863)	—

Total revenues	795,723	66,702	66,205	(106,909)	821,721
Operating Costs and Expenses:
Company store operating costs:
Cost of food and beverage	87,543	33	2,787	—	90,363
Cost of entertainment and merchandise	28,952	(32)	915	(60)	29,775

Total cost of food, beverage, entertainment, and merchandise	116,495	1	3,702	(60)	120,138
Labor expenses	222,085	—	7,087	—	229,172
Depreciation and amortization	76,026	—	2,141	—	78,167
Rent expense	75,681	—	2,782	—	78,463
Other store operating expenses	189,087	(460)	4,782	(62,374)	131,035

Total company store operating costs	679,374	(459)	20,494	(62,434)	636,975
Other costs and expenses:
Advertising expense	44,244	—	40,411	(43,438)	41,217
General and administrative expenses	18,133	38,617	1,294	(1,037)	57,007
Asset impairments	2,241	—	810	—	3,051

Total operating costs and expenses	743,992	38,158	63,009	(106,909)	738,250

Operating income (loss)	51,731	28,544	3,196	—	83,471
Equity in earnings (loss) of affiliates	23,240	—	—	(23,240)	—
Interest expense (income)	12,620	(6,002)	835	—	7,453

Income (loss) before income taxes	62,351	34,546	2,361	(23,240)	76,018
Income tax expense (benefit)	14,527	12,877	790	—	28,194

Net income (loss)	$47,824	$21,669	$1,571	$(23,240)	$47,824

Components of other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	$(1,116)	$—	$(1,116)	$1,116	$(1,116)

Total components of other comprehensive income (loss), net of tax	(1,116)	—	(1,116)	1,116	(1,116)

Comprehensive income (loss)	$46,708	$21,669	$455	$(22,124)	$46,708

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CEC Entertainment, Inc.

Consolidating Statement of Comprehensive Income (Loss)

For the Fiscal Year Ended December 30, 2012

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:
Food and beverage sales	$361,696	$1,641	$9,611	$—	$372,948
Entertainment and merchandise sales	410,853	1,132	14,004	—	425,989

Total company store sales	772,549	2,773	23,615	—	798,937
Franchise fees and royalties	2,459	2,084	—	—	4,543
International Association assessments and other fees	—	57,863	30,019	(87,882)	—

Total revenues	775,008	62,720	53,634	(87,882)	803,480
Operating Costs and Expenses:
Company store operating costs:
Cost of food and beverage	89,946	316	3,155	—	93,417
Cost of entertainment and merchandise	29,860	66	929	—	30,855

Total cost of food, beverage, entertainment, and merchandise	119,806	382	4,084	—	124,272
Labor expenses	215,787	558	7,260	—	223,605
Depreciation and amortization	76,323	188	2,258	—	78,769
Rent expense	72,218	258	2,836	—	75,312
Other store operating expenses	179,394	240	5,026	(57,805)	126,855

Total company store operating costs	663,528	1,626	21,464	(57,805)	628,813
Other costs and expenses:
Advertising expense	32,791	89	32,521	(29,994)	35,407
General and administrative expenses	18,176	34,349	995	(83)	53,437
Asset impairments	6,012	—	740	—	6,752

Total operating costs and expenses	720,507	36,064	55,720	(87,882)	724,409

Operating income (loss)	54,501	26,656	(2,086)	—	79,071
Equity in earnings (loss) of affiliates	18,146	—	—	(18,146)	—
Interest expense (income)	12,922	(4,218)	697	—	9,401

Income (loss) before income taxes	59,725	30,874	(2,783)	(18,146)	69,670
Income tax expense (benefit)	16,135	10,937	(992)	—	26,080

Net income (loss)	$43,590	$19,937	$(1,791)	$(18,146)	$43,590

Components of other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	$538	$—	$538	$(538)	$538

Total components of other comprehensive income (loss), net of tax	538	—	538	(538)	538

Comprehensive income (loss)	$44,128	$19,937	$(1,253)	$(18,684)	$44,128

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CEC Entertainment, Inc.

Consolidating Statement of Comprehensive Income (Loss)

For the Fiscal Year Ended January 1, 2012

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:
Food and beverage sales	$377,286	$1,617	$10,005	$—	$388,908
Entertainment and merchandise sales	411,879	958	14,149	—	426,986

Total company store sales	789,165	2,575	24,154	—	815,894
Franchise fees and royalties	2,216	3,068	—	—	5,284
International Association assessments and other fees	—	76,663	30,712	(107,375)	—

Total revenues	791,381	82,306	54,866	(107,375)	821,178
Operating Costs and Expenses:
Company store operating costs:
Cost of food and beverage	92,487	285	3,217	—	95,989
Cost of entertainment and merchandise	31,370	94	898	—	32,362

Total cost of food, beverage, entertainment, and merchandise	123,857	379	4,115	—	128,351
Labor expenses	214,979	483	7,134	—	222,596
Depreciation and amortization	78,229	208	2,389	—	80,826
Rent expense	71,933	199	2,860	—	74,992
Other store operating expenses	197,259	367	5,826	(76,605)	126,847

Total company store operating costs	686,257	1,636	22,324	(76,605)	633,612
Other costs and expenses:
Advertising expense	35,706	79	29,891	(30,687)	34,989
General and administrative expenses	14,685	36,167	1,090	(83)	51,859
Asset impairments	1,958	—	781	—	2,739

Total operating costs and expenses	738,606	37,882	54,086	(107,375)	723,199

Operating income (loss)	52,775	44,424	780	—	97,979
Equity in earnings (loss) of affiliates	29,406	—	—	(29,406)	—
Interest expense (income)	11,370	(3,202)	707	—	8,875

Income (loss) before income taxes	70,811	47,626	73	(29,406)	89,104
Income tax expense (benefit)	15,849	17,669	624	—	34,142

Net income (loss)	$54,962	$29,957	$(551)	$(29,406)	$54,962

Components of other comprehensive income (loss), net of tax:
Change in fair value of cash flow hedge, net of tax	$(10)	$—	$—	$—	$(10)
Hedging loss realized in earnings, net of tax	1,231	—	—	—	1,231
Foreign currency translation adjustments	(401)	—	(401)	401	(401)

Total components of other comprehensive income (loss), net of tax	820	—	(401)	401	820

Comprehensive income (loss)	$55,782	$29,957	$(952)	$(29,005)	$55,782

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CEC Entertainment, Inc.

Consolidating Statement of Cash Flows

For the Fiscal Year Ended December 29, 2013

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows provided by (used in) operating activities:	$179,913	$(43,734)	$2,485	$—	$138,664

Cash Flows from Investing Activities:
Intercompany Note	—	87,775	—	(87,775)	—
Purchases of property and equipment	(71,947)	(1,265)	(873)	—	(74,085)
Proceeds from sales of PP&E	1,890	640	—	—	2,530
Insurance proceeds from disasters	613	—	—	—	613

Cash flows provided by (used in) investing activities	(69,444)	87,150	(873)	(87,775)	(70,942)

Cash Flows from Financing Activities:
Payments on capital lease obligations	(885)	—	(68)	—	(953)
Net proceeds from (repayments on) revolving credit facility	—	(28,000)	—	—	(28,000)
Intercompany Note	(73,650)	(13,750)	(375)	87,775	—
Dividends paid	(17,097)	—	—	—	(17,097)
Excess tax benefit from stock-based compensation	343	—	—	—	343
Restricted Stock Returned for payment of taxes	(2,212)	—	—	—	(2,212)
Purchases of treasury stock	(18,112)	—	—	—	(18,112)

Cash flows provided by (used in) financing activities	(111,613)	(41,750)	(443)	87,775	(66,031)

Effect of foreign exchange rate changes on cash	—	—	(641)	—	(641)

Change in cash and cash equivalents	(1,144)	1,666	528	—	1,050
Cash and cash equivalents, beginning of period	11,321	248	8,067	—	19,636

Cash and cash equivalents, end of period	$10,177	$1,914	$8,595	$—	$20,686

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CEC Entertainment, Inc.

Consolidating Statement of Cash Flows

For the Fiscal Year Ended December 30, 2012

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows provided by (used in) operating activities:	$568,923	$(430,697)	$(1,134)	$—	$137,092

Cash Flows from Investing Activities:
Intercompany Note	—	437,125	—	(437,125)	—
Purchases of property and equipment	(91,266)	(6,627)	(1,358)	—	(99,251)
Acquisition of Franchisee	(241)	3	—	—	(238)
Proceeds from sales of PP&E	586	—	—	—	586

Cash flows provided by (used in) investing activities	(90,921)	430,501	(1,358)	(437,125)	(98,903)

Cash Flows from Financing Activities:
Payments on capital lease obligations	(903)	—	(46)	—	(949)
Net proceeds from (repayments on) revolving credit facility	—	(100)	—	—	(100)
Intercompany Note	(440,475)	—	3,350	437,125	—
Dividends paid	(19,846)	—	—	—	(19,846)
Excess tax benefit from stock-based compensation	619	—	—	—	619
Restricted Stock Returned for payment of taxes	(2,656)	—	—	—	(2,656)
Purchases of treasury stock	(14,353)	—	—	—	(14,353)

Cash flows provided by (used in) financing activities	(477,614)	(100)	3,304	437,125	(37,285)

Effect of foreign exchange rate changes on cash	—	—	59	—	59

Change in cash and cash equivalents	388	(296)	871	—	963
Cash and cash equivalents, beginning of period	10,933	544	7,196	—	18,673

Cash and cash equivalents, end of period	$11,321	$248	$8,067	$—	$19,636

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CEC Entertainment, Inc.

Consolidating Statement of Cash Flows

For the Fiscal Year Ended January 1, 2012

(in thousands)

	Predecessor
	Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows provided by (used in) operating activities:	$(284,981)	$459,026	$3,188	$—	$177,233

Cash Flows from Investing Activities:
Intercompany Note	—	(469,882)	—	469,882	—
Purchases of property and equipment	(95,160)	1,845	(1,358)	—	(94,673)
PPE Acq. via capital lease	7	—	(3)	—	4
Change in other assets/liab	(208)	225	—	—	17

Cash flows provided by (used in) investing activities	(95,361)	(467,812)	(1,361)	469,882	(94,652)

Cash Flows from Financing Activities:
Payments on capital lease obligations	(879)	—	(59)	—	(938)
Net proceeds from (repayments on) revolving credit facility	—	12,600	—	—	12,600
Intercompany Note	471,007	—	(1,125)	(469,882)	—
Payment of Debt Financing Cost	—	(2,052)	—	—	(2,052)
Interest Rate Swap	1,221	(1,221)	—	—	—
Dividends paid	(11,487)	—	—	—	(11,487)
Exercise of stock options	632	—	—	—	632
Excess tax benefit from stock-based compensation	815	—	—	—	815
Restricted Stock Returned for payment of taxes	(2,762)	—	—	—	(2,762)
Purchases of treasury stock	(79,781)	—	—	—	(79,781)

Cash flows provided by (used in) financing activities	378,766	9,327	(1,184)	(469,882)	(82,973)

Effect of foreign exchange rate changes on cash	—	—	(204)	—	(204)

Change in cash and cash equivalents	(1,576)	541	439	—	(596)
Cash and cash equivalents, beginning of period	12,509	3	6,757	—	19,269

Cash and cash equivalents, end of period	$10,933	$544	$7,196	$—	$18,673

CEC ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14. Subsequent Events:

Merger Agreement: On January 15, 2014, the Company, Queso Holdings Inc. (“Parent”), a Delaware corporation, and Q Merger Sub Inc. (“Merger Sub”), a Kansas corporation and a wholly-owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Sub commenced a tender offer (the “Tender Offer”) to purchase all of the Company’s issued and outstanding shares of common stock at a price of $54.00 per share payable net to the seller in cash, without interest (the “Offer Price”), and subject to deduction for applicable withholding taxes. Following completion of the Tender Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. At the time the Merger becomes effective, all remaining outstanding shares of common stock of the Company not tendered in the Tender Offer (other than such shares owned by Parent, Merger Sub and the Company) will be cancelled and converted into the right to receive the Offer Price, and any such shares held by stockholders who have properly perfected their statutory rights of appraisal pursuant to the applicable provisions of Section 17-6712 of the Kansas General Corporation Code, will be cancelled and converted into the right to receive appraisal value for such shares.

Under certain circumstances, including in the event that the conditions to the Tender Offer are not satisfied or waived on any expiration date of the offer on or after March 1, 2014, Merger Sub will have the option to terminate the Tender Offer, in which event the parties have agreed to complete the Merger without the prior completion of the Tender Offer.

Merger Sub commenced the Tender Offer, on January 16, 2014. The Tender Offer will initially expire at 9:30 A.M. (New York time) on February 14, 2014, and may be extended under certain circumstances as described in the Merger Agreement. Each share of common stock accepted by Merger Sub in accordance with the terms of the Tender Offer will be exchanged for the right to receive the Offer Price. Subject to the satisfaction or waiver of the conditions to the Tender Offer, Merger Sub will accept for payment all common shares validly tendered and not validly withdrawn as soon as practicable following the expiration of the Tender Offer (the “Acceptance Time”).

Rights Agreement: On January 15, 2014, the Board of the Company authorized and declared a dividend of one preferred share purchase right (a “Right”) for each share of common stock, and the Company entered into a Rights Agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., as rights agent (the “Rights Agent”). Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series B Junior Participating Preferred Stock, par value $100.00 per share (the “Preferred Shares”), of the Company at a price of $54.00 per one ten-thousandth of a Preferred Share, subject to adjustment. The Rights become exercisable in the event any person or group, excluding Parent or Merger Sub, acquires 10% or more of the common shares without the approval of the Board. The Rights Agent currently serves as the Company’s transfer agent with respect to its shares of common stock and also has been appointed transfer agent with respect to the Preferred Shares, if any, that may be issued pursuant to the exercise of rights issued under the Rights Agreement. The Rights Agreement has a final expiration date of January 14, 2015.

$255,000,000

CEC Entertainment, Inc.

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

Until January 25, 2015, all dealers effecting transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.